As filed with the Securities and Exchange Commission on October 25, 2019

1933 Act File No. 333-225559

1940 Act File No. 811-23351

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes.)
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.3	☒
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 5	☒

AMERICAN BEACON APOLLO TOTAL RETURN FUND

(Exact Name of Registrant as Specified in Charter)

220 East Las Colinas Boulevard, Suite 1200

Irving, Texas 75039

(Address of Principal Executive Offices) (Number, Street, City, State, Zip Code)

Registrant’s Telephone Number, including Area Code: (817) 391-6100

Gene L. Needles, Jr., President 220 East Las Colinas Boulevard Suite 1200 Irving, Texas 75039 (Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)	With copies to: Kathy K. Ingber, Esq. K&L Gates LLP 1601 K Street, NW Washington, D.C. 20006-1600

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to Section 8(c).

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)
☒	on October 28, 2019 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PROSPECTUS October 28, 2019

American Beacon Apollo Total Return FundSM

Y Class Shares (ATRYX)

T Class Shares (ATRTX)

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the Fund's shareholder reports will no longer be sent by mail, unless you speciﬁcally request paper copies of the reports from the Fund or from your ﬁnancial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on a website, and you will be notiﬁed by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund or your ﬁnancial intermediary electronically by going to www.americanbeaconfunds.com and clicking on ‘‘Quick Links'' and then ‘‘Register for E-Delivery."

You may elect to receive all future reports in paper free of charge. You can inform the Fund that you wish to continue receiving paper copies of your shareholder reports by calling 1-833-262-3226, or you may directly inform your financial intermediary of your wish. A notice that will be mailed to you each time a report is posted will also include instructions for informing the Fund that you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held with the American Beacon Funds Complex or your financial intermediary, as applicable.

American Beacon Apollo Total Return Fund (the "Fund") is a series of a non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest ("Shares"). The Fund currently offers two classes of Shares: Y Class and T Class.

Investment Objective. The Fund seeks to generate attractive risk-adjusted total returns using a multi-sector approach to fixed income value investing.

Investment Strategies.  The Sub-Advisor invests the Fund's assets using a multi-sector approach across a broad range of credit-oriented markets. The Fund allocates dynamically across the credit universe to the areas which the Sub-Advisor believes produce the most attractive risk-adjusted returns. Risk-adjusted returns are generally understood to frame investments in the context of the level of risk that is associated with a particular investment. The Sub-Advisor utilizes a flexible value investment style and allocates the Fund's assets across four areas: U.S. corporate credit, global corporate credit, structured credit, and real estate credit. The Sub-Advisor may seek to invest the Fund's assets in both secured and unsecured obligations such as: loans; high yield bonds, commonly referred to as "junk bonds"; stressed or distressed credit assets; securities related to debtor-in-possession financing, rescue financing or exit financing; securities related to a corporate reorganization or restructuring; corporate notes, bonds and other investments; residential mortgage-backed securities ("RMBS"); commercial mortgage-backed securities ("CMBS"); asset-backed securities; emerging market investments; structured credit assets (including collateralized loan obligations ("CLOs") and customized commercial and consumer obligations); infrastructure and infrastructure-related investments; and any other asset or instrument having a similar target return profile. The Sub-Advisor may invest in any level of the capital structure, including senior, mezzanine and subordinated debt. The Sub-Advisor may also invest in insurance-related investments and certain credit derivatives such as futures, options, swaps and forwards. As the credit markets evolve, the Sub-Advisor expects to evaluate new credit asset classes for possible inclusion in the Fund's portfolio. See "Investment Objective, Strategies, and Risks."

Securities Offered. This prospectus ("Prospectus") applies to the offering of Y Class and T Class Shares. The minimum initial investment for the Fund's Y Class Shares is $100,000 per account, subject to certain exceptions. The minimum initial investment for the Fund's T Class Shares is $2,500 per account, subject to certain exceptions. The Manager (as defined below) may allow a reasonable period of time after opening an account for a Y Class investor to meet the initial investment requirement. In addition, for investors such as trust companies and financial advisors who make investments for a group of clients, the minimum initial investment can be met through aggregated purchase orders for more than one client. There is no sales load imposed on the Fund's Y Class Shares. The Fund's T Class Shares have a maximum sales load of 3.00%. You may qualify for sales discounts if you and your eligible family members invest, or agree to invest in the future, at least $50,000 in all classes across any closed-end fund managed by American Beacon (as defined below) that operates as an "interval fund" (as defined below) on an aggregated basis. See "Summary of Fund Expenses" and "About Your Investment—Choosing Your Share Class" for more information.

The Fund is authorized as a series of a Delaware statutory trust to issue an unlimited number of Shares. The Fund is offering to sell its Shares on a continuous basis. Resolute Investment Distributors, Inc. (the "Distributor") is currently the exclusive distributor for the Shares, and distributes the Shares on a best efforts basis. The Fund may issue additional classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, rights and privileges in the future, in reliance on an exemptive order under the Investment Company Act of 1940, as amended ("Investment Company Act"), that permits it to, among other things, offer multiple classes of Shares and pay distribution fees. Investors are able to purchase Y Class and T Class Shares from financial intermediaries and, with respect to Y Class Shares, directly from the Fund's transfer agent. No arrangement has been made to place investors' funds in an escrow, trust or similar account. Assets that cannot be invested promptly in accordance with the Fund's investment objective will be held in cash or invested in cash equivalents.

Interval Fund/Repurchase Offers.  The Fund is an "interval fund," a type of fund that, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase Shares, typically in the amount of 8% of its outstanding Shares at net asset value ("NAV") per share, reduced by any applicable repurchase fee, subject to approval of the Board of Trustees (the "Board" or "Trustees").  In all such cases, such repurchase offers will be for at least 5% and not more than 25% of the Fund's outstanding Shares.  It is possible that a repurchase offer may be oversubscribed, with the result that the Fund's shareholders ("Shareholders") may only be able to have a portion of their Shares repurchased. The Fund's Shares are not listed on a national securities exchange, and the Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares; therefore, the Shares are not readily marketable. Even though the Fund provides liquidity to Shareholders by making quarterly offers to repurchase a portion of the Shares, you should consider the Shares to be illiquid.

Leverage. The Fund may seek to use leverage directly or indirectly to enhance the return to Shareholders, subject to any applicable restrictions of the Investment Company Act; however, there can be no assurance that a leveraging strategy will be successful during any period in which it is employed. The Fund currently expects to borrow through a credit facility in an amount that would typically be up to 20% of the Fund's total assets (which include any assets attributable to leverage) under normal market conditions. If the Fund borrowed 20% of its total assets that would represent 25% of its net assets. However, the Fund may borrow up to the maximum amount permitted by the Investment Company Act, which, for debt leverage such as borrowings under the credit facility, is 33¹/3% of the Fund's total assets (reduced by liabilities and indebtedness except for indebtedness representing senior securities); this represents 50% of the Fund's net assets. The Fund currently does not expect to engage in such borrowings for investment purposes until its assets reach approximately $50 million but may do so before Fund assets reach this level.

The Fund may choose to increase, decrease or eliminate entirely its use of leverage over time and from time to time based on the Sub-Advisor's assessments of the yield curve, interest rates, credit spreads, market conditions and other factors. By using leverage, the Fund seeks to obtain a higher return for Shareholders than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. The fees received by the Fund's Manager and Sub-Advisor are based on the average daily managed assets of the Fund. "Managed assets" means the total assets of the Fund (which include assets attributable to the proceeds of leverage) minus accrued liabilities (other than liabilities attributable to such leverage). Therefore, the Manager and Sub-Advisor have a financial incentive to cause the Fund to use leverage, which may create a conflict of interest between the Manager and Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

See "Investment Objective, Strategies, and Risks—Leverage" for more information.

Investment Manager.  American Beacon Advisors, Inc. ("American Beacon" or the "Manager") serves as the investment manager and administrator of the Fund.  As of June 30, 2019, the Manager had approximately $58.7 billion in assets under management.

Investment Sub-Advisor.  Apollo Credit Management, LLC ("Apollo" or the "Sub-Advisor") serves as the Sub-Advisor of the Fund. The Sub-Advisor is a subsidiary of Apollo Global Management, LLC (together with its consolidated subsidiaries, including the Sub-Advisor, "Apollo Global"). As of June 30, 2019, Apollo Global had approximately $312 billion in assets under management.

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Because the Fund is recently-organized, its Shares have limited performance history.

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Because the Fund has no minimum asset threshold, the amount of capital actually raised by the Fund may be insufficient to allow the Fund to realize its investment objective, which may adversely affect the Fund's financial condition, liquidity and results of operations.

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The Fund does not intend to list its Shares on any national securities exchange and the Fund does not expect a secondary market in its Shares to develop.

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If and to the extent that the Fund lists its Shares or a public trading market otherwise develops, shares of closed-end funds, such as the Fund, have a tendency to trade frequently at a discount from their NAV per share, which is determined daily for the Fund.

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Shares are not redeemable. However, as described above and in this Prospectus, in order to provide some liquidity to Shareholders, the Fund conducts periodic repurchase offers for a portion of its outstanding Shares.  An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

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Even though the Fund makes quarterly offers to repurchase its outstanding Shares (currently expected to be in the amount of 8% per quarter), investors should consider Shares of the Fund to be an illiquid investment.

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There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

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There is no assurance that the Fund will be able to maintain a certain level of distributions.  All or a portion of the Fund's distributions may consist of a return of capital, which, among other things, will reduce the Shareholders' federal tax basis in their Shares. As a result of such reduction in tax basis, Shareholders who sell their Shares at a loss to their original investment may be subject to federal income tax in connection with the sale.

Investors should carefully consider the Fund's risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. Because of the risk associated with the Fund's ability to invest in loans and high yield bonds; stressed or distressed credit assets; securities related to debtor-in-possession financing, rescue financing or exit financing; RMBS and CMBS; asset-backed securities; emerging market investments; insurance-related investments; structured credit assets, such as CLOs; infrastructure and infrastructure-related investments; and certain credit derivatives and the Fund's ability to use leverage, an investment in the Fund should be considered speculative and involving a high degree of risk. Investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to their investment objectives and personal financial situation and (ii) consider factors such as their personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program. Investment should be avoided when an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of his or her investment. An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term. See "Investment Objective, Strategies, and Risks - Risk Considerations" in this Prospectus to read about the risks you should consider before buying Shares.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Y Class Shares are, and the T Class Shares will be, sold at a public offering price equal to the NAV per share of the applicable class, plus any applicable sales charges.

	Price to public[1]	Maximum Sales Load	Proceeds to Fund[2]
Per Y Class Share	At current NAV per share	None	Amount invested at current NAV per share
Per T Class Share	At current NAV per share, plus a sales load of up to 3.00%	3.00%	Amount invested at current NAV per share
Total Maximum	$250,000,000.00	3.00%	$250,000,000.00

1 The Y Class Shares are sold on a continuous basis at a price equal to their NAV per share. The T Class Shares will be sold on a continuous basis at a price equal to their NAV per share, plus a sales charge of up to 3.00% of the amount invested. See "Plan of Distribution."

2  Shareholders purchasing T Class Shares will pay a purchase price equal to the current NAV per share, plus a sales charge of up to 3.00% of the amount invested, which will be paid to a third party and not to the Fund.

Please read this Prospectus carefully before deciding whether to invest, and retain it for future reference. This Prospectus sets forth concisely important information you should know before investing in the Shares. Additional information about the Fund, including the Statement of Additional Information ("SAI") dated October 28, 2019, as it may be amended, has been filed with the SEC. You may request the SAI and copies of the Fund's annual and semi-annual reports to Shareholders and make other Shareholder inquiries, by oral or written request and without charge, by calling 833-262-3226 or writing to the Fund at the address below. You may also access these documents on the Fund's website at www.americanbeaconfunds.com. A table of contents to the SAI is located on page 72 of this Prospectus. This Prospectus incorporates by reference the entire SAI. The SAI as well as material incorporated by reference into the Fund's registration statement and other information regarding the Fund, are available on the EDGAR Database on the SEC's Internet site at www.sec.gov. Copies of this information also may be obtained, after paying a duplicating fee, by electronic mail to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, 100 F Street, NE, Washington, D.C. 20549-1520. The SAI and other information about the Fund may also be reviewed and copied at the SEC's Public Reference Room. Information on the operation of the SEC's Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The Fund's address is 220 E. Las Colinas Blvd., Suite 1200, Irving, Texas 75039.

Shares of the Fund do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

An investor should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult your own professional advisors as to legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different information, you should not assume that the Fund has authorized or verified it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus is accurate as of any date other than the date on the front of this Prospectus. The Fund's business, financial condition, results of operations and prospects may have changed since that date.

American Beacon Apollo Total Return Fund

Prospectus Summary

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund's Shares (as defined below). You should review the more detailed information contained in this prospectus ("Prospectus") and in the Statement of Additional Information ("SAI"). In particular, you should carefully read the risks of investing in the Fund's Shares, as discussed under "Investment Objective, Strategies, and Risks—Risk Considerations."

The Fund

The American Beacon Apollo Total Return Fund (the "Fund") is a series of a recently-organized, non-diversified, closed-end management investment company of the same name (the "Trust") that continuously offers its shares of beneficial interest (the "Shares"). The Fund is operated as an "interval fund" (as defined below). The Fund currently offers two classes of Shares: Y Class and T Class. The Fund may issue additional classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, rights and privileges in the future. An investment in the Fund may not be appropriate for all investors.

The Offering

The Fund's Y Class and T Class Shares are offered on a continuous basis at net asset value ("NAV") per share, plus any applicable sales charges. The Fund may close at any time to new investors or new investments and, during such closings, only purchases of Shares by existing shareholders of the Fund ("Shareholders") or the reinvestment of distributions by existing Shareholders, as applicable, will be permitted. The Fund may re-open to new investments and subsequently close again to new investors or new investments at any time at the discretion of the Manager. Any such opening and closing of the Fund will be disclosed to investors via a supplement to this Prospectus.

The Fund's Shares are offered through Resolute Investment Distributors, Inc. (the "Distributor"), which is the exclusive distributor of Shares, on a best-efforts basis. For additional information, see "Plan of Distribution." The minimum investment for Y Class Shares is $100,000 per account, subject to certain exceptions. The minimum initial investment for the Fund's T Class Shares is $2,500 per account, subject to certain exceptions. The Manager (as defined below) may allow a reasonable period of time after opening an account for a Y Class investor to meet the applicable initial investment requirement. In addition, for investors such as trust companies and financial advisors who make investments for a group of clients, the minimum initial investment can be met through aggregated purchase orders for more than one client. The Fund reserves the right to reject a purchase order for any reason. There is no sales load imposed on the Fund's Y Class Shares. The Fund's T Class Shares have a maximum sales load of 3.00%. You may qualify for sales discounts if you and your eligible family members invest, or agree to invest in the future, at least $50,000 in all classes across any closed-end interval fund (as defined below) managed by American Beacon (as defined below) on an aggregated basis. See "Summary of Fund Expenses" and "About Your Investment" below for more information. Shareholders do not have the right to redeem their Shares. However, as described below, in order to provide liquidity to Shareholders, the Fund conducts periodic offers to repurchase a portion of its outstanding Shares.

Periodic Repurchase Offers

The Fund is an "interval fund," a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase at least 5% and not more than 25% of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board of Trustees ("Board" or "Trustees"), the Fund seeks to conduct such quarterly repurchase offers typically in the amount of 8% of its outstanding Shares at NAV per share.  Quarterly repurchase offers occur in the months of January, April, July and October. Written notification of each quarterly repurchase offer (the "Repurchase Offer Notice") is sent to Shareholders of record at least 21 calendar days before the repurchase request deadline (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer) (the "Repurchase Request Deadline"). If you invest in the Fund through a financial intermediary, the Repurchase Offer Notice will be provided to you by your financial intermediary.  The Fund's Shares are not listed on any national securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund's repurchase offers may subject the Fund and Shareholders to special risks. See "Periodic Repurchase Offers" and "Risk Considerations—Repurchase Offers Risk/Interval Fund Risk."

Investment Objective, Strategies, and Risks

Investment Objective

The Fund seeks to generate attractive risk-adjusted total returns using a multi-sector approach to fixed income value investing. No assurance can be given that the Fund's investment objective will be achieved, and you could lose all of your investment in the Fund.

The Fund's investment objective is "non-fundamental," which means that it may be changed by the Board of Trustees ("Board" or "Trustees") without the approval of Shareholders.

Principal Investment Strategies

The Sub-Advisor invests the Fund's assets using a multi-sector approach across a broad range of credit-oriented markets. The Fund allocates dynamically across the credit universe to the areas which the Sub-Advisor believes produce the most attractive risk-adjusted returns. Risk-adjusted returns are generally understood to frame investments in the context of the level of risk that is associated with a particular investment. The Sub-Advisor utilizes a flexible value investment style and allocates the Fund's assets across four areas: U.S. corporate credit, global corporate credit, structured credit, and real estate credit. Within each such credit sector, the Fund is expected to benefit from the deep individual asset class, industry and security selection expertise within Apollo Global (as defined below). The dynamic asset allocation process is designed to contribute to the Fund's ability to be successful in as many environments as possible. In addition to the breadth of the Apollo Global credit platform, the Fund expects to benefit from Apollo's ability to take advantage of differences in relative value between asset classes and future volatility in the marketplace. The investment process combines qualitative and quantitative factors and relies on the substantial cumulative judgment of, and input from, the entire Apollo Global credit portfolio management team. See "Asset Allocation Investment Process" below.

The Fund invests in securities that combine Apollo's views of relative value, substantial intrinsic credit quality and the potential for price appreciation. The Sub-Advisor may seek to invest the Fund's assets in both secured and unsecured obligations such as: loans; high yield bonds, commonly referred to as "junk bonds"; stressed or distressed credit assets; securities related to debtor-in-possession financing, rescue financing or exit financing; securities related to a

Prospectus – Prospectus Summary	1

corporate reorganization or restructuring; corporate notes, bonds and other investments; residential mortgage-backed securities ("RMBS"); commercial mortgage-backed securities ("CMBS"); asset-backed securities; emerging market investments; non-performing loans; structured credit assets (including collateralized loan obligations ("CLOs") and customized commercial and consumer obligations); infrastructure and infrastructure-related investments; and any other asset or instrument having a similar target return profile.

The Sub-Advisor may invest in any level of the capital structure, including senior, mezzanine and subordinated debt. The Sub-Advisor may also invest in insurance-related investments and certain credit derivatives such as futures, options, swaps and forwards. The Sub-Advisor expects to access these markets through a combination of primary and secondary markets, as well as selectively relying on proprietary origination; provided, however, that the Fund will not originate loans in excess of 5% of the value of its total assets. The Fund may invest in securities globally but generally intends to focus on pursuing opportunities in North America, Europe and emerging markets. As the credit markets evolve, the Sub-Advisor expects to evaluate new credit asset classes for possible inclusion in the Fund's portfolio.

The average duration of the Fund's portfolio is expected to be in the range of zero to three (0 to 3) years, as calculated by the Sub-Advisor, although it may be longer at any time or from time to time depending on market conditions and other factors. There is no limit on the maturity or duration of any individual instrument in which the Fund may invest. See "Investment Objective, Strategies, and Risks—Duration Management." The Fund may engage in frequent portfolio turnover, and frequency of portfolio turnover will not be a limiting factor if the Sub-Advisor considers it advantageous to purchase or sell securities.

Assets that cannot be invested promptly in accordance with the Fund's investment objective will be held in cash or invested in cash equivalents.

To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the Investment Company Act of 1940, as amended ("Investment Company Act"), the Fund may invest without limit in illiquid securities.

The Fund's investment objective and policies, other than those policies identified in this Prospectus as "fundamental," may be changed without the approval of Shareholders.

A recently-organized and/or smaller fund's performance may not represent how such fund is expected to, or may, perform in the long term if and when it becomes larger and has fully implemented its investment strategies. Investment positions may have a disproportionate impact (negative or positive) on performance in a recently-organized and/or smaller fund, such as the Fund. As a recently-organized Fund, the Fund will also require a period of time before it is fully invested in securities that meet its investment objective and policies and achieves a representative portfolio composition. Fund performance may be lower or higher during this "ramp-up" period, and may also be more volatile, than would be the case after the Fund is fully invested. Similarly, the Fund's investment strategies may require a longer period of time to show returns that are representative of the strategies. As a recently-organized fund, the Fund may not attract sufficient assets to achieve investment and trading efficiencies. See "Risk Considerations–Recently-Organized/Smaller Fund Risk."

Portfolio Management

American Beacon Advisors, Inc. ("American Beacon" or the "Manager") serves as the Manager and Apollo Credit Management, LLC ("Apollo" or the "Sub-Advisor") serves as the Sub-Advisor to the Fund. The Sub-Advisor is a subsidiary of Apollo Global Management, LLC (together with its consolidated subsidiaries, including the Sub-Advisor, "Apollo Global").

See "Management of the Fund." The investment strategies that may be utilized by Apollo are described herein.

Asset Allocation Investment Process

Apollo's investment process begins with a monthly meeting chaired by the chief investment officer of its credit asset management business and attended by investment professionals responsible for each asset class represented in the Fund. After reviewing the performance of each asset class, this group reviews a suggested quantitative model allocation that seeks to incorporate the relative returns and risks inherent to each asset class and the potential yield relative to the Fund's duration and credit-risk constraints. The group seeks to allocate dynamically across the credit universe to the areas that they believe will produce the most attractive returns on a risk-adjusted basis. The group discusses the opportunities available in each asset class and what actions might be taken based on their relative attractiveness.

This discussion includes a review of factors such as the global macro environment, expected changes in central bank activity, recent issuance levels, demand trends for credit in the institutional and retail markets globally, changes in pricing for major sectors, and areas of fundamental credit improvement or deterioration in the market. Additional factors considered may include regulatory changes, market catalysts, expected refinancings and maturities, the impact of ratings agencies, changes to terms and structures of various credit instruments, liquidity conditions, downside protection, review of historical market cycles, idiosyncratic issues in the Fund's investment strategies or the marketplace, and the role and capacity of important market participants.

The group then develops a final asset class allocation for the coming month, and specific credit instruments are selected by the respective teams. Apollo seeks to utilize the breadth of its entire credit platform, with the goal of sourcing, evaluating and executing attractive investment opportunities to achieve its desired level of risk, expected return, yield, liquidity and diversification. Additionally, the investment process is designed to contribute to the Fund's ability to be successful in as many environments as possible.

In determining whether to sell a portfolio holding, Apollo continues to analyze the factors considered when buying the security. Apollo may sell to reduce the Fund's position in a security, to take advantage of what it believes are more attractive investment opportunities or to raise cash. The Fund may also use derivative instruments to reduce or hedge exposures in the Fund rather than sell its positions.

When Apollo believes that a temporary or defensive position is desirable, the Fund may invest its assets in cash or cash equivalents. Under these circumstances, and during any other times the Fund holds cash or cash equivalents, the Fund's investments may generally include money market mutual funds and/or other similar short-term U.S. dollar-denominated obligations which Apollo believes are of comparable high quality.

The investment strategies are also based on Apollo's ability to quickly adapt to changing market environments through its flexible investment approach of pursuing different investment strategies in different market environments. The Fund seeks to benefit from Apollo's strengths in identifying, understanding and evaluating new credit asset classes as markets continually evolve. Additionally, Apollo believes that investments should be executed in a contrarian approach to the general market, with the most assets being invested at times when the rest of the market is pulling back.

Finally, the risk team defines, measures, monitors and reports on the various investment and trading objectives and guidelines for the Fund. Apollo uses an internal risk model for measuring, reporting and monitoring a variety of market and credit risk metrics. Portfolio risk is managed through a combination of portfolio construction, continued monitoring and evaluation, diversification, position size limits, security construction and the hedging of unwanted risks. The Fund may also enter into various portfolio-level hedges to reduce the level of credit, foreign currency, interest rate and other risks in the portfolio overall.

2	Prospectus – Prospectus Summary

Certain Interest Rate Transactions

In order to reduce the interest rate risk inherent in the Fund's underlying investments and capital structure, the Fund may (but is not required to) enter into interest rate swap transactions. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. The payment obligation would be based on the notional amount of the swap. The Fund may (but is not required to) use interest rate swap transactions with the intent to reduce or eliminate the risk that an increase in short-term interest rates could pose for the performance of the Fund's Shares as a result of leverage, and the Fund also may use these instruments for other hedging or investment purposes. Any termination of an interest rate swap transaction could result in a termination payment by or to the Fund.

Credit Quality

The Fund may invest without limitation in debt instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investor Service, Inc. ("Moody's") or below BBB- by either S&P Global Ratings, a division of The McGraw-Hill Company, Inc. ("S&P") or Fitch, Inc. ("Fitch")), or unrated but determined by the Sub-Advisor to be of comparable credit quality. Debt instruments of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal and are commonly referred to as "high yield" or "junk" bonds. The Fund may invest in securities of stressed or distressed issuers, which include securities at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund or that are rated in the lower rating categories by one or more nationally recognized statistical rating organization (for example, Ca or lower by Moody's or CC or lower by S&P or Fitch) or, if unrated, are determined by the Sub-Advisor to be of comparable quality. The Fund may also invest in defaulted securities and debtor-in-possession financing. The Sub-Advisor relies primarily on its own analysis of the credit quality and risks associated with individual debt instruments considered for the Fund, rather than relying exclusively on rating-agency or third-party research. The Fund's portfolio managers utilize this information in an attempt to minimize credit risk and to identify issuers, industries or sectors that they believe are undervalued or that offer potentially attractive yields relative to their assessment of the credit characteristics. The Sub-Advisor's capabilities in credit analysis are particularly important when investing in lower quality or unrated debt securities.

Duration Management

Duration is a measure used to determine the sensitivity of an instrument's price to changes in interest rates. For example, if a bond has a duration of three years, a 1% increase in interest rates could be expected to result in a 3% decrease in the value of the bond. The average duration of the Fund's portfolio is expected to be in the range of zero to three (0 to 3) years, as calculated by the Sub-Advisor, although it may be longer at any time or from time to time depending on market conditions and other factors. The average duration of the Fund's portfolio may be maintained at a very low level from time to time which would potentially benefit the Fund in an environment of rising interest rates, but it may adversely impact the Fund in an environment of falling interest rates. While the Fund seeks to maintain the average portfolio duration range stated above, there is no limit on the maturity or duration of any individual instrument in which the Fund may invest. The Sub-Advisor believes that maintaining the average duration within this range offers flexibility and the opportunity to enhance returns while potentially limiting exposure to interest rate volatility and related risks.

Leverage

The Fund may seek to use leverage directly or indirectly to enhance the return to Shareholders, subject to any applicable restrictions of the Investment Company Act; however, there can be no assurance that a leveraging strategy will be successful during any period in which it is employed. An example of leverage is when the Fund uses proceeds it obtains through borrowings to make additional investments. The Fund currently expects to borrow through a credit facility in an amount that would typically be up to 20% of the Fund's total assets (which include any assets attributable to leverage) under normal market conditions. If the Fund borrowed 20% of its total assets that would represent 25% of its net assets. However, the Fund may leverage up to the maximum amount permitted by the Investment Company Act, which, for debt leverage such as borrowings under the credit facility, is 33¹/3% of the Fund's total assets (reduced by liabilities and indebtedness except for indebtedness representing senior securities, as defined in the Investment Company Act); this represents 50% of the Fund's net assets. The Fund currently does not expect to engage in such borrowings for investment purposes until its assets reach approximately $50 million but may do so before Fund assets reach this level.

The Fund may also enter into other transactions that may give rise to a form of leverage such as by investing in certain derivatives such as total return swaps. The Fund may choose to increase, decrease or eliminate entirely its use of leverage over time and from time to time based on the Sub-Advisor's assessments of the investment opportunities, credit spreads, the yield curve, interest rates, market conditions and other factors. Any investments of the net proceeds that the Fund obtains from leverage will be made in accordance with the Fund's investment objective and policies as described in this Prospectus. As long as the rate of return, net of applicable Fund expenses, on such debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of its leverage, the investment of the Fund's assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to Shareholders than if the Fund were not so leveraged. The fees received by the Manager and Sub-Advisor are based on the average daily managed assets of the Fund (which include any assets attributable to leverage). Therefore, the Manager and Sub-Advisor have a financial incentive to cause the Fund to use leverage, which may create a conflict of interest between the Manager and Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

Please see "Leverage," "Risk Considerations—Leverage Risk" and "Risk Considerations—Segregation Risk" for additional information regarding leverage and related risks.

Cover and Asset Segregation. The Fund may make investments or employ trading practices that obligate the Fund, on a fixed or contingent basis, to deliver an asset or make a cash payment to another party in the future. The Fund will comply with guidance from the SEC with respect to coverage of certain investments and trading practices. This guidance requires segregation (which may include earmarking) by the Fund of cash or liquid assets with its custodian or a designated sub-custodian to the extent the Fund's obligations with respect to these strategies are not otherwise "covered" through ownership of the underlying security or financial instrument or by offsetting portfolio positions.

The Fund's approach to asset coverage may vary among different types of transactions. Inasmuch as the Fund covers its obligations under these transactions as described above, the Manager and the Fund believe such obligations do not constitute senior securities. Earmarking or otherwise segregating a large percentage of the Fund's assets could impede the Sub-Advisor's ability to implement the Fund's investment strategies.

Portfolio Contents

The Sub-Advisor may seek to invest the Fund's assets in both secured and unsecured obligations such as: loans, high yield bonds, commonly referred to as "junk bonds"; stressed or distressed credit assets; securities related to debtor-in-possession financing, rescue financing or exit financing; securities related to a corporate reorganization or restructuring; corporate notes, bonds and other investments; residential mortgage-backed securities ("RMBS"); commercial mortgage-backed securities ("CMBS"); asset-backed securities; emerging market investments; structured credit assets (including CLOs and customized commercial and consumer obligations); infrastructure and infrastructure-related investments; and any other asset or instrument having a similar target return profile. The Sub-Advisor may invest in any level of the capital structure, including senior, mezzanine and subordinated debt. The Sub-Advisor may also invest

Prospectus – Prospectus Summary	3

in insurance-related investments and certain credit derivatives such as futures, options, swaps and forwards. The Fund may invest in securities globally but generally intends to focus on pursuing opportunities in North America, Europe and emerging markets. As the credit markets evolve, the Sub-Advisor expects to evaluate new credit asset classes for possible inclusion in the Fund's portfolio.

To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the Investment Company Act, the Fund may invest without limit in illiquid securities. Please see "Investment Objective, Strategies and Risks—Portfolio Contents" for additional information.

The Manager and Administrator

American Beacon serves as the Manager and administrator of the Fund, subject to the supervision of the Board. The Manager provides the Fund with management and administrative services and provides oversight of the Sub-Advisor. The Manager, located at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, is an indirect wholly-owned subsidiary of Resolute Investment Holdings, LLC, which is owned primarily by Kelso Investment Associates VIII, L.P., KEP VI, LLC and Estancia Capital Partners L.P.  The Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). As of June 30, 2019, the Manager had approximately $58.7 billion in assets under management.

The Fund has adopted a Distribution Plan (as defined below) for its T Class Shares that authorizes payment to the Manager (or another entity approved by the Board) for the sale of Fund Shares and for other services provided to Shareholders, including expenses relating to selling efforts of various broker-dealers, shareholder servicing fees and the preparation and distribution of T Class advertising material and sales literature. The Fund has also adopted a Service Plan (as defined below) for its Y Class Shares that authorizes payment to the Manager (or another entity approved by the Board) for certain activities or expenses primarily intended to result in or relate to the servicing of Y Class Shares, provided by such entities or third parties with whom such entities may contract. The primary expenses expected to be incurred under the Service Plan are for shareholder servicing, record keeping fees and servicing fees paid to financial intermediaries such as plan sponsors and broker-dealers. See "Distribution and Service Plans" for more information.

The Sub-Advisor

Apollo serves as the Sub-Advisor of the Fund and is responsible for the day-to-day investment of the Fund's portfolio. Apollo is a Delaware limited liability company and is registered as an investment adviser under the Advisers Act. The Sub-Advisor is a subsidiary of Apollo Global Management, LLC (together with its consolidated subsidiaries, including the Sub-Advisor, "Apollo Global"). James Zelter, Joseph Moroney, and John Zito are the portfolio managers and are jointly and primarily responsible for the day-to-day investment of the Fund's portfolio. The address of the Sub-Advisor is 9 West 57th Street, 43rd Floor, New York, NY 10019. As of June 30, 2019, Apollo Global had approximately $312 billion in assets under management.

Distributions

The Fund intends to distribute each year substantially all of its net earnings and net realized gains, if any, in the form of dividends from net investment income ("dividends") and distributions of net realized capital gains ("capital gain distributions," and together with dividends and any other distributions, "distributions"). The Fund intends to declare distributions daily and distribute them quarterly to Shareholders of record. In addition, the Fund intends to distribute any net realized capital gains and net gains from foreign currency transactions it earns from the sale of portfolio securities not previously distributed to Shareholders no less frequently than annually. The Fund does not have a fixed distribution rate nor does it guarantee that it will pay any distributions in any particular period.

All or a portion of the Fund's quarterly distributions may consist of a "return of capital." A return of capital is the part of the Fund's distributions that (i) exceeds the sum of the Fund's "investment company taxable income" and realized net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) for a taxable year and (ii) is not treated as a dividend (i.e., from the Fund's current or accumulated earnings and profits, as calculated for federal income tax purposes ("E&P")). A return of capital reduces a Shareholder's tax basis in the Shareholder's Shares (and any amount of a return of capital exceeding the basis reduction would be taxable to the Shareholder as realized capital gain). As a result of such reduction in tax basis, a Shareholder may be subject to federal income tax in connection with the subsequent sale of Shares, even if such Shares are sold at a loss to the Shareholder's original investment. Unless a Shareholder specifies otherwise, distributions to the Shareholder will be reinvested in additional Shares of the same class in accordance with the Fund's distribution reinvestment policy. See "Quarterly Distribution Policy and Distribution Reinvestment Policy."

Distributor, Transfer Agent, and Custodian

Resolute Investment Distributors, Inc. serves as the Fund's principal underwriter and distributor. DST Asset Manager Solutions, Inc. serves as the transfer agent and dividend disbursing agent. State Street Bank and Trust Company ("State Street") is the custodian of the Fund's assets. The Manager also has entered into a sub-administration agreement with State Street. Under the sub-administration agreement, State Street provides the Fund with certain financial reporting and tax services, as well as sub-administrative and compliance services. See "The Fund's Service Providers" for further discussion.

Unlisted Closed-End Fund Structure; Limited Liquidity

The Fund's Shares are not listed on any national securities exchange, and the Fund does not currently intend to list its Shares for trading on any national securities exchange and does not expect any secondary market to develop for its Shares. There is no established public trading market for the Fund's Shares.  Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to Shareholders, the Fund is structured as an "interval fund" and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares.

Investor Suitability

An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.

Risk Considerations

The following section provides information regarding the Fund's principal risk factors in light of its principal investment strategies. The principal risks of investing in the Fund listed below are presented in alphabetical order, and not in the order of importance or potential exposure, to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a "principal risk" of investing in the Fund, regardless of the order in which it appears. Please see "Investment Objective, Strategies, and Risks—Risk Considerations" for more information. Additional information regarding risks of the Fund is available in the Fund's SAI.

4	Prospectus – Prospectus Summary

Allocation Risk
The Fund's investment performance depends upon how its assets are allocated and reallocated. The Fund may make less than optimal or poor asset allocation decisions. The Sub-Advisor employs an active approach to allocation among multiple credit sectors, but there can be no assurance, particularly during periods of market disruption and stress, that such allocation techniques will be correct or produce the desired results. It is possible that the Sub-Advisor may focus on an investment that performs poorly or underperforms other investments under various market conditions. Some broad asset categories and sub-classes may perform below expectations or the securities markets generally over short and extended periods. You could lose money on your investment in the Fund as a result of these allocation decisions.

Asset-Backed and Mortgage Related Securities Risk
Investments in asset-backed and mortgage related securities are subject to market risks for fixed-income securities which include, but are not limited to, interest rate risk, prepayment risk and extension risk. If interest rates fall, the rate of prepayments tends to increase as borrowers are motivated to pay off debt and refinance at new lower rates. When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield or fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss and/or a decrease in the amount of dividends and yield. When interest rates rise, borrowers are less likely to prepay their mortgage and other loans. A decreased rate of prepayments lengthens the expected maturity of mortgage-backed and asset-backed securities. Therefore, the prices of mortgage-backed and asset-backed securities may decrease more than prices of other fixed income securities when interest rates rise. Rising interest rates tend to extend the duration of these securities, making them more sensitive to changes in interest rates and potentially increasing the risk of default by borrowers. As a result, in a period of rising interest rates, the Fund that holds these types of securities may experience additional volatility and losses. A decline in the credit quality of and defaults by the issuers of asset-backed and mortgage related securities or instability in the markets for such securities may affect the value and liquidity of such securities, which could result in losses to the Fund.

Asset-backed and mortgage related securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

Assignment and Participation Risk
To the extent the Fund invests in CLOs collateralized by loans and/or acquires exposure to loans through loan assignments, the Fund will be subject to the risks of investing in loan assignments and participations. With assignments, the purchaser typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation. However, the purchaser's rights may be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. By contrast, participations typically result in contractual relationships only with the institution participating out the interest, not with the borrower. The purchaser of a participation generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, and may not directly benefit from any collateral supporting the obligation in which it has purchased the participation. The purchaser of a participation will be exposed to the credit risk of both the borrower and the institution selling the participation. Certain loan participations may be structured in a manner designed to prevent the purchasers of participations from being subject to the credit risk of the institution selling the participation, but even under such a structure, in the event of the institution's insolvency, the servicing of the participation may be delayed, and the assignability of the participation impaired.

Availability of Investment Opportunities; Competition
The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. There can be no assurance that the Sub-Advisor will be able to locate and complete investments which satisfy the Fund's investment objective or to realize upon their values.

Bank Loan Risk
A bank loan is a debt financing obligation issued by a bank or other financial institution to a borrower that generally holds legal claim to the borrower's assets. Bank loans are fixed and floating rate loans arranged through private negotiations between a company or a non-U.S. government and one or more financial institutions (lenders). The Fund's investments in bank loans may create substantial risk. The Fund may acquire bank loans directly through the lending agent or as an assignment from another lender who holds a direct interest in the loan. To the extent the Fund invests in bank loans, it is exposed to additional risks beyond those normally associated with more traditional debt securities. The Fund's ability to receive payments or principal and interest in connection with a bank loan will depend primarily on the financial condition of the borrower, and whether or not a loan is secured by collateral, although there is no assurance that the collateral securing the loan will be sufficient to satisfy the loan obligation. The market for bank loans may not be highly liquid, and the Fund may have difficulty selling them.

Bank loans are typically issued in the form of first lien and/or second lien loans, with first liens representing the senior security in the capital structure. Second lien debt will be structured as junior, secured debt, including second priority loans on an issuer's assets. This debt typically provides for moderate loan amortization in the initial years, with the majority of the amortization deferred until maturity. First and second liens may also include senior and subordinated securities within each type of lien. Additionally, although many bank loans are secured by the assets of the borrowing entity as collateral, some loans are not secured. For more information, please see "Risk Considerations—Senior, Mezzanine and Subordinated Obligation Risk" and "Risk Considerations—Secured, Partially Secured and Unsecured Obligation Risk."

Unlike publicly traded common stocks which trade on national exchanges, there is no central place or exchange for bank loans to trade. Bank loans trade in an over-the-counter market ("OTC"), and confirmation and settlement, which are effected through standardized procedures and documentation, may take significantly longer than traditional fixed-income security transactions to complete. The secondary market for loans also may be subject to irregular trading activity and wider bid/ask spreads. The lack of an active trading market for certain bank loans may impair the ability of the Fund to sell its holdings at a time when it may otherwise be desirable to do so or may require the Fund to sell at prices that are less than what the Fund regards as their fair market value, which would cause a material decline in the Fund's NAV per share and may make it difficult to value such loans. Restrictions on transfers in loan agreements, a lack of publicly available information and other factors may make bank loans more difficult to sell at an advantageous time or price than other types of securities or instruments.  There may be less readily available information about bank loans.  See "Risk Considerations—Risk of Investing in Certain Debt Obligations."

Prospectus – Prospectus Summary	5

An increase in demand for bank loans may benefit the Fund by providing increased liquidity and higher sales prices, but it may adversely affect the rate of interest payable on new loans issued in the market and the rights provided to investors on those loans. A decrease in the demand for loans may adversely affect the price of loans in the Fund's portfolio, which could cause the Fund's NAV to decline and reduce the liquidity of the Fund's holdings.

Interests in secured bank loans have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. There is a risk that the value of any collateral securing a bank loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. In the event the borrower defaults, the Fund's access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. Further, in the event of a default, second lien secured loans will generally be paid only if the value of the collateral exceeds the amount of the borrower's obligations to the first lien secured lenders, and the remaining collateral may not be sufficient to cover the full amount owed on the loan in which the Fund has an interest. In addition, if a secured loan is foreclosed, the Fund, as a creditor, would likely bear its pro rata costs and liabilities associated with owning and disposing of the collateral. The collateral may be difficult to sell and the Fund would bear the risk that the collateral may decline in value while the Fund is holding it. See additional discussion in "Risk Considerations—Secured, Partially Secured and Unsecured Obligation Risk."

Special risks associated with exposures to bank loans include (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors' rights laws, (ii) so-called lender-liability claims by the issuer of the obligations (see "Risk Considerations—Lender Liability and Equitable Subordination Risk"), and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the investment. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund as a holder of a partial interest in a loan could be held liable as co-lender for acts of the agent lender. Lender liability is based on the premise that an institutional lender or a bondholder has violated a duty of good faith, commercial reasonableness and fair dealing owed to the borrower or issuer, and thus could apply to the Fund's investments in bank loans whether or not the borrower is an obligor of the Fund. See "Risk Considerations—Lender Liability and Equitable Subordination Risk."

Bank loans typically have coupons that float above, or are adjusted periodically based on, a benchmark that reflects current interest rates, such as the London Interbank Offered Rate (or "LIBOR"). See "Risk Considerations—Variable Rate and Floating Rate Obligation Risk" and "Risk Considerations—LIBOR Risk." Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. Decreases in interest rates will typically cause the coupons on the bank loans to decrease, thereby reducing the income available to investors in the Fund. The bank loans in which the Fund may invest typically include a "LIBOR floor rate" (generally 1.00%) under which the benchmark interest rate will not decline. The Fund may invest in bank loans with call features, which typically are callable at their original par value. See "Risk Considerations—Callable Securities Risk."

The Fund may invest in both investment-grade and high yield loans. It is anticipated that many of the loans purchased by the Fund may be non-performing and possibly in default. Furthermore, the obligor and/or relevant guarantor may also be in bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments with respect to the loans.

"Best-Efforts" Offering Risk
This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that fewer Shares are subscribed for than the Fund considers ideal for the implementation of its strategies, the opportunity for the allocation of the Fund's investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund's expenses over a smaller capital base.

Borrowing Risk
The Fund may borrow, for example, to retain liquid assets throughout the Share repurchase period in compliance with Rule 23c-3 under the Investment Company Act, or for investment purposes (i.e., to purchase additional portfolio securities). The Fund's borrowings, which may be in the form of a credit facility, may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund's ability to borrow is dependent upon its ability to establish and maintain an appropriate credit facility. The Fund's investment portfolio may limit the number of lenders willing to enter into a borrowing arrangement with the Fund, potentially resulting in higher borrowing costs to the Fund or less favorable terms under the arrangement because such securities are higher risk instruments. As a result, the Fund may be required to modify its investment program in order to meet the terms of any borrowing arrangement. If so, the Fund may not meet its investment objective. Borrowing also will cost the Fund interest expenses and other fees. The cost of borrowing may reduce the Fund's return. See "Risk Considerations—Leverage Risk" for additional discussion of the risks associated with borrowings.

Callable Securities Risk
The Fund may invest in fixed-income securities with call features. A call feature allows the issuer of the security to redeem or call the security prior to its stated maturity date. In periods of falling interest rates, issuers may be more likely to call in securities that are paying higher coupon rates than prevailing interest rates. Issuers may also call outstanding securities prior to their maturity for a number of other reasons (e.g., changes in credit spreads and improvements in the issuer's credit quality). In the event of a call, the Fund would lose the income that would have been earned to maturity on that security, and the proceeds received by the Fund may be invested in securities paying lower coupon rates. Thus, the Fund's income could be reduced as a result of a call. In addition, the market value of a callable security may decrease if it is perceived by the market as likely to be called, which could have a negative impact on the Fund's total return.

Closed-End Structure Risk
The Fund is a non-diversified, closed-end management investment company structured as an "interval fund" and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Shares, and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as "mutual funds," in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per share. The Fund, as a fundamental policy, makes quarterly offers to repurchase at least 5% and up to 25% of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee. However, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased.

Collateralized Debt Obligations ("CDOs") Risk
In addition to the typical risks associated with fixed-income securities and asset-backed securities discussed in this Prospectus (e.g., interest rate risk and credit risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments on the CDO; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Fund may invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of

6	Prospectus – Prospectus Summary

forced "fire sale" liquidation due to technical defaults such as coverage test failures; and (viii) the CDO's manager may perform poorly. In addition, investments in CDOs may be characterized by the Fund as illiquid securities.

Collateralized Loan Obligations ("CLOs") Risk
The risks of an investment in a CLO depend largely on the type of the collateral securities and the class, or tranche, of the instrument in which the Fund invests. The Fund typically invests in CLOs collateralized by loans. Therefore, the CLOs in which the Fund invests will be subject to Bank Loan Risk, Assignment and Participation Risk, Secured, Partially Secured and Unsecured Obligation Risk, and Senior, Mezzanine and Subordinated Obligation Risk. In addition, CLOs normally are privately offered and sold and, thus, are not registered under the securities laws. As a result, investments in CLOs may be characterized by the Fund as illiquid securities. CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments on the CLO; (ii) the quality of the collateral may decline in value or default; (iii) the risk that the Fund may invest in tranches of CLOs that are subordinate to other tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. The use of CLOs may result in losses to the Fund.

CLO equity, mezzanine and other junior tranches that the Fund may acquire are subordinated to more senior tranches of CLO debt. Subordinated tranches are subject to increased risks of default relative to the holders of senior and superior-priority interests in the same CLO. The Fund may be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it invests. In addition, at the time of issuance, CLO equity securities are typically under-collateralized in that the liabilities of a CLO at inception exceed its total assets. The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO's payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the subordinated tranches would otherwise be entitled to receive.

Confidential Information Access Risk
In managing the Fund or other client assets, the Manager or Sub-Advisor may be in possession of material non-public information about the issuers of certain investments, including, without limit, loans, high yield bonds and related investments being considered for acquisition by the Fund or held in the Fund's portfolio. Because of prohibitions on trading in securities of issuers while in possession of such information, the Fund might be unable to enter into a transaction in a security of that issuer when it would otherwise be advantageous to do so. In such circumstances, the Fund may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment. Pursuant to applicable policies and procedures, the Manager or Sub-Advisor may, but is not required to, seek to avoid receipt of confidential information from the issuer so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Fund.

Conflicts of Interest Risk
The Manager and/or Sub-Advisor may provide investment management services to other funds and accounts, including separate accounts and unregistered funds, that follow an investment program similar to that of the Fund and/or have a fee structure distinct from that of the Fund. Subject to the requirements of the Investment Company Act, the Manager and/or Sub-Advisor intend to engage in such activities and may receive compensation from third parties for its services. The results of the Fund's investment activities may differ from those of the Fund's affiliates, or another account managed by the Fund's affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the Fund's affiliates and/or other accounts achieve profits on their trading for proprietary or other accounts. Because the management fee received by the Manager and the sub-advisory fee received by the Sub-Advisor are based on the average daily managed assets of the Fund (which include any assets attributable to leverage), the Manager and Sub-Advisor have a financial incentive to cause the Fund to use leverage. This may create a conflict of interest between the Manager and Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

Convertible Securities Risk
The value of a convertible security is influenced by both the yield of non-convertible securities of comparable issuers and by the value of the underlying common stock. The investment value of a convertible is based on its yield and tends to decline as interest rates increase. The conversion value of a convertible is the market value that would be received if the convertible were converted to its underlying common stock. The conversion value typically increases or decreases with the price of the underlying common stock. When conversion value is substantially below investment value, the convertible's price tends to be influenced more by its yield, so changes in the price of the underlying common stock may not have as much of an impact. Conversely, the convertible's price tends to be influenced more by the price of the underlying common stock when conversion value is comparable to or exceeds investment value. Convertible securities may be subject to market risk, credit risk and interest rate risk.

Corporate Debt Securities Risk
The market value of fixed-rate corporate debt securities generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors' perceptions of the creditworthiness of the issuer, the issuer's financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer's capital structure and use of financial leverage and demand for the issuer's goods and services. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. In addition, certain corporate debt securities may be highly customized and, as a result, may be subject to liquidity and valuation/pricing transparency risks, among others.

Counterparty Risk
The Fund is subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into by the Fund. In the event that the Fund enters into a derivative transaction with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the derivative transaction may be terminated in accordance with its terms, and the Fund's ability to realize its rights under the derivative instrument and its ability to distribute the proceeds could be adversely affected. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery (including recovery of any collateral it has provided to the counterparty) in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to any underlying security or asset. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

"Covenant-Lite" Obligations Risk
Some of the obligations, such as loans in which the Fund may invest, or get exposure to through its investments in structured securities, may be "covenant-lite," which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached.

Prospectus – Prospectus Summary	7

Credit Risk
The Fund is subject to the risk that the issuer or guarantor of an obligation, or the counterparty to a transaction, including a derivatives contract or a loan, may fail or become less able to make timely payment of interest or principal or otherwise honor its obligations or default completely. The strategies utilized by the Sub-Advisor require accurate and detailed credit analysis of issuers, and there can be no assurance that its analysis will be accurate or complete. The Fund may be subject to substantial losses in the event of credit deterioration or bankruptcy of one or more issuers in its portfolio. Financial strength and solvency of an issuer are the primary factors influencing credit risk. In addition, inadequacy of collateral or credit enhancement for a debt obligation may affect its credit risk. Credit risk may change over the life of an instrument and debt obligations which are rated by rating agencies may be subject to downgrade. The credit ratings of debt instruments and obligations represent the rating agencies' opinions regarding their credit quality and are not a guarantee of future credit performance of such securities. Rating agencies attempt to evaluate the safety of the timely payment of principal and interest (or dividends) and do not evaluate the risks of fluctuations in market value. The ratings assigned to securities by rating agencies do not purport to fully reflect the true risks of an investment. Further, in recent years, many highly-rated structured securities have been subject to substantial losses as the economic assumptions on which their ratings were based proved to be materially inaccurate. A decline in the credit rating of an individual security held by the Fund may have an adverse impact on its price and may make it difficult for the Fund to sell it. Ratings represent a rating agency's opinion regarding the quality of the security and are not a guarantee of quality. Rating agencies might not always change their credit rating on an issuer or security in a timely manner to reflect events that could affect the issuer's ability to make timely payments on its obligations. Credit risk is typically greater for securities with ratings that are below investment grade (commonly referred to as "junk bonds"). Since the Fund can invest significantly in high yield investments that are considered speculative in nature and unsecured investments, this risk may be substantial. This risk may also be greater to the extent the Fund uses leverage or derivatives in connection with the management of the Fund. Changes in the actual or perceived creditworthiness of an issuer, or a downgrade or default affecting any of the Fund's securities, could affect the Fund's performance.

Currency Risk
The Fund may have exposure to foreign currencies by making direct investments in non-U.S. currencies or in securities denominated in non-U.S. currencies, or by purchasing or selling foreign currency forward contracts in non-U.S. currencies. Foreign currencies may decline in value relative to the U.S. dollar and thereby affect the Fund's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies. In the case of hedging positions, the Fund is subject to the risk that the U.S. dollar will decline in value relative to the currency being hedged. Currency exchange rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund's portfolio and/or the level of Fund distributions made to Shareholders. In addition, changes in currency exchange rates could adversely impact investment gains or add to investment losses.

Cybersecurity and Operational Risk
The Fund, its service providers, third-party fund distribution platforms', and Shareholders' ability to transact with the Fund, may be negatively impacted due to operational risks arising from, among other problems, systems and technology disruptions or failures, or cybersecurity incidents. The occurrence of any of these problems could result in a loss of information, regulatory scrutiny, reputational damage and other consequences, any of which could have a material adverse effect on the Fund or its Shareholders. The Manager, through its monitoring and oversight of Fund service providers, endeavors to determine that service providers take appropriate precautions to avoid and mitigate risks that could lead to such problems. However, it is not possible for the Manager, Fund service providers, or third-party fund distribution platforms to identify all of the operational risks that may affect the Fund or to develop processes and controls to completely eliminate or mitigate their occurrence or effects. Cybersecurity incidents could also affect issuers of securities in which the Fund invests, leading to significant loss of value.

Debtor-in-Possession ("DIP") Financing, Rescue Financing, and Exit Financing Risk
The Fund may invest in obligations of companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. DIP financings allow the entity to continue its business operations while reorganizing under Chapter 11, and such financings must be approved by the bankruptcy court. DIP financings are typically fully secured by a lien on the debtor's otherwise unencumbered assets or secured by a junior lien on the debtor's encumbered assets (so long as the obligation is fully secured based on the most recent current valuation or appraisal report of the debtor). There is a risk that the borrower will not emerge from Chapter 11 bankruptcy proceedings and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund's only recourse will be against the property securing the DIP financing.

The Fund may invest in exit financing, also known as an exit facility, which is the financing provided to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code to allow them to emerge from bankruptcy. The Fund may also invest in obligations of companies receiving rescue financing to address liquidity shortfalls, temporary operational problems, pending debt maturities or over-leveraged balance sheets. These financial difficulties may never be overcome and may lead to uncertain outcomes, including causing such issuer to become subject to bankruptcy proceedings. See "Risk Considerations—Stressed, Distressed, and Defaulted Securities Risk" and "Risk Considerations—Litigation, Bankruptcy and Other Proceedings Risk."

Delayed Funding Loans and Revolving Credit Facilities Risk
An investment in delayed funding loans and revolving credit facilities may subject the Fund to credit, interest rate and liquidity risk, and the risk of being a lender. There may be circumstances under which the borrower's credit risk may be deteriorating and yet the Fund may be obligated to make loans to the borrowing issuer as the borrower's credit continues to deteriorate, including at a time when the borrower's financial condition makes it unlikely that such amounts will be repaid. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to resell such investments at an opportune time and/or may have to resell them at less than fair market value.

Derivatives Risk
Derivatives may involve significant risk. The use of derivative instruments may expose the Fund to additional risks that it would not be subject to if it invested directly in the securities or other instruments underlying those derivatives, including the high degree of economic leverage often embedded in such instruments, and potential material and prolonged deviations between the theoretical value and realizable value of a derivative. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund's initial investment. Derivatives may at times be illiquid, and the Fund may not be able to close out or sell a derivative at a particular time or at an anticipated price. Certain derivatives may be difficult to value, and valuation may be more difficult in times of market turmoil. Derivatives may also be more volatile than other types of investments. The Fund may buy or sell derivatives not traded on organized exchanges. The Fund may also enter into transactions that are not cleared through clearing organizations. These types of transactions may be subject to heightened liquidity and valuation risk. There may not be a liquid secondary market for the derivative instruments traded by the Fund. Derivative investments can increase portfolio turnover and transaction costs. The Fund's use of derivatives also may create economic leverage, which may result in losses that exceed

8	Prospectus – Prospectus Summary

the amount originally invested and accelerate the rate of losses. Derivatives also are subject to counterparty risk and credit risk. As a result, the Fund may not recover of its investment or may only obtain a limited recovery, and any recovery may be delayed. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. Ongoing changes to regulation of the derivatives markets and potential changes in the regulation of funds using derivative instruments could limit the Fund's ability to pursue its investment strategies. New regulation of derivatives may make them more costly, or may otherwise adversely affect their liquidity, value or performance. In addition, the Fund's investments in derivatives are subject to the following risks:

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Contracts for Difference Risk. A contract for difference ("CFD") is a contract between two parties, typically described as "buyer" and "seller," stipulating that the seller will pay to the buyer the difference between the current value of an asset and its value in the future. (If the difference is negative, then the buyer instead pays the seller.) CFDs allow the Fund to take advantage of values moving up (long positions) or values moving down (short positions) on underlying assets. For example, when applied to equities, a CFD is an equity derivative that allows the Fund to obtain investment exposure to share price movements, without the need for ownership of the underlying shares. By entering into a CFD transaction, the Fund could incur losses because it would face many of the same types of risks as owning the underlying equity security directly. As over-the-counter derivative instruments, CFDs are subject to counterparty risk. Because CFDs are not traded on an exchange and may not have an expiration date, CFDs generally are illiquid and thus entail "Illiquid Securities Risk."

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 Futures and Forward Contracts Risk. Futures and forward contracts, including non-deliverable forwards ("NDFs"), and foreign currency exchange contracts are derivative instruments pursuant to a contract with a counterparty to pay a fixed price for an agreed amount of securities or other underlying assets at an agreed date or to buy or sell a specific currency at a future date at a price set at the time of the contract. There may at times be an imperfect correlation between the movement in the prices of futures contracts and the value of their underlying instruments or indexes, which may increase the volatility of the Fund. There are no limitations on daily price movements of forward contracts. There can be no assurance that any strategy used will succeed. Not all forward contracts, including NDFs, require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by the counterparty. There can be no assurance that, at all times, a liquid market will exist for offsetting a futures contract that the Fund has previously bought or sold and this may result in the inability to close a futures contract when desired. Forward currency transactions, including NDFs, and forward currency contracts include the risks associated with fluctuations in currency. Foreign currency transactions, like currency exchange rates, can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. Such events may prevent or restrict the Fund's ability to enter into foreign currency transactions, force the Fund to exit a foreign currency transaction at a disadvantageous time or price or result in penalties for the Fund, any of which may result in a loss to the Fund.

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Non-Deliverable Currency Forwards Risk. Non-deliverable currency forwards ("NDFs") are cash-settled, short term forward contracts on foreign currencies, generally on currencies that are non-convertible, and may be thinly traded or illiquid NDFs involve an obligation to pay a U.S. dollar amount equal to the difference between the prevailing market exchange rate for the foreign currency and the agreed upon exchange rate, with respect to an agreed notional amount. NDFs are subject to many of the risks associated with derivatives in general and forward currency transactions, including risks associated with fluctuations in foreign currency and the risk that the counterparty will fail to fulfill its obligations. In addition, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and regulations adopted by the U.S. Commodity Futures Trading Commission ("CFTC") in connection with implementing the Dodd-Frank Act, NDFs are deemed to be swaps, and consequently commodity interests for purposes of amended Regulation 4.5. Although NDFs have historically been traded OTC, in the future pursuant to the Dodd-Frank Act, they may be exchange-traded. Under such circumstances, they will be centrally cleared and a secondary market for them will exist. All NDFs are subject to counterparty risk, which is the risk that the counterparty will not perform as contractually required under the NDF. With respect to NDFs that are centrally-cleared, the Fund could lose margin payments it has deposited with the clearing organization as well as the net amount of gains not yet paid by the clearing organization if it breaches its obligations under the NDF, becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization, the investor may be entitled to the net amount of gains the investor is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's other customers, potentially resulting in losses to the investor.

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Options Risk. The movements experienced by the Fund between the prices of options and prices of the assets (or indices) underlying such options, may differ from expectations, and may cause the Fund to not achieve its objective. The seller (writer) of a call option that is covered (i.e., the writer holds the underlying assets) assumes the risk of a decline in the market price of the underlying assets below the purchase price of the underlying assets less the premium received, and gives up the opportunity for gain on the underlying assets above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying asset above the exercise price of the option. The assets necessary to satisfy the exercise of the call option may be unavailable for purchase by such writer except at much higher prices. Purchasing assets to satisfy the exercise of the call option can itself cause the price of the assets to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire investment in the call option. The seller (writer) of a put option that is covered (i.e., the writer has a short position in the underlying assets) assumes the risk of an increase in the market price of the underlying assets above the sales price (in establishing the short position) of the underlying assets plus the premium received, and gives up the opportunity for gain on the underlying assets below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying assets below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. In the event that an option on futures is exercised, the parties will be subject to all the risks associated with the trading of futures contracts, such as payment of variation margin deposits. In addition, the writer of an option, unlike the holder, generally is subject to initial and variation margin requirements on the option position. There can be no guarantee that the use of options will increase the Fund's return or income. In addition, there may be an imperfect correlation between the movement in prices of options and the securities underlying them, and there may at times not be a liquid secondary market for options.

The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. Options may be illiquid and, in such cases, the Fund may have difficulty closing out its position. In addition, if trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund also might be unable to exercise an option it has purchased. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions.

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Swap Agreement Risk. A swap is an agreement between two parties to exchange a sequence of cash flows (or other assets) for a set period of time. Swaps can involve greater risks than a direct investment in an underlying asset because swaps typically include a certain amount of embedded leverage and, as such, are subject to leveraging risk. If swaps are used as a hedging strategy, the Fund is subject to the risk that the hedging strategy may not eliminate the risk that it is intended to offset, due to, among other reasons, the occurrence of unexpected price movements or the non-occurrence of expected price movements. Swaps also may be difficult to value. Interest rate swaps, total return swaps, currency swaps and credit default swaps are subject to counterparty risk, credit risk and liquidity risk. In addition, interest rate swaps are subject to interest rate risk, total return swaps are subject to market risk, credit default swaps are subject to the risks associated with the purchase and sale of credit protection and currency swaps are subject to currency risk.

Prospectus – Prospectus Summary	9

With respect to a credit default swap, if the Fund is selling credit protection, the Fund is subject to many of the same risks it would be if it were holding debt obligations of the issuer; however, the Fund would not have any recourse against such issuer and would not benefit from any collateral securing such issuer's debt obligations. Therefore, when selling protection, the Fund could be forced to liquidate other assets upon the occurrence of a credit event in order to pay the counterparty. Additionally, the Fund is exposed to many of the same risks of leverage described herein since if an event of default occurs, then the Fund as the seller must pay the buyer the full notional value of the reference obligation. See "Risk Considerations—Leverage Risk." There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has deteriorated, in which case the Fund may need to make an early termination payment. The protection buyer in a credit default swap may be obligated to pay the protection seller an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If the Fund is buying credit protection, there is the risk that no credit event will occur and the Fund will receive no benefit (other than any hedging benefit) for the premium paid. There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has improved, in which case the Fund may need to make an early termination payment. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. There is a risk that based on movements of interest rates, the payments made under a swap agreement will be greater than the payments received.

Duration and Maturity Risk
The prices of fixed income securities or derivatives are also affected by their durations and maturities. Fixed income securities or derivatives with longer maturities generally have greater sensitivity to changes in interest rates. The Fund has no policy regarding the duration or maturity of individual portfolio holdings. Holding long duration and/or long maturity investments will expose the Fund to certain magnified risks. Overall, the average duration of the Fund's portfolio is expected to be zero to three (0 to 3) years, although it may be longer given market conditions.

Emerging Markets Risk
When investing in emerging markets, the risks of investing in foreign securities are heightened. Emerging markets have unique risks that are greater than, or in addition to, the risks associated with investing in developed markets because emerging markets are generally smaller, less developed, less liquid and more volatile than the securities markets of the U.S. and other developed markets. There are also risks of: (i) greater political uncertainties; (ii) an economy's dependence on revenues from particular commodities or on international aid or development assistance; (iii) currency transfer restrictions; (iv) a limited number of potential buyers for such securities resulting in increased volatility and limited liquidity for emerging market securities; (v) trading suspensions; and (vi) delays and disruptions in securities settlement procedures.

In addition, there may be less information available to make investment decisions and more volatile rates of return. In addition, the economies and political environments of emerging market countries tend to be more unstable than those of developed countries, resulting in more volatile rates of return than the developed markets and substantially greater risk to investors. There may be very limited oversight of certain foreign banks or securities depositories that hold foreign securities and currency and the laws of certain countries may limit the ability to recover such assets if a foreign bank or depository or their agents goes bankrupt. To the extent the Fund invests a significant portion of its assets in securities of a single country or region, it is more likely to be affected by events or conditions of that country or region. The governments of emerging market countries may also be more unstable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, intervene in the financial markets, and/or impose burdensome taxes that could adversely affect security prices. In addition, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain emerging market countries, fraud and corruption may be more prevalent than in developed market countries.

Event-Driven Investing Risk
Although the Fund's use of event-driven strategies may result in significant income and returns for the Fund, they involve a substantial degree of risk. This requires the Sub-Advisor to make predictions about the likelihood that an event will occur and the impact such event will have on the value of a company's securities. If the event fails to occur or it does not have the effect foreseen, losses can result. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made.

Extension Risk
If interest rates rise rapidly, or as a result of other factors, repayments of principal of certain debt securities, especially mortgage-related and other types of asset-backed securities, may occur at a slower rate than expected and the expected maturity of these securities could lengthen as a result. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility because individual debt holders are less likely to exercise prepayment options, thereby putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money. Securities that are subject to extension risk generally have greater potential for loss when prevailing interest rates rise, which could cause their values to fall sharply.

Foreign Investing Risk
The Fund may invest in U.S. dollar-denominated and non-U.S. dollar denominated debt securities of foreign issuers. Non-U.S. investments carry potential risks not associated with U.S. investments. Such risks include, but are not limited to: (i) currency exchange rate fluctuations, (ii) political and financial instability, (iii) less liquidity and greater volatility of foreign investments, (iv) lack of uniform accounting, auditing and financial reporting standards, (v) different government regulation and supervision of foreign banks, stock exchanges, brokers and listed companies, (vi) increased price volatility, and (vii) delays in transaction settlement in some foreign markets.

The foreign securities in which the Fund may invest include without limitation Eurodollar obligations and "Yankee Dollar" obligations. Eurodollar obligations are U.S. dollar obligations issued outside the United States by domestic or foreign entities. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign entities. There is generally less publicly available information about foreign issuers and there may be less governmental regulation and supervision of foreign stock exchanges, brokers and listed companies. In addition, not all foreign branches of United States banks are supervised or examined by regulatory authorities as are United States banks, and such branches may not be subject to reserve requirements. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, interest rate risk, market risk and liquidity risk.

Forward Commitment Transaction Risk
The Fund may make contracts to purchase securities for a fixed price at a future date beyond normal settlement time (forward commitments). Forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. The risk is in addition to the risk that the Fund's other assets will decline in value. Therefore, these transactions may result in a form of leverage and increase the Fund's overall investment exposure. When the Fund has sold a security on a forward commitment basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a

10	Prospectus – Prospectus Summary

transaction fails to pay for the securities, the Fund could suffer a loss. Additionally, when selling an instrument on a forward commitment basis without owning the instrument, the Fund will incur a loss if the instrument's price appreciates in value such that the instrument's price is above the agreed-upon price on the settlement date.

Hedging Risk
If the Fund uses a hedging instrument at the wrong time or judges the market conditions incorrectly, or the hedged instrument does not correlate to the risk sought to be hedged, the hedge might be unsuccessful, reduce the Fund's return, or create a loss. In addition, hedges, even when successful in mitigating risk, may not prevent the Fund from experiencing losses on its investments. Hedging instruments may also reduce or eliminate gains that may otherwise have been available had the Fund not used the hedging instruments.

High Portfolio Turnover Risk
Portfolio turnover is a measure of the Fund's trading activity over a one-year period. A portfolio turnover rate of 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the period. The Fund may engage in active and frequent trading and may have a high portfolio turnover rate, which could increase the Fund's transaction costs, have a negative impact on performance, and generate higher capital gain distributions to shareholders than if the Fund had a lower portfolio turnover rate.

High Yield Securities Risk
Exposure to high yield securities (commonly referred to as ‘‘junk bonds'') generally involves significantly greater risks of loss of your money than an investment in investment-grade securities. Compared with issuers of investment grade securities, issuers of high yield securities are more likely to encounter financial difficulties and to be materially affected by these difficulties. High yield debt securities may fluctuate more widely in price and yield and may fall in price when the economy is weak or expected to become weak. These securities also may be difficult to sell at the time and price the Fund desires. High yield securities are considered to be speculative with respect to an issuer's ability to pay interest and repay principal and carry a greater risk that issuers of lower-rated securities will default on the timely payment of principal or interest. Rising interest rates may compound these difficulties and reduce an issuer's ability to repay principal and interest obligations. Issuers of lower-rated securities also have a greater risk of default or bankruptcy. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Fund may lose its entire investment. Below-investment-grade securities may experience greater price volatility and less liquidity than investment-grade securities.

Lower-rated securities are subject to certain risks that may not be present with investments in higher-grade securities. Investors should consider carefully their ability to assume the risks associated with lower-rated securities before investing in the Fund. The lower rating of certain high-yielding fixed income securities reflects a greater possibility that the financial condition of the issuer or adverse changes in general economic conditions may impair the ability of the issuer to pay income and principal. Changes by credit rating agencies in their ratings of a fixed income security also may affect the value of these investments. However, allocating investments among securities of different issuers could reduce the risks of owning any such securities separately. The prices of these high-yield securities tend to be less sensitive to interest rate changes than investment-grade investments, but more sensitive to adverse economic changes or individual corporate developments. During economic downturns or periods of rising interest rates, highly leveraged issuers may experience financial stress that adversely affects their ability to service principal and interest payment obligations, to meet projected business goals or to obtain additional financing, and the markets for their securities may be more volatile. If an issuer defaults, the Fund may incur additional expenses to seek recovery. Additionally, accruals of interest income for the Fund may have to be adjusted in the event of default. In the event of an issuer's default, the Fund may write off prior income accruals for that issuer, resulting in a reduction in the Fund's current distribution payment. Frequently, the higher yields of high-yielding securities may not reflect the value of the income stream that holders of such securities may expect, but rather the risk that such securities may lose a substantial portion of their value as a result of their issuer's financial restructuring or default. Additionally, an economic downturn or an increase in interest rates could have a negative effect on the high-yield securities market and on the market value of the high-yield securities held by the Fund, as well as on the ability of the issuers of such securities to repay principal and interest on their borrowings.

Illiquid Securities Risk
To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the Investment Company Act, the Fund may invest without limit in illiquid securities. The Fund's ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund. The Fund may be unable to sell its investments even under circumstances when the Sub-Advisor believes it would be in the best interests of the Fund to do so. Illiquid investments may also be difficult to value, and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. The term "illiquid securities" for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

Inadequate Network of Broker-Dealers Risk
The success of the Fund's continuous public offering, and correspondingly the Fund's ability to implement its investment objective and strategies, depends upon the ability of the Distributor to establish, operate and maintain a network of selected broker-dealers to sell the Shares. If the Distributor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund's continuous public offering to implement the Fund's investment objective and strategies.

Inadequate Return Risk
No assurance can be given that the returns on the Fund's investments will be commensurate with the risk of investment in the Shares.

Inflation Index-Linked Securities Risk
Unlike a conventional bond, whose issuer makes regular fixed interest payments and repays the face value of the bond at maturity, an inflation index-linked security provides principal payments and interest payments that vary as the principal and/or interest are adjusted over time to reflect a rise or a drop in the inflation-related reference index. For inflation index-linked debt securities for which repayment of the original principal upon maturity (as adjusted for inflation) is not guaranteed, the adjusted principal value of the securities repaid at maturity may be less than the original principal value. The value of inflation index-linked securities is expected to change in response to real interest rates. In periods of deflation, the Fund may have no income at all from such investments. Interest payments on such securities are unpredictable and will fluctuate as the principal and interest are adjusted to reflect movements in the inflation-related index.

Infrastructure and Infrastructure-Related Investments Risk
Investments in infrastructure-related companies have greater exposure to potentially adverse economic, regulatory, political and other changes affecting such companies. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled markets, the effects of surplus capacity, increased competition from other providers of services, uncertainty concerning the availability of fuel at reasonable prices, the effects of energy conservation policies, and other factors. Additionally, infrastructure-

Prospectus – Prospectus Summary	11

related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company's products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due to a company's operations or an accident, and general changes in market sentiment towards infrastructure and utilities assets. Infrastructure-related securities may be issued by companies that are highly leveraged, less creditworthy or financially distressed (also known as junk bonds). These investments are considered to be speculative and are subject to greater risk of loss, greater sensitivity to interest rate and economic changes, valuation difficulties, and potential illiquidity.

Insurance-Related Investments Risk
Insurance-related investments are specialized asset classes with unique risks. For example, risks arising from the potential illiquidity and difficulty in the valuation of such instruments, risk of catastrophic events and other events giving rise to losses under such instruments, volatility of capital markets, the risk of borrowings and short sales, the risk arising from leverage associated with trading in the currencies and OTC derivatives markets, the potential illiquidity of derivative instruments, and the risks of loss from counterparty default. In addition, the premium finance industry has been tainted by lawsuits based on allegations of fraud and misconduct. These lawsuits involve allegations of fraud, breaches of fiduciary duty and other misconduct by industry participants. Regulatory, legislative or judicial changes in these areas may result in a negative impact on the market value or liquidity of life insurance policies and/or may materially and adversely affect the amount and timing of payments to the Fund and ultimately to the Shareholders.

Interest Rate Risk
The Fund is subject to the risk that the market value of fixed income securities or derivatives it holds will decline due to rising interest rates. Generally, the value of investments with interest rate risk, such as fixed income securities, will move in the opposite direction to movements in interest rates. The Federal Reserve has raised the federal funds rate several times since December 2015 and may increase or decrease rates in the future. Interest rates may rise, perhaps significantly and/or rapidly, potentially resulting in substantial losses to the Fund. During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates. The prices of fixed income securities or derivatives are also affected by their maturities. Fixed income securities and derivatives with longer maturities generally have greater sensitivity to changes in interest rates. For example, if a bond has a duration of three years, a 1% increase in interest rates could be expected to result in a 3% decrease in the value of the bond, whereas if a bond has a duration of one year, a 1% increase in interest rates could be expected to result in a 1% decline in value. An increase in interest rates can impact markets broadly as well. Some investors buy securities and derivatives with borrowed money; an increase in interest rates can cause a decline in those markets. To the extent the Fund holds an investment with a negative interest rate to maturity, the Fund would generate a negative return on that investment.

Investment Risk
An investment in the Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. When you sell your Shares of the Fund, they could be worth less than what you paid for them. Therefore, you may lose money by investing in the Fund.

Issuer Risk
The value of, and/or the return generated by, a security may decline for a number of reasons which directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets.

Lender Liability and Equitable Subordination Risk
A number of judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (commonly referred to as "lender liability"), which is founded upon the premise that an institutional lender or bondholder has violated a duty of good faith, commercial reasonableness and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or stockholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder: (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called "equitable subordination." The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Because affiliates of, or persons related to, the Manager and/or the Sub-Advisor may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

Leverage Risk
The Fund's use of leverage creates the opportunity for increased returns in the Fund, but it also creates special risks. To the extent used, there is no assurance that the Fund's leveraging strategies will be successful. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Any investments of the net proceeds that the Fund obtains from its sources of leverage (including through borrowings, as well as from any future issuance of preferred shares) will be made in accordance with the Fund's investment objective and policies as described in this Prospectus. Interest or other expenses payable by the Fund with respect to its leverage (or distributions payable with respect to any outstanding preferred shares) will generally be based on shorter-term interest rates that would be periodically reset. So long as the Fund's portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to Shareholders than if the Fund were not so leveraged. If, however, the cost of obtaining leverage rises relative to the rate of return on the Fund's portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings and the distribution rate on any outstanding preferred shares) could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to Shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the Shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund's use of leverage will result in a higher return on the Shares, and it may result in losses.

12	Prospectus – Prospectus Summary

The Fund may create leverage directly or indirectly by engaging in borrowing for other than temporary or emergency purposes, investing in certain derivatives including total return swaps (including contracts for difference), credit default swaps, and forward currency contracts (including non-deliverable forwards), and engaging in forward-commitment transactions. The Fund's use of such transactions gives rise to associated leverage risks described above, and may adversely affect the Fund's income, distributions and total return to Shareholders. The Fund manages some of its derivative positions by segregating (which may include earmarking) an amount of cash or liquid securities equal to the notional value or the market value, as applicable, of those positions. See "Risk Considerations—Segregation Risk." The Fund may also offset derivatives positions against one another or against other assets to manage effective market exposure resulting from derivatives in its portfolio. To the extent that any offsetting positions do not correlate with one another as expected, the Fund may perform as if it is leveraged through use of these derivatives strategies.

The fees received by the Manager and the Sub-Advisor are based on the average daily managed assets of the Fund (which include any assets attributable to leverage). Therefore, the Manager and the Sub-Advisor have a financial incentive to cause the Fund to use leverage (e.g., borrowings) or to issue preferred shares, which may create a conflict of interest between the Manager and the Sub-Advisor, on the one hand, and the Shareholders, on the other hand. The Fund may face additional risks, depending on the type of leverage used. See, e.g., "Risk Considerations—Counterparty Risk" and "Risk Considerations—Derivatives Risk."

LIBOR Risk
The Fund's investments, payment obligations and financing terms may be based on floating rates, such as London Interbank Offer Rate ("LIBOR"), Euro Interbank Offered Rate and other similar types of reference rates (each, a "Reference Rate"). On July 27, 2017, the Chief Executive of the UK Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the FCA will no longer persuade nor require banks to submit rates for the calculation of LIBOR and certain other Reference Rates after 2021. Such announcement indicates that the continuation of LIBOR and other Reference Rates on the current basis cannot and will not be guaranteed after 2021. This announcement and any additional regulatory or market changes may have an adverse impact on the Fund or its investments, including increased volatility or illiquidity in markets for instruments that rely on LIBOR.

In advance of 2021, regulators and market participants are working together to identify or develop successor Reference Rates. Additionally, prior to 2021, it is expected that market participants will focus on the transition mechanisms by which the Reference Rates in existing contracts or instruments may be amended, whether through marketwide protocols, fallback contractual provisions, bespoke negotiations or amendments or otherwise. Nonetheless, the termination of certain Reference Rates presents risks to the Fund. At this time, it is not possible to completely identify or predict the effect of any such changes, any establishment of alternative Reference Rates or any other reforms to Reference Rates that may be enacted in the UK or elsewhere. The elimination of a Reference Rate or any other changes or reforms to the determination or supervision of Reference Rates could have an adverse impact on the market for or value of any securities or payments linked to those Reference Rates and other financial obligations held by the Fund or on its overall financial condition or results of operations. In addition, any substitute Reference Rate and any pricing adjustments imposed by a regulator or by counterparties or otherwise may adversely affect the Fund's performance and/or NAV.

Litigation, Bankruptcy, and Other Proceedings Risk
Investments in stressed, distressed or bankrupt companies include a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, a creditor's return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court (if applicable), and becomes effective. Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If the Fund, the Manager or the Sub-Advisor were to be found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common stockholders of such company, the Fund could be held liable for damages to injured parties or a bankruptcy court. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-U.S. laws) may adversely impact the Fund's securities.

Liquidity Risk
The Fund's investments are subject to liquidity risk. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the Investment Company Act, the Fund may invest without limit in illiquid securities. When there is little or no active trading market for specific types of securities, such as high-yield obligations and other derivative instruments, it can become more difficult to purchase or sell the securities at or near their perceived value. During such periods, certain investments held by the Fund may be difficult or impossible to purchase or sell at favorable times or prices. As a result, the Fund may have to lower the price on certain securities that it is trying to sell, sell other securities instead or forgo an investment opportunity, any of which could have a negative effect on Fund management or performance. An inability to sell a portfolio position can adversely affect the Fund's NAV or prevent the Fund from being able to take advantage of other investment opportunities.

Bond markets have consistently grown over the years while the capacity for traditional dealer counterparties to engage in fixed income trading has not kept pace and in some cases has decreased. The market-making capacity of dealers in certain types of securities has been reduced in recent years, in part as a result of structural and regulatory changes, such as fewer proprietary trading desks and increased regulatory capital requirements for broker-dealers. Further, many broker-dealers have reduced their inventory of certain debt securities. This could negatively affect the Fund's ability to buy or sell debt securities and increase the related volatility and trading costs. Such issues may be exacerbated during periods of economic uncertainty. In such cases, the Fund, due to the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector.

Fixed income securities with longer maturities face heightened levels of liquidity risk as compared to fixed income securities with shorter maturities. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund's operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.

Loan Origination Risk
The Fund may seek to originate loans. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments being over-concentrated in certain borrowers. The results of the Fund's operations depend on several factors, including: the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund's inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund's investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its Shareholders. In addition,

Prospectus – Prospectus Summary	13

competition for originations of and investments in the Fund's target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund's target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Sub-Advisor will be able to identify and make investments that are consistent with its investment objective.

Loans Secured by Real Estate Risk
The Fund may invest in loans secured by real estate (other than mortgage- or asset-backed securities) and may, as a result of default, foreclosure or otherwise, hold real estate assets. Special risks associated with such investments include changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition of tenants, and changes in operating costs. Real estate values also are affected by such factors as government regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing and potential liability under changing environmental and other laws.

Market Risk
 Conditions in the U.S. and many foreign economies have resulted, and may continue to result, in fixed income instruments experiencing unusual liquidity issues, increased price volatility and, in some cases, credit downgrades and increased likelihood of default. These events have reduced the willingness and ability of some lenders to extend credit and have made it more difficult for some borrowers to obtain financing on attractive terms, if at all. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibility that conditions in one country or region might adversely impact issuers in a different country or region. A rise in protectionist trade policies, slowing global economic growth, risks associated with the United Kingdom's vote to leave the European Union, the risk of a "trade war" between the United States and China, and the possibility of changes to some international trade agreements, could affect the economies of many nations, including the United States, in ways that cannot necessarily be foreseen at the present time. The severity or duration of adverse economic conditions may also be affected by policy changes made by governments or quasi-governmental organizations.

In addition, political and governmental events within the U.S. and abroad may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. The U.S. government has reduced the federal corporate income tax rate, and future legislative, regulatory and policy changes may result in more restrictions on international trade, less stringent prudential regulation of certain players in the financial markets, and significant new investments in infrastructure and national defense. Interest rates have been unusually low in recent years in the U.S. and abroad. Because there is little precedent for this situation, it is difficult to predict the impact on various markets of a significant rate increase, whether brought about by U.S. policy makers or by dislocations in world markets. In addition, there is a risk that the prices of goods and services in the U.S. and many foreign economies may decline over time, known as deflation (the opposite of inflation). Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. To the extent the Fund focuses its investments in a region enduring geopolitical market disruption, it will face higher risks of loss. Thus, investors should closely monitor current market conditions to determine whether a specific Fund meets their individual financial needs and tolerance for risk.

Model and Data Risk
The success of the Sub-Advisor's investment strategies depends on the effectiveness of its research methods for screening assets for investment. Models and data are used to screen potential investments for the Fund. When models or data prove to be incorrect or incomplete, any decisions made in reliance thereon expose the Fund to potential risks. Securities selected using models or data can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis, which could adversely affect value. Some of the models used by the Sub-Advisor are predictive in nature. The use of predictive models has inherent risks. Because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data. Data for some companies, particularly non-U.S. companies, may be less available and/or less current than data for other companies. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the models. There can be no assurance that the models are complete, accurate, or representative of future market cycles, nor that they will always be beneficial to the Fund if they are accurate. Additionally, programs may become outdated or experience malfunctions which may not be identified by the sub-advisor and therefore may also result in losses to the Fund. These models may negatively affect Fund performance for various other reasons, including human judgment, inaccuracy of historical data and non-quantitative factors (such as market or trading system dysfunctions, investor fear or overreaction).

Mortgage Backed and Mortgage Related Securities Risk
Investments in mortgage-backed and mortgage related securities are subject to market risks for fixed-income securities which include, but are not limited to, interest rate risk, credit risk, extension risk and prepayment risk. Moreover, declines in the credit quality of the issuers of mortgage-backed and mortgage related securities or instability in the markets for such securities may affect the value and liquidity of such securities, which could result in losses to the Fund. The market prices for such securities are not guaranteed and will fluctuate. In addition, many mortgage-backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Mortgage-backed securities may have the effect of magnifying the Fund's exposure to changes in the value of the underlying mortgages and may also result in increased volatility in the Fund's NAV.

The mortgage-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying mortgages and the servicing of those mortgages. Thus, there is also the risk that the underlying debt securities will default. Certain mortgage backed and mortgage related securities may include securities backed by pools of loans made to "subprime" borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages. Additionally, circumstances could arise that would prevent the payment of interest or principal. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages. This could result in losses to the Fund.

Residential mortgage loans may be more susceptible to geographic risks relating to one or a few areas, such as adverse economic conditions, adverse political changes, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. Residential mortgage loans in an issue of RMBS may be subject to various U.S. federal and state laws, foreign laws, public policies and principles of equity that protect consumers. Violation of such laws, public policies, and principles may limit the servicer's ability to collect all or part of the principal or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and administrative enforcement.

Investments in CMBS are subject to various risks and uncertainties, including credit, market, interest rate, structural and legal risks. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. CMBS

14	Prospectus – Prospectus Summary

may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. These risks may be magnified by volatility in the credit and commercial real estate markets.

Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics.

Non-Diversification Risk
The Fund is non-diversified, which means the Fund may focus its investments in the securities of a comparatively small number of issuers. Investments in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if assets were diversified among the securities of a greater number of issuers.

Other Investment Companies Risk
The Fund may invest in shares of other registered investment companies, including money market funds that are advised by the Manager. To the extent that the Fund invests in shares of other registered investment companies, the Fund will indirectly bear fees and expenses, including for example, advisory and administrative fees, charged by those investment companies in addition to the Fund's direct fees and expenses and will be subject to the risks associated with investments in those companies. The Fund must rely on the investment company in which it invests to achieve its investment objective. If the investment company fails to achieve its investment objective, the value of the Fund's investment may decline, adversely affecting the Fund's performance.

Prepayment Risk
When interest rates fall, borrowers will generally repay the loans that underlie certain debt securities, especially mortgage-related and other types of asset-backed securities, more quickly than expected, causing the issuer of the security to repay the principal prior to the security's expected maturity date. The Fund may need to reinvest the proceeds at a lower interest rate, reducing its income. Securities subject to prepayment risk generally offer less potential for gains when prevailing interest rates fall. In general, "premium" securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments. Because many fixed-rate obligations will be premium instruments when interest rates and/or spreads are low, such debt instruments and asset-backed instruments may be adversely affected by changes in prepayments in any interest rate environment. If the Fund buys those securities at a premium, accelerated prepayments on those securities could cause the Fund to lose a portion of its principal investment. The impact of prepayments on the price of a security may be difficult to predict and may increase the security's price volatility. Variable and floating rate securities may be less sensitive to prepayment risk. RMBS may be particularly susceptible to prepayment risks, as they generally do not contain prepayment penalties.

Private Placements Risk
Certain of the instruments in which the Fund may invest are restricted securities in that their disposition is restricted by the federal securities laws or otherwise, such as securities offered in a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"). A private placement involves the sale of securities that have not been registered under the Securities Act or relevant provisions of applicable non-U.S. law to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, restricted securities may not be listed on a national securities exchange and may have no active trading market. They may be more difficult to purchase or sell at an advantageous time or price because such securities may not be readily marketable in broad public markets. Private placements may also raise valuation risks.

Privately Issued Mortgage-Related Securities Risk
The Fund may invest in privately issued mortgage-related securities, which are pools created by non-governmental issuers without any direct or indirect government or agency guarantees of payment. Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms, including interest rate, term, size, purpose and borrower characteristics. Mortgage pools underlying privately issued mortgage-related securities more frequently include second mortgages, high loan-to-value ratio mortgages and manufactured housing loans, in addition to commercial mortgages and other types of mortgages where a government or government-sponsored entity guarantee is not available. In addition, privately issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund's portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

Real Estate Securities Risk
 Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, casualty or condemnation losses, property tax value changes, differences in real estate market values, overbuilding and extended vacancies, increased competition, operating expenses, changes in zoning laws, changes in interest rates, costs of environmental clean-up or damages from natural disasters, cash flow fluctuations, adverse changes in the real estate market or economy more generally, and defaults by borrowers and tenants. Real estate-related investments may also entail leverage and may be highly volatile. There can be no assurance that there will be a ready market for the resale of such investments because investments may not be liquid. Potential illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by the Fund. Market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and/or market terms. Any such changes in loan structures and/or market terms may make it relatively more difficult for the Fund to monitor and evaluate investments. To the extent the Fund's investments are concentrated in particular geographical regions or types of real estate companies, the Fund may be subject to certain of these risks to a greater degree.

Recently-Organized/Smaller Fund Risk
A recently-organized and/or smaller fund's performance may not represent how such fund is expected to, or may, perform in the long term if and when it becomes larger and has fully implemented its investment strategies. Investment positions may have a disproportionate impact (negative or positive) on performance in a recently-organized and/or smaller fund, such as the Fund. Recently-organized and/or smaller funds may also require a period of time before they are invested in securities that meet their investment objectives and policies and they achieve a representative portfolio composition. Fund performance may be lower or higher during this "ramp-up" period, and may also be more volatile, than would be the case after the Fund is fully invested. Similarly, a recently-organized and/or smaller fund's investment strategies may require a longer period of time to show returns that are representative of the strategies.

Regulatory Changes Risk
Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws may be enacted, and new (or revised) regulations may be imposed by the CFTC, the SEC, the Internal

Prospectus – Prospectus Summary	15

Revenue Service ("IRS"), the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

The Dodd-Frank Act contains changes to the previous regulatory structure in the U.S. and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses, including provisions that significantly alter the regulation of commodity interests and comprehensively regulate the OTC derivatives markets for the first time in the United States. Federal regulatory agencies are in the process of developing regulations to implement many of the Dodd-Frank Act's provisions, so the full impact and compliance burden on the Fund, the markets or instruments in which the Fund invests or the counterparties with which the Fund conducts business is not yet clear and will not likely be clear for years to come.

The CFTC has proposed position limits for certain swaps. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Manager and/or Sub-Advisor and their related parties may be aggregated for this purpose.

Current credit risk retention requirements for asset-backed securities imposed by rules implementing the Dodd-Frank Act may increase the costs to originators, securitizers, and, in certain cases, collateral managers of securitization vehicles in which the Fund may invest, which costs could be passed along to the Fund as an investor in such vehicles.

As a result of recent political developments, some countries, including the U.S., are considering moving away from the tighter financial industry regulations that followed the 2008 financial crisis. These developments could lead to changes to the rules and regulations discussed above and could impact the Fund's ability to pursue its investment strategies.

Regulatory Risk — Regulation as a Commodity Pool
The Manager is not registered as a commodity pool operator ("CPO") with respect to the Fund in reliance on the delayed compliance date provided by No-Action Letter 12-38 of the Division of Swap Dealer and Intermediary Oversight ("Division") of the CFTC. Pursuant to this letter and the conditions set forth therein, the Manager is not required to register as a CPO, or rely on an exemption from registration, until six months from the date the Division issues revised guidance on the application of the calculation of the de minimis thresholds in the context of the CPO exemption in CFTC Regulation 4.5. In addition, the Manager has filed a notice claiming the CFTC Regulation 4.5 exclusion from CPO registration with respect to the Fund. In the event the Manager fails to qualify for the exclusion and is required to register as a "commodity pool operator," the Manager will become subject to additional disclosure, recordkeeping and reporting requirements with respect to the Fund, which may increase the Fund's expenses.

Reinvestment Risk
Income from the Fund's portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio's current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons.

Repurchase Offers Risk/Interval Fund Risk
As described under "Periodic Repurchase Offers" below, the Fund is a closed-end investment company structured as an "interval fund" and is designed for long-term investors. Unlike many closed-end investment companies, the Fund's Shares are not listed on any national securities exchange and are not publicly traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop.

In order to provide liquidity to Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. In all cases, such repurchase offers will be for at least at least 5% and not more than 25%, and are currently expected to be in the amount of 8%, of its outstanding Shares, at NAV per share, pursuant to Rule 23c-3 under the Investment Company Act. The Fund believes that these repurchase offers are generally beneficial to the Fund's Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or may force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund's investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund's repurchase obligations, the Fund may, if necessary, sell investments, and is also permitted to borrow up to the maximum extent permitted under the Investment Company Act to meet such repurchase obligations.  If the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund's expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer.

Risk of Investing in Certain Debt Obligations
There may be less readily available information about the Fund's investments in obligations that are not registered under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act") and borrowers that are not subject to the periodic reporting requirements of Section 13 of the Exchange Act.  Additionally, to the extent that certain obligations are not considered "securities," purchasers, such as the Fund, may not be entitled to rely on the anti-fraud provisions of the federal securities laws.

Risk of Participation on Creditors Committees
Generally, when the Fund holds bonds or other similar fixed income securities of an issuer, the Fund becomes a creditor of the issuer. As a creditor of an issuer, the Fund may be subject to challenges related to the securities that it holds, either in connection with the bankruptcy of the issuer or in connection with another action brought by other creditors of the issuer, shareholders of the issuer or the issuer itself (collectively, "restructuring transactions"). Although under no obligation to do so, the Fund may from time to time have an opportunity to consider negotiating or otherwise participating in the restructuring of

16	Prospectus – Prospectus Summary

the Fund's portfolio investment or the issuer of such investment. The Fund may, based on considerations that would be in the best interest of the Fund, negotiate or otherwise participate in a restructuring transaction. The Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may subject the Fund to expenses such as legal fees and may make the Fund an "insider" of the issuer for purposes of the federal securities laws, and therefore may restrict the Fund's ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so.

Sector Risk
To the extent the Fund invests more heavily in particular sectors, its performance will be especially sensitive to developments and economic conditions that significantly affect those sectors. Individual sectors may move up and down more than the broader market. The industries that constitute a sector may all react in the same way to economic, political or regulatory events. The Fund may, at times be substantially over-weighted in certain economic sectors and under-weighted in others. Accordingly, the Fund's performance is likely to be disproportionately affected by the factors influencing those sectors.

Secured, Partially Secured and Unsecured Obligation Risk
Debt obligations may be secured, partially secured or unsecured. Debt obligations that are secured with specific collateral of the borrowing entity provide the holder with a claim on that collateral in the event that the borrower does not pay scheduled interest or principal that is senior to that held by any unsecured creditors, subordinated debt holders and stockholders of the borrower. Obligations that are fully secured offer the Fund more protection than a partially secured or unsecured obligation in the event of such non-payment of scheduled interest or principal.

Interests in secured obligations have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. However, there is no assurance that the liquidation of collateral from a secured obligation would satisfy the borrower's obligation, or that the collateral could be liquidated. Furthermore, there is a risk that the value of any collateral securing an obligation in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the obligation. In the event the borrower defaults, the Fund's access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. In addition, the collateral securing the obligation may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated. Further, in the event of a default, second lien secured loans will generally be paid only if the value of the collateral exceeds the amount of the borrower's obligations to the first lien secured lenders, and the remaining collateral may not be sufficient to cover the full amount owed on the loan in which the Fund has an interest. In addition, if a secured loan is foreclosed, the Fund would likely bear the costs and liabilities associated with owning and disposing of the collateral. The collateral may be difficult to sell and the Fund would bear the risk that the collateral may decline in value while the Fund is holding it.

If an obligation in which the Fund invests is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and as a creditor would likely bear its pro rata costs and liabilities associated with owning and holding or disposing of the collateral. The collateral may be difficult to sell, and the Fund would bear the risk that the collateral may decline in value while the Fund is holding it.

In the case of second lien secured loans, such loans will generally be paid only if the value of the collateral exceeds the amount of the borrower's obligations to the first lien secured lenders. The remaining collateral may not be sufficient to cover the full amount owed on the second lien secured loan.

Some obligations in which the Fund may invest are only partially-secured or are unsecured. Unsecured debt, including senior unsecured debt and subordinated debt, will not be secured by any collateral and will be effectively subordinated to a borrower's secured indebtedness (to the extent of the collateral securing such indebtedness). With respect to unsecured obligations, the Fund lacks any collateral on which to foreclose to satisfy its claim in whole or in part. Such instruments generally have greater price volatility than that of fully secured holdings and may be less liquid. There is a possibility that originators will not be able to sell participations in unsecured loans. Because loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, through which the Fund would become a part lender, difficulty on the part of originators in selling participations could limit the number of parties participating and create greater credit risk exposure for the holders of such loans.

Securities Selection Risk
Securities selected by the Sub-Advisor or the Manager for the Fund may not perform to expectations.  The Sub-Advisor's judgments about the attractiveness, value and potential performance of a particular asset class or individual security may be incorrect and there is no guarantee that individual securities will perform as anticipated. Certain securities or other instruments in which the Fund seeks to invest may not be available in the quantities desired. In addition, regulatory restrictions, actual or potential conflicts of interest or other considerations may cause the Manager or the  Sub-Advisor to restrict or prohibit participation in certain investments.  It may not be possible to predict, or to hedge against, a widening in the yield spread of the securities selected by the Sub-Advisor. This could result in the Fund's underperformance compared to other funds with similar investment objectives.

Segregation Risk
In connection with certain transactions that may give rise to future payment obligations, the Fund may be required to maintain a segregated amount of, or otherwise earmark, cash or liquid securities to cover the obligation. These segregated or earmarked assets cannot be sold while the position they are covering is outstanding, unless they are replaced with other assets of equal value. The need to maintain cash or other liquid securities in segregated or earmarked accounts could limit the Fund's ability to pursue other opportunities as they arise.

Senior, Mezzanine and Subordinated Obligation Risk
The Fund may invest in obligations that hold a senior position in the capital structure of the issuing entity. Under normal circumstances, senior obligations have priority of claim ahead of other obligations of the borrower in the event of liquidation. However, senior obligations may be subject to structural subordination, and they may be subordinated to certain obligations of the borrower or its subsidiaries (such as payroll expenses). Certain senior obligations, typically senior bank loans, also include restrictive covenants that must be maintained by the borrower.

The Fund may also invest in subordinated or mezzanine obligations including second and lower lien loans and the mezzanine and equity (or "first loss") tranches of CLO issues. Second lien loans are generally second in line in terms of repayment priority, and third lien loans, if applicable, would follow accordingly. Subordinated and mezzanine obligations are generally issued by entities whose capital structures have senior indebtedness ranking ahead of such obligations. The holders of subordinated and mezzanine obligations are generally more limited with respect to their rights to foreclose or exercise other rights of senior investors. In certain cases, no recovery may be available for such obligations. Due to their lower place in the borrower's capital structure, and possible unsecured or partially secured status (See "Risk Considerations—Secured, Partially Secured and Unsecured Obligation Risk"), subordinated and mezzanine obligations involve a higher degree of overall risk as compared to senior obligations of the same borrower, including credit, market, liquidity and interest rate risk, among others.

Small- and Mid-Capitalization Companies Risk
Investments in small- and mid- capitalization companies generally involve greater risks and the possibility of greater price volatility than investments in larger

Prospectus – Prospectus Summary	17

capitalization and more established companies. Small- and mid-capitalization companies often have narrower commercial markets and more limited operating history, product lines, distribution channels and managerial and financial resources than larger, more established companies. As a result, performance of small- and mid-capitalization companies can be more volatile, and these companies may face greater risk of business failure, which could increase the volatility of the Fund's portfolio. Generally, the smaller the company size, the greater these risks. Additionally, small- and mid-capitalization companies may have less market liquidity than larger capitalization companies, and they can be sensitive to changes in interest rates, borrowing costs and earnings. Generally, the smaller the company size, the greater these risks.

Stressed, Distressed, and Defaulted Securities Risk
The Fund may invest in the debt securities of financially stressed or distressed issuers, including those that are in default or the issuers of which are in bankruptcy. Investments in the securities of financially stressed or distressed issuers are speculative and involve substantial risks. These securities may present a substantial risk of default or may be in default at the time of investment. In addition, these securities may fluctuate more in price, and are typically less liquid than other higher-rated debt securities. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. The Fund is also subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially stressed or distressed issuers will eventually be satisfied (e.g., through a liquidation of the issuer's assets, an exchange offer or plan of reorganization, or a payment of some amount in satisfaction of the obligation). Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings, during which the issuer might not make any interest or other payments. In any such proceeding relating to a defaulted obligation, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of the issuer.

The level of analytical sophistication, both financial and legal, necessary for successful investment in stressed or distressed assets is particularly high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund's investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund's original investment and/or may be required to accept payment over an extended period of time.

STRIPS and Zero Coupon Securities Risk
Separately traded registered interest and principal securities or "STRIPS" and zero coupon securities are securities that do not make periodic interest payments. Accordingly, zero coupon securities usually trade at a deep discount from their face or par value and are subject to greater fluctuations in market value in response to changing interest rates than debt obligations of comparable maturities that make current distribution of interest in cash. Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise. When prevailing interest rates fall, zero coupon securities tend to rise more rapidly in value because they have a fixed rate of return. There is a risk that STRIPS and zero coupon securities may not keep pace with inflation.

Structured Products Risk
The Fund may invest in securities backed by, or representing interests in, certain underlying instruments ("structured products"). The terms of the instrument may be determined or structured by the purchaser and the issuer of the instrument. The performance of structured products will be affected by a variety of factors, including its priority in the capital structure of the issuer, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product's administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products generally entail risks associated with derivative instruments.

Investments in structured products also involve credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market. Where the Fund's investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity.

Structured products are typically privately offered and sold. As a result, investments in structured products may be characterized by the Fund as illiquid securities. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product. Certain issuers of structured products may also be deemed to be "investment companies" as defined in the Investment Company Act. As a result, the Fund's investments in these structured products may be limited by the restrictions contained in the Investment Company Act. In addition, the Fund's investments in these products may be limited by the Fund's intention to qualify as a regulated investment company, and may limit the Fund's ability to so qualify.

Tax Risk and RIC-Related Risks of Investments Generating "Non-Qualifying Income"
The Fund has elected to be a "regulated investment company" ("RIC") under the Internal Revenue Code of 1986, as amended ("Code") and intends to qualify each taxable year to be treated as such. In order to qualify for such treatment, the Fund must meet certain asset diversification tests, derive at least 90% of its gross income for its taxable year from certain types of "qualifying income," and distribute to its Shareholders at least the sum of 90% of its "investment company taxable income," as that term is defined in the Code (which include, among other things, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and 90% of its net exempt interest income.

The Fund's investment strategies will potentially be limited by its intention to annually qualify for treatment as a RIC. The tax treatment of certain of the Fund's investments under one or more of the qualification or diversification tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in the law might affect the Fund's ability to qualify for such treatment.

U.S. federal income tax legislation enacted in 2017 has made substantial changes to U.S. federal income tax laws that could affect the amount, timing, and character of the Fund's distributions.

18	Prospectus – Prospectus Summary

If, for any taxable year, the Fund were to fail to qualify for treatment as a RIC, and were ineligible to or did not otherwise cure such failure, the Fund would be subject to federal income tax on its taxable income at the corporate rate (currently 21%) and, when such income is distributed, Shareholders would be subject to a further tax to the extent that the distribution is out of the Fund's current or accumulated earnings and profits, as calculated for federal income tax purposes ("E&P").

Unrated Securities Risk
Because the Fund may purchase securities that are not rated by any rating organization, the Sub-Advisor, after assessing their credit quality, may internally assign ratings to certain of those securities in categories similar to those of rating organizations. Less public information is typically available about unrated securities or issuers. Some unrated securities may not have an active trading market or may be difficult to value, which means the Fund might have difficulty selling them promptly at an acceptable price. Unrated securities may be subject to greater liquidity risk and price volatility.

Valuation Risk
This is the risk that the Fund has valued a security at a price different from the price at which it can be sold. This risk may be especially pronounced for investments that may be illiquid or may become illiquid, and for securities that trade in relatively thin markets and/or markets that experience extreme volatility. If market conditions make it difficult to value certain investments, the Fund may value these investments using more subjective methods, such as fair-value methodologies. Investors who purchase or tender Shares for repurchase when the Fund is holding fair-valued securities may receive fewer or more Shares, or lower or higher repurchase proceeds, than they would have received if the Fund had not fair-valued the securities or had used a different valuation methodology. The value of foreign securities, certain fixed income securities and currencies, as applicable, may be materially affected by events after the close of the markets on which they are traded, but before the Fund determines its NAV per share. The Fund's ability to value its investments in an accurate and timely manner may be impacted by technological issues and/or errors by third-party service providers, such as pricing services or accounting agents.

Variable and Floating Rate Obligation Risk
The Fund can invest directly or indirectly in debt securities that have floating or variable rate coupons. Because the coupons on variable and floating rate instruments may fluctuate based upon changes in current market rates, falling short-term interest rates should tend to decrease the income payable to the Fund on its floating rate investments and rising rates should tend to increase that income. However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund's NAV during periods of changing interest rates, as compared to holding fixed-rate obligations. Nevertheless, changes in interest rates can affect the value of the Fund's floating rate investments, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates. Having a shorter average reset period for its portfolio of investments may help mitigate that risk. Certain types of floating rate instruments may also be subject to greater liquidity risk than other debt securities.

Volatility Risk
The Fund may have investments that appreciate or decrease significantly in value over short periods of time. This may cause the Fund's NAV per share to experience significant increases or declines in value over short periods of time. Market interest rate changes may also cause the Fund's NAV per share to experience volatility.  Because the Fund may use some instruments, such as derivatives, that involve economic leverage, this economic leverage will increase the volatility of a derivative instrument, as they may increase or decrease in value more quickly than the reference asset.

Anti-Takeover Provisions

The Trust's Agreement and Declaration of Trust (the "Declaration") includes provisions that could limit the ability of other entities or persons to acquire control of the Trust, convert the Trust to open-end status or undertake certain transactions. See "Anti-Takeover and Other Provisions in the Declaration of Trust."

Summary of Fund Expenses

Shareholder Transaction Expenses (fees paid directly from your investment)

Share Class	Y Class	T Class
Maximum Sales Charge Imposed on Purchases (as a percentage of offering price)	None	3.00%
Repurchase Fee on Shares Repurchased (as a percentage of amount repurchased)	None	None

Annual Fund Operating Expenses (as a percentage of net assets attributable to the Shares)[1]
Share Class	Y Class	T Class
Management Fees[2]	1.44%	1.44%
Interest Payments on Borrowed Funds[3]	0.42%	0.42%
Distribution (12b-1) Fees[4]	0.00%	0.75%
Service Fees[5],6	0.15%	0.00%
Other Expenses[5]	1.45%	1.45%
Acquired Fund Fees and Expenses[5]	0.01%	0.01%
Total Annual Fund Operating Expenses	3.47%	4.07%
Fee Waiver and/or expense reimbursement or recoupment[7]	(1.20%)	(1.20%)
Total Annual Fund Operating Expenses after fee waiver and/or expense reimbursement or recoupment	2.27%	2.87%

Prospectus – Summary of Fund Expenses	19

1 The figures in this table are based on the assumption that the Fund raises additional proceeds resulting in average net assets of $35,000,000 and that the Fund borrows for investment purposes an amount equal to 11.11% of the Fund's net assets attributable to the Shares during that period. If the Fund raises more or less than this amount, or uses higher or lower levels of borrowing, these figures would differ. The figures in the table assume that the Fund has borrowed for investment purposes because it is possible that the Fund may commence borrowing for investment purposes prior to its current expectations. To date, the Fund has not borrowed for investment purposes but maintains the intent to use leverage.  At any time that the Fund does not have any leverage outstanding, its net expenses would be lower than what is reflected in the table. Assuming that the estimated Other Expenses and contractual fee waiver and/or expense reimbursement arrangements set forth above and explained in footnotes 5 and 7 below do not change or are the same, in situations in which the Fund has no leverage outstanding, the annual fund operating expenses would be as follows. With respect to Y Class Shares, Total Annual Fund Operating Expenses after fee waiver and/or expense reimbursement or recoupment would be 1.71% as a percentage of net assets attributable to the Y Class Shares. This would be comprised of: Management Fees of 1.30%; Interest Payments on Borrowed Funds of 0.00%; Distribution (12b-1) Fees of 0.00%; Service Fees of 0.15%; Other Expenses of 1.45%; and Acquired Fund Fees and Expenses of 0.01%, totaling Total Annual Fund Operating Expenses of 2.91%, minus a Fee Waiver and/or Expense reimbursement or recoupment of 1.20%, resulting in Total Annual Fund Operating Expenses after fee waiver and/or expense reimbursement or recoupment of 1.71%. With respect to T Class Shares, Total Annual Fund Operating Expenses after fee waiver and/or expense reimbursement or recoupment would be 2.31% as a percentage of net assets attributable to the T Class Shares. This would be comprised of: Management Fees of 1.30%; Interest Payments on Borrowed Funds of 0.00%; Distribution (12b-1) Fees of 0.75%; Service Fees of 0.00%; Other Expenses of 1.45%; and Acquired Fund Fees and Expenses of 0.01%, totaling Total Annual Fund Operating Expenses of 3.51%, minus a Fee Waiver and/or Expense reimbursement or recoupment of 1.20%, resulting in Total Annual Fund Operating Expenses after fee waiver and/or expense reimbursement or recoupment of 2.31%.

2 The Management Fees are calculated and accrued daily at the annual rate of 1.30% of the Fund's average daily managed assets during such period, of which 0.40% is the management fee paid to the Manager and 0.90% is the sub-advisory fee paid to the Sub-Advisor. "Managed assets" means the total assets of the Fund (which include assets attributable to the proceeds of leverage) minus accrued liabilities (other than liabilities attributable to such leverage). For purposes of calculating managed assets, the liquidation preference of any preferred shares outstanding is not considered a liability. In addition, for purposes of calculating managed assets, the Fund's derivative investments are valued based on their market value. For the purposes of this fee table, Management Fees are calculated based on an assumption that the Fund borrows for investment purposes an amount equal to 11.11% of the Fund's net assets attributable to the Shares during such period. The Management Fees estimate in the table is greater than 1.30% because it is computed as a percentage of the Fund's net assets attributable to the Shares for presentation therein. If the Fund were to borrow money in excess of this amount, then the Management Fees in relation to its net assets attributable to the Shares would be higher than the estimate presented in the table. See "Management of the Fund" for more information.

3 Interest Payments on Borrowed Funds are based on estimated levels of borrowing and estimated interest rates for the current fiscal year.  The amount shown in the table above is based on the assumption that the Fund borrows for investment purposes an amount equal to 11.11% of the Fund's net assets attributable to the Shares during such period,  and that the annual effective interest rate is 3.75% (which includes estimated market interest rates for such financings under current market conditions plus certain related fees and expenses). If the Fund were to use higher levels of borrowing or pay higher interest rates, interest payments on borrowed funds as a percentage of net assets would be higher. The Fund's ability to incur leverage during the next twelve months depends, in large part, on the amount of money the Fund is able to raise through the sale of Shares, market conditions and other factors. See "Investment Objective, Strategies, and Risks — Leverage" for more information.

4 The Trust has adopted a Distribution Plan (as defined below) for its T Class Shares that allows the T Class Shares to pay distribution and other fees for the sale of Fund Shares and for other services provided to Shareholders. Although the Fund is not an open-end management investment company, it has undertaken to comply with the terms of Rule 12b-1 under the Investment Company Act, which regulates the manner in which an open-end management investment company may directly or indirectly bear the expenses of distributing its shares, as a condition of an exemptive order under the Investment Company Act that permits it to, among other things, offer multiple classes of Shares and pay distribution fees. See "Distribution and Service Plans" for more information.

5 Other Expenses, Service Fees and Acquired Fund Fees and Expenses are based on estimated expenses for the current fiscal year.

6 The Fund has adopted a Service Plan (as defined below) for its Y Class Shares for certain activities or expenses primarily intended to result in or relate to the servicing of Y Class Shares, which authorizes payment of up to 0.25% on an annualized basis of the average daily net assets attributable to the Y Class Shares, payable monthly in arrears. See "Distribution and Service Plans" for more information.

7 The Manager has contractually agreed to waive fees and/or reimburse expenses of the Fund's Y Class Shares and T Class Shares through October 31, 2020 to the extent that operating expenses exceed 0.25% of average daily net assets for the Y Class and 1.00% of average daily net assets for the T Class (excluding Management Fees, Service Fees, taxes, interest including interest on borrowings, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short and the Fund's use of leverage, litigation, and other extraordinary expenses). The contractual expense reimbursement can be changed or terminated only in the discretion and with the approval of a majority of the independent Trustees. The Manager may also, from time to time, voluntarily waive fees and/or reimburse expenses of the Fund. The Manager can recoup any amounts waived or reimbursed pursuant to any contractual or voluntary fee waivers or expense reimbursements if such recoupment (a) occurs within three years from the date of the Manager's waiver/reimbursement and (b) does not cause the operating expenses of a class to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of the recoupment. See "Management of the Fund — Management Agreement and Investment Sub-Advisory Agreement" for more information.

The foregoing table is intended to help you understand the fees and expenses you may pay, directly or indirectly, if you buy and hold Shares of the Fund. More information is available from your financial professional. You may qualify for sales discounts if you and your eligible family members invest, or agree to invest in the future, at least $50,000 in all classes across all closed-end funds managed by American Beacon (as defined herein) that operate as "interval funds" (as defined herein) on an aggregated basis. More information about these and other discounts is available from your financial professional and in "About Your Investment — Choosing Your Share Class" on page of the Prospectus and "Additional Purchase and Sale Information for T Class Shares" on page of the Statement of Additional Information ("SAI").

Example

The following Example is intended to help you understand the various costs and expenses that you, as a shareholder of the Fund ("Shareholder"), would bear directly or indirectly. The Example assumes that you invest $1,000 in the Fund for the time periods indicated. Because there are no fees charged to you by the Fund associated with repurchases of your Shares, the costs assessed on you by the Fund would be the same whether you hold your Shares or tender your Shares for repurchase at the end of the time periods indicated. The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested at NAV per share, and that the Fund's operating expenses (as described above) remain the same, except that this example reflects the fee waiver/expense reimbursement arrangement for each class of Shares through October 31, 2020. The Example should not be considered a representation of the Fund's future expenses, and your actual costs may be higher or lower than those shown.  Based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
Y	$23	$90	$160	$346
T	$58	$135	$213	$417

20	Prospectus – Summary of Fund Expenses

Financial Highlights

The financial highlights table set forth below is intended to help you understand the Fund's financial performance for the period of the Fund's operations. Information shown reflects performance of the Fund's Y Class Shares. Certain information reflects financial results for a single Fund Y Class Share. Because the Fund is recently-organized, the table covers the "stub" period from September 12, 2018 (when the Fund's Y Class Shares commenced operations) through June 30, 2019 (the Fund's fiscal year end). The total return in the table below assumes the reinvestment of all dividends and other distributions.

The information in the table below has been derived from the Fund's financial statements audited by PricewaterhouseCoopers LLC, an independent registered public accounting firm, whose report on such financial statements, along with the Fund's financial statements, is contained in the Fund's Annual Report, which you may obtain upon request. The report on the Fund's financial statements, along with the Fund's financial statements, are incorporated by reference into the SAI. Information is not provided for T Class Shares of the Fund because that Share class had not commenced operations prior to the date of this Prospectus.

American Beacon Apollo Total Return Fund
	Y Class
For a share outstanding throughout the period:	September 12, 2018A to June 30, 2019
Net asset value, beginning of period	$10.00
Income from investment operations:
Net investment income	0.19
Net gains on investments (both realized and unrealized)	0.24
Total income from investment operations	0.43
Less distributions:
Dividends from net investment income	(0.16)
Distributions from net realized gains	(0.09)
Total distributions	(0.25)
Net asset value, end of period	$10.18
Total returnB	4.37	%C
Ratios and supplemental data:
Net assets, end of period	$6,117,480
Ratios to average net assets:
Expenses, before reimbursements	23.15	%F
Expenses, net of reimbursementsE	1.70	%D
Net investment (loss), before expense reimbursements	(19.06	)%F
Net investment income, net of reimbursements	2.39	%D
Portfolio turnover rate	1,625	%C

A	Commencement of operations.
B

Based on net asset value, which does not reflect the sales charge, redemption fee, or contingent deferred sales charge, if applicable. May include adjustments in accordance with U.S. GAAP and as such, the net asset value for reporting purposes and the returns based upon those net asset values may differ from the net asset value and returns for shareholder transactions.

C	Not annualized.
D	Annualized.
E

Includes other expenses consisting of management fees and service fees that are not included in the expense cap calculation. Expenses, net of reimbursement, excluding the other expenses was 0.25% for the period ended June 30, 2019.

F	Includes non-recurring organization and offering costs.

Prospectus – Financial Highlights	21

The Fund

The American Beacon Apollo Total Return Fund (the "Fund") is a series of a recently-organized, non-diversified, closed-end management investment company of the same name registered under the Investment Company Act of 1940, as amended ("Investment Company Act") (the "Trust"). The Fund continuously offers its shares of beneficial interest (the "Shares") and is operated as an "interval fund" (as defined below). The Fund currently offers two classes of Shares: Y Class and T Class. The Fund may issue additional classes of Shares with different expense structures, purchase restrictions, sales charges and ongoing fees, rights and privileges in the future, as permitted by an exemptive order under the Investment Company Act that permits it to, among other things, offer multiple classes of Shares and pay distribution fees. The Trust was organized as a Delaware statutory trust on February 16, 2018, and is governed by the laws of the State of Delaware. The Fund's principal office is located at 220 E. Las Colinas Blvd., Suite 1200, Irving, Texas 75039.

Use of Proceeds

The Fund invests the proceeds of the continuous offering of Shares in accordance with its investment objective and policies as stated below as soon as practicable after receipt. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund's investment objective and policies, and except to the extent proceeds are held in cash to pay distributions (as defined below) or expenses, satisfy repurchase offers or for temporary, defensive, or emergency purposes. During times that the Fund takes temporary, defensive, or emergency positions, it may not achieve its investment objective. Assets that cannot be invested promptly in accordance with the Fund's investment objective will be held in cash or invested in cash equivalents. A delay in the anticipated use of proceeds could lower returns and reduce the Fund's distribution to Shareholders.

Investment Objective, Strategies, and Risks

Investment Objective

The Fund seeks to generate attractive risk-adjusted total returns using a multi-sector approach to fixed income value investing. No assurance can be given that the Fund's investment objective will be achieved, and you could lose all of your investment in the Fund.

The Fund's investment objective is "non-fundamental," which means that it may be changed by the Board of Trustees ("Board" or "Trustees") without the approval of Shareholders.

Principal Investment Strategies

The Sub-Advisor (as defined below) invests the Fund's assets using a multi-sector approach across a broad range of credit-oriented markets. The Fund allocates dynamically across the credit universe to the areas which the Sub-Advisor believes produce the most attractive risk-adjusted returns. Risk-adjusted returns are generally understood to frame investments in the context of the level of risk that is associated with a particular investment. The Sub-Advisor utilizes a flexible value investment style and will allocate the Fund's assets across four areas: U.S. corporate credit, global corporate credit, structured credit, and real estate credit. Within each such credit sector, the Fund is expected to benefit from the deep individual asset class, industry and security selection expertise within Apollo Global (as defined below). The dynamic asset allocation process is designed to contribute to the Fund's ability to be successful in as many environments as possible. In addition to the breadth of the Apollo Global credit platform, the Fund expects to benefit from Apollo's (as defined below) ability to take advantage of differences in relative value between asset classes and future volatility in the marketplace. The investment process combines qualitative and quantitative factors and relies on the substantial cumulative judgment of, and input from, the entire Apollo Global credit portfolio management team. See "Asset Allocation Investment Process" below.

The Fund invests in securities that combine Apollo's views of relative value, substantial intrinsic credit quality and the potential for price appreciation. The Sub-Advisor may seek to invest the Fund's assets in both secured and unsecured obligations such as: loans; high yield bonds, commonly referred to as "junk bonds"; stressed or distressed credit assets; securities related to debtor-in-possession financing, rescue financing or exit financing; securities related to a corporate reorganization or restructuring; corporate notes, bonds and other investments; residential mortgage-backed securities ("RMBS"); commercial mortgage-backed securities ("CMBS"); asset-backed securities; emerging market investments; structured credit assets (including collateralized loan obligations ("CLOs") and customized commercial and consumer obligations); infrastructure and infrastructure-related investments; and any other asset or instrument having a similar target return profile.

The Sub-Advisor may invest in any level of the capital structure, including senior, mezzanine and subordinated debt. The Sub-Advisor may also invest in insurance-related investments and certain credit derivatives such as futures, options, swaps and forwards. The Sub-Advisor accesses these investments through a combination of primary and secondary markets, as well as selectively relying on proprietary origination; provided, however, that the Fund will not originate loans in excess of 5% of the value of its total assets. The Fund may invest in securities globally but generally intends to focus on pursuing opportunities in North America, Europe and emerging markets. In addition, the Fund seeks to benefit from one of Apollo Global's historical strengths, which is to identify, understand and evaluate new credit asset classes. As the credit markets evolve, the Sub-Advisor expects to evaluate new credit asset classes for possible inclusion in the Fund's portfolio.

The average duration of the Fund's portfolio is expected to be in the range of zero to three (0 to 3) years, as calculated by the Sub-Advisor, although it may be longer at any time or from time to time depending on market conditions and other factors. There is no limit on the maturity or duration of any individual instrument in which the Fund may invest. See "Investment Objective, Strategies, and Risks—Duration Management." The Fund may engage in frequent portfolio turnover, and frequency of portfolio turnover will not be a limiting factor if the Sub-Advisor considers it advantageous to purchase or sell securities.

Assets that cannot be invested promptly in accordance with the Fund's investment objective will be held in cash or invested in cash equivalents. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the Investment Company Act, the Fund may invest without limit in illiquid securities.

The Fund's investment objective and policies may be changed without the approval of Shareholders unless a policy is identified in the Prospectus or in the SAI as "fundamental."

A recently-organized and/or smaller fund's performance may not represent how such fund is expected to, or may, perform in the long term if and when it becomes larger and has fully implemented its investment strategies. Investment positions may have a disproportionate impact (negative or positive) on performance in a recently-organized and/or smaller fund, such as the Fund. As a recently-organized Fund, the Fund also requires a period of time before it is fully invested in securities that meet its investment objective and policies and achieves a representative portfolio composition. Fund performance may be lower or higher during this "ramp-up" period, and may also be more volatile, than would be the case after the Fund is fully invested. Similarly, the Fund's

22	Prospectus – Investment Objective, Strategies, and Risks

investment strategies may require a longer period of time to show returns that are representative of the strategies. As a recently-organized fund, the Fund may not attract sufficient assets to achieve investment and trading efficiencies. See "Risk Considerations–Recently-Organized/Smaller Fund Risk."

Portfolio Management

American Beacon Advisors, Inc. ("American Beacon" or the "Manager") serves as the Manager and Apollo Credit Management, LLC ("Apollo" or the "Sub-Advisor") serves as the Sub-Advisor to the Fund.  The Sub-Advisor is a subsidiary of Apollo Global Management, LLC (together with its consolidated subsidiaries, including the Sub-Advisor, "Apollo Global").

See "Management of the Fund."  The investment strategies that may be utilized by Apollo are described herein.

Asset Allocation Investment Process

Apollo's investment process begins with a monthly meeting chaired by the chief investment officer of its credit asset management business and attended by investment professionals responsible for each asset class represented in the Fund. After reviewing the performance of each asset class, this group reviews a suggested quantitative model allocation that seeks to incorporate the relative returns and risks inherent to each asset class and the potential yield relative to the Fund's duration and credit-risk constraints. The group seeks to allocate dynamically across the credit universe to the areas that they believe will produce the most attractive returns on a risk-adjusted basis. The group discusses the opportunities available in each asset class and what actions might be taken based on their relative attractiveness.

This discussion includes a review of factors such as the global macro environment, expected changes in central bank activity, recent issuance levels, demand trends for credit in the institutional and retail markets globally, changes in pricing for major sectors, and areas of fundamental credit improvement or deterioration in the market. Additional factors considered may include regulatory changes, market catalysts, expected refinancings and maturities, the impact of ratings agencies, changes to terms and structures of various credit instruments, liquidity conditions, downside protection, review of historical market cycles, idiosyncratic issues in the Fund's investment strategies or the marketplace, and the role and capacity of important market participants.

The group then develops a final asset class allocation for the coming month, and specific credit instruments are selected by the respective teams. Apollo seeks to utilize the breadth of its entire credit platform, with the goal of sourcing, evaluating and executing attractive investment opportunities to achieve its desired level of risk, expected return, yield, liquidity and diversification. Additionally, the investment process is designed to contribute to the Fund's ability to be successful in as many environments as possible.

In determining whether to sell a portfolio holding, Apollo continues to analyze the factors considered when buying the security. Apollo may sell to reduce the Fund's position in a security, to take advantage of what it believes are more attractive investment opportunities or to raise cash. The Fund may also use derivative instruments to reduce or hedge exposures in the Fund rather than sell its positions.

When Apollo believes that a temporary or defensive position is desirable, the Fund may invest its assets in cash or cash equivalents. Under these circumstances, and during any other times the Fund holds cash or cash equivalents, the Fund's investments may generally include money market mutual funds and/or other similar short-term U.S. dollar-denominated obligations which Apollo believes are of comparable high quality.

The investment strategies are also based on Apollo's ability to quickly adapt to changing market environments through its flexible investment approach of pursuing different investment strategies in different market environments. The Fund seeks to benefit from Apollo's strengths in identifying, understanding and evaluating new credit asset classes as markets continually evolve. Additionally, Apollo believes that investments should be executed in a contrarian approach to the general market, with the most assets being invested at times when the rest of the market is pulling back.

Finally, the risk team defines, measures, monitors and reports on the various investment and trading objectives and guidelines for the Fund. Apollo uses an internal risk model for measuring, reporting and monitoring a variety of market and credit risk metrics. Portfolio risk is managed through a combination of portfolio construction, continued monitoring and evaluation, diversification, position size limits, security construction and the hedging of unwanted risks. The Fund may also enter into various portfolio-level hedges to reduce the level of credit, foreign currency, interest rate and other risks in the portfolio overall.

Certain Interest Rate Transactions

In order to reduce the interest rate risk inherent in the Fund's underlying investments and capital structure, the Fund may (but is not required to) enter into interest rate swap transactions. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed rate payments for floating rate payments. The payment obligation would be based on the notional amount of the swap. The Fund may (but is not required to) use interest rate swap transactions with the intent to reduce or eliminate the risk that an increase in short-term interest rates could pose for the performance of the Fund's Shares as a result of leverage, and the Fund also may use these instruments for other hedging or investment purposes. Any termination of an interest rate swap transaction could result in a termination payment by or to the Fund.

Credit Quality

The Fund may invest without limitation in debt instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investor Service, Inc. ("Moody's") or below BBB- by either S&P Global Ratings, a division of The McGraw-Hill Company, Inc. ("S&P") or Fitch, Inc. ("Fitch")), or unrated but determined by the Sub-Advisor to be of comparable credit quality. Debt instruments of below investment grade quality are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and to repay principal and are commonly referred to as "high yield" or "junk" bonds. The Fund may invest in securities of stressed or distressed issuers, which include securities at risk of being in default as to the repayment of principal and/or interest at the time of acquisition by the Fund or that are rated in the lower rating categories by one or more nationally recognized statistical rating organization (for example, Ca or lower by Moody's or CC or lower by S&P or Fitch) or, if unrated, are determined by the Sub-Advisor to be of comparable quality. The Fund may also invest in defaulted securities and debtor-in-possession financing. The Sub-Advisor relies primarily on its own analysis of the credit quality and risks associated with individual debt instruments considered for the Fund, rather than relying exclusively on rating-agency or third-party research. The Fund's portfolio managers utilize this information in an attempt to minimize credit risk and to identify issuers, industries or sectors that they believe are undervalued or that offer potentially attractive yields relative to their assessment of the credit characteristics. The Sub-Advisor's capabilities in credit analysis are particularly important when investing in lower quality or unrated debt securities.

Duration Management

Duration is a measure used to determine the sensitivity of an instrument's price to changes in interest rates. For example, if an instrument has a duration of three years, a 1% increase in interest rates could be expected to result in a 3% decrease in the value of the bond. The average duration of the Fund's portfolio is expected to be zero to three (0 to 3) years, as calculated by the Sub-Advisor, although it may be longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain the average portfolio duration stated above, there is no limit on the maturity or duration of any individual instrument in which the Fund may invest. The Sub-Advisor believes that maintaining the duration within this range offers flexibility and the opportunity to enhance returns while potentially limiting exposure to interest rate volatility and related risks. Duration differs from the

Prospectus – Investment Objective, Strategies, and Risks	23

maturity of an instrument (which is the date on which the issuer is obligated to repay the principal amount) in that it considers its yield, coupon payments, principal payments and call features in addition to the amount of time until maturity. As the value of an instrument changes over time, so will its duration. The Fund's average portfolio duration may be maintained at a very low level from time to time which would potentially benefit the Fund in an environment of rising interest rates, but may adversely impact the Fund in an environment of falling interest rates.

Leverage

The Fund may seek to use leverage directly or indirectly to enhance the return to Shareholders, subject to any applicable restrictions of the Investment Company Act; however, there can be no assurance that a leveraging strategy will be successful during any period in which it is employed. An example of leverage is when the Fund uses proceeds it obtains through borrowings to make additional investments.

The Fund currently expects to borrow through a credit facility in an amount that would typically be up to 20% of the Fund's total assets (which include any assets attributable to leverage) under normal market conditions. If the Fund borrowed 20% of its total assets that would represent 25% of its net assets. However, the Fund may leverage up to the maximum amount permitted by the Investment Company Act, which, for debt leverage such as borrowings under the credit facility, is 33¹/3% of the Fund's total assets (reduced by liabilities and indebtedness except for indebtedness representing senior securities, as defined in the Investment Company Act); this represents 50% of the Fund's net assets. The Fund currently does not expect to engage in such borrowings for investment purposes until its assets reach approximately $50 million but may do so before Fund assets reach this level.

The Fund may also enter into other transactions that may give rise to a form of leverage such as by: (i) investing in certain derivatives, such as total return swaps (including contracts for difference), credit default swaps, and forward currency contracts (including non-deliverable forwards), and (ii) engaging in forward commitment transactions. Total return swaps, for example, may effectively add leverage to the Fund's portfolio because the Fund would be subject to investment exposure on the full notional amount of the swap. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. Equity leverage, such as the issuance of preferred shares, would be subject to Investment Company Act requirements and thus could not exceed, together with any outstanding debt leverage, 50% of the Fund's total assets.

The Fund will only use leverage when the Sub-Advisor believes that the leveraging and the returns available to the Fund may enhance the return to Shareholders. The Fund may choose to increase, decrease or eliminate entirely its use of leverage over time and from time to time based on the Sub-Advisor's assessments of the investment opportunities, credit spreads, the yield curve, interest rates, market conditions and other factors.

Any investments of the net proceeds that the Fund obtains from leverage will be made in accordance with the Fund's investment objective and policies as described in this Prospectus. As long as the rate of return, net of applicable Fund expenses, on such debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of its leverage, the investment of the Fund's assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to Shareholders than if the Fund were not so leveraged. For example, the Fund's investments in certain derivatives may be purchased with a fraction of the assets that would be needed to purchase the securities underlying that derivative directly. As a result, the Fund may have more assets available to make other investments. Such derivative investments may have the effect of leveraging the Fund because the Fund may experience gains or losses not only on its investments in derivatives, but also on the investments purchased with the remainder of the assets that it otherwise would have invested to obtain the exposure provided by the derivative. In this example, if the value of the Fund's investments in derivatives is increasing, this could be offset by declining values of the Fund's other investments. Conversely, it is possible that the rise in the value of the Fund's non-derivative investments could be offset by a decline in the value of the Fund's investments in derivatives. In either scenario, the Fund may experience losses. In a market where the value of the Fund's investments in derivatives is declining and the value of its other investments is declining, the Fund may experience substantial losses.

The Investment Company Act, including the rules and regulations thereunder, generally limits the extent to which the Fund may utilize borrowings and "uncovered" transactions that may give rise to a form of leverage (including the use of derivative transactions such as credit default swaps and total return swaps, and forward-commitment transactions, to the extent that these instruments are not covered as described below), together with any other senior securities representing indebtedness, to 33¹/3% of the Fund's assets at the time utilized. To the extent that the Fund maintains segregated (or earmarked) assets or otherwise covers certain of these transactions, they will not be considered "senior securities" under the Investment Company Act. If the Fund were not to cover these transactions, they would be considered senior securities and therefore would be subject to the Investment Company Act's 300% asset coverage requirement applicable to forms of leverage representing indebtedness. The Fund may not cover an applicable derivative, or forward-commitment transaction if it does not need to do so to comply with the foregoing Investment Company Act requirements and, in the view of the Sub-Advisor, the assets that would have been used to cover could be better used for a different purpose. The Fund may not issue a senior security representing indebtedness unless the value of the Fund's total assets (reduced by liabilities and indebtedness except for indebtedness representing senior securities) is at least 300% of such senior securities representing indebtedness immediately after such issuance (effectively limiting the use of leverage through senior securities representing indebtedness to 33¹/3% of the Fund's total assets (reduced by liabilities and indebtedness except for indebtedness representing senior securities)). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. The use of leverage increases the volatility of the Fund's investment portfolio and could cause the Fund to incur larger losses than if these strategies were not used. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary to maintain the required asset coverage.

Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize credit facilities, invest in derivatives or forward-commitment transactions, issue preferred shares or utilize any other forms of leverage. If used, there can be no assurance that the Fund's leveraging strategies will be successful or result in a higher return on your Shares. When leverage is used, the Fund's net asset value ("NAV") per share and the yield to Shareholders will be more volatile. In addition, interest and other expenses incurred by the Fund with respect to its use of borrowings or any other forms of leverage result in a reduction of the Fund's NAV. The fees received by the Manager and Sub-Advisor are based on the average daily managed assets of the Fund (which include any assets attributable to leverage). Therefore, the Manager and Sub-Advisor have a financial incentive to cause the Fund to use leverage, which may create a conflict of interest between the Manager and Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

Cover and Asset Segregation. The Fund may make investments or employ trading practices that obligate the Fund, on a fixed or contingent basis, to deliver an asset or make a cash payment to another party in the future. The Fund will comply with guidance from the SEC with respect to coverage of certain investments and trading practices. This guidance requires segregation (which may include earmarking) by the Fund of cash or liquid assets with its custodian or a designated sub-custodian to the extent the Fund's obligations with respect to these strategies are not otherwise "covered" through ownership of the underlying security or financial instrument or by offsetting portfolio positions.

For example, if the Fund enters into a currency forward contract to sell foreign currency on a future date, the Fund may cover its obligation to deliver the foreign currency by segregating or earmarking cash or liquid assets having a value at least equal to the value of the deliverable currency on a marked-to-market basis. Alternatively, the Fund could cover its obligation by entering into an offsetting transaction to acquire, on or before the date such foreign

24	Prospectus – Investment Objective, Strategies, and Risks

currency must be delivered, an amount of foreign currency at least equal to the deliverable amount at a price at or below the sale price to be received by the Fund under the currency forward contract.

The Fund's approach to asset coverage may vary among different types of transactions. For example, if the Fund's forward obligation on the transaction is only to make a cash payment equal to the amount, if any, by which the value of the Fund's position is less than that of its counterparty, the Fund will segregate or earmark cash or liquid assets equal to that difference calculated on a daily marked-to-market basis (a "net amount"). Additionally, if the Fund is a protection seller in a credit default swap, the Fund, depending on how the credit default swap is settled, usually will segregate assets equal to the full notional value of the swap. If the Fund is protection buyer in a credit default swap, depending on how the credit default swap is settled, it usually will cover the total amount of required premium payments plus the prepayment penalty.

With respect to certain investments, the Fund calculates the obligations of the parties to the agreement on a "net basis" (i.e., the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments). Under such circumstances, the Fund's current obligations will generally be equal only to the net amount to be paid by the Fund based on the relative values of the positions held by each party to the agreement (the "net amount").

Inasmuch as the Fund covers its obligations under these transactions as described above, the Manager and the Fund believe such obligations do not constitute senior securities. Earmarking or otherwise segregating a large percentage of the Fund's assets could impede the Sub-Advisor's ability to implement the Fund's investment strategies.

Effects of Leverage. Assuming that leverage represents approximately 10% of the Fund's total assets (or 11.11% of the Fund's net assets) and that the Fund bears expenses relating to that leverage at an annual effective interest rate of 3.75% (which represents estimated market interest rates for such financings under current market conditions plus certain related fees and expenses), the annual return that the Fund's portfolio must experience (net of expenses) in order to cover such interest costs would be approximately 0.37%. These figures are merely estimates based on current market conditions and are used for illustration purposes only. Actual expenses associated with leverage used by the Fund may vary frequently and may be significantly higher or lower than the interest rate expenses used for the example above.

The following table is furnished pursuant to SEC disclosure requirements. It is designed to illustrate the effects of leverage on corresponding Share total return, assuming investment portfolio total returns (consisting of income and changes in the value of investments held in the Fund's portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns expected to be experienced by the Fund. The table further assumes that the Fund utilizes borrowings representing approximately 10% of the Fund's total assets and a projected annual effective interest rate of 3.75%, as discussed above. Your actual returns may be greater or less than those appearing below.

Assumed Return on Portfolio (Net of Expenses)	(10%)	(5%)	0%	5%	10%
Corresponding Share Total Return	(11.53%)	(5.97%)	(0.42%)	5.14%	10.69%

Corresponding Share Total Return in the table above is composed of two elements—the distributions paid by the Fund to the Shareholders (the amount of which is largely determined by the net investment income of the Fund after paying interest expenses on the Fund's leverage as described above) and gains or losses on the value of the securities the Fund owns. This table reflects the hypothetical performance of the Fund's portfolio and not the actual performance of the Shares, the value of which will be determined by market forces and other factors and the returns of which may be greater or less than those appearing in the above table.

Please see "Risk Considerations—Leverage Risk" and "Risk Considerations—Segregation Risk" for additional information regarding leverage and related risks.

Portfolio Contents

The Sub-Advisor may seek to invest the Fund's assets in both secured and unsecured obligations such as: loans, high yield bonds, commonly referred to as "junk bonds"; stressed or distressed credit assets; securities related to debtor-in-possession financing, rescue financing or exit financing; securities related to a corporate reorganization or restructuring; corporate notes, bonds and other investments; residential mortgage-backed securities ("RMBS"); commercial mortgage-backed securities ("CMBS"); asset-backed securities; emerging market investments; structured credit assets (including CLOs and customized commercial and consumer obligations); infrastructure and infrastructure-related investments; and any other asset or instrument having a similar target return profile. The Sub-Advisor may invest in any level of the capital structure, including senior, mezzanine and subordinated debt. The Sub-Advisor may also invest in insurance-related investments and certain credit derivatives such as futures, options, swaps and forwards. The Fund may invest in securities globally but generally intends to focus on pursuing opportunities in North America, Europe and emerging markets. In addition, the Fund seeks to benefit from one of Apollo Global's historical strengths, which is to identify, understand and evaluate new credit asset classes. As the credit markets evolve, the Sub-Advisor expects to evaluate new credit asset classes for possible inclusion in the Fund's portfolio.

Asset-Backed Securities

Asset-backed securities are fractional interests in pools of loans, receivables or other assets. They are issued by trusts or other special purpose vehicles and are collateralized by the loans, receivables or other assets that make up the pool, such as, but not limited to, first lien mortgages, motor vehicle installment sale contracts, other installment sale contracts, home equity loans, leases of various types of real or personal property, and receivables from revolving credit (i.e., credit card) agreements and trade receivables. The trust or other issuer passes the income from the underlying asset pool to the investor. Asset-backed securities may provide periodic payments that consist of interest and/or principal payments. The Fund, the Manager, and the Sub-Advisor do not select the loans or other assets that are included in the collateral backing those pools.

Bank Loans

The Fund may invest in bank loans. A bank loan is a debt financing obligation issued by a bank or other financial institution to a borrower that generally holds legal claim to the borrower's assets. By purchasing a bank loan, the Fund acquires some or all of the interest of a bank or other lending institution in a loan to a particular borrower. The Fund also may purchase loans by assignment from another lender, and in such cases would act as part of a lending syndicate. Many loans are secured by the assets of the borrower, and most impose restrictive covenants that must be met by the borrower. Loans are typically made by a syndicate of banks, represented by an agent bank which has negotiated and structured the loan and which is responsible generally for collecting interest, principal, and other amounts from the borrower on its own behalf and on behalf of the other lending institutions in the syndicate, and for enforcing its and their other rights against the borrower. Each of the lending institutions, including the agent bank, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan.

The Fund may acquire bank loans directly through the lending agent or as an assignment from another lender who holds a direct interest in the loan. In either case, the Fund will acquire direct rights against the borrower on the loan, and will not have exposure to a counterparty's credit risk. The value of collateral, if any, securing a loan can decline, or may be insufficient to meet the borrower's obligations or difficult to liquidate. In addition, the Fund's access to collateral

Prospectus – Investment Objective, Strategies, and Risks	25

may be limited by bankruptcy or other insolvency laws. The failure by the Fund to receive scheduled interest or principal payments on a loan would adversely affect the income of the Fund and would likely reduce the value of its assets, which would be reflected in a reduction in the Fund's NAV per share. Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or participating in a lending syndicate. In selecting the loans in which the Fund invests, however, the Sub-Advisor will not rely solely on that credit analysis, but performs its own investment analysis of the borrowers. The Sub-Advisor analysis may include consideration of the borrower's financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. The Sub-Advisor generally will not have access to non-public information to which other investors in syndicated loans may have access. Because loans in which the Fund may invest may not be rated by independent credit rating agencies, a decision by the Fund to invest in a particular loan will depend almost exclusively on the Sub-Advisor's, and the original lending institution's, credit analysis of the borrower. Investments in loans may be of any quality, including "distressed" loans, and are subject to the Fund's credit quality policy. The loans in which the Fund may invest include those that pay fixed rates of interest and those that pay floating rates - i.e., rates that adjust periodically based on a known lending rate, such as a bank's prime rate, LIBOR, a money market index, or a Treasury bill rate.

Non-Performing Loans. Many of the loans purchased by the Fund may be non-performing and possibly in default. Furthermore, the obligor and/or relevant guarantor may also be in bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments with respect to the loans.

Callable Securities

The Fund may invest in fixed-income securities with call features. A call feature allows the issuer of the security to redeem or call the security prior to its stated maturity date. In periods of falling interest rates, issuers may be more likely to call in securities that are paying higher coupon rates than prevailing interest rates.

Cash Management Investments

The Fund may invest cash balances in money market funds that are registered as investment companies under the Investment Company Act, including money market funds that are advised by the Manager. If the Fund invests in money market funds, the Fund becomes a shareholder of that investment company. As a result, Shareholders will bear their proportionate share of the expenses, including, for example, advisory and administrative fees of the money market funds in which the Fund invests, such as advisory fees charged by the Manager to any applicable money market funds advised by the Manager, in addition to the fees and expenses Fund Shareholders directly bear in connection with the Fund's operations.

Collateralized Debt Obligations ("CDOs") and Collateralized Loan Obligations ("CLOs")

CLOs and other CDOs are types of asset-backed securities. A CLO is a trust typically collateralized by a pool of loans, which may include, among others, domestic and foreign loans including loans that may be rated below investment grade or equivalent unrated loans. Other CDOs are trusts backed by other types of assets representing obligations of various parties. CLOs and other CDOs may charge management fees and administrative expenses. For CLOs and other CDOs, the cash flows from the trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the "equity" tranche which bears the bulk of defaults from the bonds or loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since they are partially protected from defaults, senior tranches from a CLO trust or trust of another CDO typically have higher ratings and lower yields than their underlying securities, and can be rated investment grade. Typically, CLOs and other CDOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CLOs may be characterized by the Fund as illiquid securities, however an active dealer market may exist for CLOs allowing them to qualify for Rule 144A transactions under the Securities Act of 1933, as amended  (the "Securities Act"). Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CLO securities as a class.

Convertible Securities

Convertible securities are hybrid securities that combine the investment characteristics of bonds and common stocks. Convertible securities include corporate bonds, notes, preferred stock or other securities that may be converted into or exchanged for a prescribed amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or dividends paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. While no securities investment is without some risk, investments in convertible securities generally entail less risk than the issuer's common stock, although the extent to which such risk is reduced depends in large measure upon the degree to which the convertible security sells above its value as a fixed-income security. The market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. While convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar quality, they do enable the investor to benefit from increases in the market price of the underlying common stock. Holders of convertible securities have a claim on the assets of the issuer prior to the common stockholders, but may be subordinated to holders of similar non-convertible securities of the same issuer. Because of the conversion feature, certain convertible securities may be considered equity equivalents.

Corporate Bonds and Other Debt Securities

The Fund may invest in corporate bonds, debentures and other debt securities of companies in other industries and sectors. Debt securities in which the Fund may invest may pay fixed or variable rates of interest. Bonds and other debt securities generally are issued by corporations and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain debt securities are "perpetual" in that they have no maturity date.

Debtor-in-Possession Financing, Rescue Financing, and Exit Financing

The Fund may invest in debtor-in-possession financings (commonly known as "DIP financings"). DIP financings are arranged when an entity seeks the protections of the bankruptcy court under Chapter 11 of the U.S. Bankruptcy Code. DIP financings allow the entity to continue its business operations while reorganizing under Chapter 11. Such financings constitute senior liens on unencumbered assets (i.e., assets not subject to other creditors' claims).

The Fund may invest in rescue financing which is provided to issuers that are experiencing, or are expected to experience, severe financial difficulties, such as liquidity shortfalls, temporary operational problems, pending debt maturities or over-leveraged balance sheets. Such issuers may not be able to access alternative sources of funding, such as bank loans.

The Fund may also invest in exit financing, also known as exit facility. Exit financing is the financing provided to issuers seeking the protections of the bankruptcy court under Chapter 11 of the U.S. Bankruptcy Code to allow them to emerge from bankruptcy. The availability of adequate exit financing for an issuer may be a condition to the confirmation of a plan of reorganization. Such reorganized issuers will use exit financing in order to pay the claims of creditors under the plan of reorganization and to fund their operations after bankruptcy.

26	Prospectus – Investment Objective, Strategies, and Risks

Delayed Funding Loans and Revolving Credit Facilities

The Fund may enter into delayed funding loans and revolving credit facilities. Delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans up to a maximum amount upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility. Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. These commitments may have the effect of requiring the Fund to increase its investment in a company at a time when it might not otherwise decide to do so (including at a time when the company's financial condition makes it unlikely that such amounts will be repaid). To the extent that the Fund is committed to advance additional funds, it will at all times segregate or "earmark" assets, determined to be liquid in accordance with procedures established by the Board, in an amount sufficient to meet such commitments.

The Fund may invest in delayed funding loans and revolving credit facilities with credit quality comparable to that of issuers of its securities investments. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments.

Derivatives

Derivatives are financial instruments that have a value which depends upon, or is derived from, a reference asset, such as one or more underlying securities, pools of securities, options, futures, indexes or currencies. The Fund may invest in the following derivative instruments:

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Contracts for Difference. A contract for difference is a contract in which one party agrees to pay the other party an amount of money based on the difference between the current value of a security or instrument and its value on a specified date in the future. Contracts for difference are similar to total return swaps and allow the Fund to take a long or short position without having to own the reference security or index.

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 Forward Contracts. Forward contracts are two-party contracts pursuant to which the parties agree to a fixed price for an agreed upon amount of commodities or securities, or the cash value of commodities, securities or a securities index, at an agreed upon future date for a specified price. A forward currency contract is an obligation to buy or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded directly between currency traders (usually large commercial banks) and their customers. Unlike futures contracts, which are standardized contracts, forward contracts can be specifically drawn to meet the needs of the parties that enter into them. The parties to a forward currency contract may agree to offset or terminate the contract before its maturity, or may hold the contract to maturity and complete the contemplated exchange. An NDF currency contract is a forward contract where there is no physical settlement of the two currencies at maturity. Rather, on the contract settlement date, a net cash settlement will be made by one party to the other based on the difference between the contracted forward rate and the prevailing spot rate, on an agreed notional amount. A forward is a private agreement between two parties and is not traded on an exchange.

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 Futures Contracts. A futures contract is a contract to purchase or sell a particular security, or the cash value of an index, at a specified future date at a price agreed upon when the contract is made. Under such contracts, no delivery of the actual securities is required. Rather, upon the expiration of the contract, settlement is made by exchanging cash in an amount equal to the difference between the contract price and the closing price of a security or index at expiration, net of the variation margin that was previously paid. A Treasury futures contract is a contract for the future delivery of a U.S. Treasury security. The Fund may, from time to time, use futures positions to equitize cash and expose its portfolio to changes in securities prices or index prices. This can magnify gains and losses in the Fund. The Fund also may have to sell assets at inopportune times to satisfy its settlement or collateral obligations. The risks associated with the use of futures contracts also include that there may at times be an imperfect correlation between the changes in market value of the securities held by the Fund and the prices of futures contracts and that there can be no assurance that, at all times, a liquid market will exist for offsetting a futures contract that the Fund has previously bought or sold and this may result in the inability to close a futures contract when desired.

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Non-Deliverable Currency Forwards. Non-deliverable currency forwards ("NDFs") are cash-settled, short-term forward contracts on foreign currencies (each a "Reference Currency"), generally on currencies that are non-convertible, and may be thinly traded or illiquid. NDFs involve an obligation to pay a U.S. dollar amount (the "Settlement Amount") equal to the difference between the prevailing market exchange rate for the Reference Currency and the agreed upon exchange rate (the "NDF Rate"), with respect to an agreed notional amount. NDFs have a fixing date and a settlement (delivery) date. The fixing date is the date and time at which the difference between the prevailing market exchange rate and the agreed upon exchange rate is calculated. The settlement (delivery) date is the date by which the payment of the Settlement Amount is due to the party receiving payment. Although NDFs are similar to other forward currency contracts, NDFs do not require physical delivery of the Reference Currency on the settlement date. Rather, on the settlement date, one counterparty pays the other a U.S. dollar amount equal to the difference between the NDF Rate and the prevailing market exchange rate. NDFs typically may have terms from one month up to two years and are settled in U.S. dollars. The Fund will typically use NDFs for hedging purposes or for direct investment in a foreign country for income or gain. The use of NDFs for hedging or to increase income or gain may not be successful, resulting in losses to the Fund, and the cost of such strategies may reduce the Fund's returns.

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Options. The Fund may purchase and sell put options and call options on assets and foreign currencies in standardized contracts traded on recognized securities exchanges, boards of trade, or similar entities, or quoted on the NASDAQ National Market System.

An option is a contract that gives the purchaser (holder) of the option, in return for a premium, the right to buy from (call) or sell to (put) the seller (writer) of the option the asset or currency underlying the option at a specified exercise price at any time during the term of the option (normally not exceeding nine months). The writer of an option has the obligation upon exercise of the option to deliver, or pay the value of, the underlying asset or currency upon payment of the exercise price or to pay the exercise price upon delivery of the underlying asset or currency.

By writing a covered call option, the Fund forgoes, in exchange for the premium less the commission ("net premium"), the opportunity to profit during the option period from an increase in the market value of the underlying asset or currency above the exercise price. By writing a put option, the Fund, in exchange for the net premium received, accepts the risk of a decline in the market value of the underlying asset or currency below the exercise price.

The Fund may terminate its obligation as the writer of a call or put option by purchasing an option with the same exercise price and expiration date as the option previously written.

When the Fund writes an option, an amount equal to the net premium received by the Fund is included in the liability section of the Fund's Statement of Assets and Liabilities as a deferred credit. The amount of the deferred credit will be subsequently marked to market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the mean between the closing bid and asked price. If an option expires on its stipulated expiration date or if the Fund enters into a closing purchase transaction, the Fund will realize a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the option was sold), and the deferred credit related to such option will be

Prospectus – Investment Objective, Strategies, and Risks	27

eliminated.

The hours of trading for options may not conform to the hours during which the underlying assets are traded. To the extent that the option markets close before the markets for the underlying assets, significant price and rate movements can take place in the underlying assets markets that cannot be reflected in the option markets. It is impossible to predict the volume of trading that may exist in such options, and there can be no assurance that viable exchange markets will develop or continue.

The Fund may use non-deliverable options ("NDOs") which is a foreign exchange product designed to assist in reducing the foreign exchange risk, in particular situations when physical delivery of the underlying currencies is not required or not possible.

The Fund may write (sell) and purchase covered call and put options on foreign currencies for hedging or non-hedging purposes. The Fund may use options on foreign currencies to protect against decreases in the U.S. dollar value of assets held or increases in the U.S. dollar cost of assets to be acquired by the Fund or to protect the U.S. dollar equivalent of dividends, interest, or other payments on those assets. In addition, the Fund may write and purchase covered call and put options on foreign currencies for non-hedging purposes (e.g., when the Manager or Sub-Advisor anticipates that a foreign currency will appreciate or depreciate in value, but assets denominated in that currency do not present attractive investment opportunities and are not held in the Fund's investment portfolio). The Fund may write covered call and put options on any currency in order to realize greater income than would be realized on portfolio securities alone.

Currency options have characteristics and risks similar to those of securities options, as discussed herein. Certain options on foreign currencies are traded on the OTC market and involve liquidity and credit risks that may not be present in the case of exchange-traded currency options.

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Swap Agreements. A swap is a transaction in which the Fund and a counterparty agree to pay or receive payments at specified dates based upon or calculated by reference to changes in specified prices or rates or the performance of specified securities or indices based on a specified amount (the "notional" amount). Nearly any type of derivative, including forward contracts, can be structured as a swap.

Swap agreements can be structured to provide exposure to a variety of different types of investments or market factors. For example, in a currency swap, U.S. dollar-denominated payments may be exchanged for payments denominated in a foreign currency; and in a total return swap, payments tied to the investment return on a particular asset, group of assets or index may be exchanged for payments that are effectively equivalent to interest payments or for payments tied to the return on another asset, group of assets, or index. Swaps may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself.

Some swaps currently are, and more in the future will be, centrally cleared. Swaps that are centrally-cleared are exposed to the creditworthiness of the clearing organizations (and, consequently, that of their members—generally, banks and broker-dealers) involved in the transaction. For example, an investor could lose margin payments it has deposited with the clearing organization as well as the net amount of gains not yet paid by the clearing organization if it breaches its agreement with the investor or becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization, the investor may be able to recover only a portion of the net amount of gains on its transactions and of the margin owed to it, potentially resulting in losses to the investor.

Swaps that are not centrally cleared involve the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the counterparty or the failure of the counterparty to make required payments or otherwise comply with the terms of the agreement. To mitigate this risk, the Fund will only enter into swap agreements with counterparties considered by the Sub-Advisor to present minimum risk of default, and the Fund normally obtains collateral to secure its exposure. Changing conditions in a particular market, whether or not directly related to the referenced assets that underlie the swap agreement, may have an adverse impact on the creditworthiness of a counterparty.

The centrally cleared and OTC swap agreements into which the Fund enters normally provide for the obligations of the Fund and its counterparty in the event of a default or other early termination to be determined on a net basis. Similarly, periodic payments on a swap transaction that are due by each party on the same day normally are netted. To the extent that a swap agreement is subject to netting, the Fund's cover and asset segregation responsibilities will normally be with respect to the net amount owed by the Fund. However, the Fund may be required to segregate, or otherwise earmark, liquid assets equal to the full notional amount of certain swaps, such as written credit default swaps on physically settled forwards or written options. The amount that the Fund must segregate or earmark may be reduced by the value of any collateral that it has pledged to secure its own obligations under the swap.

The use of swap agreements requires special skills, knowledge and investment techniques that differ from those required for normal portfolio management. Swaps may be considered illiquid investments.

Credit Default Swaps. In a credit default swap, one party (the seller) agrees to make a payment to the other party (the buyer) in the event that a "credit event," such as a default or issuer insolvency, occurs with respect to one or more underlying or "reference" bonds or other debt securities. The Fund may be either a seller or a buyer of credit protection under a credit default swap. The Fund may buy credit protection to attempt to mitigate the risk of default or credit quality deterioration in an individual segment of the fixed income securities market to which it has exposure, or to take a "short" position in individual bonds or market segments which it does not own. The Fund may sell credit protection in an attempt to gain exposure to the credit quality characteristics of particular bonds or market segments without investing directly in those bonds or market segments. Credit default swaps may be on a single security, a basket of securities or a securities index. The seller receives a fee during the life of the swap. If there is a credit event with respect to a referenced debt security, the seller under a credit default swap may be required to pay the buyer the par amount (or a specified percentage of the par amount) of that security in exchange for receiving the referenced security (or a specified alternative security) from the buyer. Alternatively, the credit default swap may be cash settled, meaning that the seller will pay the buyer the difference between the par value and the market value of the defaulted bonds. If the swap is on a basket of securities (such as the CDX indices), the notional amount of the swap is reduced by the par amount of the defaulted bond, and the fixed payments are then made on the reduced notional amount. Taking a long position in (i.e., acting as the seller of the referenced instrument under a credit default swap) decreases exposure to the specific issuers. The risks of being the buyer of credit default swaps include the cost of paying for credit protection if there are no credit events, pricing transparency when assessing the cost of a credit default swap, counterparty risk, and the need to fund any delivery obligation, particularly in the event of adverse pricing when purchasing bonds to satisfy a delivery obligation. Credit default swap buyers are also subject to counterparty risk since the ability of the seller to make required payments is dependent on its creditworthiness.

28	Prospectus – Investment Objective, Strategies, and Risks

Currency Swaps. A currency swap involves the exchange of payments denominated in one currency for payments denominated in another. Payments are based on a notional principal amount, the value of which is fixed in exchange rate terms at the swap's inception.

Interest Rate Swaps. In an interest rate swap, the parties exchange payments based on fixed or floating interest rates multiplied by a hypothetical or "notional" amount. For example, one party might agree to pay the other a specified fixed rate on the notional amount in exchange for recovering a floating rate on that notional amount.

Total Return Swaps. In a total return swap transaction, one party agrees to make periodic payments to the other party in an amount equal to the total return on a defined underlying asset such as a security or basket of securities or on a referenced index during a specified period of time. In return, the other party would make periodic payments based on a fixed or variable interest rate or on the total return from a different underlying asset or index. Total return swap agreements may be used to gain exposure to price changes in an overall market or an asset without owning or taking physical custody of such security or market, including in cases in which there may be disadvantages associated with direct ownership of a particular security. Total return swaps could result in losses if the underlying asset or index does not perform as anticipated. Written total return swaps can have the potential for unlimited losses.

Emerging Markets

The Fund may invest a significant portion of its assets in a particular geographic region or country, including emerging markets. The Fund may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank, International Finance Corporation or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.

Event-Driven Investing

The Fund may invest in companies in expectation of a specific event or catalyst, which may be external (e.g., a macro event impacting relevant markets) or an event that is idiosyncratic to the company (e.g., a Chapter 11 filing). Such event-driven investing requires the investor to make predictions about (i) the likelihood that an event will occur and (ii) the impact such event will have on the value of the Fund's investment in the relevant company. If the event fails to occur or it does not have the effect foreseen, losses can result.

Foreign Securities

The Fund may invest in U.S. dollar-denominated and non-U.S. dollar denominated equity and debt securities of foreign issuers and foreign branches of U.S. banks, including negotiable certificates of deposit ("CDs"), bankers' acceptances, and commercial paper. Foreign issuers are issuers organized and doing business principally outside the United States and include corporations, banks, non-U.S. governments, and quasi-governmental organizations. The Fund also may invest in equity, debt, or other income-producing securities that are denominated in or indexed to foreign currencies, including: (i) common and preferred stocks, (ii) CDs, commercial paper, fixed time deposits, and bankers' acceptances issued by foreign banks, (iii) obligations of other corporations, and (iv) obligations of foreign governments and their subdivisions, agencies, and instrumentalities, international agencies, and supranational entities.

Forward Commitment Transactions

These transactions involve a commitment by the Fund to purchase or sell securities at a future date, typically one to two months after the date of the transaction. These transactions enable the Fund to "lock-in" what the Sub-Advisor believes to be an attractive price or yield on a particular security for a period of time, regardless of future changes in interest rates. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities it owns on a forward commitment basis to limit its exposure to falling prices. In periods of falling interest rates and rising prices, the Fund might purchase a security on a forward commitment basis and sell a similar security to settle such purchase, thereby obtaining the benefit of currently higher yields. If the other party fails to complete the trade, the Fund may lose the opportunity to obtain a favorable price. Forward commitment transactions involve a commitment to purchase or sell securities with payment and delivery to take place at some future date, normally one to two months after the date of the transaction. The payment obligation and interest rate are fixed at the time the buyer enters into the forward commitment. Forward commitment transactions are typically used as a hedge against anticipated changes in interest rates and prices. Forward commitment transactions are executed for existing obligations.

High Yield Securities

Exposure to high yield securities (commonly referred to as "high yield" or ‘‘junk bonds'') generally provides greater income and increased opportunity for capital appreciation than investments in higher-quality securities, but such investing generally involves significantly greater risks of loss of your money than an investment in investment-grade securities. Compared with issuers of investment grade securities, issuers of high yield securities are more likely to encounter financial difficulties and to be materially affected by these difficulties. High yield debt securities may fluctuate more widely in price and yield and may fall in price when the economy is weak or expected to become weak.

The lower rating of certain high-yielding fixed income securities reflects a greater possibility that the financial condition of the issuer or adverse changes in general economic conditions may impair the ability of the issuer to pay income and principal. Changes by credit rating agencies in their ratings of a fixed income security also may affect the value of these investments. However, allocating investments among securities of different issuers could reduce the risks of owning any such securities separately. The prices of these high-yield securities tend to be less sensitive to interest rate changes than investment-grade investments, but more sensitive to adverse economic changes or individual corporate developments.

Illiquid and Restricted Securities

Generally, an illiquid asset is an asset that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Historically, illiquid securities have included securities that have not been registered under the Securities Act, securities that are otherwise not readily marketable, and repurchase agreements having a remaining maturity of longer than seven calendar days. Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. These securities may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. A large institutional market exists for certain securities that are not registered under the Securities Act, including foreign securities and corporate issues. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. However, the fact that there are contractual or legal restrictions on resale of such investments to the general public or to certain institutions may not be indicative of their liquidity.

In recognition of the increased size and liquidity of the institutional market for unregistered securities and the importance of institutional investors in the formation of capital, the SEC adopted Rule 144A under the Securities Act. Rule 144A is designed to facilitate efficient trading among institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by the Fund qualify under Rule 144A and an institutional market develops for those securities, the Fund likely will be able to dispose of the securities without registering them under the

Prospectus – Investment Objective, Strategies, and Risks	29

Securities Act. To the extent that institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could increase the level of the Fund's illiquidity. The Manager or the Sub-Advisor, as applicable, may determine that certain securities qualified for trading under Rule 144A are liquid. Regulation S under the Securities Act permits the sale abroad of securities that are not registered for sale in the United States and includes a provision for U.S. investors, such as the Fund, to purchase such unregistered securities if certain conditions are met.

Securities sold in private placement offerings made in reliance on the "private placement" exemption from registration afforded by Section 4(a)(2) of the Securities Act and resold to qualified institutional buyers under Rule 144A under the Securities Act ("Section 4(a)(2) securities") are restricted as to disposition under the federal securities laws, and generally are sold to institutional investors, such as the Fund, that agree they are purchasing the securities for investment and not with an intention to distribute to the public. Any resale by the purchaser must be pursuant to an exempt transaction and may be accomplished in accordance with Rule 144A. Section 4(a)(2) securities normally are resold to other institutional investors through or with the assistance of the issuer or dealers that make a market in the Section 4(a)(2) securities, thus providing liquidity.

The Manager and the Sub-Advisor will carefully monitor the Fund's investments in Section 4(a)(2) securities offered and sold under Rule 144A, focusing on such important factors, among others, as valuation, liquidity, and availability of information. Investments in Section 4(a)(2) securities could have the effect of reducing the Fund's liquidity to the extent that qualified institutional buyers no longer wish to purchase these restricted securities.

Inflation-Indexed Securities

Inflation-indexed securities (formerly known as "inflation-protected securities") are fixed income instruments structured such that their interest payments and principal amounts are adjusted to keep up with inflation. In periods of deflation when the inflation rate is declining, the principal value of an inflation-indexed security will be adjusted downward. This will result in a decrease in the interest payments thereon. The U.S. Treasury is obligated to repay at least the original principal value at maturity for inflation-indexed securities issued directly by the U.S. Government. However, inflation-indexed securities of other issuers may or may not have the same principal guarantee and may repay an amount less than the original principal value at maturity. Any increase in the principal amount of an inflation-indexed debt security will be considered currently taxable ordinary income, even though the Fund will not receive the principal until maturity.

Infrastructure and Infrastructure-Related Investments

Infrastructure assets provide essential facilities and services supporting economic productivity. These may include, among other asset types, regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports and railway lines), communications assets (including broadcast and wireless towers and satellite networks) and social infrastructure (including schools, hospitals, prisons and courthouses). These assets share certain investment features, including: (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as public equities and fixed income; (ii) inelastic demand for their use as essential assets for a functioning society; (iii) minimal operating risk; and (iv) monopolistic characteristics with high barriers to entry. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees at some level linked to inflation or economic growth. The infrastructure investments can be made through other investment vehicles, separate accounts, co-investments, and/or public companies that invest in and/or operate such assets.

Insurance-Related Investments

The Fund may also invest in asset classes such as the insurance capital markets, which include insurance linked securities, insurance securitizations, catastrophe bonds, life insurance/life annuity combination bonds, structured settlements, insurance reserve financing, mortality/longevity swaps, premium finance loans, and other similar asset-backed securities or instruments.

Investment Grade Securities

Investment grade securities that the Fund may purchase, either as part of its principal investment strategies or to implement its temporary or defensive policy, include securities issued or guaranteed by the U.S. Government, its agencies and instrumentalities, as well as securities rated in one of the four highest rating categories by at least two rating organizations rating that security (such as S&P, Fitch or Moody's) or rated in one of the four highest rating categories by one rating organization if it is the only organization rating that security. The Fund, at the discretion of the Manager or the Sub-Advisor, may retain a security that has been downgraded below the initial investment criteria. Please see "Appendix A—Ratings Definitions" for an explanation of rating categories.

Loan Origination

The Fund may seek to originate loans, including, but not limited to, secured and unsecured notes, senior and second lien loans, mezzanine loans, and other similar investments. The Fund will retain all fees received in connection with originating or structuring the terms of any such investment. The Fund may subsequently offer such investments for sale to third parties, which could include certain other investment funds or separately managed accounts managed by the Manager or Sub-Advisor; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments being over-concentrated in certain borrowers.

Mortgage-Backed Securities

Commercial Mortgage-Backed Securities ("CMBS"). CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real estate property. CMBS are generally multi-class or pass-through securities backed by a mortgage loan or a pool of mortgage loans secured by commercial property, such as industrial and warehouse properties, office buildings, retail space and shopping malls, multifamily properties and cooperative apartments. In a typical CMBS issuance, a number of single mortgage loans of varying size, asset type, and geography are pooled and transferred to a trust. The trust then issues a series of bonds that vary in duration, payment priority, and yield. Then rating agencies assign credit ratings to the various bond classes ranging from investment grade to below investment grade. Once these CMBS are issued and rated, they are then sold to investors based on specified investment profiles (e.g., credit risk, yield, rating, etc.). For the majority of these bonds, each month the interest received from the pooled loans is paid to the investors, through a trustee and master servicer who act as an intermediary between the underlying borrowers and the bond holders. The interest is paid first to the investors holding the highest rated bonds, until all accrued interest on those bonds is paid, then to the holders of the next highest rated bonds, and this continues until all the bond holders are paid in a sequential manner. Principal payments are typically handled the same way.

The administration of the pooled loans are handled by CMBS servicers (primary, master and special), all of whom are required to act in accordance with certain "servicing standards." While the servicing standard may vary, the standard generally requires the servicer to use the same, care, skill and diligence as it uses to service and administer comparable mortgage loans on behalf of third parties or on behalf of itself, whichever is the higher standard. The master and special servicer play the most active role in servicing the underlying loans.

30	Prospectus – Investment Objective, Strategies, and Risks

The master servicer's responsibility is to service the loans in the pool through maturity unless the loan becomes specially serviced (e.g., the borrower has defaulted). The master servicer manages the flow of payments and information and is responsible for the ongoing interaction with the borrowers. The master servicer is responsible for collecting the payments from the borrowers and routine loan administration functions (e.g., escrow disbursements, analyzing underlying property performance, and consent requests). Subject to certain limitations, the master servicer is responsible for making certain monetary advances if a borrower fails to do so; for example, if a borrower has missed an interest payment or failed to pay property taxes, the master servicer is required to advance such payment so long as it deems such advance recoverable.

For as long as a loan has been designated "specially serviced," the administration is transferred to a special servicer who takes over all the master servicer's administrative responsibilities with respect to such loan (other than making advances) in order to maximize recovery on the mortgage on behalf of the bondholders. A loan is usually designated "specially serviced" upon an event of default or if there is a determination that an event of default is imminent. The special servicer has primary responsibility for working out the loan, and if necessary, liquidating or foreclosing on the underlying real estate. The special servicer is generally required to follow the direction of the controlling holder, who is often the holder of the most junior bond.

The commercial mortgage loans that underlie CMBS are generally not amortizing or not fully amortizing. That is, at their maturity date, repayment of the remaining principal balance or "balloon" is due and is repaid through the attainment of an additional loan or sale of the property.

Residential Mortgage-Backed Securities ("RMBS"). The Fund may invest certain of its assets in RMBS and become holders of RMBS. Such loans may be prepaid at any time. Residential mortgage loans are obligations of the borrowers thereunder only and are not typically insured or guaranteed by any other person or entity, although such loans may be securitized and the securities issued in such securitization may be guaranteed or credit enhanced. The rate of defaults and losses on residential mortgage loans will be affected by a number of factors, including general economic conditions and those in the area where the related mortgaged property is located, the terms of the mortgage loan, the borrower's equity in the mortgaged property and the financial circumstances of the borrower.

Each underlying residential mortgage loan in an issue of RMBS may have a balloon payment due on its maturity date. Balloon residential mortgage loans involve a greater risk to a lender than self-amortizing loans, because the ability of a borrower to pay such amount will normally depend on its ability to obtain refinancing of the related mortgage loan or sell the related mortgaged property at a price sufficient to permit the borrower to make the balloon payment, which will depend on a number of factors prevailing at the time such refinancing or sale is required, including the strength of the residential real estate markets, tax laws, the financial situation and operating history of the underlying property, interest rates and general economic conditions. If the borrower is unable to make such balloon payment, the related issue of RMBS may experience losses.

Prepayments on the underlying residential mortgage loans in an issue of RMBS are influenced by the prepayment provisions of the related mortgage notes and may also be affected by a variety of economic, geographic and other factors, including the difference between the interest rates on the underlying residential mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. In general, if prevailing interest rates fall significantly below the interest rates on the related residential mortgage loans, the rate of prepayment on the underlying residential mortgage loans would be expected to increase. Conversely, if prevailing interest rates rise to a level significantly above the interest rates on the related mortgages, the rate of prepayment would be expected to decrease. Prepayments could reduce the yield received on the related issue of RMBS.

RMBS may have structural characteristics that distinguish them from other asset-backed securities. The rate of interest payable on RMBS may be set or effectively capped at the weighted average net coupon of the underlying mortgage loans themselves. As a result of this cap, the return to investors is dependent on the relative timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest.

It is not expected that the RMBS will be guaranteed or insured by any governmental agency or instrumentality or by any other person, although the Fund will be permitted to invest in direct obligations of, or that are fully guaranteed as to principal and interest by, the United States or certain instrumentalities thereof. Distributions on RMBS will depend solely upon the amount and timing of payments and other collections on the related underlying mortgage loans.

Privately Issued Mortgage-Related Securities. The Fund may invest in privately issued mortgage-related securities, where commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets the Fund's investment quality standards. There can be no assurance that insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. Securities issued by certain private organizations may not be readily marketable.

Real Estate Related Investments

The Fund may gain exposure to the real estate sector by investing in real estate-linked derivatives, and common, preferred and convertible securities of issuers in real estate-related industries.

Separately Traded Registered Interest and Principal Securities ("STRIPS") and Zero Coupon Obligations

STRIPS and zero-coupon securities are debt obligations that do not make regular interest payments. Instead, they are issued and traded at a discount from their face amount or par value (known as "original issue discount" or "OID") and do not entitle the holder to any periodic payment of interest prior to maturity or specify a future date when the securities begin to pay current interest. The Fund will take into account as income a portion of the difference between these obligations' purchase prices and their face values. Because they do not pay coupon income, the prices of STRIPS and zero coupon obligations can be very volatile when interest rates change. STRIPS are zero-coupon bonds issued by the U.S. Treasury.

Structured Products

The Fund may invest in securities backed by, or representing interests in, certain underlying instruments ("structured products"). The terms of the instrument may be determined or structured by the purchaser and the issuer of the instrument. The performance of structured products will be affected by a variety of factors, including its priority in the capital structure of the issuer, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

Prospectus – Investment Objective, Strategies, and Risks	31

Unrated Securities

The Fund may also invest in unrated debt securities. Unrated debt, while not necessarily lower in quality than rated securities, may not have as broad of a market. Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their bonds. The creditworthiness of the issuer, as well as any financial institution or other party responsible for payments on the security, will be analyzed to determine whether to purchase unrated bonds.

Variable or Floating Rate Obligations

The coupon on certain fixed income securities in which the Fund may invest is not fixed and may fluctuate based upon changes in market rates. The coupon on a floating rate security is generally based on an interest rate such as a money market index, LIBOR or a Treasury bill rate. A variable rate obligation has an interest rate which is adjusted at predesignated periods in response to changes in the market rate of interest on which the interest rate is based. Variable and floating rate obligations are less effective than fixed rate obligations at locking in a particular yield and may be subject to credit risk. Nevertheless, such obligations may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation, or for other reasons.

As short-term interest rates decline, the coupons on floating rate securities typically should decrease. Alternatively, during periods of increasing interest rates, changes in the coupons of floating rate securities may lag behind changes in market rates or may have limits on the maximum increases in the coupon rates. The value of floating rate securities may decline if their coupons do not rise as much, or as quickly, as interest rates in general. Floating rate securities will not generally increase in value if interest rates decline.

Yankee Dollar Obligations

Yankee Dollar obligations are U.S. dollar obligations issued inside the United States by foreign entities.

Risk Considerations

The following section provides information regarding the Fund's principal risk factors in light of its principal investment strategies. The principal risks of investing in the Fund listed below are presented in alphabetical order, and not in the order of importance or potential exposure, to facilitate your ability to find particular risks and compare them with the risks of other funds. Each risk summarized below is considered a "principal risk" of investing in the Fund, regardless of the order in which it appears. Additional information regarding risks of the Fund is available in the Fund's SAI.

Allocation Risk
The Fund's investment performance depends upon how its assets are allocated and reallocated. The Fund may make less than optimal or poor asset allocation decisions. The Sub-Advisor employs an active approach to allocation among multiple credit sectors, but there can be no assurance, particularly during periods of market disruption and stress, that such allocation techniques will be correct or produce the desired results. It is possible that the Sub-Advisor may focus on an investment that performs poorly or underperforms other investments under various market conditions. Some broad asset categories and sub-classes may perform below expectations or the securities markets generally over short and extended periods. This risk can be increased by the use of derivatives to increase allocations to various market exposures because derivatives can create investment leverage, which would magnify the impact to the Fund of its investment in any underperforming market exposure. You could lose money on your investment in the Fund as a result of these allocation decisions.

Asset-Backed and Mortgage Related Securities Risk
Investments in asset-backed and mortgage related securities are subject to market risks for fixed-income securities which include, but are not limited to, interest rate risk, prepayment risk and extension risk. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed and asset-backed securities. If interest rates fall, the rate of prepayments tends to increase as borrowers are motivated to pay off debt and refinance at new lower rates. When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield or fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss and/or a decrease in the amount of dividends and yield. Because prepayments increase when interest rates fall, the prices of mortgage-backed and asset-backed securities do not increase as much as other fixed income securities when interest rates fall. When interest rates rise, borrowers are less likely to prepay their mortgage and other loans. A decreased rate of prepayments lengthens the expected maturity of mortgage-backed and asset-backed securities. Therefore, the prices of mortgage-backed and asset-backed securities may decrease more than prices of other fixed income securities when interest rates rise. Rising interest rates tend to extend the duration of these securities, making them more sensitive to changes in interest rates. Rising interest rates also may increase the risk of default by borrowers. As a result, in a period of rising interest rates, the Fund that holds these types of securities may experience additional volatility and losses. A decline in the credit quality of and defaults by the issuers of asset-backed and mortgage related securities or instability in the markets for such securities may affect the value and liquidity of such securities, which could result in losses to the Fund. In addition, certain asset-backed and mortgage related securities may include securities backed by pools of loans made to "subprime" borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages.

Asset-backed and mortgage related securities are also subject to risks associated with their structure and the nature of the assets underlying the security and the servicing of those assets. Payment of interest and repayment of principal on asset-backed securities is largely dependent upon the cash flows generated by the assets backing the securities and, in certain cases, supported by letters of credit, surety bonds or other credit enhancements. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or misappropriation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. In addition, due to their often complicated structures, various asset-backed securities may be difficult to value and may constitute illiquid investments. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

Assignment and Participation Risk
To the extent the Fund invests in CLOs collateralized by loans and/or acquires exposure to loans through loan assignments, the Fund will be subject to the risks of investing in loan assignments and participations. With assignments, the purchaser typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation. However, the purchaser's rights may differ from, and be more restricted than, those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. If the Fund purchases assignments from lenders, the Fund will acquire direct rights against the borrower on the loan.

By contrast, participations typically result in contractual relationships only with the institution participating out the interest, not with the borrower. The purchaser of a participation may have less control over the exercise of remedies than the party selling the participation interest, generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, and may not directly benefit from any collateral supporting the obligation in which it has purchased the participation. In addition, in the event of the insolvency of the selling institution, the purchaser of a participation may be treated as a general creditor of such selling institution, and may not have any exclusive or senior claim with respect to the selling institution's interest in, or the collateral

32	Prospectus – Investment Objective, Strategies, and Risks

with respect to, the applicable loan. Thus, the purchaser of a participation will be exposed to the credit risk of both the borrower and the institution selling the participation. As a participant, the purchaser of a participation would be subject to the risk that the party selling the participation interest may be unwilling or unable to demand and receive payments from the borrower in respect of the loan, would not remit the purchaser's pro rata share of loan payments to the purchaser, or would otherwise be unable or unwilling to perform its administrative obligations. It may be difficult for the purchaser of a participation to obtain an accurate picture of a lending institution's financial condition. Certain loan participations may be structured in a manner designed to prevent the purchasers of participations from being subject to the credit risk of the institution selling the participation, but even under such a structure, in the event of the institution's insolvency, the servicing of the participation may be delayed, and the assignability of the participation impaired.

Availability of Investment Opportunities; Competition
The activity of identifying, completing and realizing the types of investment opportunities targeted by the Sub-Advisor for the Fund is highly competitive and involves a significant degree of uncertainty. The Fund competes for investment opportunities with other investment companies and private investment vehicles, as well as the public debt markets, individuals and financial institutions, including investment banks, commercial banks and insurance companies, business development companies, strategic industry acquirers, hedge funds and other institutional investors, investing directly or through affiliates. Over the past several years, a number of such investment vehicles have been formed (and many such existing entities have grown in size). Additional entities with a similar investment objective may be formed in the future by other unrelated parties. It is possible that competition for appropriate investment opportunities may increase, thus reducing the number of opportunities available to the Fund. Such supply-side competition may adversely affect the terms upon which investments can be made by the Fund. Moreover, transaction sponsors unaffiliated with the Fund or the Manager or Sub-Advisor may be reluctant to present investment opportunities to the Fund because of its affiliation with the Manager or Sub-Advisor and its lack of affiliation with the transaction sponsor.  There can be no assurance that the Sub-Advisor will be able to locate and complete investments which satisfy the Fund's investment objective or to realize upon their values.

Bank Loan Risk
A bank loan is a debt financing obligation issued by a bank or other financial institution to a borrower that generally holds legal claim to the borrower's assets. Bank loans are fixed and floating rate loans arranged through private negotiations between a company or a non-U.S. government and one or more financial institutions (lenders). The Fund's investments in bank loans may create substantial risk. The Fund may acquire bank loans directly through the lending agent or as an assignment from another lender who holds a direct interest in the loan. To the extent the Fund invests in bank loans, it is exposed to additional risks beyond those normally associated with more traditional debt securities. The Fund's ability to receive payments or principal and interest in connection with a bank loan will depend primarily on the financial condition of the borrower, and whether or not a loan is secured by collateral, although there is no assurance that the collateral securing the loans will be sufficient to satisfy the loan obligation. The market for bank loans may not be highly liquid, and the Fund may have difficulty selling them.

Bank loans are typically issued in the form of first lien and/or second lien loans, with first liens representing the senior security in the capital structure. Second lien debt will be structured as junior, secured debt, including second priority loans on an issuer's assets. This debt typically provides for moderate loan amortization in the initial years, with the majority of the amortization deferred until maturity. First and second liens may also include senior and subordinated securities within each type of lien. Additionally, although many bank loans are secured by the assets of the borrowing entity as collateral, some loans are not secured. For more information, please see "Risk Considerations—Senior, Mezzanine and Subordinated Obligation Risk" and "Risk Considerations—Secured, Partially Secured and Unsecured Obligation Risk."

Unlike publicly traded common stocks which trade on national exchanges, there is no central place or exchange for bank loans to trade. Bank loans trade in an over-the-counter market ("OTC"), and confirmation and settlement, which are effected through standardized procedures and documentation, may take significantly longer than traditional fixed-income security transactions to complete. Transactions in bank loans may settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period after the sale. As a result, those proceeds will not be available to make additional investments.  The secondary market for loans also may be subject to irregular trading activity and wider bid/ask spreads. The lack of an active trading market for certain bank loans may impair the ability of the Fund to sell its holdings at a time when it may otherwise be desirable to do so or may require the Fund to sell at prices that are less than what the Fund regards as their fair market value, which would cause a material decline in the Fund's NAV per share and may make it difficult to value such loans. Restrictions on transfers in loan agreements, a lack of publicly available information and other factors may make bank loans more difficult to sell at an advantageous time or price than other types of securities or instruments.  There may be less readily available information about bank loans.  See "Risk Considerations—Risk of Investing in Certain Debt Obligations."

An increase in demand for bank loans may benefit the Fund by providing increased liquidity and higher sales prices, but it may adversely affect the rate of interest payable on new loans issued in the market and the rights provided to investors on those loans. A decrease in the demand for loans may adversely affect the price of loans in the Fund's portfolio, which could cause the Fund's NAV to decline and reduce the liquidity of the Fund's holdings.

Interests in secured bank loans have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. There is a risk that the value of any collateral securing a bank loan in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the loan. In the event the borrower defaults, the Fund's access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. Further, in the event of a default, second lien secured loans will generally be paid only if the value of the collateral exceeds the amount of the borrower's obligations to the first lien secured lenders, and the remaining collateral may not be sufficient to cover the full amount owed on the loan in which the Fund has an interest. In addition, if a secured loan is foreclosed, the Fund, as a creditor, would likely bear its pro rata costs and liabilities associated with owning and disposing of the collateral. The collateral may be difficult to sell and the Fund would bear the risk that the collateral may decline in value while the Fund is holding it. See additional discussion in "Risk Considerations—Secured, Partially Secured and Unsecured Obligation Risk."

Special risks associated with exposures to bank loans include: (i) the possible invalidation of an investment transaction as a fraudulent conveyance under relevant creditors' rights laws, (ii) so-called lender-liability claims by the issuer of the obligations (see "Risk Considerations—Lender Liability and Equitable Subordination Risk"), and (iii) environmental liabilities that may arise with respect to collateral securing the obligations. Successful claims in respect of such matters may reduce the cash flow and/or market value of the investment. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund as holder of a partial interest in a loan could be held liable as co-lender for acts of the agent lender. Lender liability is based on the premise that an institutional lender or a bondholder has violated a duty of good faith, commercial reasonableness and fair dealing owed to the borrower or issuer, and thus could apply to the Fund's investments in bank loans whether or not the borrower is an obligor of the Fund. See "Risk Considerations—Lender Liability and Equitable Subordination Risk."

Bank loans typically have coupons that float above, or are adjusted periodically based on, a benchmark that reflects current interest rates, such as the London Interbank Offered Rate (or "LIBOR"). See "Risk Considerations—Variable Rate and Floating Rate Obligation Risk—and LIBOR Risk." Substantial increases in interest rates may cause an increase in loan defaults as borrowers may lack resources to meet higher debt service requirements. Decreases in interest rates will typically cause the coupons on the bank loans to decrease, thereby reducing the income available to investors in the Fund. The bank loans in which the Fund

Prospectus – Investment Objective, Strategies, and Risks	33

may invest typically include a "LIBOR floor rate" (generally 1.00%) under which the benchmark interest rate will not decline. The Fund may invest in bank loans with call features, which typically are callable at their original par value. See "Risk Considerations—Callable Securities Risk."

The Fund may invest in both investment-grade and high yield loans. It is anticipated that many of the loans purchased by the Fund may be non-performing and possibly in default. Furthermore, the obligor and/or relevant guarantor may also be in bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments with respect to the loans. Such loans may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, an extension of the term, a substantial reduction in the interest rate, or refinancing a substantial write-down of the principal of such loan and other concessions which would adversely affect the returns realized by the Fund with respect thereto. Although the Sub-Advisor will attempt to manage these risks, there can be no assurance that the Fund's investments will increase in value or that the Fund will not incur significant losses. Investors should be prepared to lose all or substantially all of their investment in the Fund.

"Best-Efforts" Offering Risk
This offering is being made on a best efforts basis, whereby the Distributor is only required to use its best efforts to sell the Shares and has no firm commitment or obligation to purchase any of the Shares. To the extent that fewer Shares are subscribed for than the Fund considers ideal for the implementation of its strategies, the opportunity for the allocation of the Fund's investments among various issuers and industries may be decreased, and the returns achieved on those investments may be reduced as a result of allocating all of the Fund's expenses over a smaller capital base.

Borrowing Risk
The Fund may borrow, for example, to retain liquid assets throughout the Share repurchase period in compliance with Rule 23c-3 under the Investment Company Act, or for investment purposes (i.e., to purchase additional portfolio securities). The Fund's borrowings, which may be in the form of a credit facility, may be on a secured or unsecured basis and at fixed or variable rates of interest. The Fund's ability to borrow is dependent upon its ability to establish and maintain an appropriate credit facility. The Fund's investment portfolio may limit the number of lenders willing to enter into a borrowing arrangement with the Fund, potentially resulting in higher borrowing costs to the Fund or less favorable terms under the arrangement because such securities are higher risk instruments. As a result, the Fund may be required to modify its investment program in order to meet the terms of any borrowing arrangement. If so, the Fund may not meet its investment objective. Borrowing also will cost the Fund interest expenses and other fees. The cost of borrowing may reduce the Fund's return. In addition to any more stringent terms imposed by a lender, the Investment Company Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings. This would allow the Fund to borrow for such purposes an amount equal to as much as 33¹/3% of the value of its total assets (reduced by liabilities and indebtedness except for indebtedness representing senior securities), which is 50% of the value of the Fund's net assets. The Fund will borrow only if the value of the Fund's assets, including borrowings, is equal to at least 300% of all borrowings, including the proposed borrowing. See "Risk Considerations—Leverage Risk" for additional discussion of the risks associated with borrowings.

Callable Securities Risk
The Fund may invest in fixed-income securities with call features. A call feature allows the issuer of the security to redeem or call the security prior to its stated maturity date. In periods of falling interest rates, issuers may be more likely to call in securities that are paying higher coupon rates than prevailing interest rates. Issuers may also call outstanding securities prior to their maturity for a number of other reasons (e.g., changes in credit spreads and improvements in the issuer's credit quality). In the event of a call, the Fund would lose the income that would have been earned to maturity on that security, and the proceeds received by the Fund may be invested in securities paying lower coupon rates and the Fund may not benefit from any increase in value that might otherwise result from declining interest rates. Thus, the Fund's income could be reduced as a result of a call. In addition, the market value of a callable security may decrease if it is perceived by the market as likely to be called, which could have a negative impact on the Fund's total return. To the extent that the Fund purchases the relevant investment at a premium, prepayments may result in a loss to the extent of the premium paid. If the Fund buys such investments at a discount, both scheduled payments and unscheduled prepayments will increase current and total returns, and unscheduled prepayments will also accelerate the recognition of income, which may be taxable as ordinary income when distributed to Shareholders. Interest-only and principal-only securities are especially sensitive to interest rate changes, which can affect not only the prices but can also change the income flows and repayment assumptions about those investments.

Closed-End Structure Risk
The Fund is a non-diversified, closed-end management investment company structured as an "interval fund" and designed primarily for long-term investors. The Fund is not intended to be a typical traded investment. There is no secondary market for the Shares, and the Fund expects that no secondary market will develop. An investor should not invest in the Fund if the investor needs a liquid investment. Closed-end funds differ from open-end management investment companies, commonly known as "mutual funds," in that investors in a closed-end fund do not have the right to redeem their shares on a daily basis at a price based on NAV per share. The Fund, as a fundamental policy, makes quarterly offers to repurchase at least 5%, and up to 25%, of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. However, the number of Shares tendered in connection with a repurchase offer may exceed the number of Shares the Fund has offered to repurchase, in which case not all of your Shares tendered in that offer will be repurchased.  Hence, you may not be able to sell your Shares when and/or in the amount that you desire.

Collateralized Debt Obligations ("CDOs") Risk
In addition to the typical risks associated with fixed-income securities and asset-backed securities discussed in this Prospectus (e.g., interest rate risk and credit risk), CDOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments on the CDO; (ii) the risk that the collateral may default or decline in value or be downgraded, if rated by a nationally recognized statistical rating organization; (iii) the Fund may invest in tranches of CDOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; (v) the investment return achieved by the Fund could be significantly different than those predicted by financial models; (vi) the lack of a readily available secondary market for CDOs; (vii) the risk of forced "fire sale" liquidation due to technical defaults such as coverage test failures; and (viii) the CDO's manager may perform poorly. In addition, investments in CDOs may be characterized by the Fund as illiquid securities.

Since they are partially protected from defaults, senior tranches of a CDO typically have higher ratings and lower yields than their underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO or other CDO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults, as well as aversion to CLO or other CDO securities as a class. The risks of an investment in a CLO or other CDO depend largely on the type of the collateral securities and the class of the instrument in which the Fund invests.

In addition, CDOs typically are privately offered and sold and, thus, are not registered under the securities laws. As a result, investments in CDOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CDOs, allowing them to qualify for Rule 144A transactions.

Collateralized Loan Obligations ("CLOs") Risk
The risks of an investment in a CLO depend largely on the type of the collateral securities and the class, or tranche, of the instrument in which the Fund

34	Prospectus – Investment Objective, Strategies, and Risks

invests. The Fund typically invests in CLOs collateralized by loans. Therefore, the CLOs in which the Fund invests will be subject to Bank Loan Risk, Assignment and Participation Risk, Secured, Partially Secured and Unsecured Obligation Risk, and Senior, Mezzanine and Subordinated Obligation Risk. In addition, CLOs normally are privately offered and sold and, thus, are not registered under the securities laws. As a result, investments in CLOs may be characterized by the Fund as illiquid securities. However, an active dealer market may exist for CLOs, allowing them to qualify for Rule 144A transactions. In addition to the normal risks associated with fixed income securities discussed in this Prospectus (e.g., interest rate risk and credit risk), CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments on the CLO; (ii) the quality of the collateral may decline in value or default; (iii) the risk that the Fund may invest in tranches of CLOs that are subordinate to other tranches thereof; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results. The use of CLOs may result in losses to the Fund.

CLO equity, mezzanine and other junior tranches that the Fund may acquire are subordinated to more senior tranches of CLO debt. Subordinated tranches are subject to increased risks of default relative to the holders of senior and superior-priority interests in the same CLO. The Fund may be in a first loss or subordinated position with respect to realized losses on the assets of the CLOs in which it invests. In addition, at the time of issuance, CLO equity securities are typically under-collateralized in that the liabilities of a CLO at inception exceed its total assets. The Fund may recognize "phantom" taxable income from its investments in the subordinated tranches of CLOs.

Between the closing date and the effective date of a CLO, the CLO collateral manager will generally expect to purchase additional collateral obligations for the CLO. During this period, the price and availability of these collateral obligations may be adversely affected by a number of market factors, including price volatility and availability of investments suitable for the CLO, which could hamper the ability of the collateral manager to acquire a portfolio of collateral obligations that will satisfy specified concentration limitations and allow the CLO to reach the initial par amount of collateral prior to the effective date. An inability or delay in reaching the target initial par amount of collateral may adversely affect the timing and amount of interest or principal payments received by the holders of the CLO debt securities and distributions of the CLO on equity tranches and could result in early redemptions which may cause CLO debt and equity investors to receive less than face value of their investment.

The failure by a CLO in which the Fund invests to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in the CLO's payments to the Fund. In the event that a CLO fails certain tests, holders of CLO senior debt may be entitled to additional payments that would, in turn, reduce the payments the subordinated tranches would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulted CLO or any other investment the Fund may make. If any of these occur, it could adversely affect the Fund's operating results or cash flows.

Confidential Information Access Risk
In managing the Fund or other client assets, the Manager or Sub-Advisor may be in possession of material non-public information about the issuers of certain investments, including, without limit, loans, high yield bonds and related investments being considered for acquisition by the Fund or held in the Fund's portfolio. For example, an issuer of privately placed loans considered by the Fund may offer to provide the Manager or Sub-Advisor with financial information and related documentation regarding the issuer that is not publicly available. Because of prohibitions on trading in securities of issuers while in possession of such information, the Fund might be unable, potentially for a substantial period of time, to enter into a transaction in a security of that issuer when it would otherwise be advantageous to do so.  In such circumstances, the Fund may be disadvantaged in comparison to other investors, including with respect to the price the Fund pays or receives when it buys or sells an investment.  Pursuant to applicable policies and procedures, the Manager or Sub-Advisor may, but is not required to, seek to avoid receipt of confidential information from the issuer so as to avoid possible restrictions on its ability to purchase and sell investments on behalf of the Fund. Further, the Manager's or Sub-Advisor's and the Fund's abilities to assess the desirability of proposed consents, waivers or amendments with respect to certain investments may be compromised if they are not privy to available confidential information. The Manager or Sub-Advisor may also determine to receive such confidential information in certain circumstances under its applicable policies and procedures.

Conflicts of Interest Risk
The Manager and/or Sub-Advisor may provide investment management services to other funds and accounts, including separate accounts and unregistered funds that follow an investment program similar to that of the Fund and/or have a fee structure distinct from that of the Fund. Subject to the requirements of the Investment Company Act, the Manager and/or Sub-Advisor intend to engage in such activities and may receive compensation from third parties for its services. Other than potential conflicts between investment strategies, the side-by-side management of both the Fund and other accounts may raise potential conflicts of interest due to the interest held by the Manager and/or the Sub-Advisor or one of their affiliates in an account and certain trading practices used by the portfolio managers (e.g., cross trades between the Fund and another account and allocation of aggregated trades). The results of the Fund's investment activities may differ from those of the Fund's affiliates, or another account managed by the Fund's affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the Fund's affiliates and/or other accounts achieve profits on their trading for proprietary or other accounts. The Manager and/or Sub-Advisor have developed policies and procedures reasonably designed to mitigate these conflicts. Because the management fee received by the Manager and the sub-advisory fee received by the Sub-Advisor are based on the average daily managed assets of the Fund (which include any assets attributable to leverage), the Manager and Sub-Advisor have a financial incentive to cause the Fund to use leverage. This may create a conflict of interest between the Manager and Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

Allocation of Investment Opportunities. Apollo may provide investment management services to other Apollo Clients (as defined below) and Apollo Global and/or such Apollo Clients may have one or more investment strategies that overlap or conflict with those of the Fund. The employment by Apollo of conflicting strategies for other Apollo Clients may adversely affect the prices and availability of the securities and other assets in which the Fund invests. If participation in specific investment opportunities is appropriate for both the Fund and one or more other Apollo Clients participation in such opportunities will be allocated pursuant to Apollo's allocation policies and procedures. There can be no assurance, however, that the application of such policies will result in the allocation of a specific investment opportunity to the Fund or that the Fund will participate in all investment opportunities falling within its investment objective. Such considerations may result in allocations of certain investments among the Fund and other Apollo Clients on other than a pari passu basis.

"Apollo Client" means any: (i) investment fund, partnership, limited liability company, corporation or similar collective investment vehicle, (ii) client or the assets or investments for the account of any client, and/or (iii) separate account for which, in each case, Apollo Global or one or more of its affiliates acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity.

 The following list of potential conflicts of interest does not purport to be a complete enumeration of the conflicts attendant to an investment in the Fund. Additional conflicts may exist that are not presently known to the Fund, the Sub-Advisor or their respective affiliates or are deemed by them to be immaterial. In addition, as the investment program of the Fund develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts of interest.

The employees of the Sub-Advisor serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund and of other Apollo Global-advised funds. As a result, they may have obligations to investors in those entities, the fulfilment of which might not

Prospectus – Investment Objective, Strategies, and Risks	35

be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objective between the Fund and the other Apollo Global-advised funds, such other Apollo Global sponsored funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by those Apollo affiliates or the Sub-Advisor), have and may from time to time have overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the other Apollo Global-advised funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Sub-Advisor and its management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Apollo Global funds.

The Sub-Advisor and/or its affiliates and Portfolio Managers may determine that an investment is appropriate both for the Fund and for one or more other funds or accounts. In such event, depending on the availability of such investment and other appropriate factors, the Sub-Advisor may determine that the Fund should invest on a side-by-side basis with one or more other funds. The Fund may make all such investments subject to compliance with applicable laws and regulations and interpretations thereof by the SEC and its staff. In certain circumstances, negotiated co-investments may be made only if the Fund has received an exemptive order from the SEC permitting such investment. There can be no assurance that any such exemptive order will be sought or obtained.

In the event investment opportunities are allocated among the Fund and the other Apollo Global-advised funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although Apollo endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that the Fund may not be given the opportunity to participate in certain investments made by the other Apollo Global-advised funds or portfolio managers affiliated with the Sub-Advisor. Furthermore, the Fund and the other Apollo Global-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities purchased or sold by Apollo Global for the Fund and the other Apollo Global-advised funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that the other Apollo Global-advised funds may make investments in the same or similar securities at different times and on different terms than the Fund. From time to time, the Fund and the other Apollo Global-advised funds may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Apollo Global-advised funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Apollo Global-advised funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) the other Apollo Global-advised funds.

The results of the Fund's investment activities may differ significantly from the results achieved by the other Apollo Global-advised funds. It is possible that one or more Apollo Global-advised funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more Apollo Global-advised funds achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Sub-Advisor affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.

The Sub-Advisor, its affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund's investments may be negatively impacted by the activities of the Sub-Advisor and its affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

The Sub-Advisor may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party's interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Sub-Advisor or its affiliates. One or more affiliates may also create, write or issue derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Sub-Advisor affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

Subject to applicable law, one or more affiliates of the Sub-Advisor may act as broker, dealer, agent, lender or advisor or in other commercial capacities for the Fund. It is anticipated that the commissions, mark-ups, mark-downs, financial advisory fees, underwriting and placement fees, sales fees, financing and commitment fees, brokerage fees, other fees, compensation or profits, rates, terms and conditions charged by an affiliate will be in its view commercially reasonable, although each affiliate, including its sales personnel, will have an interest in obtaining fees and other amounts that are favorable to the affiliate and such sales personnel. Subject to applicable law, affiliates of the Sub-Advisor (and their personnel) will be entitled to retain fees and other amounts that they receive in connection with their service to the Fund as broker, dealer, agent, lender, advisor or in other commercial capacities, and no fees or other compensation payable by the Fund or Shareholders will be reduced by reason of receipt by an affiliate of any such fees or other amounts. When an affiliate acts as broker, dealer, agent, adviser or in other commercial capacities in relation to the Fund, the affiliate may take commercial steps in its own interests, which may have an adverse effect on the Fund.

The Sub-Advisor may select brokers (including, without limitation, affiliates of the Sub-Advisor) that furnish the Sub-Advisor directly or through correspondent relationships, with research or other appropriate services that provide, in the Sub-Advisor's view, appropriate assistance to the Sub-Advisor in the investment decision-making process (including with respect to futures, fixed-price offerings and OTC transactions). Such research or other services may include, to the extent permitted by law, research reports on companies, industries and securities; economic and financial data; financial publications; proxy analysis; and other services and products. Research or other services obtained in this manner may be used in servicing any or all of the Apollo Global-advised funds and other client accounts, including in connection with client accounts other than those that pay commissions to the broker relating to the research or other service arrangements. Such products and services may disproportionately benefit other client accounts relative to the Fund based on the amount of brokerage commissions paid by the Fund and such other client accounts. For example, research or other services that are paid for through one client's commissions may not be used in managing that client's account. In addition, other client accounts may receive the benefit, including disproportionate benefits, of economies of scale or price discounts in connection with products and services that may be provided to the Fund and to such other client accounts. The Sub-Advisor may receive research that is bundled with the trade execution, clearing, and/or settlement services provided by a particular broker-dealer. To the extent that the Sub-Advisor receives research on this basis, many of the same conflicts related to traditional soft dollars may

36	Prospectus – Investment Objective, Strategies, and Risks

exist. For example, the research effectively will be paid by client commissions that also will be used to pay for the execution, clearing, and settlement services provided by the broker-dealer and will not be paid by the Sub-Advisor.

The Fund will be required to establish business relationships with its counterparties based on the Fund's own credit standing. Neither the Sub-Advisor nor any of its affiliates will have any obligation to allow its credit to be used in connection with the Fund's establishment of its business relationships, nor is it expected that the Fund's counterparties will rely on the credit of the Sub-Advisor or its affiliates in evaluating the Fund's creditworthiness.

The Sub-Advisor is paid a fee based on a percentage of the Fund's managed assets. The Sub-Advisor may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets of the Fund and, accordingly, the fees received by the Sub-Advisor. Certain other Apollo Global-advised funds pay the Sub-Advisor or its affiliates performance-based compensation, which could create an incentive for the Sub-Advisor or affiliate to favor such investment fund or account over the Fund.

There are no information barriers among the Sub-Advisor and certain of its affiliates. If the Sub-Advisor or its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, the Fund may be prevented from investing, or liquidating an investment, in such company. This risk may affect the Fund more than it does other investment vehicles, as the Sub-Advisor generally does not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. The Sub-Advisor's decision not to implement these barriers could prevent its investment professionals from undertaking certain transactions such as advantageous investments or dispositions that would be permissible for them otherwise. In addition, the Sub-Advisor could in the future decide to establish information barriers, particularly as its business expands and diversifies.

The Sub-Advisor has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Sub-Advisor believes such voting decisions to be in accordance with its fiduciary obligations.

Convertible Securities Risk.
The value of a convertible security is influenced by both the yield of non-convertible securities of comparable issuers and by the value of the underlying common stock. The investment value of a convertible is based on its yield and tends to decline as interest rates increase. The conversion value of a convertible is the market value that would be received if the convertible were converted to its underlying common stock. The conversion value typically increases or decreases with the price of the underlying common stock. When conversion value is substantially below investment value, the convertible's price tends to be influenced more by its yield, so changes in the price of the underlying common stock may not have as much of an impact. Conversely, the convertible's price tends to be influenced more by the price of the underlying common stock when conversion value is comparable to or exceeds investment value. Convertible securities may be subject to market risk, credit risk and interest rate risk.

Corporate Debt Securities Risk
The market value of fixed-rate corporate debt securities generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term corporate debt securities normally fluctuates more in response to changes in interest rates than does the value of shorter-term corporate debt securities. The market value of a corporate debt security also may be affected by factors directly relating to the issuer, such as investors' perceptions of the creditworthiness of the issuer, the issuer's financial performance, perceptions of the issuer in the market place, performance of management of the issuer, the issuer's capital structure and use of financial leverage and demand for the issuer's goods and services. There is a risk that the issuers of corporate debt securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund may invest in below investment grade corporate bonds, often referred to as "high yield" or "junk" bonds. High yield corporate bonds are often high risk and have speculative characteristics. High yield corporate bonds may be particularly susceptible to adverse issuer-specific developments. High yield corporate bonds are subject to the risks described under "Risk Considerations—High Yield Securities Risk." In addition, certain corporate debt securities may be highly customized and, as a result, may be subject to liquidity and valuation/pricing transparency risks, among others.

Counterparty Risk
The Fund is subject to credit risk with respect to the counterparties to the derivative contracts and other instruments entered into by the Fund. In the event that the Fund enters into a derivative transaction with a counterparty that subsequently becomes insolvent or becomes the subject of a bankruptcy case, the derivative transaction may be terminated in accordance with its terms and the Fund's ability to realize its rights under the derivative instrument and its ability to distribute the proceeds could be adversely affected. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery (including recovery of any collateral it has provided to the counterparty) in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy, or other analogous proceeding. In addition, in the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value in the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty and will not have any claim with respect to any underlying security or asset. The Fund may be subject to the risk of loss of Fund assets on deposit or being settled or cleared with a broker in the event of the broker's bankruptcy, the bankruptcy of any clearing broker through which the broker executes and clears transactions on behalf of the Fund, the bankruptcy of an exchange clearing house or the bankruptcy of any other counterparty. Certain counterparties may have general custody of, or title to, the Fund's assets (including, without limitation, the custodian). The Fund may obtain only a limited recovery or may obtain no recovery in the above circumstances. Such events would have an adverse effect on the NAV per share of the Fund.

"Covenant-Lite" Obligations Risk
Some of the obligations, such as loans in which the Fund may invest, or get exposure to through its investments in structured securities, may be "covenant-lite," which means the obligation contains fewer maintenance covenants than other obligations, or no maintenance covenants, and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Fund may experience delays in enforcing its rights on its holdings of covenant-lite obligations.

Credit Risk
The Fund is subject to the risk that the issuer or guarantor of an obligation, or the counterparty to a transaction, including a derivatives contract or a loan, may fail, or become less able, to make timely payment of interest or principal or otherwise honor its obligations or default completely. The strategies utilized by the Sub-Advisor require accurate and detailed credit analysis of issuers, and there can be no assurance that its analysis will be accurate or complete. The Fund may be subject to substantial losses in the event of credit deterioration or bankruptcy of one or more issuers in its portfolio.

Financial strength and solvency of an issuer are the primary factors influencing credit risk. The Fund could lose money if the issuer or guarantor of a debt security, or the counterparty to a derivatives contract, is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services or otherwise) as unable or unwilling, to make timely principal and/or interest payments, or to otherwise honor its obligations. Companies in which the Fund invests could deteriorate as a result of, among other factors, an adverse development in their business, a change in the competitive environment or an

Prospectus – Investment Objective, Strategies, and Risks	37

economic downturn. As a result, companies that the Sub-Advisor may have expected to be stable may operate, or expect to operate, at a loss or have significant variations in operating results, may require substantial additional capital to support their operations or maintain their competitive position, or may otherwise have a weak financial condition or be experiencing financial distress. In addition, inadequacy of collateral or credit enhancement for a debt obligation may affect its credit risk. Although the Fund may invest in investments that the Sub-Advisor believes are secured by specific collateral, the value of which may exceed the principal amount of the investments at the time of initial investment, there can be no assurance that the liquidation of any such collateral would satisfy the borrower's obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Under certain circumstances, collateral securing an investment may be released without the consent of the Fund.

Credit risk may change over the life of an instrument, and debt obligations which are rated by rating agencies may be subject to downgrade. The credit ratings of debt instruments and obligations represent the rating agencies' opinions regarding their credit quality and are not a guarantee of future credit performance of such securities. Rating agencies attempt to evaluate the safety of the timely payment of principal and interest (or dividends) and do not evaluate the risks of fluctuations in market value. The ratings assigned to securities by rating agencies do not purport to fully reflect the true risks of an investment. Further, in recent years, many highly-rated structured securities have been subject to substantial losses as the economic assumptions on which their ratings were based proved to be materially inaccurate. A decline in the credit rating of an individual security held by the Fund may have an adverse impact on its price and make it difficult for the Fund to sell it. Ratings represent a rating agency's opinion regarding the quality of the security and are not a guarantee of quality. Rating agencies might not always change their credit rating on an issuer or security in a timely manner to reflect events that could affect the issuer's ability to make timely payments on its obligations. Credit risk is typically greater for securities with ratings that are below investment grade (commonly referred to as "junk bonds"). Since the Fund can invest significantly in high yield investments considered speculative in nature and unsecured investments, this risk may be substantial. The Fund's right to payment and its security interest, if any, may be subordinated to the payment rights and security interests of more senior creditors. This risk may also be greater to the extent the Fund uses leverage or derivatives in connection with the management of the Fund. Changes in the actual or perceived creditworthiness of an issuer, or a downgrade or default affecting any of the Fund's securities, could affect the Fund's performance.

Currency Risk
The Fund may have exposure to foreign currencies by making direct investments in non-U.S. currencies or in securities denominated in non-U.S. currencies, or by purchasing or selling foreign currency forward contracts in non-U.S. currencies. Foreign currencies may decline in value relative to the U.S. dollar and thereby affect the Fund's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies. In the case of hedging positions, the Fund is subject to the risk that the U.S. dollar will decline in value relative to the currency being hedged. Currency exchange rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund's portfolio and/or the level of Fund distributions made to Shareholders. In addition, changes in currency exchange rates could adversely impact investment gains or add to investment losses. As noted above, the Fund may (but is not required to) seek exposure to foreign currencies, or attempt to hedge exposure to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. Currency forwards may not always work as intended, and in specific cases, the Fund may be worse off than if it had not used such instrument(s). In the case of hedging positions, the U.S. dollar or other currency may decline in value relative to the foreign currency that is being hedged and thereby affect the Fund's investments. There may not always be suitable hedging instruments available. Even where suitable hedging instruments are available, the Fund may choose to not hedge its currency risks. As a result, the Fund's investments in foreign currency denominated securities may reduce the returns of the Fund.

Cybersecurity and Operational Risk
The Fund, its service providers, and third-party fund distribution platforms' and Shareholders' ability to transact with the Fund, may be negatively impacted due to operational risks arising from, among other problems, human errors, systems and technology disruptions or failures, or cybersecurity incidents. Cybersecurity incidents may allow an unauthorized party to gain access to Fund assets, customer data, or proprietary information, or cause the Fund or its service providers, as well as the securities trading venues and their service providers, to suffer data corruption or lose operational functionality. A cybersecurity incident could, among other things, result in the loss or theft of customer data or funds, customers or employees being unable to access electronic systems (also known as "denial of services"), loss or theft of proprietary information or corporate data, interference with the Fund's ability to calculate its NAV per share, impediments to trading, physical damage to a computer or network system, or remediation costs associated with system repairs.

The occurrence of any of these problems could result in a loss of information, regulatory scrutiny, reputational damage and other consequences, any of which could have a material adverse effect on the Fund or its Shareholders. The Manager, through its monitoring and oversight of Fund service providers, endeavors to determine that service providers take appropriate precautions to avoid and mitigate risks that could lead to such problems. While the Manager has established business continuity plans and risk management systems seeking to address these problems, there are inherent limitations in such plans and systems, and it is not possible for the Manager, Fund service providers, or third-party fund distribution platforms to identify all of the operational risks that may affect the Fund or to develop processes and controls to completely eliminate or mitigate their occurrence or effects. Most issuers in which the Fund invests are heavily dependent on computers for data storage and operations, and require ready access to the internet to conduct their business. Thus, cybersecurity incidents could also affect issuers of securities in which the Fund invests, leading to significant loss of value.

Debtor-in-Possession ("DIP") Financing, Rescue Financing, and Exit Financing Risk
The Fund may invest in obligations of companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code. DIP financings allow the entity to continue its business operations while reorganizing under Chapter 11, and such financings must be approved by the bankruptcy court. These DIP loans are most often working-capital facilities put into place at the outset of a Chapter 11 case to provide the debtor with both immediate cash and the ongoing working capital that will be required during the reorganization process. DIP financings are typically fully secured by a lien on the debtor's otherwise unencumbered assets or secured by a junior lien on the debtor's encumbered assets (so long as the obligation is fully secured based on the most recent current valuation or appraisal report of the debtor). DIP financings are often required to close with certainty and in a rapid manner in order to satisfy existing creditors and to enable the issuer to emerge from bankruptcy or to avoid a bankruptcy proceeding. There is a risk that the borrower will not emerge from Chapter 11 bankruptcy proceedings and be forced to liquidate its assets under Chapter 7 of the U.S. Bankruptcy Code. In the event of liquidation, the Fund's only recourse will be against the property securing the DIP financing.

The Fund may invest in exit financing, also known as an exit facility, which is the financing provided to companies that have filed for protection under Chapter 11 of the United States Bankruptcy Code to allow them to emerge from bankruptcy. The Fund may also invest in obligations of companies receiving rescue financing to address liquidity shortfalls, temporary operational problems, pending debt maturities or over-leveraged balance sheets. These financial difficulties

38	Prospectus – Investment Objective, Strategies, and Risks

may never be overcome and may lead to uncertain outcomes, including causing such issuer to become subject to bankruptcy proceedings. See "Risk Considerations—Stressed, Distressed and Defaulted Securities Risk" and "Risk Considerations—Litigation, Bankruptcy and Other Proceedings Risk."

Delayed Funding Loans and Revolving Credit Facilities Risk
An investment in delayed funding loans and revolving credit facilities may subject the Fund to credit, interest rate and liquidity risk, and the risk of being a lender. There may be circumstances under which the borrower's credit risk may be deteriorating and yet the Fund may be obligated to make loans to the borrowing issuer as the borrower's credit continues to deteriorate, including at a time when the borrower's financial condition makes it unlikely that such amounts will be repaid. Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer, and only limited opportunities may exist to resell such instruments. As a result, the Fund may be unable to resell such investments at an opportune time and/or may have to resell them at less than fair market value.

Derivatives Risk
Derivatives are financial instruments that have a value that depends upon, or is derived from, a reference asset, such as one or more underlying securities, pools of securities, options, futures, indexes or currencies. The Fund may use derivatives to enhance total return of its portfolio, to hedge against fluctuations in interest rates or currency exchange rates, to change the effective duration of its portfolio, to manage certain investment risks or as a substitute for the purchase or sale of the underlying currencies or securities. The Fund may also hold derivative instruments to obtain economic exposure to an issuer without directly holding its securities.

Derivatives can be highly complex, and their use within a management strategy can require specialized skills. There can be no assurance that any strategy used will succeed. If the Sub-Advisor incorrectly forecasts stock market values, or the direction of interest rates or currency exchange rates in utilizing a specific derivatives strategy for the Fund, the Fund could lose money. In addition, economic leverage embedded in a derivative instrument can expose the Fund to greater risk and increase its costs. Gains or losses in the value of a derivative instrument may be magnified and be much greater than the derivative's original cost (generally the initial margin deposit). Some derivatives have the potential for unlimited loss, regardless of the size of the Fund's initial investment, for example, where the Fund may be called upon to deliver a security it does not own. Derivatives may be illiquid and may be more volatile than other types of investments. The Fund may not be able to close out or sell a derivative position at a particular time or at an anticipated price. Certain derivatives may also be difficult to value, and valuation may be more difficult in times of market turmoil. The Fund may buy or sell derivatives not traded on organized exchanges. The Fund may also enter into transactions that are not cleared through clearing organizations. These types of transactions may be subject to heightened liquidity and valuation risk. Derivative investments can increase portfolio turnover and transaction costs. Derivatives also are subject to counterparty risk and credit risk. As a result the Fund may obtain no recovery of its investment or may only obtain a limited recovery, and any recovery may be delayed. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty. Certain derivatives, including swaps, futures, forwards and written options, require the Fund to post margin to secure its future obligation; if the Fund has insufficient cash, it may have to sell investments from its portfolio to meet daily variation margin requirements at a time when it may be disadvantageous to do so. The Fund's use of derivatives also may create economic leverage, which may result in losses that exceed the amount originally invested and accelerate the rate of losses. Suitable derivatives may not be available in all circumstances, and there can be no assurance that the Fund will use derivatives to reduce exposure to other risks when that might have been beneficial.

Although the Fund may attempt to hedge against certain risks, the hedging instruments may not perform as expected and could produce losses. Hedging instruments may also reduce or eliminate gains that may otherwise have been available had the Fund not used the hedging instruments. The Fund may not hedge certain risks in particular situations, even if suitable instruments are available. Ongoing changes to regulation of the derivatives markets and potential changes in the regulation of funds using derivative instruments could limit the Fund's ability to pursue its investment strategies. The extent and impact of the regulation is not yet fully known and may not be for some time. New regulation may make derivatives more costly, limit their availability, disrupt markets, or otherwise adversely affect their value or performance. In addition to other changes, these rules provide for central clearing of derivatives that in the past were traded exclusively over-the-counter and may increase costs and margin requirements, but are expected to reduce certain counterparty risks.

Because the markets for certain derivative instruments (including markets located in foreign countries) are relatively new and still developing, suitable derivatives transactions may not be available in all circumstances for risk management or other purposes. Upon the expiration of a particular contract, the Sub-Advisor may wish to retain the Fund's position in the derivative instrument by entering into a similar contract, but may be unable to do so if the counterparty to the original contract is unwilling to enter into the new contract and no other suitable counterparty can be found. The Fund's ability to use derivatives may also be limited by certain regulatory and tax considerations.  Depending on the state of interest rates in general, the Fund's use of derivatives could enhance or harm the overall performance of the Shares. To the extent that there is a decline in interest rates, the net amount receivable by the Fund under a derivative could decline and thus could result in a decline in the Shares' NAV. In addition, if short-term interest rates are lower than the Fund's fixed rate of payment on a derivative, the derivatives will reduce the Fund's net earnings if it must make net payments to the counterparty. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on a derivative, the swap will enhance the Fund's net earnings if it receives payments from the counterparty.

Certain of the other risks to which the Fund might be exposed due to its use of derivatives include the following:

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 Contracts for Difference Risk. A contract for difference ("CFD") is a contract between two parties, typically described as "buyer" and "seller," stipulating that the seller will pay to the buyer the difference between the current value of an asset and its value in the future. (If the difference is negative, then the buyer instead pays the seller.) CFDs allow the Fund to take advantage of values moving up (long positions) or values moving down (short positions) on underlying assets. For example, when applied to equities, a CFD is an equity derivative that allows the Fund to obtain investment exposure to share price movements, without the need for ownership of the underlying shares. By entering into a CFD transaction, the Fund could incur losses because it would face many of the same types of risks as owning the underlying equity security directly. As over-the-counter derivative instruments, CFDs are subject to counterparty risk. Because CFDs are not traded on an exchange and may not have an expiration date, CFDs generally are illiquid and thus entail "Illiquid Securities Risk."

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Forward Contracts Risk. Forward contracts, including non-deliverable forwards ("NDFs"), and foreign currency exchange contracts are derivative instruments pursuant to a contract with a counterparty to pay a fixed price for an agreed amount of securities or other underlying assets at an agreed date or to buy or sell a specific currency at a future date at a price set at the time of the contract. A forward is a private agreement between two parties and is not traded on an exchange. The purchase of forwards can serve as a long hedge, and the sale of forwards can serve as a short hedge. There may at times be an imperfect correlation between the movement in the prices of forward contracts and the value of their underlying instruments or indexes, which may increase the volatility of the Fund. There are no limitations on daily price movements of forward contracts. There can be no assurance that any strategy used will succeed. Not all forward contracts, including NDFs, require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by the counterparty. There can be no assurance that, at all times, a liquid market will exist for offsetting a futures contract that the Fund has previously bought or sold and this may result in the inability to close a futures contract when desired.

Prospectus – Investment Objective, Strategies, and Risks	39

Forward currency transactions, including NDFs, include the risks associated with fluctuations in currency. The Fund bears the risk of loss of the amount expected to be received under a forward contract in the event of the default or bankruptcy of a counterparty. If such a default occurs, the Fund may have contractual remedies pursuant to the forward contract, but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor.

Foreign currency transactions, like currency exchange rates, can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. Such events may prevent or restrict the Fund's ability to enter into foreign currency transactions, force the Fund to exit a foreign currency transaction at a disadvantageous time or price or result in penalties for the Fund, any of which may result in a loss to the Fund. Contracts to sell foreign currency would limit any potential gain that might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts to hedge against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies.

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Futures Contracts Risk. There may at times be an imperfect correlation between the movement in the prices of futures contracts and the value of their underlying instruments or index. Futures contracts may experience dramatic price changes (losses) and imperfect correlations between the price of the contract and the underlying security, index or currency which may increase the volatility of the Fund. Futures contracts may involve a small investment of cash (the amount of initial and variation margin) relative to the magnitude of the risk assumed (the potential increase or decrease in the price of the futures contract). There can be no assurance that, at all times, a liquid market will exist for offsetting a futures contract that the Fund has previously bought or sold and this may result in the inability to close a futures contract when desired. When the Fund purchases or sells a futures contract, it is subject to daily variation margin calls that could be substantial. If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

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Non-Deliverable Currency Forwards Risk. Non-deliverable currency forwards ("NDFs") are cash-settled, short term forward contracts on foreign currencies, generally on currencies that are non-convertible, and may be thinly traded or illiquid. NDFs involve an obligation to pay a U.S. dollar amount equal to the difference between the prevailing market exchange rate for the foreign currency and the agreed upon exchange rate, with respect to an agreed notional amount. NDFs are subject to many of the risks associated with derivatives in general and forward currency transactions, including risks associated with fluctuations in foreign currency and the risk that the counterparty will fail to fulfill its obligations. In addition, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and regulations adopted by the U.S. Commodity Futures Trading Commission ("CFTC") in connection with implementing the Dodd-Frank Act, NDFs are deemed to be swaps, and consequently commodity interests for purposes of amended Regulation 4.5.

Although NDFs have historically been traded OTC, in the future pursuant to the Dodd-Frank Act, they may be exchange-traded. Under such circumstances, they will be centrally cleared and a secondary market for them will exist. All NDFs are subject to counterparty risk, which is the risk that the counterparty will not perform as contractually required under the NDF. With respect to NDFs that are centrally-cleared, the Fund could lose margin payments it has deposited with the clearing organization as well as the net amount of gains not yet paid by the clearing organization if it breaches its obligations under the NDF, becomes insolvent or goes into bankruptcy. In the event of bankruptcy of the clearing organization, the investor may be entitled to the net amount of gains the investor is entitled to receive plus the return of margin owed to it only in proportion to the amount received by the clearing organization's other customers, potentially resulting in losses to the investor.

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Options Risk. The movements experienced by the Fund between the prices of options and prices of the assets (or indices) underlying such options, may differ from expectations, and may cause the Fund to not achieve its objective. The seller (writer) of a call option that is covered (i.e., the writer holds the underlying assets) assumes the risk of a decline in the market price of the underlying assets below the purchase price of the underlying assets less the premium received, and gives up the opportunity for gain on the underlying assets above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying assets above the exercise price of the option. The assets necessary to satisfy the exercise of the call option may be unavailable for purchase by such writer except at much higher prices. Purchasing assets to satisfy the exercise of the call option can itself cause the price of the assets to rise further, sometimes by a significant amount, thereby exacerbating the loss. The buyer of a call option assumes the risk of losing its entire investment in the call option. The seller (writer) of a put option that is covered (i.e., the writer has a short position in the underlying assets) assumes the risk of an increase in the market price of the underlying assets above the sales price (in establishing the short position) of the underlying assets plus the premium received, and gives up the opportunity for gain on the underlying assets below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying assets below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. In the event that an option on futures is exercised, the parties will be subject to all the risks associated with the trading of futures contracts, such as payment of variation margin deposits. In addition, the writer of an option, unlike the holder, generally is subject to initial and variation margin requirements on the option position. There can be no guarantee that the use of options will increase the Fund's return or income. In addition, there may be an imperfect correlation between the movement in prices of options and the securities underlying them, and there may at times not be a liquid secondary market for options.

The Fund may seek to terminate its option positions prior to their expiration by entering into closing transactions. The ability of the Fund to enter into a closing sale transaction depends on the existence of a liquid secondary market. There can be no assurance that a closing purchase or sale transaction can be effected when the Fund so desires. Options may be illiquid and, in such cases, the Fund may have difficulty closing out its position. In addition, if trading were suspended in an option purchased by the Fund, the Fund would not be able to close out the option. If restrictions on exercise were imposed, the Fund also might be unable to exercise an option it has purchased.

In addition, the hours of trading for options may not conform to the hours during which the underlying assets are traded. To the extent that the options markets close before the markets for the underlying assets, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. The purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The purchase of options involves the risk that the premium and transaction costs paid by the Fund in purchasing an option will be lost as a result of unanticipated movements in prices of the securities on which the option is based. Imperfect correlation between the options and securities markets may detract from the effectiveness of attempted hedging. Options transactions may result in higher transaction costs and portfolio turnover for the Fund.

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Swap Agreement Risk. A swap is an agreement between two parties to exchange a sequence of cash flows (or other assets) for a set period of time. Swaps can involve greater risks than a direct investment in an underlying asset because swaps typically include a certain amount of embedded leverage, and as such are subject to leveraging risk. If swaps are used as a hedging strategy, the Fund is subject to the risk that the hedging strategy may not eliminate the risk that it is intended to offset due to, among other reasons, a lack of correlation between the swaps and the portfolio of assets that the swaps are designed to hedge or replace. Swaps also may be difficult to value. Interest rate swaps, total return swaps, currency swaps, and credit default swaps are subject to counterparty risk, credit risk and liquidity risk. In addition to these risks, interest rate swaps are subject to interest rate risk, total return swaps are subject to market risk and interest rate risk, if the underlying securities are bonds or other debt obligations, and currency swaps are subject to currency risk.

Swaps that are not centrally cleared involve the risk that a loss may be sustained as a result of the insolvency or bankruptcy of the counterparty or the failure of the counterparty to make required payments or otherwise comply with the terms of the agreement. To mitigate this risk, the Fund will only enter into swap agreements with counterparties considered by the Sub-Advisor to present minimum risk of default, and the Fund normally obtains collateral to secure its exposure. Changing conditions in a particular market area, whether or not directly related to the referenced assets that underlie the swap

40	Prospectus – Investment Objective, Strategies, and Risks

agreement, may have an adverse impact on the creditworthiness of a counterparty.

With respect to a credit default swap, if the Fund is selling credit protection, the Fund is subject to many of the same risks it would be if it were holding debt obligations of the issuer; however, the Fund would not have any recourse against such issuer and would not benefit from any collateral securing such issuer's debt obligations. Therefore, when selling protection, the Fund could be forced to liquidate other assets upon the occurrence of a credit event in order to pay the counterparty. Additionally, the Fund is exposed to many of the same risks of leverage described herein since if an event of default occurs, then the Fund as the seller must pay the buyer the full notional value of the reference obligation. See "Risk Considerations—Leverage Risk." There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has deteriorated, in which case the Fund may need to make an early termination payment. The protection buyer in a credit default swap may be obligated to pay the protection seller an upfront payment or a periodic stream of payments over the term of the contract provided generally that no credit event on a reference obligation has occurred. If the Fund is buying credit protection, there is the risk that no credit event will occur and the Fund will receive no benefit (other than any hedging benefit) for the premium paid. There is also the risk that the transaction may be closed out at a time when the credit quality of the underlying investment has improved, in which case the Fund may need to make an early termination payment. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. There is a risk that based on movements of interest rates, the payments made under a swap agreement will be greater than the payments received. There is also the risk of pricing transparency when assessing the cost of a credit default swap.

Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist, or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund. The market for credit default swaps has become more volatile in recent years as the creditworthiness of certain counterparties has been questioned and/or downgraded. The Fund is subject to credit risk with respect to the counterparties to the credit default swap contract (whether a clearing corporation in the case of a cleared credit default swap or another third party in the case of an uncleared credit default swap). If a counterparty's credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.

Total return swaps can result in losses if the underlying asset or index does not perform as anticipated, and written total return swaps can have the potential for unlimited losses.

Duration and Maturity Risk
The prices of fixed income securities or derivatives are also affected by their durations and maturities. Fixed income securities or derivatives with longer maturities generally have greater sensitivity to changes in interest rates. The Fund has no policy regarding the duration or maturity of individual portfolio holdings. Holding long duration and/or long maturity investments will expose the Fund to certain magnified risks. Overall, average duration of the Fund's portfolio is expected to be zero to three (0 to 3) years, although it may be longer given market conditions.

Emerging Markets Risk
When investing in emerging markets, the risks of investing in foreign securities are heightened. Emerging markets have unique risks that are greater than, or in addition to, the risks associated with investing in developed markets because emerging markets are generally smaller, less developed, less liquid and more volatile than the securities markets of the U.S. and other developed markets. There are also risks of: (i) greater political uncertainties; (ii) an economy's dependence on revenues from particular commodities or on international aid or development assistance; (iii) currency transfer restrictions; (iv) a limited number of potential buyers for such securities resulting in increased volatility and limited liquidity for emerging market securities; (v) trading suspensions; and (vi) delays and disruptions in securities settlement procedures.

In addition, there may be less information available to make investment decisions and more volatile rates of return. In addition, the economies and political environments of emerging market countries tend to be more unstable than those of developed countries, resulting in more volatile rates of return than the developed markets and substantially greater risk to investors. There may be very limited oversight of certain foreign banks or securities depositories that hold foreign securities and currency and the laws of certain countries may limit the ability to recover such assets if a foreign bank or depository or their agents goes bankrupt. To the extent the Fund invests a significant portion of its assets in securities of a single country or region, it is more likely to be affected by events or conditions of that country or region. The governments of emerging market countries may also be more unstable and more likely to impose capital controls, nationalize a company or industry, place restrictions on foreign ownership and on withdrawing sale proceeds of securities from the country, intervene in the financial markets, and/or impose burdensome taxes that could adversely affect security prices. In addition, there may be less publicly available information about issuers in emerging markets than would be available about issuers in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain emerging market countries, fraud and corruption may be more prevalent than in developed market countries.

Event-Driven Investing Risk
Although the Fund's use of event-driven strategies may result in significant income and returns for the Fund, they involve a substantial degree of risk. This requires the Sub-Advisor to make predictions about the likelihood that an event will occur and the impact such event will have on the value of a company's securities.

Any of the transactions mentioned above may not be completed as anticipated, may take an excessive amount of time to be completed, may not have the effect foreseen, or may be completed on different terms than anticipated, in which case losses can result. For example, the adoption of new business strategies or completion of asset dispositions or debt reduction programs by a company may not be valued as highly by the market as the Sub-Advisor had anticipated, resulting in losses.  In addition, a company may announce a plan of restructuring which promises to enhance value and fail to implement it, resulting in losses to investors. In liquidations and other forms of corporate reorganization, the risk exists that the reorganization either will be unsuccessful, will be delayed or will result in a distribution of cash or a new security, the value of which will be less than the purchase price to the Fund of the investment in respect of which such distribution was made.

Extension Risk
If interest rates rise rapidly, or as a result of other factors, repayments of principal of certain debt securities, especially mortgage-related and other types of asset-backed securities, may occur at a slower rate than expected and the expected maturity of these securities could lengthen as a result. As a result, in a period of rising interest rates, the Fund may exhibit additional volatility because individual debt holders are less likely to exercise prepayment options, thereby

Prospectus – Investment Objective, Strategies, and Risks	41

putting additional downward pressure on the value of these securities and potentially causing the Fund to lose money. Securities that are subject to extension risk generally have greater potential for loss when prevailing interest rates rise, which could cause their values to fall sharply.

Foreign Investing Risk
The Fund may invest in U.S. dollar-denominated and non-U.S. dollar denominated debt securities of foreign issuers. Non-U.S. investments carry potential risks not associated with domestic investments. Such risks include, but are not limited to: (i) currency exchange rate fluctuations, (ii) political and financial instability, (iii) less liquidity and greater volatility of foreign investments, (iv) lack of uniform accounting, auditing and financial reporting standards, (v) different government regulation and supervision of foreign banks, stock exchanges, brokers and listed companies, (vi) increased price volatility, and (vii) delays in transaction settlement in some foreign markets. In addition, the economies and political environments of emerging market countries tend to be more unstable than those of developed countries, resulting in more volatile rates of return than the developed markets and substantially greater risk to investors. There may be very limited oversight of certain foreign banks or securities depositories that hold foreign securities and currency and the laws of certain countries may limit the ability to recover such assets if a foreign bank or depository or their agents goes bankrupt. To the extent the Fund invests a significant portion of its assets in securities of a single country or region, it is more likely to be affected by events or conditions of that country or region.

The foreign securities in which the Fund may invest include without limitation Eurodollar obligations and "Yankee Dollar" obligations. Eurodollar obligations are U.S. dollar obligations issued outside the United States by domestic or foreign entities. Yankee Dollar obligations are U.S. dollar-denominated obligations issued in the U.S. capital markets by foreign entities. There is generally less publicly available information about foreign issuers and there may be less governmental regulation and supervision of foreign stock exchanges, brokers and listed companies. Foreign issuers may use different accounting and financial standards, and the addition of foreign governmental restrictions may affect adversely the payment of principal and interest on foreign investments. In addition, not all foreign branches of United States banks are supervised or examined by regulatory authorities as are United States banks, and such branches may not be subject to reserve requirements. Eurodollar and Yankee Dollar obligations are generally subject to the same risks that apply to domestic debt issues, notably credit risk, interest rate risk, market risk and liquidity risk. Additionally, Eurodollar (and to a limited extent, Yankee Dollar) obligations are subject to certain sovereign risks. One such risk is the possibility that a sovereign country might prevent capital, in the form of U.S. dollars, from flowing across its borders. Other risks include: adverse political and economic developments; the extent and quality of government regulation of financial markets and institutions; the imposition of foreign withholding or other taxes; and the expropriation or nationalization of foreign issuers.

Brexit Risk. voted to exit the European Union (EU). There is a significant degree of uncertainty about how negotiations relating to the United Kingdom's withdrawal will be conducted, as well as the potential consequences and precise timeframe for "Brexit." There is a substantial risk that the UK will separate from the EU without a formal agreement, which could be highly disruptive to the economies of both regions. While it is not possible to determine the precise impact these events may have on the Fund, during this period and beyond, the impact on the United Kingdom and European economies and the broader global economy could be significant, resulting in negative impacts, such as increased volatility and illiquidity, and potentially lower economic growth, on markets in the United Kingdom, Europe and globally, which may adversely affect the value of the Fund's investments. In addition, if one or more other countries were to exit the EU or abandon the use of the euro as a currency, the value of investments tied to those countries or the euro could decline significantly and unpredictably. To the extent that the Fund's Sub-Advisor or its parent company is located in the United Kingdom or conducts a significant amount of its business in the United Kingdom, failure of the Sub-Advisor to adequately prepare for Brexit could adversely affect the ability of the Sub-Advisor to conduct its business and could result in the disruption of services that the Sub-Advisor provides to the Fund.

Forward Commitment Transaction Risk
 The Fund may make contracts to purchase securities for a fixed price at a future date beyond normal settlement time (forward commitments). These transactions involve a commitment by the Fund to purchase or sell securities at a future date, typically one to two months after the date of the transaction. These transactions enable the Fund to "lock-in" what the Sub-Advisor believes to be an attractive price or yield on a particular security for a period of time, regardless of future changes in interest rates. For instance, in periods of rising interest rates and falling prices, the Fund might sell securities it owns on a forward commitment basis to limit its exposure to falling prices. In periods of falling interest rates and rising prices, the Fund might purchase a security on a forward commitment basis and sell a similar security to settle such purchase, thereby obtaining the benefit of currently higher yields. Forward commitments involve a risk of loss if the value of the securities declines prior to the settlement date. The risk is in addition to the risk that the Fund's other assets will decline in value. Therefore, these transactions may result in a form of leverage and increase the Fund's overall investment exposure. When the Fund has sold a security on a forward commitment basis, the Fund does not participate in future gains or losses with respect to the security. If the other party to a transaction fails to pay for the securities, the Fund could suffer a loss. Forward commitment transactions involve a commitment to purchase or sell securities with payment and delivery to take place at some future date, normally one to two months after the date of the transaction. The payment obligation and interest rate are fixed at the time the buyer enters into the forward commitment. Forward commitment transactions are typically used as a hedge against anticipated changes in interest rates and prices. Forward commitment transactions are executed for existing obligations. Additionally, when selling an instrument on a forward commitment basis without owning the instrument, the Fund will incur a loss if the instrument's price appreciates in value such that the instrument's price is above the agreed-upon price on the settlement date.

The Fund maintains with its custodian segregated (or earmarked) liquid securities in an amount at least equal to the forward commitment transaction. When entering into a forward commitment transaction, the Fund will rely on the other party to consummate the transaction; if the other party fails to do so, the Fund may be disadvantaged. Inasmuch as the Fund covers its obligations under these transactions, the Manager and the Fund believe such obligations do not constitute senior securities. Earmarking or otherwise segregating a large percentage of the Fund's assets could impede the Sub-Advisor's ability to implement the Fund's investment strategies.

Hedging Risk
The Fund may enter into hedging transactions with the intention of reducing or controlling risk. It is possible that hedging strategies will not be effective in controlling risk, due to unexpected non-correlation (or even positive correlation) between the hedging instrument and the position being hedged, increasing, rather than reducing, both risk and losses. To the extent that the Fund enters into hedging transactions, the hedges will not be static but rather will need to be continually adjusted based on the Sub-Advisor's assessment of market conditions, as well as the expected degree of non-correlation between the hedges and the portfolio being hedged. The success of the Fund's hedging strategies will depend on the Sub-Advisor's ability to implement such strategies efficiently and cost-effectively, as well as on the accuracy of its judgments concerning the hedging positions to be acquired by the Fund. A counterparty to a hedging transaction may be unable to honor its financial obligation to the Fund. In addition, the sub-advisor may be unable to close the transaction at the time it would like or at the price it believes the security is currently worth. The Fund may not, in general, attempt to hedge all market or other risks inherent in the Fund's investments, and may hedge certain risks only partially, if at all. Certain risks, either in respect of particular investments or in respect of the Fund's overall portfolio, may not be hedged, particularly if doing so is economically unattractive. As a result, various directional market risks may remain unhedged. Gains or losses from positions in hedging instruments may be much greater than the instrument's original cost. If the Fund uses a hedging instrument at the wrong time or judges the market conditions incorrectly, or the hedged instrument does not correlate to the risk sought to be hedged, the hedge might be unsuccessful. The use of hedges may fail to mitigate risks and may reduce the Fund's return or create a loss. In addition, hedges, even when successful in

42	Prospectus – Investment Objective, Strategies, and Risks

mitigating risk, may not prevent the Fund from experiencing losses on its investments. Hedging instruments may also reduce or eliminate gains that may otherwise have been available had the Fund not used the hedging instruments.

High Portfolio Turnover Risk
Portfolio turnover is a measure of the Fund's trading activity over a one-year period. A portfolio turnover rate of 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the period. The Fund may engage in active and frequent trading and may have a high portfolio turnover rate, which could increase the Fund's transaction costs because of increased broker commissions resulting from such transactions. These costs are not reflected in the Fund's annual operating expenses or in the expense example, but they can have a negative impact on performance and generate higher capital gain distributions to shareholders than if the Fund had a lower portfolio turnover rate. Frequent trading by the Fund could also result in increased realized net capital gains, distributions of which are taxable to the Fund's shareholders when Fund shares are held in a taxable account (including net short-term capital gain distributions, which are taxable to them as ordinary income).

High Yield Securities Risk
Exposure to high yield securities (commonly referred to as ‘‘junk bonds'') generally involves significantly greater risks of loss of your money than an investment in investment-grade securities. Compared with issuers of investment grade securities, issuers of high yield securities are more likely to encounter financial difficulties and to be materially affected by these difficulties. High yield debt securities may fluctuate more widely in price and yield and may fall in price when the economy is weak or expected to become weak. These securities also may be difficult to sell at the time and price the Fund desires. High yield securities are considered to be speculative with respect to an issuer's ability to pay interest and repay principal and carry a greater risk that issuers of lower-rated securities will default on the timely payment of principal or interest. Rising interest rates may compound these difficulties and reduce an issuer's ability to repay principal and interest obligations. Issuers of lower-rated securities also have a greater risk of default or bankruptcy. Issuers of securities that are in default or have defaulted may fail to resume principal or interest payments, in which case the Fund may lose its entire investment. Below-investment-grade securities may experience greater price volatility and less liquidity than investment-grade securities.

Lower-rated securities are subject to certain risks that may not be present with investments in higher-grade securities. Investors should consider carefully their ability to assume the risks associated with lower-rated securities before investing in the Fund. The lower rating of certain high-yielding fixed income securities reflects a greater possibility that the financial condition of the issuer or adverse changes in general economic conditions may impair the ability of the issuer to pay income and principal. Changes by credit rating agencies in their ratings of a fixed income security also may affect the value of these investments. However, allocating investments among securities of different issuers could reduce the risks of owning any such securities separately. The prices of these high-yield securities tend to be less sensitive to interest rate changes than investment-grade investments, but more sensitive to adverse economic changes or individual corporate developments. During economic downturns or periods of rising interest rates, highly leveraged issuers may experience financial stress that adversely affects their ability to service principal and interest payment obligations, to meet projected business goals or to obtain additional financing, and the markets for their securities may be more volatile. If an issuer defaults, the Fund may incur additional expenses to seek recovery. Additionally, accruals of interest income for the Fund may have to be adjusted in the event of default. In the event of an issuer's default, the Fund may write off prior income accruals for that issuer, resulting in a reduction in the Fund's current distribution payment. Frequently, the higher yields of high-yielding securities may not reflect the value of the income stream that holders of such securities may expect, but rather the risk that such securities may lose a substantial portion of their value as a result of their issuer's financial restructuring or default. Additionally, an economic downturn or an increase in interest rates could have a negative effect on the high-yield securities market and on the market value of the high-yield securities held by the Fund, as well as on the ability of the issuers of such securities to repay principal and interest on their borrowings.

Illiquid Securities Risk
To the extent consistent with the repurchase liquidity requirement for interval funds set forth in Rule 23c-3 under the Investment Company Act, the Fund may invest without limitation in illiquid investments, which may be difficult or impossible to sell at the time that the Fund would like or at the price that the Fund believes the security is currently worth. At any given time, the Fund's portfolio may be substantially illiquid. The term "illiquid securities" for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.

The Fund may be subject to significant delays in disposing of illiquid securities, which may entail registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The Fund's ability to realize full value in the event of the need to liquidate certain assets may be impaired and/or result in losses to the Fund. The Fund may be unable to sell its investments, even under circumstances when the Sub-Advisor believes it would be in the best interests of the Fund to do so. Illiquid investments may also be difficult to value and their pricing may be more volatile than more liquid investments, which could adversely affect the price at which the Fund is able to sell such instruments. Furthermore, as a result of such potential illiquidity, the Fund may have to sell other investments or engage in borrowing transactions, if necessary, to raise cash to meet its obligations. Illiquidity risk also may be greater in times of financial stress. The risks associated with illiquid instruments may be particularly acute in situations in which the Fund's operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments.

Inadequate Network of Broker-Dealers Risk
The success of the Fund's continuous public offering, and correspondingly the Fund's ability to implement its investment objective and strategies, depends upon the ability of the Distributor to establish, operate and maintain a network of selected broker-dealers to sell the Shares. If the Distributor fails to perform, the Fund may not be able to raise adequate proceeds through the Fund's continuous public offering to implement the Fund's investment objective and strategies. If the Fund is unsuccessful in implementing its investment objective and strategies, an investor could lose all or a part of his or her investment in the Fund.

Inadequate Return Risk
No assurance can be given that the returns on the Fund's investments will be commensurate with the risk of investment in the Shares.

Inflation Index-Linked Securities Risk
Unlike a conventional bond, whose issuer makes regular fixed interest payments and repays the face value of the bond at maturity, an inflation index-linked security provides principal payments and interest payments that vary as the principal and/or interest are adjusted over time to reflect a rise or a drop in the inflation-related reference index. For inflation index-linked debt securities for which repayment of the original principal upon maturity (as adjusted for inflation) is not guaranteed, the adjusted principal value of the securities repaid at maturity may be less than the original principal value. The value of inflation index-linked securities is expected to change in response to real interest rates. The price of an inflation index-linked security generally falls when real interest rates rise and rises when real interest rates fall. In periods of deflation, the Fund may have no income at all from such investments. Interest payments on such securities are unpredictable and will fluctuate as the principal and interest are adjusted to reflect movements in the inflation-related index.

Prospectus – Investment Objective, Strategies, and Risks	43

Any increase in the principal amount of an inflation-indexed security will be taxable as ordinary income, even though the Fund will not receive the increased principal until maturity. There can be no assurance that the inflation index used will accurately measure the real rate of inflation in the prices of goods and services. The Fund's investments in inflation-indexed securities may lose value if the actual rate of inflation is different than the rate of the inflation index. In addition, inflation-indexed securities are subject to the risk that the Consumer Price Index for All Urban Consumers (the index used for U.S. Treasury inflation-indexed securities) or other relevant pricing index may be discontinued, fundamentally altered in a manner materially adverse to the interests of an investor in the securities, altered by legislation or Executive Order in a materially adverse manner to the interests of an investor in the securities or substituted with an alternative index.

Infrastructure and Infrastructure-Related Investments Risk
Investments in infrastructure-related companies have greater exposure to potentially adverse economic, regulatory, political and other changes affecting such companies. Infrastructure-related companies are subject to a variety of factors that may adversely affect their business or operations including high interest costs, costs associated with compliance with and changes in environmental and other regulations, difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled markets, the effects of economic slowdown including surplus capacity, increased competition from other providers of services, uncertainty concerning the availability of fuel at reasonable prices, the effects of energy conservation policies, and other factors. Additionally, infrastructure-related entities may be subject to regulation by various governmental authorities and may also be affected by governmental regulation of rates charged to customers, government budgetary constraints, service interruption due to environmental, operational or other mishaps and the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. There is also the risk that publicly-funded infrastructure projects, especially in emerging markets, may be subject to the effects of public corruption resulting in delays and cost overruns. Other factors that may affect the operations of infrastructure-related companies include innovations in technology that could render the way in which a company delivers a product or service obsolete, significant changes to the number of ultimate end-users of a company's products, increased susceptibility to terrorist acts or political actions, risks of environmental damage due to a company's operations or an accident, and general changes in market sentiment towards infrastructure and utilities assets. Infrastructure-related securities may be issued by companies that are highly leveraged, less creditworthy or financially distressed (also known as junk bonds). These investments are considered to be speculative and are subject to greater risk of loss, greater sensitivity to interest rate and economic changes, valuation difficulties, and potential illiquidity.

Insurance-Related Investments Risk
Insurance-related investments are specialized asset classes with unique risks. For example, risks arising from the potential illiquidity and difficulty in the valuation of such instruments, risk of catastrophic events and other events giving rise to losses under such instruments, volatility of capital markets, the risk of borrowings and short sales, the risk arising from leverage associated with trading in the currencies and OTC derivatives markets, the potential illiquidity of derivative instruments, and the risks of loss from counterparty default. In addition, the premium finance industry has been tainted by lawsuits based on allegations of fraud and misconduct. These lawsuits involve allegations of fraud, breaches of fiduciary duty and other misconduct by industry participants. Regulatory, legislative or judicial changes in these areas may result in a negative impact on the market value or liquidity of life insurance policies and/or may materially and adversely affect the amount and timing of payments to the Fund and ultimately to the Shareholders.

Interest Rate Risk
Investments in investment grade and non-investment grade fixed-income securities or derivatives that are influenced by interest rates are subject to interest rate risk. The value of the Fund's fixed-income investments typically will fall when interest rates rise. The Fund may be particularly sensitive to changes in interest rates if it invests in debt securities with intermediate and long terms to maturity. The prices of fixed income securities or derivatives are also affected by their durations. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, if a bond has a duration of three years, a 1% increase in interest rates could be expected to result in a 3% decrease in the value of the bond, whereas if a bond has a duration of one year, a 1% increase in interest rates could be expected to result in a 1% decrease in value. Yields of debt securities will fluctuate over time. Following the financial crisis that started in 2008, the Federal Reserve has attempted to stabilize the economy and support the economic recovery by keeping the federal funds rate (the interest rate at which depository institutions lend reserve balances to each other overnight) at or near zero percent. The Federal Reserve has raised the federal funds rate several times since December 2015 and may increase or decrease rates in the future. Interest rates may rise significantly and/or rapidly, potentially resulting in substantial losses to the Fund. During periods of very low or negative interest rates, the Fund may be unable to maintain positive returns. Certain European countries and Japan have recently experienced negative interest rates on deposits and debt securities have traded at negative yields. Negative interest rates may become more prevalent among non-U.S. issuers, and potentially within the United States. Changing interest rates, including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates. To the extent the Fund holds an investment with a negative interest rate to maturity, the Fund would generate a negative return on that investment.

Investment Risk
An investment in the Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund should not be relied upon as a complete investment program.  The Share price of the Fund fluctuates, which means that when you sell your Shares of the Fund, they could be worth less than what you paid for them. Therefore, you may lose money by investing in the Fund.  The Fund may also use leverage, which would magnify the Fund's investment, market and certain other risks.

Issuer Risk
The value of, and/or the return generated by, a security may decline for a number of reasons that directly relate to the issuer, such as management performance, financial leverage and reduced demand for the issuer's goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. When the issuer of a security implements strategic initiatives, including mergers, acquisitions and dispositions, there is the risk that the market response to such initiatives will cause the share price of the issuer's securities to fall. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.

Lender Liability and Equitable Subordination Risk
A number of judicial decisions in the United States have upheld the right of borrowers to sue lenders or bondholders on the basis of various evolving legal theories (commonly referred to as "lender liability"). Generally, lender liability is founded upon the premise that an institutional lender or bondholder has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing owed to the borrower or issuer or has assumed a degree of control over the borrower or issuer resulting in the creation of a fiduciary duty owed to the borrower or issuer or its other creditors or stockholders. Because of the nature of its investments, the Fund may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder: (i) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (ii) engages in other inequitable conduct to the detriment of such other creditors, (iii) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (iv) uses its influence as a

44	Prospectus – Investment Objective, Strategies, and Risks

stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called "equitable subordination." The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine; however, because of the nature of the debt obligations, the Fund may be subject to claims from creditors of an obligor that debt obligations of such obligor which are held by the Fund should be equitably subordinated.

Because affiliates of, or persons related to, the Manager and/or the Sub-Advisor may hold equity or other interests in obligors of the Fund, the Fund could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

Leverage Risk
The Fund's use of leverage (as described under "Leverage" in the body of this Prospectus) creates the opportunity for increased returns in the Fund, but it also creates special risks. To the extent used, there is no assurance that the Fund's leveraging strategies will be successful. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Leverage tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund's exposure to an asset or class of assets and may cause the Fund's NAV per share to be volatile.

Any investments of the net proceeds that the Fund obtains from its sources of leverage (including through borrowings, as well as from any future issuance of preferred shares) will be made in accordance with the Fund's investment objective and policies as described in this Prospectus. Interest or other expenses payable by the Fund with respect to its leverage (or distributions payable with respect to any outstanding preferred shares) will generally be based on shorter-term interest rates that would be periodically reset. So long as the Fund's portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to Shareholders than if the Fund were not so leveraged. If, however, the cost of obtaining leverage rises relative to the rate of return on the Fund's portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings and the distribution rate on any outstanding preferred shares) could exceed the rate of return on the debt obligations and other investments held by the Fund, thereby reducing return to Shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the Shareholders (and not by preferred shareholders, if any) and will reduce the investment return of the Shares. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements. Therefore, there can be no assurance that the Fund's use of leverage will result in a higher return on the Shares, and it may result in losses.

Leverage creates several major types of risks for Shareholders, including:

■

the likelihood of greater volatility of the Fund's NAV per share, and of the investment return to Shareholders, than a comparable portfolio without leverage;

■

the possibility either that Share distributions will fall if the interest and other costs of leverage rise, or that distributions paid on Shares will fluctuate because such costs vary over time; and

■

the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the Fund's NAV per share than if the Fund were not leveraged.

In addition, the counterparties to the Fund's leveraging transactions will have priority of payment over the Fund's Shareholders.

The Fund may create leverage directly or indirectly by engaging in borrowing for other than temporary, defensive, or emergency purposes, investing in certain derivatives including total return swaps (including contracts for difference), credit default swaps, and forward currency contracts (including non-deliverable forwards), and engaging in forward-commitment transactions. The Fund's use of such transactions gives rise to associated leverage risks described above, and may adversely affect the Fund's income, distributions and total returns to Shareholders. The Fund manages some of its derivative positions by segregating (which may include earmarking) an amount of cash or liquid securities equal to the notional value or the market value, as applicable, of those positions. See "Risk Considerations—Segregation Risk." The Fund may also offset derivatives positions against one another or against other assets to manage effective market exposure resulting from derivatives in its portfolio. To the extent that any offsetting positions do not correlate with one another as expected, the Fund may perform as if it is leveraged through use of these derivative strategies.

The fees received by the Manager and the Sub-Advisor are based on the average daily managed assets of the Fund (which include any assets attributable to leverage). Therefore, the Manager and the Sub-Advisor have a financial incentive to cause the Fund to use leverage (e.g., borrowings) or to issue preferred shares, which may create a conflict of interest between the Manager and Sub-Advisor, on the one hand, and the Shareholders, on the other hand.  The Fund may face additional risks, depending on the type of leverage used. See, e.g., "Risk Considerations—Counterparty Risk" and "Risk Considerations—Derivatives Risk."

LIBOR Risk
The Fund's investments, payment obligations and financing terms may be based on floating rates, such as London Interbank Offer Rate ("LIBOR"), Euro Interbank Offered Rate and other similar types of reference rates (each, a "Reference Rate"). "). In June 2017, the Alternative Reference Rates Committee, a group of large U.S. banks working with the Federal Reserve, announced its selection of a new Secured Overnight Financing Rate ("SOFR"), which is intended to be a broad measure of overnight U.S. Treasury repurchase agreement rates, as an appropriate replacement for U.S. dollar LIBOR. The Federal Reserve Bank of New York began publishing the SOFR in 2018, with the expectation that it could be used on a voluntary basis in new instruments and transactions. Bank working groups and regulators in other countries have suggested other alternatives for their markets to replace sterling LIBOR. On July 27, 2017, the Chief Executive of the UK Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that the FCA will no longer persuade nor require banks to submit rates for the calculation of LIBOR and certain other Reference Rates after 2021. Such announcement indicates that the continuation of LIBOR and other Reference Rates on the current basis cannot and will not be guaranteed after 2021. This announcement and any additional regulatory or market changes may have an adverse impact on the Fund or its investments, including increased volatility or illiquidity in markets for instruments that rely on LIBOR.

In advance of 2021, regulators and market participants are working together to identify or develop successor Reference Rates. Additionally, prior to 2021, it is expected that market participants will focus on the transition mechanisms by which the Reference Rates in existing contracts or instruments may be amended, whether through marketwide protocols, fallback contractual provisions, bespoke negotiations or amendments or otherwise. Nonetheless, the termination of certain Reference Rates presents risks to the Fund. At this time, it is not possible to completely identify or predict the effect of any such changes, any establishment of alternative Reference Rates or any other reforms to Reference Rates that may be enacted in the UK or elsewhere. The elimination of a Reference Rate or any other changes or reforms to the determination or supervision of Reference Rates could have an adverse impact on the market for or value of any securities or payments linked to those Reference Rates and other financial obligations held by the Fund or on its overall financial condition or results of operations. In addition, any substitute Reference Rate and any pricing adjustments imposed by a regulator or by counterparties or otherwise may adversely affect the Fund's performance and/or NAV.

Prospectus – Investment Objective, Strategies, and Risks	45

Litigation, Bankruptcy and Other Proceedings Risk
Investments in stressed, distressed or bankrupt companies include a material risk of involving the Fund in a related litigation. Such litigation can be time consuming and expensive, and can frequently lead to unpredicted delays or losses. Litigation expenses, including payments pursuant to settlements or judgments, generally will be borne by the Fund.

There are a number of significant risks when investing in companies involved in bankruptcy or other reorganization proceedings, and many events in a bankruptcy are the product of contested matters and adversary proceedings which are beyond the control of the creditors. A bankruptcy filing may have adverse and permanent effects on a company. Further, if the proceeding is converted to a liquidation, the liquidation value of the company may not equal the liquidation value that was believed to exist at the time of the investment. In addition, the duration of a bankruptcy or other reorganization proceeding is difficult to predict. A creditor's return on investment can be impacted adversely by delays while a plan of reorganization is being negotiated, approved by the creditors, confirmed by the bankruptcy court (if applicable), and becomes effective. In bankruptcy, certain claims, such as claims for taxes, wages and certain trade claims, may have priority by law over the claims of certain creditors and administrative costs in connection with a bankruptcy proceeding are frequently high and will be paid out of the debtor's estate prior to any return to creditors.

Certain fixed-income securities invested in by the Fund could be subject to U.S. federal, state or non-U.S. bankruptcy laws or fraudulent transfer or conveyance laws if such securities were issued with the intent of hindering, delaying or defrauding creditors or, in certain circumstances, if the issuer receives less than reasonably equivalent value or fair consideration in return for issuing such securities. If a court were to find that the issuance of the securities was a fraudulent transfer or conveyance, the court could void the payment obligations under the securities, further subordinate the securities to other existing and future indebtedness of the issuer or require the Fund to repay any amounts received by it with respect to the securities. In the event of a finding that a fraudulent transfer or conveyance occurred, the Fund may not receive any payment on the securities. If the Fund, the Manager or the Sub-Advisor is found to have interfered with the affairs of a company in which the Fund holds a debt investment, to the detriment of other creditors or common stockholders of such company, the Fund may be held liable for damages to injured parties or a bankruptcy court. While the Fund will attempt to avoid taking the types of action that would lead to such liability, there can be no assurance that such claims will not be asserted or that the Fund will be able to successfully defend against them. Moreover, such debt may be disallowed or subordinated to the claims of other creditors or treated as equity.

Insofar as the Fund's portfolio includes obligations of non-United States obligors, the laws of certain foreign jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above or under different circumstances, with consequences that may or may not be analogous to those described above under U.S. federal or state laws. Changes in bankruptcy laws (including U.S. federal and state laws and applicable non-United States laws) may adversely impact the Fund's securities.

Liquidity Risk
The Fund's investments are subject to liquidity risk. To the extent consistent with the applicable liquidity requirements for interval funds set forth in Rule 23c-3 under the Investment Company Act, the Fund may invest without limit in illiquid securities. When there is little or no active trading market for specific types of securities, such as high-yield obligations and other derivative instruments, it can become more difficult to purchase or sell the securities at or near their perceived value. During such periods, certain investments held by the Fund may be difficult or impossible to purchase or sell at favorable times or prices. As a result, the Fund may have to lower the price on certain securities that it is trying to sell, sell other securities instead or forgo an investment opportunity, any of which could have a negative effect on Fund management or performance. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. An inability to sell a portfolio position can adversely affect the Fund's NAV or prevent the Fund from being able to take advantage of other investment opportunities. The Fund could lose money if it is unable to dispose of an investment at a time that is most beneficial to the Fund. Judgment plays a greater role in pricing illiquid investments than investments with more active markets.

Bond markets have consistently grown over the years while the capacity for traditional dealer counterparties to engage in fixed income trading has not kept pace and in some cases has decreased.  The market-making capacity of dealers in certain types of securities has been reduced in recent years, in part as a result of structural and regulatory changes, such as fewer proprietary trading desks and increased regulatory capital requirements for broker-dealers. Further, many broker-dealers have reduced their inventory of certain debt securities. This could negatively affect the Fund's ability to buy or sell debt securities and increase the related volatility and trading costs. Such issues may be exacerbated during periods of economic uncertainty. In such cases, the Fund, due to the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that the Fund's principal investment strategies involve securities of companies with smaller market capitalizations, foreign (non-U.S.) securities, Rule 144A securities, loans, illiquid sectors of fixed income securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk.

Further, fixed income securities with longer maturities face heightened levels of liquidity risk as compared to fixed income securities with shorter maturities. Many of the Fund's investments may be illiquid. Illiquid securities may become harder to value, especially in changing markets. See "Risk Considerations—Valuation Risk." The risks associated with illiquid instruments may be particularly acute in situations in which the Fund's operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. See "Risk Considerations – Repurchase Offers Risk/Interval Fund Risk." It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.

Loan Origination Risk
The Fund may seek to originate loans. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments being over-concentrated in certain borrowers. The results of the Fund's operations depend on several factors, including the availability of opportunities for the origination or acquisition of target investments, the level and volatility of interest rates, the availability of adequate short and long-term financing, conditions in the financial markets and economic conditions. Further, the Fund's inability to raise capital and the risk of portfolio company defaults may materially and adversely affect the Fund's investment originations, business, liquidity, financial condition, results of operations and its ability to make distributions to its Shareholders. In addition, competition for originations of and investments in the Fund's target investments may lead to the price of such assets increasing, which may further limit its ability to generate desired returns. Also, as a result of this competition, desirable investments in the Fund's target investments may be limited in the future and the Fund may not be able to take advantage of attractive investment opportunities from time to time, as the Fund can provide no assurance that the Sub-Advisor will be able to identify and make investments that are consistent with its investment objective.

Loans Secured by Real Estate Risk
The Fund may invest in loans secured by real estate (other than mortgage-backed securities) and may, as a result of default, foreclosure or otherwise, hold real estate assets. Special risks associated with such investments include changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), competition based on rental rates, attractiveness and location of the properties, changes in the financial condition

46	Prospectus – Investment Objective, Strategies, and Risks

of tenants, and changes in operating costs. Real estate values also are affected by such factors as government regulations (including those governing usage, improvements, zoning and taxes), interest rate levels, the availability of financing and potential liability under changing environmental and other laws.

Market Risk
Conditions in the U.S. and many foreign economies have resulted, and may continue to result, in certain instruments experiencing unusual liquidity issues, increased price volatility and, in some cases, credit downgrades and increased likelihood of default. These events have reduced the willingness and ability of some lenders to extend credit, and have made it more difficult for some borrowers to obtain financing on attractive terms, if at all. In some cases, traditional market participants have been less willing to make a market in some types of debt instruments, which has affected the liquidity of those instruments. During times of market turmoil, investors tend to look to the safety of securities issued or backed by the U.S. Treasury, causing the prices of these securities to rise and the yields to decline. Reduced liquidity in fixed income and credit markets may negatively affect many issuers worldwide. In addition, global economies and financial markets are becoming increasingly interconnected, which increases the possibility that conditions in one country or region might adversely impact issuers in a different country or region. A rise in protectionist trade policies, slowing global economic growth, risks associated with the United Kingdom's vote to leave the European Union ("EU"), the risk of a "trade war" between the United States and China, and the possibility of changes to some international trade agreements, could affect the economies of many nations, including the United States, in ways that cannot necessarily be foreseen at the present time.

In response to the financial crisis, the U.S. and other governments, the Federal Reserve, and certain foreign central banks have taken steps to support financial markets. In some countries where economic conditions are recovering, they are nevertheless perceived as still fragile. Withdrawal of government support, failure of efforts in response to the crisis, or investor perception that such efforts are not succeeding, could adversely impact the value and liquidity of certain securities. The severity or duration of adverse economic conditions may also be affected by policy changes made by governments or quasi-governmental organizations, including changes in tax laws. The impact of new financial regulation legislation on the markets and the practical implications for market participants may not be fully known for some time. Regulatory changes are causing some financial services companies to exit long-standing lines of business, resulting in dislocations for other market participants. In addition, political and governmental events within the United States and abroad, such as the U.S. government's inability at times to agree on a long-term budget and deficit reduction plan, the threat of a federal government shutdown and threats not to increase the federal government's debt limit, may affect investor and consumer confidence and may adversely impact financial markets and the broader economy, perhaps suddenly and to a significant degree. The U.S. government has reduced the federal corporate income tax rate, and future legislative, regulatory and policy changes may result in more restrictions on international trade, less stringent prudential regulation of certain players in the financial markets, and significant new investments in infrastructure and national defense. Markets may react strongly to expectations about the changes in these policies, which could increase volatility, especially if the market's expectations for changes in government policies are not borne out.

Changes in market conditions will not have the same impact on all types of securities. Interest rates have been unusually low in recent years in the United States and abroad. Because there is little precedent for this situation, it is difficult to predict the impact of a significant rate increase on various markets. For example, because investors may buy securities or other investments with borrowed money, a significant increase in interest rates may cause a decline in the markets for those investments. Regulators have expressed concern that rate increases may cause investors to sell fixed income securities faster than the market can absorb them, contributing to price volatility. In addition, there is a risk that the prices of goods and services in the U.S. and many foreign economies may decline over time, known as deflation (the opposite of inflation). Deflation may have an adverse effect on stock prices and creditworthiness and may make defaults on debt more likely. If a country's economy slips into a deflationary pattern, it could last for a prolonged period and may be difficult to reverse.

The precise timing and the resulting impact of the United Kingdom's departure from the EU, commonly referred to as "Brexit," are not yet known. The effect on the United Kingdom's economy will likely depend on the nature of trade relations with the EU and other major economies following its exit, which are matters to be negotiated. The outcomes may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time, which could significantly adversely affect the value of the Fund's investments in the United Kingdom and Europe.

Model and Data Risk
The success of the Sub-Advisor's investment strategies depends on the effectiveness of its research models for screening assets for investment. Models and data are used to screen potential investments for the Fund. When models or data prove to be incorrect or incomplete, any decisions made in reliance thereon expose the Fund to potential risks. Securities selected using models or data can react differently to issuer, political, market, and economic developments than the market as a whole or securities selected using only fundamental analysis, which could adversely affect value. Some of the models used by the Sub-Advisor are predictive in nature. The use of predictive models has inherent risks. Because predictive models are usually constructed based on historical data supplied by third parties, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data. Data for some companies, particularly non-U.S. companies, may be less available and/or less current than data for other companies. In addition, factors that affect a security's value can change over time and these changes may not be reflected in the models. There can be no assurance that the models are complete, accurate, or representative of future market cycles, nor that they will always be beneficial to the Fund if they are accurate. Additionally, programs may become outdated or experience malfunctions which may not be identified by the sub-advisor and therefore may also result in losses to the Fund. These models may negatively affect Fund performance for various other reasons, including human judgment, inaccuracy of historical data and non-quantitative factors (such as market or trading system dysfunctions, investor fear or overreaction).

Assets selected using models and programs can react differently to issuer, political, market, and economic developments than the market as a whole or as compared to securities selected using only fundamental analysis, which could adversely affect value. Factors that affect an asset's value can change over time and these changes may not be reflected in the quantitative model. The data used to build the model is extremely complex and involves financial, economic, econometric and statistical theories which are then translated into computer code to create the applicable program. Human judgment plays a role in building, utilizing, testing and modifying the financial algorithms and formulas used in these models. Additionally, the data, which is typically supplied by third parties, can be imprecise or become stale due to new events or changing circumstances. Market performance can be affected by non-quantitative factors (for example, investor fear, over-reaction or other emotional considerations) that are not easily integrated into modeling programs. There may also be errors in the code for the models or issues relating to the computer systems used to screen securities. The Sub-Advisor's security selection can be adversely affected if it relies on erroneous or outdated data, and there is a risk that the finished model may contain errors; one or more of which could adversely affect the Fund's performance.

Mortgage Backed and Mortgage Related Securities Risk
Investments in mortgage-backed and mortgage related securities are subject to market risks for fixed-income securities which include, but are not limited to, interest rate risk, credit risk, extension risk and prepayment risk. Moreover, declines in the credit quality of the issuers of mortgage-backed and mortgage related securities or instability in the markets for such securities may affect the value and liquidity of such securities, which could result in losses to the Fund. The market prices for such securities are not guaranteed and will fluctuate. In addition, many mortgage-backed securities in which the Fund invests may be

Prospectus – Investment Objective, Strategies, and Risks	47

difficult to value and may be deemed illiquid. Mortgage-backed securities may have the effect of magnifying the Fund's exposure to changes in the value of the underlying mortgages and may also result in increased volatility in the Fund's NAV.

The mortgage-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying mortgages and the servicing of those mortgages. Thus, there is also the risk that the underlying debt securities will default. Certain mortgage-backed and mortgage related securities may include securities backed by pools of loans made to "subprime" borrowers or borrowers with blemished credit histories; the risk of defaults is generally higher in the case of mortgage pools that include such subprime mortgages. Additionally, circumstances could arise that would prevent the payment of interest or principal. Market factors adversely affecting mortgage loan repayments may include a general economic turndown, high unemployment, a general slowdown in the real estate market, a drop in the market prices of real estate, or an increase in interest rates resulting in higher mortgage payments by holders of adjustable rate mortgages. This could result in losses to the Fund. In the event of default, the holder of a mortgage-backed security may not have a security interest in the underlying collateral, and even if such a security interest exists, the recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. Payment of interest and repayment of principal on mortgage-backed securities, as well as the return associated with an equity investment in a mortgage-backed security, is largely dependent upon the cash flows generated by the underlying mortgages backing the securities. Delinquencies and liquidation proceedings are more likely with sub-prime mortgage loans than with mortgage loans that satisfy customary credit standards. If a residential mortgage loan is in default, foreclosure of such residential mortgage loan may be a lengthy and difficult process, and may involve significant expenses. The real estate loans backing the mortgage-backed securities and other investments may be subject to various laws enacted in the jurisdiction or state of the borrower for the protection of creditors. If an unpaid creditor files a lawsuit seeking payment, the court may invalidate all or part of the borrower's debt as a fraudulent conveyance, subordinate such indebtedness to existing or future creditors of the borrower or recover amounts previously paid by the borrower in satisfaction of such indebtedness, based on certain tests for borrower insolvency and other facts and circumstances, which may vary by jurisdiction. There can be no assurance as to what standard a court would apply in order to determine whether the borrower was "insolvent" after giving effect to the incurrence of the indebtedness constituting the mortgage backing the mortgage-backed securities and other investments, or that regardless of the method of valuation, a court would not determine that the borrower was "insolvent" after giving effect to such incurrence. In addition, in the event of the insolvency of a borrower, payments made on such mortgage loans could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year and one day) before insolvency. Furthermore, the market for defaulted residential mortgage loans or foreclosed properties may be very limited.

The failure of servicers to effectively service the loans and/or pools thereof in which the Fund has an investment would materially and adversely affect the Fund. Most loans and securitizations thereof require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. The servicer quality is of significant importance in the management of mortgage loans (or pools thereof) and default issues related thereto. In the case of pools of securitized loans, servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance, interest payments may be interrupted even on more senior securities. Servicers may also advance more than is in fact recoverable once a defaulted loan is disposed, and the loss to the trust may be greater than the outstanding principal balance of that loan.

The mortgage markets in the United States and in various foreign countries have experienced extreme difficulties in the past that adversely affected the performance and market value of certain mortgage-related investments. Should similar market events occur, delinquencies and losses on residential and commercial mortgage loans (especially subprime and second-lien mortgage loans) may increase again, and a decline in or flattening of housing and other real property values may exacerbate such delinquencies and losses. Borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. In addition, a number of mortgage loan originators have experienced serious financial difficulties or bankruptcy. As a result, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.

Residential Mortgage-Backed Securities. At any one time, a portfolio of RMBS may be backed by residential mortgage loans with disproportionately large aggregate principal amounts secured by properties in only a few states or regions in the United States or in only a few foreign countries. As a result, the residential mortgage loans may be more susceptible to geographic risks relating to such areas, such as adverse economic conditions, adverse political changes, adverse events affecting industries located in such areas and natural hazards affecting such areas, than would be the case for a pool of mortgage loans having more diverse property locations. Residential mortgage loans in an issue of RMBS may be subject to various U.S. federal and state laws, foreign laws, public policies and principles of equity that protect consumers which, among other things, may regulate interest rates and other fees, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information, and regulate debt collection practices. In addition, a number of legislative proposals have been introduced in the United States at both the federal, state, and municipal level that are designed to discourage predatory lending practices. Violation of such laws, public policies, and principles may limit the servicer's ability to collect all or part of the principal or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and administrative enforcement. Any such violation could also result in cash flow delays and losses on the related issue of RMBS. RMBS may have structural characteristics that distinguish them from other asset-backed securities. The rate of interest payable on RMBS may be set or effectively capped at the weighted average net coupon of the underlying mortgage loans themselves. As a result of this cap, the return to investors is dependent on the relative timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. The Servicemembers Civil Relief Act of 2003 provides relief for soldiers and members of the reserve called to active duty by capping the interest rates on their mortgage loans at 6% per annum. Certain RMBS may provide for the payment of only interest for a stated period of time.

Commercial Mortgage-Backed Securities. Investments in CMBS are subject to various risks and uncertainties, including credit, market, interest rate, structural and legal risks. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities. These risks may be magnified by volatility in the credit and commercial real estate markets. The investment characteristics of CMBS differ from traditional debt securities in a number of respects, and are similar to the characteristics of structured credit products in which investors participate through a trust or other similar conduit arrangement. Commercial mortgage loans are obligations of the borrowers thereunder and are not typically insured or guaranteed by any other person or entity. At any one time, a portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties in only a few states, regions or foreign countries. As a result, such investments may be more susceptible to geographic risks relating to such areas, including adverse economic conditions, declining home values, adverse events affecting industries located in such areas and other factors beyond the control of the Sub-Advisor relative to investments in multi-issuer CMBS or a pool of mortgage loans having more diverse property locations. Additionally, at any one time, the Fund's portfolio of CMBS may be backed by commercial mortgage loans disproportionately secured by properties of a specific asset class, such as hospitality, multi-

48	Prospectus – Investment Objective, Strategies, and Risks

family, retail, industrial, office or other properties. CMBS backed by these asset classes may underperform during any period of time, including for long periods. If the Fund's portfolio is concentrated in any investments secured by such underperforming asset class, the Fund's portfolio would be expected to underperform the broader CMBS market.

Privately Issued Mortgage-Related Securities. Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics.

Non-Diversification Risk
Since the Fund is non-diversified, it may invest a high percentage of its assets in a limited number of issuers. When the Fund invests in a relatively small number of issuers it may be more susceptible to risks associated with a single economic, political or regulatory occurrence than a more diversified portfolio might be. Some of those issuers may also present substantial credit or other risks. Since the Fund is non-diversified, its NAV per share and total return may also fluctuate more or be subject to declines in weaker markets than a diversified fund. Investments in securities of a limited number of issuers exposes the Fund to greater market risk, price volatility and potential losses than if assets were diversified among the securities of a greater number of issuers.

Other Investment Companies Risk
The Fund may invest in shares of other registered investment companies, including money market funds that are advised by the Manager. To the extent that the Fund invests in shares of other registered investment companies, the Fund will indirectly bear fees and expenses, including for example, advisory and administrative fees, charged by those investment companies in addition to the Fund's direct fees and expenses and will be subject to the risks associated with investments in those companies. For example, the Fund's investments in money market funds are subject to interest rate risk, credit risk, and market risk. The Fund must rely on the investment company in which it invests to achieve its investment objective. If the investment company fails to achieve its investment objective, the value of the Fund's investment may decline, adversely affecting the Fund's performance. To the extent the Fund invests in other investment companies that invest in equity securities, fixed income securities and/or foreign securities, or that track an index, the Fund is subject to the risks associated with the underlying investments held by the investment company or the index fluctuations to which the investment company is subject. Shareholders also would be exposed to the risks associated with money market funds and the portfolio investments of such money market funds, including the risk that a money market fund's yield will be lower than the return that the Fund would have derived from other investments that provide liquidity. Although a money market fund is designed to be a relatively low risk investment, it is not free of risk. Despite the short maturities and high credit quality of a money market fund's investments, increases in interest rates and deteriorations in the credit quality of the instruments the money market fund has purchased may reduce the money market fund's yield and can cause the price of a money market security to decrease. In addition, a money market fund is subject to the risk that the value of an investment may be eroded over time by inflation.

Prepayment Risk
When interest rates fall, borrowers will generally repay the loans that underlie certain debt securities, especially mortgage-related and other types of asset backed securities, more quickly than expected, causing the issuer of the security to repay the principal prior to the security's expected maturity date. The Fund may need to reinvest the proceeds at a lower interest rate, reducing its income. Securities subject to prepayment risk generally offer less potential for gains when prevailing interest rates fall. In general, "premium" securities (securities whose market values exceed their principal or par amounts) are adversely affected by faster than anticipated prepayments. Because many fixed-rate obligations will be premium instruments when interest rates and/or spreads are low, such debt instruments and asset-backed instruments may be adversely affected by changes in prepayments in any interest rate environment. If the Fund buys those securities at a premium, accelerated prepayments on those securities could cause the Fund to lose a portion of its principal investment. The impact of prepayments on the price of a security may be difficult to predict and may increase the security's price volatility. Variable and floating rate securities may be less sensitive to prepayment risk. RMBS may be particularly susceptible to prepayment risks, as they generally do not contain prepayment penalties.

Private Placements Risk
Certain of the instruments in which the Fund may invest are restricted securities in that their disposition is restricted by the federal securities laws or otherwise, such as securities offered in a private placement pursuant to Section 4(a)(2) of the Securities Act. A private placement involves the sale of securities that have not been registered under the Securities Act or relevant provisions of applicable non-U.S. law to certain institutional and qualified individual purchasers, such as the Fund. In addition to the general risks to which all securities are subject, restricted securities may not be listed on a national securities exchange and may have no active trading market. They may be more difficult to purchase or sell at an advantageous time or price because such securities may not be readily marketable in broad public markets. See "Risk Considerations—Liquidity Risk." The Fund may not be able to sell a Section 4(a)(2) security when the Sub-Advisor considers it desirable to do so and/or may have to sell the security at a lower price than the Fund believes is its fair market value. Although there is a substantial institutional market for Section 4(a)(2) securities, it is not possible to predict exactly how the market for such securities will develop. A Section 4(a)(2) security that was liquid at the time of purchase may subsequently become illiquid. In addition, transaction costs may be higher for restricted securities and the Fund may receive only limited information regarding the issuer of a restricted security, so it may be less able to predict a loss. The Fund may have to bear the expense of registering Section 4(a)(2) securities for resale and the risk of substantial delays in effecting the registration. If, during such a delay, adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed at the time it decided to seek registration of the security.

One effect of Rule 144A is that certain restricted securities may be considered liquid, though no assurance can be given that a liquid market for Rule 144A Securities will develop or be maintained. However, where a substantial market of qualified institutional buyers has developed for certain unregistered securities purchased by the Fund pursuant to Rule 144A under the Securities Act, the Fund intends to treat such securities as liquid securities in accordance with procedures approved by the Board. Because it is not possible to predict with assurance how the market for Rule 144A Securities will develop, the Board has directed the Manager and/or the Sub-Advisor to monitor carefully the Fund's investments in such securities with particular regard to trading activity, availability of reliable price information and other relevant information. To the extent that, for a period of time, qualified institutional buyers cease purchasing restricted securities pursuant to Rule 144A, the Fund's investing in such securities may have the effect of increasing the level of illiquidity in its investment portfolio during such period. Private placements may also raise valuation risks. See "Risk Considerations—Valuation Risk."

Privately Issued Mortgage-Related Securities Risk
The Fund may invest in privately issued mortgage-related securities, which are pools created by non-governmental issuers without any direct or indirect government or agency guarantees of payment. Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms, including interest rate, term, size, purpose and borrower characteristics. Mortgage pools underlying privately issued mortgage-related securities more frequently include

Prospectus – Investment Objective, Strategies, and Risks	49

second mortgages, high loan-to-value ratio mortgages and manufactured housing loans, in addition to commercial mortgages and other types of mortgages where a government or government-sponsored entity guarantee is not available. The coupon rates and maturities of the underlying mortgage loans in a privately-issued mortgage-related securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had higher default rates than those loans that meet government underwriting requirements. The risk of non-payment is greater for mortgage-related securities that are backed by loans that were originated under weak underwriting standards, including loans made to borrowers with limited means to make repayment.

In addition, privately issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities held in the Fund's portfolio may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.

Real Estate Securities Risk
Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, casualty or condemnation losses, property tax value changes, differences in real estate market values, overbuilding and extended vacancies, increased competition, operating expenses, changes in environmental or zoning laws, changes in interest rates, costs of environmental clean-up or damages from natural disasters, cash flow fluctuations, adverse changes or fluctuations in the real estate market or economy more generally, changes in the financial resources of issuers/borrowers, energy and supply shortages, political events, changes in real property tax rates and/or tax credits, changes in the availability of debt financing and/or mortgage funds which may render the sale or refinancing of properties difficult or impracticable and defaults by borrowers and tenants, each of which are beyond the control of the Manager or Sub-Advisor. Real estate-related investments may also entail leverage and may be highly volatile.

Adverse economic, business or political developments affecting real estate could have a major effect on the value of the Fund's investments. Investing in securities issued by real estate and real estate-related companies may subject the Fund to risks associated with the direct ownership of real estate. Changes in interest rates, debt leverage ratios, debt maturity schedules, and the availability of credit to real estate companies may also affect the value of the Fund's investment in real estate securities. Real estate securities are dependent upon specialized management skills at the operating company level, have limited diversification and are, therefore, subject to risks inherent in operating and financing a limited number of properties. Real estate securities are also subject to heavy cash flow dependency and defaults by borrowers. The real estate industry tends to be cyclical. Such cycles may adversely affect the value of the Fund's portfolio. There can be no assurance that there will be a ready market for the resale of such investments because investments may not be liquid. Potential illiquidity may result from the absence of an established market for the investments, as well as legal or contractual restrictions on their resale by the Fund. The value of securities of companies which service the real estate business sector may also be affected by such risks.

Market conditions relating to real estate debt investments have evolved since the financial crisis, which has resulted in a modification to certain loan structures and/or market terms. For example, it has become increasingly difficult for real estate debt investors in certain circumstances to receive full transparency with respect to underlying investments because transactions are often effectuated on an indirect basis through pools or conduit vehicles rather than directly with the borrower. Any such changes in loan structures and/or market terms may make it relatively more difficult for the Fund to monitor and evaluate investments.

To the extent the Fund's investments are concentrated in particular geographical regions or types of real estate companies, the Fund may be subject to certain of these risks to a greater degree. The activity of identifying, completing and realizing attractive debt-oriented real estate investments is highly competitive and involves a high degree of uncertainty and risk. See "Availability of Investment Opportunities; Competition."

The Fund generally does not have a right to vote or to make decisions with respect to the administration of the mortgage-backed securities and other investments, or servicing of the commercial real estate loans that underlie the Fund's mortgage-backed securities and other investments. Investment decisions pertaining to issuers of underlying loans (including those serving as collateral for pools or tranches of mortgage-backed securities) will generally be made by the owners/developers of such properties, in the case of underlying loans generally, or one of the master servicer, special servicer, trustee or a controlling party, in the case of pools or tranches of mortgage-backed securities. Any decision made by one of those parties may not be in the best interest of the Fund and, even if that decision is determined to be in the Fund's best interests, may be contrary to the decision that the Fund would have made and may negatively affect the Fund's interests.

Recently-Organized/Smaller Fund Risk
A recently-organized and/or smaller fund's performance may not represent how such fund is expected to, or may, perform in the long term if and when it becomes larger and has fully implemented its investment strategies. Investment positions may have a disproportionate impact (negative or positive) on performance in a recently-organized and/or smaller fund, such as the Fund. Recently-organized and/or smaller funds may also require a period of time before they are invested in securities that meet their investment objectives and policies and they achieve a representative portfolio composition. Fund performance may be lower or higher during this "ramp-up" period, and may also be more volatile, than would be the case after the Fund is fully invested. Similarly, a recently-organized and/or smaller fund's investment strategy may require a longer period of time to show returns that are representative of the strategy. Recently-organized funds have limited performance histories for investors to evaluate and recently-organized and/or smaller funds may not attract sufficient assets to achieve investment and trading efficiencies. If a recently-organized and/or smaller fund were to fail to successfully implement its investment strategies or achieve its investment objectives, performance may be negatively impacted, and any resulting liquidation could create negative transaction costs for the fund and adverse federal income tax consequences for investors.

Regulatory Changes Risk
Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws may be enacted, and new (or revised) regulations may be imposed by the Commodity Futures Trading Commission ("CFTC"), the SEC, the Internal Revenue Service ("IRS"), the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.

The Dodd-Frank Act contains changes to the previous regulatory structure in the U.S. and is intended to establish rigorous oversight standards to protect the U.S. economy and American consumers, investors and businesses, including provisions that significantly alter the regulation of commodity interests and comprehensively regulate the OTC derivatives markets for the first time in the United States. The Dodd-Frank Act and the rules that have been or will be promulgated thereunder by relevant regulators may negatively impact the ability of the Fund to meet its investment objective either through limits or requirements imposed on it or upon its counterparties. Federal regulatory agencies are in the process of developing regulations to implement many of the Dodd-Frank Act's provisions, so the full impact and compliance burden on the Fund, the markets or instruments in which the Fund invests or the

50	Prospectus – Investment Objective, Strategies, and Risks

counterparties with which the Fund conducts business is not yet clear and will not likely be clear for years to come. The effect of the Dodd-Frank Act or other regulatory change on the Fund, while impossible to predict, could be substantial, adverse and potentially limit or completely restrict the ability of the Fund to use derivative instruments as a part of its investment strategies, increase the costs of using these instruments or make them less effective.

Pursuant to the Dodd-Frank Act, the SEC and the CFTC have promulgated a broad range of new regulations with respect to security-based swaps (e.g., derivatives based on a single security or narrow-based securities index) which are regulated by the SEC, and other swaps which are regulated by the CFTC and the markets in which these instruments trade.

Under the Regulation 4.5 exclusion, in order to rely on the exclusion the Fund's commodity interests, other than those used for bona fide hedging purposes (as defined by the CFTC), must be limited such that the aggregate initial margin and premiums required to establish the positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are "in-the-money" at the time of purchase) do not exceed 5% of the Fund's NAV, or alternatively, the aggregate net notional value of the positions, determined at the time the most recent position was established, does not exceed 100% of the Fund's NAV (after taking into account unrealized profits and unrealized losses on any such positions). Further, to qualify for the exclusion in amended Regulation 4.5, the Fund must satisfy a marketing test, which requires, among other things, that the Fund not hold itself out as a vehicle for trading commodity interests. The Fund's ability to use these instruments also may be limited by federal income tax considerations.

As discussed below, the Manager is not registered as a CPO with respect to the Fund. See "Risk Considerations–Regulatory Risk–Regulation as a Commodity Pool." The Manager is also exempt from registration as a commodity trading advisor under CFTC Regulation 4.14(a)(8) with respect to the Fund.

The CFTC and the designated contract markets have also established position limits for futures and option contracts that may restrict the ability of the Fund, or the Manager or Sub-Advisor entering trades on the Fund's behalf, to make certain trading decisions.

The swaps market was largely unregulated prior to the enactment of the Dodd-Frank Act. It is possible that developments in the swaps market, including the issuance of final implementing regulations under the Dodd-Frank Act, could adversely affect the Fund's ability to enter into swaps in the OTC market (or require that certain of such instruments be exchange-traded and centrally-cleared), or require that the Fund support those trades with collateral, terminate new or existing swap agreements, or realize amounts to be received under such instruments.

In October 2015, the Federal Reserve, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Farm Credit Administration and the Federal Housing Financing Authority issued final rules that will require banks subject to their supervision to post and collect variation and initial margin in respect of their obligations arising under uncleared swap agreements. The CFTC soon after issued similar rules that would apply to CFTC registered swap dealers and major swap participants that are not subject to the jurisdiction of a banking regulator. Such rules, which became effective on March 1, 2017, will generally require the Fund to commit additional assets in order to meet the new variation margin requirements when they enter into uncleared swap agreements. The European Supervisory Authorities, various national regulators in Europe, the Australian Securities & Investment Commission, the Japanese Financial Services Agency and the Canadian Office of the Superintendent of Financial Institutions adopted rules and regulations that are similar to that of the Federal Reserve.

Separately, the CFTC also provided no-action relief allowing swap dealers to apply a minimum transfer amount ("MTA") of margin for uncleared swaps that is based upon a separately managed account ("SMA") for which an investment adviser for registered investment companies and other institutional investors is responsible, rather than having to calculate the MTA across all accounts of the investor. This relief is not time limited, and provides that the CFTC staff will not recommend an enforcement action against a swap dealer that does not comply with the MTA requirements in the CFTC's regulations with respect to one or more swaps with any legal entity that is the owner of more than one SMA, subject to the following conditions: (i) any such swaps are entered into with the swap dealer by an asset manager on behalf of an SMA owned by the legal entity pursuant to authority granted under an investment management agreement; (ii) the swaps of such SMA are subject to a master netting agreement that does not permit netting of initial or variation margin obligations across SMAs of the legal entity that have swaps outstanding with the swap dealer; and (iii) the swap dealer applies an MTA no greater than $50,000 to the initial and variation margin collection and posting obligations required of such SMA.

The CFTC has proposed position limits for certain swaps. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Manager and/or Sub-Advisor and their related parties may be aggregated for this purpose. Therefore, it is possible that the trading decisions of the Manager and/or Sub-Advisor may have to be modified and that positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the performance of the Fund.

Current credit risk retention requirements for asset backed securities imposed by rules implementing the Dodd-Frank Act may increase the costs to originators, securitizers, and, in certain cases, collateral managers of securitization vehicles in which the Fund may invest, which costs could be passed along to the Fund as an investor in such vehicles. In addition, the costs imposed by the risk retention rules on originators, securitizers and/or collateral managers may result in a reduction of the number of new offerings of asset-backed securities and thus in fewer investment opportunities for the Fund. A reduction in the number of new securitizations could also reduce liquidity in the markets for certain types of financial assets that are typically held by securitization vehicles, which in turn could negatively affect the returns on the Fund's investment in asset-backed securities.

As a result of recent political developments, some countries, including the U.S., are considering moving away from the tighter financial industry regulations that followed the 2008 financial crisis. These developments could lead to changes to the rules and regulations discussed above and could impact the Fund's ability to pursue its investment strategies.

Regulatory Risk — Regulation as a Commodity Pool
The Manager is not registered as a commodity pool operator ("CPO") with respect to the Fund in reliance on the delayed compliance date provided by No-Action Letter 12-38 of the Division of Swap Dealer and Intermediary Oversight ("Division") of the CFTC. Pursuant to this letter and the conditions set forth therein, the Manager is not required to register as a CPO, or rely on an exemption from registration, until six months from the date the Division issues revised guidance on the application of the calculation of the de minimis thresholds in the context of the CPO exemption in CFTC Regulation 4.5. In addition, the Manager has filed a notice claiming the CFTC Regulation 4.5 exclusion from CPO registration with respect to the Fund.  In the event the Manager fails to qualify for the exclusion and is required to register as a "commodity pool operator," the Manager will become subject to additional disclosure, recordkeeping and reporting requirements with respect to the Fund, which may increase the Fund's expenses.

Reinvestment Risk
Income from the Fund's portfolio will decline if and when the Fund invests the proceeds from matured, traded or called debt obligations at market interest rates that are below the portfolio's current earnings rate. For instance, during periods of declining interest rates, an issuer of debt obligations may exercise an option to redeem securities prior to maturity, forcing the Fund to invest in lower-yielding securities. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are

Prospectus – Investment Objective, Strategies, and Risks	51

overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on distribution levels, NAV per share and/or overall return of the Shares.

Repurchase Offers Risk/Interval Fund Risk
As described under "Periodic Repurchase Offers" herein, the Fund is a closed-end investment company structured as an "interval fund" and is designed for long-term investors. Unlike many closed-end investment companies, the Fund's Shares are not listed on any national securities exchange and are not publicly traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. In order to provide liquidity to Shareholders, the Fund, subject to applicable law, conducts quarterly offers to repurchase its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. In all cases, such repurchase offers will be for at least 5% and not more than 25% of its outstanding Shares at NAV per share, pursuant to Rule 23c-3 under the Investment Company Act. The Fund currently expects to conduct quarterly repurchase offers in the amount of 8% of its outstanding Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund's Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments (including by borrowing to obtain such investments), which may harm the Fund's investment performance. Moreover, a reduction in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), may increase the Fund's portfolio turnover, and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which in turn would reduce the Fund's NAV per share.  The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund's investments. The Fund believes that payments received in connection with the Fund's investments will generate sufficient cash to meet the maximum potential amount of the Fund's repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund's repurchase obligations, the Fund may, if necessary, sell investments, and is also permitted to borrow up to the maximum extent permitted under the Investment Company Act to meet such repurchase obligations.  If, as expected, the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund's expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional Shares so as to mitigate these effects. Repurchase of the Fund's Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund's performance, its net assets. A reduction in the Fund's net assets would increase the Fund's expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). If a repurchase offer is oversubscribed, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Shareholder may be subject to market and other risks, and the NAV per share of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV per share for tendered Shares is determined. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased shares, and potentially even for Shareholders that do not participate in the repurchase offer.

Risk of Investing in Certain Debt Obligations
There may be less readily available information about the Fund's investments in obligations that are not registered under the Securities Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act") and borrowers that are not subject to the periodic reporting requirements of Section 13 of the Exchange Act. Additionally, to the extent that certain obligations are not considered "securities," purchasers, such as the Fund, may not be entitled to rely on the anti-fraud provisions of the federal securities laws.

Risk of Participation on Creditors Committees
Generally, when the Fund holds bonds or other similar fixed income securities of an issuer, the Fund becomes a creditor of the issuer. As a creditor of an issuer, the Fund may be subject to challenges related to the securities that it holds, either in connection with the bankruptcy of the issuer or in connection with another action brought by other creditors of the issuer, shareholders of the issuer or the issuer itself (collectively, "restructuring transactions"). Although under no obligation to do so, the Fund may from time to time have an opportunity to consider negotiating or otherwise participating in the restructuring of the Fund's portfolio investment or the issuer of such investment. The Fund may, based on considerations that would be in the best interest of the Fund, negotiate or otherwise participate in a restructuring transaction. The Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may subject the Fund to expenses such as legal fees and may make the Fund an "insider" of the issuer for purposes of the federal securities laws, and therefore may restrict the Fund's ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so. Participation by the Fund on such committees also may expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors. Further, the Sub-Advisor has the general authority, subject to the above-mentioned procedures, to represent the Fund on creditors' committees (or similar committees) or otherwise in connection with a restructuring transaction.

Sector Risk
To the extent the Fund invests more heavily in particular sectors, its performance will be especially sensitive to developments and economic conditions that significantly affect those sectors. Individual sectors may move up and down more than the broader market. The industries that constitute a sector may all react in the same way to economic, political or regulatory events. The Fund may, at times be substantially over-weighted in certain economic sectors and under-weighted in others. Accordingly, the Fund's performance is likely to be disproportionately affected by the factors influencing those sectors.

Secured, Partially Secured and Unsecured Obligation Risk
Debt obligations may be secured, partially secured or unsecured. Debt obligations that are secured with specific collateral of the borrowing entity provide the holder with a claim on that collateral in the event that the borrower does not pay scheduled interest or principal that is senior to that held by any unsecured creditors, subordinated debt holders and stockholders of the borrower. Obligations that are fully secured offer the Fund more protection than a partially secured or unsecured obligation in the event of such non-payment of scheduled interest or principal.

Interests in secured obligations have the benefit of collateral and, typically, of restrictive covenants limiting the ability of the borrower to further encumber its assets. However, there is no assurance that the liquidation of collateral from a secured obligation would satisfy the borrower's obligation, or that the collateral could be liquidated. Furthermore, there is a risk that the value of any collateral securing an obligation in which the Fund has an interest may decline and that the collateral may not be sufficient to cover the amount owed on the obligation. In the event the borrower defaults, the Fund's access to the collateral may be limited or delayed by bankruptcy or other insolvency laws. In addition, the collateral securing the obligation may not be recognized for a variety of reasons, including the failure to make required filings by lenders, trustees or other responsible parties and, as a result, the Fund may not have priority over other creditors as anticipated. Further, in the event of a default, second lien secured loans will generally be paid only if the value of the collateral exceeds the

52	Prospectus – Investment Objective, Strategies, and Risks

amount of the borrower's obligations to the first lien secured lenders, and the remaining collateral may not be sufficient to cover the full amount owed on the loan in which the Fund has an interest. In addition, if a secured loan is foreclosed, the Fund would likely bear the costs and liabilities associated with owning and disposing of the collateral. The collateral may be difficult to sell and the Fund would bear the risk that the collateral may decline in value while the Fund is holding it.

If an obligation in which the Fund invests is foreclosed, the Fund could become owner, in whole or in part, of any collateral, which could include, among other assets, real estate or other real or personal property, and as a creditor would likely bear its pro rata costs and liabilities associated with owning and holding or disposing of the collateral. The collateral may be difficult to sell, and the Fund would bear the risk that the collateral may decline in value while the Fund is holding it.

In the case of second lien secured loans, such loans will generally be paid only if the value of the collateral exceeds the amount of the borrower's obligations to the first lien secured lenders. The remaining collateral may not be sufficient to cover the full amount owed on the second lien secured loan.

Some obligations in which the Fund may invest are only partially-secured or are unsecured. Unsecured debt, including senior unsecured debt and subordinated debt, is not secured by any collateral and is effectively subordinated to a borrower's secured indebtedness (to the extent of the collateral securing such indebtedness). With respect to unsecured obligations, the Fund lacks any collateral on which to foreclose to satisfy its claim in whole or in part. Such instruments generally have greater price volatility than that of fully secured holdings and may be less liquid. There is a possibility that originators will not be able to sell participations in unsecured loans. Because loan participations typically represent direct participation, together with other parties, in a loan to a corporate borrower, through which the Fund would become a part lender, difficulty on the part of originators in selling participations could limit the number of parties participating and create greater credit risk exposure for the holders of such loans.

Securities Selection Risk
Securities selected by the Sub-Advisor or the Manager for the Fund may decline substantially in value or may not perform to expectations. The Sub-Advisor's judgments about the attractiveness, value and anticipated price movements of a particular asset class or individual security may be incorrect and there is no guarantee that individual securities will perform as anticipated. Certain securities or other instruments in which the Fund seeks to invest may not be available in the quantities desired. In addition, regulatory restrictions, actual or potential conflicts of interest or other considerations may cause the Sub-Advisor or the Manager to restrict or prohibit participation in certain investments. In such circumstances, the Sub-Advisor or the individual portfolio managers may determine to purchase other securities or instruments as substitutes. Such substitute securities or instruments may not perform as intended, which could result in losses to the Fund. To the extent the Fund employs strategies targeting perceived pricing inefficiencies, arbitrage strategies or similar strategies, it is subject to the risk that the pricing or valuation of the securities and instruments involved in such strategies may change unexpectedly, which may result in reduced returns or losses to the Fund. Additionally, legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to the Sub-Advisor and each individual portfolio manager in connection with managing the Fund and may also adversely affect the ability of the Fund to achieve its investment objective. There also can be no assurance that all of the personnel of the Sub-Advisor will continue to be associated with Sub-Advisor for any length of time. The loss of the services of one or more key employees of the Sub-Advisor could have an adverse impact on the Fund's ability to realize its investment objective.  It may not be possible to predict, or to hedge against, a widening in the yield spread of the securities selected by the Sub-Advisor. This could result in the Fund's underperformance compared to other funds with a similar investment objective.

Segregation Risk
In connection with certain transactions that may give rise to future payment obligations, the Fund may be required to maintain a segregated amount of, or otherwise earmark, cash or liquid securities to cover the position. These segregated or earmarked securities cannot be sold while the position or transaction they are covering is outstanding, unless they are replaced with other securities of equal value. There is the possibility that the segregation or earmarking of a large percentage of the Fund's assets may, in some circumstances, limit the Fund's ability to take advantage of investment opportunities as they arise.

Senior, Mezzanine and Subordinated Obligation Risk
The Fund may invest in obligations that hold a senior position in the capital structure of the issuing entity. Under normal circumstances, senior obligations have priority of claim ahead of other obligations of the borrower in the event of liquidation. However, senior obligations may be subject to structural subordination, and they may be subordinated to certain obligations of the borrower or its subsidiaries (such as payroll expenses). Certain senior obligations, typically senior bank loans, also include restrictive covenants that must be maintained by the borrower.

The Fund may also invest in subordinated or mezzanine obligations including second and lower lien loans and the mezzanine and equity (or "first loss") tranches of CLO issues. Second lien loans are generally second in line in terms of repayment priority, and third lien loans, if applicable, would follow accordingly. Subordinated and mezzanine obligations are generally issued by entities whose capital structures have senior indebtedness ranking ahead of such obligations. The holders of subordinated and mezzanine obligations are generally more limited with respect to their rights to foreclose or exercise other rights of senior investors. In certain cases, no recovery may be available for such obligations. Due to their lower place in the borrower's capital structure, and possible unsecured or partially secured status (See "Risk Considerations—Secured, Partially Secured and Unsecured Obligation Risk"), subordinated and mezzanine obligations involve a higher degree of overall risk as compared to senior obligations of the same borrower, including credit, market, liquidity and interest rate risk, among others.

Small- and Mid-Capitalization Companies Risk
Investments in small- and mid- capitalization companies generally involve greater risks and the possibility of greater price volatility than investments in larger capitalization and more established companies. Small- and mid-capitalization companies often have narrower commercial markets and more limited operating history, product lines, distribution channels and managerial and financial resources than larger, more established companies. As a result, performance of small- and mid-capitalization companies can be more volatile, and these companies may face greater risk of business failure, which could increase the volatility of the Fund's portfolio. Generally, the smaller the company size, the greater these risks. Additionally, small- and mid-capitalization companies may have less market liquidity than larger capitalization companies, and they can be sensitive to changes in interest rates, borrowing costs and earnings. Generally, the smaller the company size, the greater these risks.

Stressed, Distressed, and Defaulted Securities Risk
The Fund may invest in the debt securities of financially stressed or distressed issuers, which are companies that are, or might be, involved in reorganizations or financial restructurings, either out of court or in bankruptcy. The Fund may also invest in debt securities of issuers that are in default or in bankruptcy. Investments in the securities of financially stressed or distressed issuers are speculative and involve substantial risks. These securities may present a substantial risk of default or may be in default at the time of investment. In addition, these securities may fluctuate more in price, and are typically less liquid than other higher-rated debt securities. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. The Fund is also subject to significant uncertainty as to when, and in what manner, and for what value obligations evidenced by securities of financially stressed or distressed issuers will eventually be satisfied (e.g., through a liquidation of the issuer's assets, an exchange offer or plan of reorganization, or a payment of some amount in satisfaction of the obligation). Even if an exchange offer is made or plan of reorganization is adopted with

Prospectus – Investment Objective, Strategies, and Risks	53

respect to stressed or distressed debt held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made or no value. Defaulted obligations might be repaid only after lengthy workout or bankruptcy proceedings during which the issuer might not make any interest or other payments. In any such proceeding relating to a defaulted obligation, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. Moreover, any securities received by the Fund upon completion of a workout or bankruptcy proceeding may be illiquid, speculative, or restricted as to resale. Similarly, if the Fund participates in negotiations with respect to any exchange offer or plan of reorganization with respect to the securities of a stressed or distressed issuer, the Fund may be restricted from disposing of such securities. To the extent that the Fund becomes involved in such proceedings, the Fund may have a more active participation in the affairs of the issuer than that assumed generally by an investor. Also among the risks inherent in investments in a troubled issuer is that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Sub-Advisor's judgments about the credit quality of a financially stressed or distressed issuer and the relative value of its securities may prove to be wrong.

The level of analytical sophistication, both financial and legal, necessary for successful investment in stressed or distressed assets is particularly high. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund's investments or the prospects for a successful reorganization or similar action in respect of any company. In any reorganization or liquidation proceeding relating to a company in which the Fund invests, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund's original investment and/or may be required to accept payment over an extended period of time. Troubled company investments and other stressed or distressed asset-based investments require active monitoring.

STRIPS and Zero Coupon Securities Risk
Separately traded registered interest and principal securities or "STRIPS" and zero coupon securities are securities that do not make periodic interest payments. Accordingly, zero coupon securities usually trade at a deep discount from their face or par value and are subject to greater fluctuations in market value in response to changing interest rates than debt obligations of comparable maturities that make current distribution of interest in cash. Because they do not pay coupon income, the prices of STRIPS and zero coupon obligations can be very volatile when interest rates change. Their value may fall more dramatically than the value of interest-bearing securities when interest rates rise. When prevailing interest rates fall, zero coupon securities tend to rise more rapidly in value because they have a fixed rate of return. There is a risk that STRIPS and zero coupon securities may not keep pace with inflation. In addition, an investment in STRIPS and zero coupon securities generally has a greater potential for complete loss of principal and/or return than an investment in debt securities that make periodic interest payments. Such investments are also more vulnerable to the creditworthiness of the issuer and any other parties upon which performance relies.

Structured Products Risk
The Fund may invest in securities backed by, or representing interests in, certain underlying instruments ("structured products"). The terms of the instrument may be determined or structured by the purchaser and the issuer of the instrument. The performance of structured products will be affected by a variety of factors, including its priority in the capital structure of the issuer, the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying receivables, loans or other assets that are being securitized, remoteness of those assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral and the capability of the servicer of the securitized assets.

Holders of structured products bear risks of the underlying investments, index or reference obligation and are subject to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product's administrative and other expenses. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. Structured products generally entail risks associated with derivative instruments.

Investments in structured products also involve credit risk and market risk. Certain structured products may be thinly traded or have a limited trading market, and may be characterized by the Fund as illiquid securities (see "Illiquid Securities Risk"). Where the Fund's investments in structured products are based upon the movement of one or more factors, including currency exchange rates, interest rates, reference bonds and share indices, depending on the factor used and the use of multipliers or deflators, changes in interest rates and movement of the factor may cause significant price fluctuations. Additionally, changes in the reference instrument or security may cause the interest rate on the structured product to be reduced to zero, and any further changes in the reference instrument may then reduce the principal amount payable on maturity.

Structured products are typically privately offered and sold. As a result, investments in structured products may be characterized by the Fund as illiquid securities. Structured products may be less liquid than other types of securities and more volatile than the reference instrument or security underlying the product.

Certain issuers of structured products may also be deemed to be "investment companies" as defined in the Investment Company Act. As a result, the Fund's investments in these structured products may be limited by the restrictions contained in the Investment Company Act. In addition, the Fund's investments in these products may be limited by the Fund's intention to qualify as a regulated investment company, and may limit the Fund's ability to so qualify.

Tax Risk and RIC-Related Risks of Investments Generating "Non-Qualifying Income"
The Fund has elected to be a "regulated investment company" ("RIC") under the Internal Revenue Code of 1986, as amended ("Code") and intends to qualify each taxable year to be treated as such. In order to qualify for such treatment, the Fund must meet certain asset diversification tests, derive at least 90% of its gross income for its taxable year from certain types of "qualifying income," and distribute to its Shareholders at least the sum of 90% of its "investment company taxable income," as that term is defined in the Code (which include, among other things, dividends, interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) and 90% of its net exempt interest income.

The Fund's investment strategies will potentially be limited by its intention to annually qualify for treatment as a RIC. The tax treatment of certain of the Fund's investments under one or more of the qualification or diversification tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS or a change in the law might affect the Fund's ability to qualify for such treatment.

U.S. federal income tax legislation enacted in 2017 has made substantial changes to U.S. federal income tax laws that could affect the amount, timing, and character of the Fund's distributions.

54	Prospectus – Investment Objective, Strategies, and Risks

If, for any taxable year, the Fund were to fail to qualify for treatment as a RIC, and were ineligible to or did not otherwise cure such failure, the Fund would be subject to federal income tax on its taxable income at the corporate rate (currently 21%) and, when such income is distributed, Shareholders would be subject to a further tax to the extent that the distribution is out of the Fund's current or accumulated earnings and profits.

Certain of the Fund's investments will require it to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in obligations that are treated as having "market discount" and/or original issue discount for federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its Shares or debt securities, or reduce new investments, to obtain the cash needed to make these distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; if the Fund realizes net capital gains from such liquidation transactions, its Shareholders would receive larger capital gain distributions than they would in the absence of such transactions.

Unrated Securities Risk
Because the Fund may purchase securities that are not rated by any rating organization, the Sub-Advisor, after assessing their credit quality, may internally assign ratings to certain of those securities in categories of those similar to those of rating organizations. Investing in unrated securities involves the risk that the Sub-Advisor may not accurately evaluate the security's comparative credit rating. Analysis of the creditworthiness of issuers of unrated securities may be more complex than for issuers of higher-quality debt obligations. To the extent that the Fund invests in unrated securities, the Fund's success in achieving its investment objective may depend more heavily on the Sub-Advisor's credit analysis than if the Fund invested exclusively in rated securities. Less public information is typically available about unrated securities or issuers. Some unrated securities may not have an active trading market or may be difficult to value, which means the Fund might have difficulty selling them promptly at an acceptable price. Unrated securities may also be subject to greater liquidity risk and price volatility.

Valuation Risk
This is the risk that the Fund has valued a security at a price different from the price at which it can be sold. This risk may be especially pronounced for investments that may be illiquid or may become illiquid, and for securities that trade in relatively thin markets and/or markets that experience extreme volatility. The Fund's ability to value its investments in an accurate and timely manner may be impacted by technological issues and/or errors by third party service providers, such as pricing services or accounting agents. If market conditions make it difficult to value certain investments, the Fund may value these investments using more subjective methods, such as fair-value methodologies. Investors who purchase or tender Shares for repurchase when the Fund is holding fair-valued securities may receive fewer or more Shares, or lower or higher repurchase proceeds, than they would have received if the Fund had not fair-valued the securities or had used a different valuation methodology. The value of foreign securities, certain fixed income securities and currencies, as applicable, may be materially affected by events after the close of the markets on which they are traded, but before the Fund determines its NAV per share.

Variable and Floating Rate Obligations Risk
The Fund can invest directly or indirectly in debt securities that have floating or variable rate coupons. The coupons on variable and floating rate instruments in which the Fund may invest are not fixed, and may fluctuate based upon changes in market rates. The coupons on a floating rate security are generally based on an interest rate such as a money-market index, LIBOR or a Treasury bill rate. LIBOR usually is an average of the interest rates quoted by several designated banks as the rates at which they pay interest to major depositors in the London interbank market on U.S. dollar-denominated deposits. Variable and floating rate securities are subject to interest rate risk and may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation, or for other reasons.

The floating rate obligations in which the Fund invests typically have multiple reset periods during the year with each reset period applicable to a designated portion of the obligation. The Fund may find it possible and appropriate to use certain investment practices to shorten the effective interest rate period of adjustment of obligations. If the Fund does so, it will consider the shortened period to be the adjustment period of the obligation. Therefore, falling short-term interest rates should tend to decrease the income payable to the Fund on its floating rate investments and rising rates should tend to increase that income. Alternatively, during periods of rising interest rates, changes in the coupons of variable and floating rate securities may lag behind changes in market rates or may have limits on the maximum increases in the coupon rates. The amount of time that will pass before the Fund experiences the effects of changing short-term interest rates will depend on the dollar-weighted average time until the next interest rate adjustment on the Fund's portfolio of obligations.

In the event of a change in the benchmark interest rate on an obligation, the rate payable to lenders under the obligation will, in turn, change at the next scheduled reset date. If the benchmark rate goes up, the Fund as lender would earn interest at a higher rate, but only on and after the reset date. If the benchmark rate goes down, the Fund as lender would earn interest at a lower rate, but only on and after the reset date.

Investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund's NAV during periods of changing interest rates, as compared to holding fixed-rate obligations. Nevertheless, changes in interest rates can affect the value of the Fund's floating rate obligations, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates. The value of floating rate securities may decline if their coupons do not rise as much, or as quickly, as interest rates in general. Having a shorter average reset period for its portfolio of investments may help mitigate that risk. Conversely, floating rate securities will not generally increase in value if interest rates decline. Floating rate obligations are less effective than fixed rate obligations at locking in a particular yield and may be subject to credit risk. Certain types of floating rate instruments may also be subject to greater liquidity risk than other debt securities.

Volatility Risk
The Fund may have investments that appreciate or decrease significantly in value over short periods of time. This may cause the Fund's NAV per share to experience significant increases or declines in value over short periods of time. Market interest rate changes may also cause the Fund's NAV per share to experience volatility. This is because the value of an obligation asset in the Fund is partially a function of whether it is paying what the market perceives to be a market rate of interest for the particular obligation given its individual credit and other characteristics. If market interest rates change, an obligation's value could be affected to the extent the interest rate paid on that obligation does not rest at the same time. Because the Fund may use some instruments, such as derivatives, that involve economic leverage, this economic leverage will increase the volatility of a derivative instrument, as they may increase or decrease in value more quickly than the reference asset.

Anti-Takeover Provisions

The Trust's Agreement and Declaration of Trust (the "Declaration") includes provisions that could limit the ability of other entities or persons to acquire control of the Trust, convert the Trust to open-end status or undertake certain transactions. See "Anti-Takeover and Other Provisions in the Declaration of Trust."

Prospectus – Investment Objective, Strategies, and Risks	55

Management of the Fund

Board of Trustees

The Board is responsible for the management of the Fund, including supervision of the duties performed by the Manager (as defined below). The Board is comprised of eleven Trustees, one of whom is treated by the Fund as an "interested person" (as defined in the Investment Company Act). Further information about the Trustees and Officers of the Fund, including their names, addresses, principal occupations and other affiliations during the past five years, as well as a description of committees of the Board, are set forth under "Trustees and Officers of the Trust" in the SAI.

The Manager

AMERICAN BEACON ADVISORS, INC. (the "Manager") serves as the Manager and administrator of the Fund. The Manager, located at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, is an indirect wholly-owned subsidiary of Resolute Investment Holdings, LLC, which is owned primarily by Kelso Investment Associates VIII, L.P., KEP VI, LLC and Estancia Capital Partners L.P., which are private equity firms.

The Manager was organized in 1986 to provide investment management, advisory, and administrative services. The Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Manager is not registered as a CPO with respect to the Fund in reliance on the delayed compliance date provided by No-Action Letter 12-38 of the Division of Swap Dealer and Intermediary Oversight ("Division") of the CFTC. Pursuant to this letter and the conditions set forth therein, the Manager is not required to register as a CPO, or rely on an exemption from registration, until six months from the date the Division issues revised guidance on the application of the calculation of the de minimis thresholds in the context of the CPO exemption in CFTC Regulation 4.5. In addition, the Manager has filed a notice claiming the CFTC Regulation 4.5 exclusion from CPO registration with respect to the Fund. The Manager is also exempt from registration as a commodity trading advisor under CFTC Regulation 4.14(a)(8) with respect to the Fund. As of June 30, 2019, the Manager had approximately $58.7 billion in assets under management.

Pursuant to the management agreement between the Trust, on behalf of the Fund, and the Manager ("Management Agreement"), the Manager is paid an annualized management fee as compensation for providing the Fund with management and administrative services. The expenses are allocated daily to each class of Shares of the Fund based upon the relative proportion of managed assets (as defined below) represented by such class.

Pursuant to the Management Agreement, the Manager provides the Trust with office space, office equipment and personnel necessary to manage and administer the Trust's operations. This includes:

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complying with reporting requirements;

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corresponding with Shareholders;

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maintaining internal bookkeeping, accounting and auditing services and records; and

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supervising the provision of services to the Trust by third parties.

In addition to its oversight of the Sub-Advisor, the Manager may invest the portion of the Fund's assets that the Sub-Advisor determines to be allocated to short-term investments.

The Sub-Advisor

APOLLO CREDIT MANAGEMENT, LLC (the ‘‘Sub-Advisor'' or "Apollo"), a Delaware limited liability company, serves as Sub-Advisor to the Fund and is responsible for the day-to-day investment of the Fund's portfolio pursuant to the investment sub-advisory agreement among the Trust, on behalf of the Fund, the Manager and the Sub-Advisor ("Investment Sub-Advisory Agreement"). The Sub-Advisor has been registered as an investment adviser with the SEC since 2011. The Sub-Advisor is a subsidiary of Apollo Global Management, LLC (together with its consolidated subsidiaries, including the Sub-Advisor, "Apollo Global"). The address of Apollo is 9 West 57th Street, 43rd Floor, New York, NY 10019. As of June 30, 2019, Apollo Global had approximately $312 billion in assets under management.

Portfolio Managers

The personnel of the Sub-Advisor who have joint and primary responsibility for the day-to-day investment of the Fund's portfolio are:

James Zelter. Mr. Zelter is Co-President of Apollo Global Management, LLC, sharing responsibility for all of Apollo's revenue-generating and investing businesses. Mr. Zelter focuses on Apollo's credit and yield business, and serves as Chief Investment Officer of Apollo's credit business. Mr. Zelter has led Apollo's broad expansion of its credit platform. Before joining Apollo in 2006, Mr. Zelter was with Citigroup Inc. and its predecessor companies where he was chief investment officer of Citigroup Alternative Investments, after leading the firm's global high-yield and leveraged-finance franchise. Before joining Citigroup, Mr. Zelter was a high-yield trader at Goldman Sachs. Mr. Zelter is a director of Apollo Investment Corporation, MidCap Financial and Athene Asset Management. He is a board member of DUMAC, the investment management company that oversees the Duke University endowment and Duke Foundation. Mr. Zelter earned an economics degree from Duke University. Mr. Zelter has been a co-portfolio manager of the Fund since its inception in September 2018.

Joseph Moroney. Mr. Moroney is the Co-Head of the Corporate Credit platform of Apollo Capital Management, L.P. and serves as the President and senior portfolio manager of Apollo Senior Floating Rate Fund Inc. and Apollo Tactical Income Fund Inc. Mr. Moroney joined the firm in 2008. Prior to that time, Mr. Moroney was employed by Aladdin Capital Management where he most recently served as the Senior Managing Director of its Leveraged Loan Group. Mr. Moroney's investment management career spans 24 years at various leading financial services firms including Merrill Lynch Investment Managers and MetLife. Mr. Moroney graduated from Rutgers University with a BS in Ceramic Engineering and holds the Chartered Financial Analyst designation. Mr. Moroney has been a co-portfolio manager of the Fund since its inception in September 2018.

John Zito. Mr. Zito joined Apollo in 2012 and serves as Co-Head of the Corporate Platform of Apollo Capital Management, L.P. Previously, Mr. Zito was a Managing Director at Brencourt Advisors and the Portfolio Manager of the Brencourt Credit Opportunities Fund. Prior to that, Mr. Zito was a Portfolio Manager for the Credit Opportunities group at Veritas High Yield. Mr. Zito graduated cum laude from Amherst College with a B.A. in Economics. Mr. Zito has been a co-portfolio manager of the Fund since its inception in September 2018.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities of the Fund.

Management Agreement and Investment Sub-Advisory Agreement

The Management Agreement and Investment Sub-Advisory Agreement each will continue in effect from year to year provided such continuance is specifically approved at least annually in conformity with the requirements of the Investment Company Act (and related rules, orders and interpretations).

The Management Agreement provides that the Manager shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates except a loss resulting from the willful misfeasance, bad faith or gross negligence

56	Prospectus – Management of the Fund

by the Manager in the performance of its duties or from reckless disregard by it of its obligations and duties under the Management Agreement. The Management Agreement further provides that any officer, partner, employee, or agent of the Manager who may be or become an officer, Board member, employee or agent of the Fund shall be deemed, when rendering services to the Fund or acting in any business of the Fund, to be rendering such services to or acting solely for the Fund and not as an officer, partner, employee, or agent or one under the control or direction of the Manager even though paid by the Manager. Nothing in the Management Agreement is intended to limit the obligations of the Manager under the U.S. federal and state securities laws. The Management Agreement does not preempt any separate written indemnification commitments made by the Manager with respect to the Management Agreement.

The Fund is responsible for expenses not otherwise assumed by the Manager, including: brokerage fees, commissions and other portfolio transaction expenses relating to securities and commodity interest positions purchased and sold by the Fund; fees paid for brokerage commission analysis; borrowing costs; costs of preferred shares, commercial paper or other senior securities issued by the Fund; fees and expenses of any underlying funds in which the Fund invests; dividend and interest expenses on short positions; expenses of organizing the Fund; registration expenses; sales and repurchases expenses; subscription, placement agent and shareholder service fees; securities lending fees; fees and salaries for Trustees and officers who are not officers, directors/trustees, partners or employees of the Manager or its affiliates; legal, accounting and auditing expenses; Shareholder and Board meeting expenses, including proxy expenses; printing and mailing expenses; pricing and valuation expenses; and any extraordinary expenses.

The initial expenses associated with a new fund or recently-organized fund, including start-up costs, which may be significant, may be higher than the expenses of an established fund. Costs incurred in connection with the organization and offering of the Fund are borne by the Fund, subject to the Manager's contractual agreement to waive fees and/or reimburse expenses of the Fund's Shares discussed below. The Fund pays organizational costs and offering expenses incurred with respect to the offering of its Shares from the proceeds of the offering.

The Investment Sub-Advisory Agreement provides that the Sub-Advisor or any of its partners, officers, trustees, employees, affiliates or any person who within the meaning of the Investment Company Act controls, is controlled by or is under common control with the Sub-Advisor shall have no liability to the Manager, the Trust, its Shareholders or any third party arising out of or related to the Investment Sub-Advisory Agreement, provided that the Sub-Advisor agrees to indemnify the Manager, any affiliated person within the meaning of Section 2(a)(3) of the Investment Company Act, and each person, if any, who, within the meaning of Section 15 of the Securities Act, controls the Manager, against any and all losses, claims, damages, liabilities or litigation to which the Manager or such affiliated person or controlling person may become subject arising from: (1) the Sub-Advisor's willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations or duties; or (2) any untrue statement of a material fact (or an omission of such statement) contained in a prospectus, statement of additional information, registration statement, proxy materials, or other materials pertaining to the Sub-Advisor to the extent that such statement was made in reliance on and in conformity with information furnished to the Trust or Manager by the Sub-Advisor or persons acting on behalf of the Sub-Advisor. The Manager or the Sub-Advisor shall make advance payments in connection with the expenses of defending any matter with respect to which indemnification may be sought by an indemnified party if the indemnifying party receives a written affirmation of the indemnified party's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the indemnifying party, as applicable, if it is subsequently determined that such indemnified party is not entitled to such indemnification.

See "Investment Management, Administrative, Securities Lending, Distribution, and Other Services" in the SAI for further discussion of the Management Agreement and the Investment Sub-Advisory Agreement.

Investment Management and Sub-Advisory Fees

The Fund pays to the Manager a management fee in consideration of the advisory and other services, including administrative services, provided by the Manager to the Fund. The expenses are allocated daily to each class of Shares of the Fund based upon the relative proportion of net assets represented by such class. Pursuant to the Management Agreement, the Fund pays the Manager an annualized management fee based on a percentage of the Fund's average daily "managed assets" (as defined below) that is calculated and accrued daily according to the following schedule:

First $1 billion	0.40%
Next $4 billion	0.375%
Next $5 billion	0.35%
Over $10 billion	0.325%

"Managed assets" means the total assets of the Fund (which include assets attributable to the proceeds of leverage) minus accrued liabilities (other than liabilities attributable to such leverage). For purposes of calculating managed assets, the liquidation preference of any preferred shares outstanding is not considered a liability. In addition, for purposes of calculating "managed assets," the Fund's derivative investments are valued based on their market value.

The Trust, on behalf of the Fund, and the Manager have entered into an Investment Sub-Advisory Agreement with Apollo pursuant to which the Fund has agreed to pay Apollo an annualized sub-advisory fee based on a percentage of the Fund's average daily managed assets that is calculated and accrued daily according to the following schedule:

First $1 billion	0.90%
Over $1 billion	0.80%

The expenses are allocated daily to each class of Shares of the Fund based upon the relative proportion of net assets represented by such class.

Because the management fee received by the Manager, and the sub-advisory fee received by the Sub-Advisor, are based on the average daily managed assets of the Fund (including any assets attributable to leverage), the Manager and the Sub-Advisor have a financial incentive to cause the Fund to utilize borrowings, preferred shares or other forms of leverage. This may create a conflict of interest between the Manager and the Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

In addition to the asset-based sub-advisory fee described above, the Investment Sub-Advisory Agreement provides that the Fund will reimburse the Sub-Advisor for all investment expenses, including, for example, fees and costs relating to the evaluation, consummation, maintenance or hedging of investments, irrespective of whether any such investment is ultimately consummated (which may include any broken deal expenses) ("Investment Expenses"). The Investment Sub-Advisory Agreement also provides that, unless approved in writing by the Manager, the amount of Investment Expenses to be reimbursed to the Sub-Advisor by the Fund for each calendar year will not exceed the greater of: (i) $10,000 or (ii) 0.01% of the Fund's average daily managed assets. See the "Management, Administrative and Other Services" section of the SAI for additional information.

The Manager has contractually agreed to waive fees and/or reimburse expenses of the following share classes to the extent that Total Annual Fund Operating Expenses exceed a percentage of that class' average daily net assets (excluding Management Fees, Service Fees, taxes, interest including interest on

Prospectus – Management of the Fund	57

borrowings, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short and the Fund's use of leverage, litigation, and other extraordinary expenses) through October 31, 2020.

Contractual Expense Limitations
Fund	Y Class	T Class
American Beacon Apollo Total Return Fund	0.25%	1.00%

The contractual expense reimbursement can be changed or terminated only in the discretion and with the approval of a majority of the independent Trustees. The Manager may also, from time to time, voluntarily waive fees and/or reimburse expenses of the Fund. The Manager can recoup any amounts waived or reimbursed pursuant to any contractual or voluntary fee waivers or expense reimbursements if such recoupment (a) occurs within three years from the date of the Manager's waiver/reimbursement and (b) does not cause the operating expenses of a class to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of the recoupment. Please refer to the "Summary of Fund Expenses" section for additional information.

A discussion of the Board's consideration and approval of the Management Agreement between the Trust and the Manager and the Investment Sub-Advisory Agreement among the Trust, the Sub-Advisor and the Manager is available in the Fund's Annual Report for the period ended June 30, 2019.

Control Persons

A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. As of September 30, 2019, the Manager owns 82.76% of the Shares. However, it is anticipated that the Manager's percentage ownership will decrease as the Fund's Shares are sold to the public.

The Fund's Service Providers

Transfer Agent. DST Asset Manager Solutions, Inc., located at 2000 Crown Colony Drive, Quincy, MA 02169 serves as the transfer agent, dividend disbursing agent, and agent for the Fund's distribution policy and distribution reinvestment policy for the Shareholders.

Custodian.  State Street Bank and Trust Company ("State Street"), with principal offices at One Lincoln Street, Boston, Massachusetts 02111 serves as custodian for the securities and cash of the Fund's portfolio. Under the Custodian Agreement, State Street holds the Fund's assets in safekeeping and keeps all necessary records and documents relating to its duties. State Street also serves as the Fund's Foreign Custody Manager pursuant to rules adopted under the Investment Company Act, whereby it selects and monitors eligible foreign sub-custodians. The Manager also has entered into a sub-administration agreement with State Street. Under the sub-administration agreement, State Street provides the Fund with certain financial reporting and tax services, as well as sub-administrative and compliance services.

Independent Registered Public Accounting Firm.  PricewaterhouseCoopers LLC, 101 Seaport Blvd., Suite 500, Boston, MA 02210, serves as the Fund's Independent Registered Public Accounting Firm.  PricewaterhouseCoopers LLC provides audit services, tax assistance and consultation in connection with review of SEC and IRS filings and certain tax compliance services.

Legal Counsel.  K&L Gates LLP serves as legal counsel to the Fund.

Plan of Distribution

Resolute Investment Distributors, Inc. ("RID" or "Distributor"), located at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, is the distributor and principal underwriter of the Fund's Shares. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Distributor is affiliated with the Manager through common ownership. In addition, the directors and officers of the Distributor also serve as directors and/or officers of the Manager.

Under a Distribution Agreement with the Trust, the Distributor acts as the distributor and principal underwriter of the Fund in connection with the continuous offering of Shares of the Fund. The Distributor continually distributes Shares of the Fund on a best efforts basis. The Shares of the Fund are offered at NAV per share, plus any applicable sales charges, calculated each regular business day. Please see "Determination of Net Asset Value" below. The Distributor has no obligation to sell any specific quantity of the Fund's Shares.

Pursuant to a Marketing Agreement between the Distributor and the Manager, the Distributor provides administrative services in connection with the marketing and distribution of Shares of the Fund, including the provision of registered representatives of the Distributor to facilitate distribution of Shares.

The Distributor may enter into agreements with selected broker-dealers, banks or other financial intermediaries for distribution of Shares of the Fund. With respect to certain financial intermediaries and related fund "supermarket" platform arrangements, the Fund and/or the Manager, rather than the Distributor, typically enter into such agreements. These financial intermediaries may charge a fee for their services and may receive shareholder service or other fees from parties other than the Distributor. These financial intermediaries may otherwise act as processing agents and are responsible for promptly transmitting purchase, repurchase requests and other requests to the Fund.

Investors who purchase Shares through financial intermediaries are subject to the procedures of those intermediaries through which they purchase Shares, which may include charges, investment minimums, cutoff times and other restrictions in addition to, or different from, those listed herein. Information concerning any charges or services will be provided to customers by the financial intermediary through which they purchase Shares. Investors purchasing Shares of the Fund through financial intermediaries should acquaint themselves with their financial intermediary's procedures and should read the Prospectus in conjunction with any materials and information provided by their financial intermediary. The financial intermediary, and not its customers, will be the Shareholder of record, although customers may have the right to vote Shares depending upon their arrangement with the intermediary.

The Fund's Shares are not listed for trading on any national securities exchange. There is currently no secondary market for the Fund's Shares and the Fund does not anticipate that a secondary market will develop for its Shares. Neither the Manager nor the Distributor intends to make a market in the Fund's Shares. The Fund has agreed to indemnify the Distributor and certain of the Distributor's affiliates against certain liabilities, including certain liabilities under the Securities Act. Such indemnification does not include indemnification against liability resulting from the Distributor's willful misfeasance, negligence or reckless disregard of its duties and obligations. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the Securities Act, and in connection with the services rendered to the Fund.

58	Prospectus – Plan of Distribution

Distribution and Service Plans

The Trust has adopted a distribution plan for its T Class Shares ("Distribution Plan"). Although the Fund is not an open-end management investment company, it has undertaken to comply with the terms of Rule 12b-1 under the Investment Company Act, which regulates the manner in which an open-end management investment company may directly or indirectly bear the expenses of distributing its shares, as a condition of an exemptive order under the Investment Company Act which permits it to have, among other things, a multi-class structure and distribution fees. The Distribution Plan allows the T Class Shares to pay distribution and other fees for the sale and distribution of Fund Shares and for other services provided to Shareholders, including expenses relating to selling efforts of various broker-dealers, shareholder servicing fees and the preparation and distribution of T Class advertising material and sales literature. The Distribution Plan also authorizes the use of any fees received by the Manager in accordance with the Management Agreement, and any fees received by the Sub-Advisor pursuant to the Investment Sub-Advisory Agreement, to be used for the sale and distribution of Fund Shares. The Distribution Plan provides that the T Class Shares of the Fund will pay up to 0.75% per annum of the average daily net assets attributable to the T Class to the Manager (or another entity approved by the Board). The Manager or other approved entity will receive Rule 12b-1 fees from the T Class regardless of the amount of the actual expenses incurred by the Manager or other approved entity related to distribution and shareholder servicing efforts on behalf of the T Class. Thus, the Manager or other approved entity may realize a profit or a loss based upon its actual distribution and shareholder servicing related expenditures for the T Class. The Manager anticipates that the Distribution Plan will benefit Shareholders by providing broader access to the Fund through broker-dealers and other financial intermediaries who require compensation for their expenses in order to offer Shares of the Fund. Because Rule 12b-1 fees are paid out of the Fund's T Class assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

The Trust has adopted a Service Plan for its Y Class Shares (the "Service Plan") that authorizes the payment to the Manager and/or to such other entities as approved by the Board of an aggregate fee at the rate of up to 0.25% on an annualized basis of the average daily net assets of the Y Class Shares, payable monthly in arrears. The Manager or other approved entity may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in or relate to the servicing of Y Class Shares, including, but not limited to, the payment to third parties of shareholder service, transfer agency or sub-transfer agency fees or expenses. The primary expenses expected to be incurred are for shareholder servicing, record keeping fees and servicing fees paid to financial intermediaries such as plan sponsors and broker-dealers.

About Your Investment

Choosing Your Share Class

The Fund offers various classes of Shares. Although the Fund is not an open-end management investment company, it has undertaken to comply with the terms of Rule 18f-3 under the Investment Company Act as a condition of an exemptive order granted under the Investment Company Act that permits it to, among other things, offer multiple classes of Shares and pay distribution fees. Each Share class of the Fund represents an investment in the same portfolio of securities, but each class has its own expense structure and combination of purchase restrictions, sales charges, and ongoing fees, allowing you to choose the class that best fits your situation.

Factors you should consider when choosing a class of Shares include:

■

How long you expect to own the Shares;

■

How much you intend to invest;

■

Total expenses associated with owning Shares of each class;

■

Whether you qualify for any reduction or waiver of sales charges;

■

Whether you plan to take any distributions in the near future; and

■

Availability of Share classes.

Each investor's financial considerations are different. You should speak with your financial adviser to help you decide which Share class is best for you.

T Class Charges and Waivers

The table below shows the amount of sales charges you will pay on purchases of T Class Shares of the Fund both as a percentage of offering price, which includes any sales load, and as a percentage of the amount you invest in the Fund. The sales charge differs depending upon the amount you invest and may be reduced or eliminated for larger purchases as indicated below. If you invest more, the sales charge will be lower.

Any applicable sales charge will be deducted directly from your investment. Because of rounding of the calculation in determining the sales charges, you may pay more or less than what is shown in the table below. Shares acquired through reinvestment of dividends or other distributions are not subject to a front-end sales charge. You may qualify for a reduced sales charge or the sales charge may be waived as described below in ‘‘T Class Sales Charge Reductions and Waivers.''

Amount of Sale/ Account Value	As a % of Offering Price	As a % of Investment	Dealer Commission as a % of Offering Price
Less than $250,000	3.00%	3.09%	2.75%
$250,000 but less than $1,000,000	2.00%	2.04%	1.75%
Over $1,000,000	1.00%	1.01%	0.75%

The Distributor retains any portion of the commissions that are not paid to financial intermediaries to solely pay distribution-related expenses.

T Class Sales Charge Reductions and Waivers

A Shareholder may qualify for a waiver or reduction in sales charges under certain circumstances. To receive a waiver or reduction in your T Class sales charge, you must advise your broker-dealer or other financial intermediary of your eligibility at the time of purchase. If you, or your financial intermediary, do not let the Fund's transfer agent know that you are eligible for a reduction, you may not receive a sales charge discount to which you are otherwise entitled.

Waiver of Sales Charges

Sales charges may be waived for certain Shareholders or transactions, including:

■

The Manager or its affiliates;

Prospectus – About Your Investment	59

■

Present and former directors, trustees, officers, employees of the Manager, the Manager's parent company, and the Fund or another fund in the American Beacon Funds Complex (and their ‘‘immediate family,'' which refers to one's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sister, sons- and daughters-in-law, a sibling's spouse, a spouse's sibling, aunts, uncles, nieces and nephews; relatives by virtue of remarriage (step-children, step-parents, etc.) are included), and retirement plans established by them for their employees;

■

Registered representatives or employees of intermediaries that have selling agreements with the Fund;

■

Shares acquired through merger or acquisition;

■

Insurance company separate accounts;

■

Employer-sponsored retirement plans;

■

Dividend reinvestment programs;

■

Purchases through certain fee-based programs under which investors pay advisory fees that may be offered through selected registered investment advisers, broker-dealers, and other financial intermediaries;

■

Shareholders that purchase the Fund through a financial intermediary that offers an American Beacon interval fund's T Class Shares uniformly on a ‘‘no load'' (or reduced load) basis to you and all similarly situated customers of the intermediary in accordance with the intermediary's prescribed fee schedule for purchases of fund shares;

■

Fund Shares exchanged from an existing position in the Fund as part of a Share class conversion instituted by an intermediary; and

■

Reinvestment of proceeds within 90 days of the Repurchase Request Deadline applicable to a repurchase offer from a T Class account.

The availability of T Class Shares sales charge waivers may depend upon the policies, procedures, and trading platform of your financial intermediary.

Reduced Sales Charges

Under a ‘‘Rights of Accumulation Program,'' a ‘‘Letter of Intent'' or through ‘‘Concurrent Purchases'' you may be eligible to buy T Class Shares of the Fund at the reduced sales charge rates that would apply to a larger purchase. The Fund reserves the right to modify or to cease offering these programs at any time.

This information is available, free of charge, on the Fund's website, www.americanbeaconfunds.com or call (833) 262-3226 or consult with your financial advisor.

Rights of Accumulation Program

Under the Rights of Accumulation Program, you may qualify for a reduced sales charge for T Class Shares by aggregating all of your investments held in certain accounts (‘'Qualified Accounts''). The following Qualified Accounts holding any Share class of the Fund or other closed-end interval funds that American Beacon manages ("American Beacon Interval Fund") may be grouped together to qualify for the reduced sales charge under the Rights of Accumulation Program or Letter of Intent:

■

Accounts owned by you, your spouse or your minor children under the age of 21, including trust or other fiduciary accounts in which you, your spouse or your minor children are the beneficiary;

■

Uniform transfers or gifts to minor accounts (‘‘UTMA/UGMA'');

■

Individual retirement accounts ("IRAs"), including traditional, Roth, SEP and SIMPLE IRAs; and

■

Coverdell Education Savings Accounts or qualified 529 plans.

A fiduciary can apply a right of accumulation to all Shares purchased for a trust, estate or other fiduciary account that has multiple accounts.

You must notify your financial intermediary at the time of purchase that a purchase qualifies for a reduced sales charge under the Rights of Accumulation Program. In addition, you must provide either a list of account numbers or copies of account statements verifying your qualification. You may combine the historical cost or current market value, as of the day prior to your additional purchase (whichever is higher) of your existing American Beacon Interval Fund with the amount of your current purchase in order to take advantage of the reduced sales charge. Historical cost is the price you actually paid for the Shares you own, plus your reinvested dividends and other distributions. If you are using historical cost to qualify for a reduced sales charge, you should retain any records to substantiate your historical costs since the Fund, its transfer agent or your financial intermediary may not maintain this information.

If your Shares are held through financial intermediaries and/or in a retirement account (such as a 401(k) or employee benefit plan), you may combine the current market value of your existing investment in other American Beacon Interval Funds with the amount of your current purchase in order to take advantage of the reduced sales charge. Your financial intermediary must notify the Fund's transfer agent at the time of purchase that a purchase qualifies for a reduced sales charge and provide copies of account statements dated within three months of your current purchase verifying your qualification.

Upon receipt of the above referenced supporting documentation, the financial intermediary will calculate the combined value of all of your Qualified Accounts to determine if the current purchase is eligible for a reduced sales charge. Purchases made for nominee or street name accounts (securities held in the name of a dealer or another nominee such as a bank trust department instead of the customer) may not be aggregated with purchases for other accounts and may not be aggregated with other nominee or street name accounts unless otherwise qualified as described above.

Letter of Intent

If you plan to invest at least $50,000 (excluding any reinvestment of dividends and other distributions) during the next 13 months in any class of the Fund or another American Beacon Interval Fund, you may qualify for a reduced sales charge for purchases of T Class Shares by completing the Letter of Intent section of your account application.

A Letter of Intent indicates your intent to purchase at least $50,000 in any class of any American Beacon Interval Fund over the next 13 months in exchange for a reduced T Class sales charge indicated on the above tables. The minimum initial investment under a Letter of Intent is $2,500. You are not obligated to purchase additional shares if you complete a Letter of Intent. However, if you do not buy enough shares to qualify for the projected level of sales charge by the end of the 13-month period (or when you sell your shares, if earlier), your sales charge will be recalculated to reflect your actual purchase level. During the term of the Letter of Intent, shares representing 5% of your intended purchase will be held in escrow. If you do not purchase enough shares during the 13-month period to qualify for the projected reduced sales charge, the additional sales charge will be deducted from your account. If you have purchased shares of any American Beacon Interval Fund within 90 days prior to signing a Letter of Intent, they may be included as part of your intended purchase, however, previous purchase transactions will not be recalculated with the proposed new breakpoint. You must provide either a list of account numbers or copies of account statements verifying your purchases within the past 90 days.

Concurrent Purchases

You may combine simultaneous purchases in shares of any of the American Beacon Interval Funds to qualify for a reduced charge.

60	Prospectus – About Your Investment

Sales Charge Waivers and Reductions Available Through Certain Financial Intermediaries

Different intermediaries may impose different sales charges (including potential reductions in or waivers of sales charges).

In all instances, it is the purchaser's responsibility to notify the Fund or the purchaser's financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts. For waivers and discounts not available through a particular intermediary, Shareholders will have to purchase Fund Shares through another intermediary to receive these waivers or discounts.

How to Buy Shares

The following section provides basic information about how to purchase Shares of the Fund.

Eligibility

Y Class and T Class Shares of the Fund are offered in this Prospectus. Each Share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services and/or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. The Fund does not accept accounts registered to foreign individuals or entities, including foreign correspondent accounts. The Fund does not conduct operations and is not offered for purchase outside of the United States.

Y Class Shares are offered to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, corporations and individuals that can meet the minimum initial investment amount.

T Class Shares are not available for purchase directly from the Fund. T Class Shares are primarily offered and sold to retail investors by broker-dealers that are members of FINRA and have agreements with the Distributor, but may be made available through other financial firms, including banks and trust companies, and to specified benefit plans and other retirement accounts.

If you invest directly with the Fund, the fees and policies with respect to the Fund's Shares that are outlined in this Prospectus are set by the Fund. The Manager and the Fund are not responsible for determining the suitability of the Fund or a Share class for any investor.

If you invest through a financial intermediary, most of the information you will need for managing your investment will come from your financial intermediary. This includes information on how to buy Shares of the Fund and information about periodic repurchase offers. If you establish an account through a financial intermediary, the investment minimums described in this section may not apply. Investors investing in the Fund through a financial intermediary should consult with their financial intermediary to ensure they obtain all information regarding the Shares, including information about the difference between available Share classes and any proper "breakpoint" discount. Your broker-dealer or financial intermediary also may charge fees that are in addition to those described in this Prospectus. Please contact your intermediary for information regarding investment minimums, how to purchase and tender your Shares for repurchase and applicable fees.

Minimum Investment Amount by Share Class

Share Class	Minimum Initial Investment Amount	Minimum Subsequent Investment Amount
Y	$100,000	None
T	$2,500	$50

The Manager may allow a reasonable period of time after opening an account for a Y Class investor to meet the initial investment requirement. In addition, for investors such as trust companies and financial advisors who make investments for a group of clients, the minimum initial investment can be met through aggregated purchase orders for more than one client.

Opening an Account

Y Class Shares of the Fund are available to purchase directly from the Fund's transfer agent, while T class shares are not.  You may open an account through your broker-dealer or other financial intermediary. Please contact your financial intermediary for more information on how to open an account. Shares you purchase through your broker-dealer will normally be held in your account with that firm.

To open an account directly with the Fund, a completed, signed application is required. You may obtain an account application from the Fund's website www.americanbeaconfunds.com or by calling 833-262-3226.

Complete the application, sign it and send it to:

Regular Mail to: American Beacon Apollo Total Return Fund PO Box 219090 Kansas City, MO 64121-9090	For Overnight Delivery: American Beacon Apollo Total Return Fund c/o DST Asset Manager Solutions, Inc. 430 W. 7th Street Suite 219090 Kansas City, MO 64105-1407

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, you will be asked for information that will allow the Fund or your financial institution to identify you. Non-public corporations and other entities may be required to provide articles of incorporation, trust or partnership agreements, and taxpayer identification numbers on the account or other documentation. The Fund is required by law to reject your new account application if the required identifying information is not provided.

The Fund reserves the right to liquidate a Shareholder's account at the current day's NAV per share and remit proceeds via check if the Fund or a financial institution is unable to verify the Shareholder's identity within three days of account opening.

Purchase Policies

Shares of the Fund are offered and purchase orders are typically accepted until 4:00 p.m. Eastern Time or the close of the New York Stock Exchange ("NYSE") (whichever comes first) on each day on which the NYSE is open for business. If a purchase order is received by the Fund in good order prior to the Fund's deadline, the purchase price will be the NAV per share next determined on that day, plus any applicable sales charge. A purchase order is considered to be received in good order when it complies with all of the Fund's policies. If a purchase order is received in good

Prospectus – How to Buy Shares	61

order after the applicable deadline, the purchase price will be the NAV per share of the following day that the Fund is open for business, plus any applicable sales charge. See "Determination of Net Asset Value." Shares of the Fund will only be issued against full payment, as described more fully in this Prospectus and SAI.

The Fund has authorized certain third party financial intermediaries, such as broker-dealers, insurance companies, third-party administrators and trust companies, to receive purchase orders on behalf of the Fund and to designate other intermediaries to receive purchase orders on behalf of the Fund. The Fund is deemed to have received such orders when they are received by the financial intermediaries or their designees. Thus, an order to purchase Shares will be priced at the Fund's next determined NAV per share after receipt by the financial intermediary or its designee. It is the responsibility of your broker-dealer or financial intermediary to transmit orders that will be received by the Fund in proper form and in a timely manner.  The Fund is not responsible for the failure of a broker-dealer or financial intermediary to transmit a purchase order in proper form and in a timely manner.

Shares may be purchased only in U.S. States and Territories in which they can be legally sold. Prospective investors should inquire as to whether Shares of the Fund are available for offer and sale in their jurisdiction.  The Fund reserves the right to refuse purchases if, in the judgment of the Fund, the transaction would adversely affect the Fund and its Shareholders. The Fund has the right to reject any purchase order or cease offering the Shares at any time. Checks to purchase Shares are accepted subject to collection at full face value in U.S. funds and must be drawn in U.S. dollars on a U.S. bank. The Fund does not accept ‘‘starter'' checks, credit card checks, money orders, cashier's checks, or third-party checks.

If your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees the Fund or the Manager has incurred. Under applicable anti-money laundering regulations and other federal regulations, purchase orders may be suspended, restricted or canceled and the monies may be withheld.

Investors may buy and tender Shares of the Fund for repurchase through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and tender Shares of the Fund for repurchase. If your account is through a broker-dealer or other financial intermediary, please contact them directly to purchase Shares of the Fund. Your broker-dealer or financial intermediary can help you open a new account, review your financial needs and formulate long-term investment goals and objectives. Your broker-dealer or financial intermediary will transmit your request to the Fund and may charge you a fee for this service. Dealers, other financial intermediaries or fiduciaries purchasing Shares for their customers are responsible for determining the suitability of a particular Share class for an investor.

Investors are able to purchase Y Class Shares directly from the Fund's transfer agent in accordance with the instructions below.

You should include the following information with any order:

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Your name/account registration

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Your account number

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Type of transaction requested

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Fund name and fund numbers

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Dollar amount or number of Shares

Transactions for direct investors are conducted through:

Phone	To reach an American Beacon representative call 833-262-3226
Mail	American Beacon Apollo Total Return Fund PO Box 219090 Kansas City, MO 64121-9090	Overnight Delivery: American Beacon Apollo Total Return Fund c/o DST Asset Manager Solutions, Inc. 430 W. 7th Street Suite 219090 Kansas City, MO 64105-1407

Purchases by Wire:

Send a bank wire to State Street Bank and Trust Co. with these instructions:

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ABA #011000028; Acct #9900-049-9

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Attn: DST Agt. for American Beacon Alternative Funds

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American Beacon Apollo Total Return Fund

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Fund Number

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Shareholder account number and registration.

Share Class	Minimum Initial Investment Amount	Minimum Subsequent Investment Amount
Y	$100,000	None
T	$2,500	$50

Proceeds from the repurchase of Shares will be mailed to the account of record or transmitted to the commercial bank designated on the account application form.

Supporting documents may be required for repurchase requests by estates, trusts, guardianships, custodians, corporations, and welfare, pension and profit sharing plans. Repurchase requests must also include authorized signature(s) of all persons required to sign for the account. Call 833-262-3226 for instructions.

To protect the Fund and your account from fraud, a STAMP 2000 Medallion signature guarantee is required for repurchase requests:

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with a request to send the proceeds to an address or commercial bank account other than the address or commercial bank account designated on the account application, or

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for an account whose address has changed within the last 30 days if proceeds are sent by check.

The Fund only accepts STAMP 2000 Medallion signature guarantees, which may be obtained at participating banks, broker-dealers and credit unions. A notary public cannot provide a signature guarantee. Call 833-262-3226 for instructions and further assistance.

62	Prospectus – How to Buy Shares

Payments to Financial Intermediaries

The Fund and/or the Manager (and/or the Manager's affiliates), at their own expense, may pay compensation to financial intermediaries for Shareholder-related services and, if applicable, distribution-related services, including administrative, sub-transfer agency type, recordkeeping and Shareholder communication services. For example, compensation may be paid to make Shares available to sales representatives and/or customers of a fund supermarket platform or similar program sponsor or for services provided in connection with such fund supermarket platforms and programs.

The amount of compensation paid to different financial intermediaries may differ. The compensation paid to a financial intermediary may be based on a variety of factors, including average assets under management in accounts distributed and/or serviced by the financial intermediary, gross sales by the financial intermediary and/or the number of accounts serviced by the financial intermediary that invest in the Fund. To the extent that the Fund pays any such compensation, it is designed to compensate the financial intermediary for providing services that would otherwise be provided by the Manager, the Fund or its transfer agent. To the extent the Manager or its affiliates pay such compensation, it would likely include amounts from that party's own resources and constitute what is sometimes referred to as ‘‘revenue sharing.''

Compensation received by a financial intermediary from the Fund, the Manager or an affiliate of the Manager may include payments for marketing and/or training expenses incurred by the financial intermediary, including expenses incurred by the financial intermediary in educating (itself and) its salespersons with respect to Shares. For example, such compensation may include reimbursements for expenses incurred in attending educational seminars regarding the Fund, including travel and lodging expenses. It may also cover costs incurred by financial intermediaries in connection with their efforts to sell Shares, including costs incurred compensating (registered) sales representatives and preparing, printing and distributing sales literature.

Any compensation received by a financial intermediary, whether from the Fund or the Manager and/or its affiliates, and the prospect of receiving it may provide the financial intermediary with an incentive to recommend the Shares of the Fund over other potential investments. Similarly, the compensation may cause financial intermediaries to elevate the prominence of the Fund within its organization by, for example, placing it on a list of preferred funds. You can contact your financial intermediary for details about any such payments it receives from the Manager, its affiliates and/or the Fund, or any other fees, expenses, or commissions your financial intermediary may charge you in addition to those disclosed in this Prospectus.

General Policies

If a Shareholder's account balance falls below the following minimum levels, the Shareholder may be asked to increase the balance.

Share Class	Account Balance
Y	$25,000
T	$2,500

If the account balance remains below the applicable minimum account balance after 45 days, the Fund reserves the right to close the account and send the proceeds to the Shareholder.  The Fund reserves the authority to modify minimum account balances in its discretion.

A Signature Validation Program (‘‘SVP'') stamp or notary stamp may be required in order to change an account's registration or banking instructions. You may obtain a SVP stamp at participating banks, broker-dealers and credit unions, but not from a notary public. The SVP stamp is analogous to the STAMP 2000 Medallion guarantee in that it is provided at similar institutions. However, it is used only for non-financial transactions.

The following policies apply to instructions you may provide to the Fund by telephone:

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The Fund, its officers, trustees, employees, or agents are not responsible for the authenticity of instructions provided by telephone, nor for any loss, liability, cost or expense incurred for acting on them.

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The Fund employs procedures reasonably designed to confirm that instructions communicated by telephone are genuine.

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Due to the volume of calls or other unusual circumstances, telephone requests may be difficult to implement during certain time periods.

The Fund reserves the right to:

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liquidate a Shareholder's account at the current day's NAV per share and remit proceeds via check if the Fund or a financial institution are unable to verify the Shareholder's identity within three business days of account opening,

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seek reimbursement from the Shareholder for any related loss incurred by the Fund if payment for the purchase of Shares by check does not clear the Shareholder's bank, and

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reject a purchase order and seek reimbursement from the Shareholder for any related loss incurred by the Fund if funds are not received by the applicable wire deadline.

Escheatment

Please be advised that certain state escheatment laws may require the Fund to turn over your Fund account to the state listed in your account registration as abandoned property unless you contact the Fund. Many states have added ‘‘inactivity'' or the absence of customer initiated contact as a component of their rules and guidelines for the escheatment of unclaimed property. These states consider property to be abandoned when there is no shareholder initiated activity on an account for at least three (3) to five (5) years.

Depending on the laws in your jurisdiction, customer initiated contact might be achieved by one of the following methods:

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Send a letter to American Beacon Apollo Total Return Fund via the United States Post Office,

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Speak to a customer service representative on the phone after you go through a security verification process. For residents of certain states, contact cannot be made by phone but must be in writing or through the Fund's secure web application,

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Access your account through the Fund's secure web application,

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Cashing checks that are received and are made payable to the owner of the account.

The Fund, the Manager, and the transfer agent will not be liable to Shareholders or their representatives for good faith compliance with escheatment laws. To learn more about the escheatment rules for your particular state, please contact your attorney or State Treasurer's and/or Controller's Offices.  If you do not hold your Shares directly with the Fund, you should contact your broker-dealer, retirement plan, or other third-party intermediary regarding applicable state escheatment laws.

Shareholders that reside in the state of Texas may designate a representative to receive escheatment notifications by completing and submitting a designation form that can be found on the website of the Texas Comptroller. While the designated representative does not have any rights to claim or access the Shareholder's account or assets, the escheatment period will cease if the representative communicates knowledge of the Shareholder's location and confirms

Prospectus – How to Buy Shares	63

that the Shareholder has not abandoned his or her property. If a Shareholder designates a representative to receive escheatment notifications, any escheatment notices will be delivered both to the Shareholder and the designated representative. The completed designation form may be mailed to the below address.

Contact information:

American Beacon Apollo Total Return Fund
PO Box 219090
Kansas City, MO 64121-9090
833-262-3226
www.americanbeaconfunds.com

Exchange Policies

If you purchased shares of the Fund through your financial intermediary, please contact your financial intermediary to determine if you may take advantage of the exchange policies described in this section and for any additional policies the financial intermediary might have in place for a Shareholder to effect an exchange.

Intra-Fund Exchanges:
Shares of one class of the Fund may be exchanged, at a Shareholder's option, directly for Shares of another class of the Fund (an "intra-fund exchange"), subject to certain terms and conditions, and provided that the Shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such Shareholder seeks to exchange. Additional information regarding the eligibility requirements of different Share classes, including investment minimums and intended distribution channels, is described under "How to Buy Shares."

Shares of one class of the Fund will be exchanged for Shares of a different class of the Fund on the basis of their respective NAVs per share. Ongoing fees and expenses incurred by a given Share class may differ from those of other Share classes, and a Shareholder receiving new Shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange.

In addition, financial intermediaries may, in connection with a change in a client's account type, at the direction of a client or otherwise in accordance with a financial intermediary's policies and procedures, direct the Fund on behalf of the intermediary's clients to exchange Y Class Shares for T Class Shares of the Fund, or to exchange T Class Shares for Y Class Shares of the Fund. Exchanges of Y Class Shares for T Class Shares will not be subject to a sales charge. T Class Shares may, however, be subject to higher annual operating expenses than Y Class Shares. See "Summary of Fund Expenses." The Fund will exchange Y Class Shares for T Class Shares at the direction of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary's policies and procedures or the client's account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of a financial intermediary's exchange feature and whether and under what circumstances it may apply in accordance with the investor's arrangements with the particular intermediary.

Periodic Repurchase Offers

The Fund is a closed-end "interval fund" and, to provide liquidity and the ability to receive NAV per share on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund's interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the Investment Company Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and not more than 25% of its Shares at NAV per share on a regular quarterly schedule. Although the policy permits repurchases of between 5% and 25% of the Fund's outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 8% of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.

Repurchase Dates

The Fund makes quarterly repurchase offers every three months, in the months of January, April, July and October. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day).

Repurchase Request Deadline

The Repurchase Request Deadline is the latest date on which Shareholders wishing to tender Shares for repurchase in response to a repurchase offer can tender their Shares. When a repurchase offer commences, at least 21 days before the Repurchase Request Deadline, the Fund will send written notice to each record Shareholder setting forth, among other things:

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The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

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The latest date on which Shareholders can tender their Shares in response to a repurchase offer.

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The date that will be used to determine the Fund's NAV per share applicable to the repurchase offer (the "Repurchase Pricing Date").

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The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

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The NAV per share of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per share.

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The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

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The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included with a Shareholder report or other Fund document. If you invest in the Fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the Fund's website at www.americanbeaconfunds.com.

The Repurchase Request Deadline will be strictly observed. If a Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the Shareholder will be unable to liquidate Shares until a subsequent repurchase offer and will have to resubmit a request in the next repurchase

64	Prospectus – Periodic Repurchase Offers

offer. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the "Repurchase Payment Deadline"). The Fund's NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV per share is discussed below under "Determination of Net Asset Value." During the period an offer to repurchase is open, Shareholders may obtain the current NAV per share by calling the Fund's transfer agent at 833-262-3226. You may also obtain the current NAV per share at www.americanbeaconfunds.com by clicking on ‘‘Quick Links'' and then ‘‘Daily NAVs.''

The Fund does not currently charge a repurchase fee. However, the Fund may introduce a repurchase fee at any time by charging a repurchase fee of up to 2% on Shares accepted for repurchase by the Fund, subject to approval of the Board, which the Fund would retain, among other things, to help offset estimated costs related to the repurchase offers (such as bid to ask spreads) incurred by the Fund, directly or indirectly, as a result of repurchasing Shares, thus allocating estimated transaction costs to the Shareholder whose Shares are being repurchased. The Fund may modify the amount of a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if the Manager determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.  The Fund has elected not to impose any repurchase fee on repurchases of Shares acquired through the reinvestment of distributions.

Your financial intermediary may charge service fees for handling Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial intermediary for details.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the Investment Company Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not "interested persons" of the Fund, as defined in the Investment Company Act.

The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (ii) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.  The Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund's Trustees set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders' requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, "liquid assets" means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the Repurchase Payment Deadline, or which mature by the Repurchase Payment Deadline. Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Manager or the Sub-Advisor otherwise would, thus increasing the Fund's portfolio turnover and potentially causing the Fund to realize losses. The sale of portfolio securities to fund repurchases also could reduce the market price of those underlying securities, which in turn would reduce the Fund's NAV.

The Fund is also permitted to borrow up to the maximum extent permitted under the Investment Company Act to purchase investments to satisfy the obligation to maintain "liquid assets" described above, or to meet repurchase requests.  If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund's expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional Shares so as to mitigate these effects. Repurchase of the Fund's Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund's performance, its net assets. A reduction in the Fund's net assets would increase the Fund's expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). These and other possible risks associated with the Fund's repurchase offers are described under "Risk Considerations—Repurchase Offers Risk/Interval Fund Risk" above. In addition, to the extent the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares by the Fund will be a taxable event for the Shareholders of repurchased Shares, and potentially even for Shareholders that do not participate in the repurchase offer. For a discussion of these tax consequences, see "Tax Matters" below and "Tax Information" in the SAI.

Prospectus – Periodic Repurchase Offers	65

Determination of Net Asset Value

The price of the Fund's Shares is based on its NAV. The Fund's NAV per share is computed by adding total assets, subtracting all of the Fund's liabilities, and dividing the result by the total number of Shares outstanding.

The NAV per share of each class of the Fund's Shares is determined based on a pro rata allocation of the Fund's investment income, expenses and total capital gains and losses. The Fund's NAV per share is determined each business day as of the regular close of trading on the New York Stock Exchange (‘‘NYSE‘'), which is typically 4:00 p.m. Eastern Time. However, if trading on the NYSE closes at a time other than 4:00 p.m. Eastern Time, the Fund's NAV per share typically would still be determined as of the regular close of trading on the NYSE. The Fund does not price its Shares on days that the NYSE is closed. Foreign exchanges may permit trading in foreign securities on days when the Fund is not open for business, which may result in the value of the Fund's portfolio investments being affected at a time when you are unable to buy or sell Shares.

Equity securities and certain derivative instruments that are traded on an exchange are valued based on market value. Certain derivative instruments (other than short-term securities) usually are valued on the basis of prices provided by a pricing service. The price of debt securities generally is determined using pricing services or quotes obtained from broker/dealers who may consider a number of inputs and factors, such as comparable characteristics, yield curve, credit spreads, estimated default rates, coupon rates, underlying collateral and estimated cash flow. Investments in other funds are valued at the closing NAV per share of the funds on the day of valuation. Equity securities, including shares of closed-end funds and ETFs, are valued at the last sale price or official closing price.

The valuation of securities traded on foreign markets and certain fixed income securities will generally be based on prices determined as of the earlier closing time of the markets on which they primarily trade, unless a significant event has occurred. When the Fund holds securities or other assets that are denominated in a foreign currency, the Fund will normally use the currency exchange rates as of 4:00 p.m. Eastern Time.

Securities may be valued at fair value, as determined in good faith and pursuant to procedures approved by the Board, under certain limited circumstances. For example, fair value pricing is used when market quotations are not readily available or reliable, as determined by the Manager, such as when (i) trading for a security is restricted or stopped; (ii) a security's trading market is closed (other than customary closings); or (iii) a security has been de-listed from a national exchange. A security with limited market liquidity may require fair value pricing if the Manager determines that the available price does not reflect the security's true market value. In addition, if a significant event that the Manager determines to affect the value of one or more securities held by the Fund occurs after the close of a related exchange but before the determination of the Fund's NAV per share, fair value pricing may be used on the affected security or securities.  Securities of small-capitalization companies are also more likely to require a fair value determination using these procedures because they are more thinly traded and less liquid than the securities of larger-capitalization companies. The Fund may fair value securities as a result of significant events occurring after the close of the foreign markets in which the Fund invests. In addition, the Fund may invest in illiquid securities requiring these procedures.

Attempts to determine the fair value of securities introduce an element of subjectivity to the pricing of securities. As a result, the price of a security determined through fair valuation techniques may differ from the price quoted or published by other sources and may not accurately reflect the market value of the security when trading resumes. If a reliable market quotation becomes available for a security formerly valued through fair valuation techniques, the Manager compares the new market quotation to the fair value price to evaluate the effectiveness of the Fund's fair valuation procedures. If any significant discrepancies are found, the Manager may adjust the Fund's fair valuation procedures. You may view the Fund's most recent NAV per share at www.americanbeaconfunds.com by clicking on ‘‘Quick Links'' and then ‘‘Daily NAVs.''

Quarterly Distribution Policy and Distribution Reinvestment Policy

The Fund intends to declare income distributions daily and distribute them to Shareholders quarterly.

The Fund intends to distribute each year substantially all of its net earnings and net realized gains, if any, in the form of dividends from net investment income ("dividends") on a quarterly basis and distributions of net realized capital gains ("capital gain distributions") and net gains or losses from foreign currency transactions (sometimes referred to below collectively as "other distributions") on an annual basis (and dividends, capital gains distributions and other distributions are sometimes referred to below collectively as "distributions"). The net investment income of the Fund consists of all income (other than net realized short-term and long-term capital and foreign currency gains) less all expenses of the Fund.

Quarterly Distribution Policy

The Fund intends to declare dividends daily and distribute them to Shareholders quarterly. The Fund's final distribution for each taxable (fiscal) year will include any remaining investment company taxable income undistributed during the year, as well as all net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) realized during the year. If all or a portion of the Fund's annual distributions exceeds the sum of the Fund's investment company taxable income and realized net capital gain for a taxable year, the excess would be treated (i) first, as dividend income to the extent of the Fund's current or accumulated earnings and profits, as calculated for federal income tax purposes ("E&P"), (ii) then as a tax-free "return of capital," reducing a Shareholder's adjusted tax basis in his or her Shares (which would result in a higher tax liability when the Shares are sold, even if they had not increased in value, or, in fact, had lost value), and (iii) then, after that basis is reduced to zero, as realized capital gain (assuming the Shares are held as capital assets), long- or short-term, depending on the Shareholder's holding period for the Shares.

Unless the registered owner of Shares elects to receive cash, all distributions declared on the owner's Shares are automatically reinvested in additional Shares of the same class. See "Distribution Reinvestment Policy."

Section 19(a) of the Investment Company Act and Rule 19a-1 thereunder require the Fund to provide a written statement accompanying any distribution from a source other than net income that adequately discloses its source or sources. Thus, if the source of a distribution were the original capital contribution of the Shareholder, and the payment amounted to a return of capital, the Fund would be required to provide written disclosure to that effect. Nevertheless, persons who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not. Shareholders should read any written disclosure provided pursuant to Section 19(a) and Rule 19a-1 carefully and should not assume that the source of any distribution from the Fund is net profit.

The Board reserves the right to change the quarterly distribution policy from time to time.

66	Prospectus – Quarterly Distribution Policy and Distribution Reinvestment Policy

Distribution Reinvestment Policy

The Fund has a distribution reinvestment policy administered by DST Asset Manager Solutions, Inc. Pursuant to the policy, each Shareholder's pro rata portion of the Fund's income dividends or capital gains or other distributions (each, a "distribution" and collectively, "distributions"), net of any applicable U.S. withholding tax, are reinvested in the same class of Shares of the Fund.

Each Shareholder automatically participates in the distribution reinvestment policy, unless and until an election is made to withdraw from the policy on behalf of the Shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the transfer agent in writing at American Beacon Apollo Total Return Fund, c/o DST Asset Manager Solutions, Inc., P.O. Box 219090, Kansas City, MO 64121-9090. Such written notice must be received by the transfer agent at least 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the distribution reinvestment policy. Under the distribution reinvestment policy, the Fund's distributions to Shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the transfer agent, on the Shareholder's behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury Shares. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund's NAV per share.

The transfer agent will maintain all Shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The transfer agent will hold Shares in the account of each Shareholder in non-certificated form in the name of the Shareholder, and each Shareholder's proxy, if any, will include Shares purchased pursuant to the distribution reinvestment policy. A proxy solicitor will distribute all proxy solicitation materials, if any, to participating Shareholders.

In the case of Shareholders, such as banks, brokers or nominees, that hold Shares for others who are beneficial owners participating under the distribution reinvestment policy, the transfer agent will administer the distribution reinvestment policy on the basis of the number of Shares certified from time to time by the record Shareholder as representing the total amount of Shares registered in the Shareholder's name and held for the account of beneficial owners participating under the distribution reinvestment policy. Shareholders whose Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details. Such Shareholders may not be able to transfer their Shares to another bank or broker and continue to participate in the distribution reinvestment policy.

Neither the transfer agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the distribution reinvestment policy, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant's account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See "Tax Matters."

The Fund reserves the right to amend or terminate the distribution reinvestment policy. There is no direct service charge to participants with regard to purchases under the distribution reinvestment policy; however, the Fund reserves the right to amend the distribution reinvestment policy to include a service charge payable by the participants.

All correspondence concerning the distribution reinvestment policy should be sent to:
American Beacon Apollo Total Return Fund
c/o DST Asset Manager Solutions, Inc.
P.O. Box 219090
Kansas City, MO 64121-9090

Description of the Trust

Description of Capital Structure and Shares

The following is a brief description of the anticipated capital structure of the Trust. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration and the Trust's By-Laws, as amended and restated through the date hereof (the "By-Laws"). The Declaration and By-Laws are each exhibits to the registration statement ("Registration Statement") of which this Prospectus is a part.

The Fund is a series of the Trust, a statutory trust established under the laws of the State of Delaware. The Declaration provides that the Trustees of the Trust may authorize separate classes of shares of beneficial interest. The Declaration authorizes the issuance of an unlimited number of shares of beneficial interest, with or without par value. The Fund currently offers two classes of Shares: Y Class and T Class. The fees and expenses for each class of Shares of the Fund are set forth in "Summary of Fund Expenses" above.

The Fund has adopted a Multi-Class Plan pursuant to Rule 18f-3 under the Investment Company Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 18f-3 as a condition of an exemptive order under the Investment Company Act that permits it to, among other things, offer multiple classes of Shares and pay distribution fees. Under the Multi-Class Plan, Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class bears any class-specific expenses; (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, or any matter for which the Investment Company Act, the Declaration, or the By-Laws require a separate vote of any class of Shares; and (d) each class shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.

Shareholders will be entitled to the payment of distributions when, as and if declared by the Board. All Shares have equal rights to the payment of distributions and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable by the Trust and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund pro rata among the holders of the Shares.

The Board may classify or reclassify any issued or unissued shares of the Trust into shares of any series or class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to

Prospectus – Description of the Trust	67

distributions, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the Investment Company Act.

Preferred shares may be issued in one or more series or classes, with such par value and with such rights as determined by the Board, by action of the Board without the approval of the Shareholders.

The Declaration provides for indemnification out of Fund property for all loss and expense of any Shareholder or former Shareholder held personally liable for the obligations of the Fund solely by reason of such person's status as a Shareholder or former Shareholder. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

The Fund does not intend to hold annual meetings of Shareholders. If the Fund does hold a meeting of Shareholders, Shares, including Y Class and T Class Shares, of the Fund entitle their holders to one vote for each dollar of NAV (number of Shares owned times NAV per share) held. Each fractional dollar amount shall be entitled to a proportionate fractional vote.

The Fund sends unaudited reports at least semiannually and audited financial statements annually to all of its Shareholders.

The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Shares.

The following table shows the amounts of Shares of the Fund that were authorized and outstanding as of September 30, 2019:

(1)	(2)	(3)	(4)
Share Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Shown Under Column (3)
Y	Unlimited	0	627,516
T	Unlimited	0	0

As noted under "Leverage," the Fund may add leverage to its portfolio by, for example, borrowing through a credit facility for other than temporary, defensive, or emergency purposes.

Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the Shares, including the Y Class and T Class Shares.  Additionally, holders of preferred shares would have the right to separately elect two Trustees of the Fund, voting separately as a class.

Anti-Takeover and Other Provisions in the Declaration of Trust

The Declaration and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Trust or to convert the Trust to open-end status.

A Trustee may be removed from office with or without cause by a written instrument signed or adopted by two-thirds of the Trustees, based on the total number of Trustees prior to such removal. A Trustee may be removed from office only with cause by a vote of the holders of Shares representing at least two-thirds of the NAV (in dollars) of the total Shares of the Trust issued and outstanding at a meeting called by the holders of Shares representing at least 25% of the NAV (in dollars) of the outstanding Shares of the Trust. The Declaration requires the affirmative vote or consent of holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Trust's Shares entitled to vote on the matter, or the holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Shares of each series or class affected by the matter, voting as separate series or classes, to authorize certain transactions not in the ordinary course of business, including: (i) the termination, merger, reorganization or consolidation, or liquidation of the Trust or any series or class thereof not initially proposed by the Board; (ii) the sale or conveyance of all or a substantial part of the Trust's assets; (iii) with certain exceptions, the sale, lease or exchange (in one or a series of transactions in any 12-month period) of any assets of the Trust or any series thereof having an aggregate fair market value of $1,000,000 or more to any "Principal Shareholder" (as defined below); or (iv) with certain exceptions, the sale, lease or exchange to the Trust or any series or class thereof, in exchange for Shares of the Trust (in one or a series of transactions in any 12-month period), the assets of any Principal Shareholder having an aggregate fair market value of $1,000,000 or more, unless such transaction described above has been approved by a "Supermajority" (defined as two-thirds) of the Trustees. The term "Principal Shareholder" means any corporation, person or other entity which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the outstanding Shares of the Trust or any series or class and shall include any Associates or Affiliates of such person or entity. The term "Affiliate" and "Associate" shall have the meaning ascribed to each such respective term in Rule 12b-2 under the Exchange Act. The Board has the power to allow, by vote of a Supermajority of the Trustees, including a Supermajority of the independent Trustees, a lesser vote to approve the transactions described above to the extent not otherwise addressed by the Declaration or by applicable law.

The Declaration requires the affirmative vote or consent of holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Shares of the Trust entitled to vote on the matter, or the holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Shares of each series or class of Shares affected by the matter, voting as separate series or classes, to authorize a conversion of the Trust from a closed-end investment company to an open-end investment company, unless the conversion is authorized by a majority of the Trustees (in which case Shareholders would have only the minimum voting rights required by the Investment Company Act with respect to the conversion).

The percentage vote required under these provisions is higher than the vote otherwise required by the Declaration or by the Investment Company Act. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Trust or the Fund by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Trust or the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies.

The Declaration also requires that prior to bringing a derivative action, a demand must first be made on the Board by Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who collectively hold Shares representing twenty-five percent (25%) or more of the NAV (in dollars) of the issued and outstanding Shares of the Trust, or Shares representing twenty-five percent (25%) or more of the NAV (in dollars) of the issued and outstanding Shares of the series or class to which the action relates if it does not relate to all series or classes. A decision by a majority of the Trustees, including a majority of the independent Trustees, or, if the Trustees have appointed a committee to consider the demand, the majority of that committee, that maintaining a derivative suit would not be in the best interests of the Trust or the affected series or class and to reject the demand, shall be final and binding upon the Shareholders and judicially unreviewable.

Reasonable expenses, including reasonable attorney's fees, may be assessed against a Shareholder who brings a derivative action and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. There may also be additional requirements or restrictions on Shareholder derivative lawsuits involving the Fund imposed by law.

68	Prospectus – Description of the Trust

The Declaration provides that, in accordance with the Delaware Statutory Trust Act, any suit against the Trust, any series or class, or the Trustees or officers of the Trust shall be brought exclusively in the State of Delaware. The Declaration also includes a provision that any Shareholder bringing an action against the Trust, any series or class, or the Trustees or officers of the Trust waives the right to trial by jury to the fullest extent permitted by law.

While some of the provisions described above are permitted by Delaware law, certain of the provisions described above are neither permitted nor prohibited by Delaware law. A final judgment by a court about these provisions has not been made as of the date of this Prospectus and it is not clear what judgment a court would reach regarding these provisions.

The Trust's By-Laws contain advance notice provisions the effect of which is to prevent matters, including nominations of Trustees, from being considered at a Shareholders' meeting where the Trust has not yet received certain information. The By-Laws require that certain information be included in any Shareholder request for a special meeting of Shareholders or a separate Shareholder proxy in connection with a Shareholder meeting called by the Trust on its own behalf or on behalf of another Shareholder. This includes information as to any person who a Shareholder proposes to nominate for election or reelection as a Trustee or a description of any other business that the Shareholder proposes to bring before the meeting.

The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.

Tax Matters

General

The following is a brief general summary of certain material federal tax considerations affecting the Fund and its Shareholders with respect to the purchase, ownership, and disposition of Shares. It is based on the Code and the regulations thereunder in effect on, and judicial authorities and published positions of the IRS, and other applicable authorities, publicly available as of the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect); no assurance can be given that future legislation, regulations, court decisions, and/or administrative pronouncements will not significantly change applicable law and materially affect the conclusions expressed herein, and any such change, even though made after an investor has invested in the Fund, could be applied retroactively. Tax matters are complicated, and this discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to Shareholders who or that are subject to special federal tax rules — such as banks, thrift institutions and certain other financial institutions, real estate investment trusts ("REITs"), insurance companies, brokers and dealers in securities or currencies, certain securities traders, persons holding Shares as part of a straddle or other integrated transaction, tax-exempt organizations, qualified pension and profit-sharing plans, individual retirement accounts and plans, certain other tax-deferred accounts, U.S. expatriates, persons with a "functional currency" other than the U.S. dollar, persons subject to the federal alternative minimum tax, and foreign investors (in the case of the certain foreign investors, except as noted below).

Unless otherwise noted, this discussion applies only to a "U.S. Shareholder" that holds Shares as a capital asset (generally, an asset held for investment). For purposes hereof, a "U.S. Shareholder" means a beneficial owner of Shares that, for federal tax purposes, is a "United States person" (as defined in the Code) that is

1

an individual who is a citizen or resident of the United States,

2

a corporation or partnership (or other entity classified as such for federal tax purposes) created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia,

3

an estate the income of which is subject to federal income tax regardless of its source, or

4

a trust if (A) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons (as so defined) have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership holds Shares, the federal income tax treatment of a partner in the partnership generally will depend on the partner's status and the partnership's activities.

No ruling has been or will be sought from the IRS regarding any matter discussed in this Prospectus. Counsel to the Fund has not rendered any legal opinion regarding any tax consequences relating to the Fund or your investment therein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax information discussed below.

Qualification for Treatment as a Regulated Investment Company (RIC)

The Fund has elected to be a RIC and intends to qualify each taxable year for treatment as a RIC, which qualification requires (among other things) that it distribute to its Shareholders for each taxable year at least the sum of 90% of its "investment company taxable income" ("ICTI") (which generally includes, among other things, interest income, dividends, the excess, if any, of net short-term capital gain over net long-term capital loss, and net gains and losses from certain foreign currency transactions, if any, all determined without regard to any deduction for dividends paid) and 90% of its net exempt interest income. If the Fund so qualifies, it will not be required to pay federal income tax on any net income and net realized gains it distributes to its Shareholders, but those distributions generally will be taxable to you as a Shareholder when you receive them (unless you are not subject to federal income tax on your income generally). Shareholders will not be subject to the alternative minimum tax with respect to distributions or gains derived from an investment in Shares.

Treatment of Fund Distributions

The Fund intends to distribute to its Shareholders, at least annually, substantially all or all of its ICTI and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss). Dividends the Fund pays to you that are attributable to its ICTI generally will be taxable as ordinary income to the extent of its E&P, except that dividends attributable to its "qualified dividend income" (i.e., dividends it receives on stock of most domestic and certain foreign corporations with respect to which it satisfies certain holding period and other restrictions) ("QDI") will be subject to federal income tax for individual and certain other non-corporate Shareholders (each, an "individual Shareholder") who satisfy those restrictions with respect to their Shares at the rates for net capital gain a maximum of 15% for a single Shareholder with taxable income not exceeding $434,550 ($488,850 for married Shareholders filing jointly and $461,700 for a head of household) and 20% for those individual Shareholders with taxable income exceeding those respective amounts (which will be adjusted for inflation annually). Part of the Fund's dividends also may be eligible for the dividends-received deduction allowed to corporations ("DRD") — the eligible part may not exceed the aggregate dividends the Fund receives from domestic corporations subject to federal income tax (excluding REITs) and excludes dividends from foreign corporations — subject to similar restrictions. Because the Fund's ordinary income is derived principally from interest, however, it is currently expected that most of the dividends the Fund pays will not constitute QDI or be eligible for the DRD.

Distributions the Fund pays to you that are attributable to net capital gain, if any, are taxable as long-term capital gain, regardless of how long you have held your Shares, at the 15% and 20% maximum federal income tax rates mentioned above. If the Fund distributes to you an amount in excess of its E&P, the

Prospectus – Tax Matters	69

excess will be treated first as a non-taxable "return of capital" that will reduce your tax basis in your Shares (thus reducing any loss or increasing any gain on a subsequent taxable disposition by you thereof) and then, if your basis is reduced to zero, as taxable gain from a sale of those Shares.

The tax treatment of distributions on your Shares is the same regardless of whether they are paid to you in cash or reinvested in additional Shares of the same class under the Fund's distribution reinvestment policy. (See "Quarterly Distribution Policy and Distribution Reinvestment Policy - Distribution Reinvestment Policy.") Shareholders that receive a dividend distribution in the form of newly issued Shares are treated for federal income tax purposes as receiving a distribution in an amount equal to the fair market value, determined as of the distribution date, of those Shares. Those Shareholders will have a basis in each such newly issued Share equal to that value.

A distribution is treated as paid to you on December 31 of a particular calendar year if it is declared by the Fund in October, November, or December of that year with a record date in one of those months and is paid during the following January. Each year, the Fund will notify you of the tax status of its distributions.

Treatment of Share Repurchases

If the Fund repurchases your Shares, you will realize a capital gain or loss in an amount equal to the difference between the repurchase proceeds and your adjusted tax basis in the Shares. That gain or loss will be long-term or short-term depending on your holding period for the Shares. If you tender or are able to sell fewer than all of your Shares pursuant to a repurchase offer, it is possible that any amounts you receive in such repurchase will be taxable to you as a dividend rather than the proceeds of a sale or exchange. In addition, there is a risk that Shareholders who do not tender any of their Shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of a repurchase offer, will be treated for federal income tax purposes as having received a dividend distribution as a result of their percentage increase in ownership of the Fund. (See "Tax Information - Taxation of the Shareholders - Disposition of Shares" in the SAI.)

The Fund's use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC and to avoid a federal excise tax (described in the SAI). The Fund could also recognize income in connection with its liquidation of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.

Backup Withholding

The Fund is required to withhold, and remit to the U.S. Treasury Department, federal income tax (at the rate of 24%) from all taxable distributions otherwise payable to you if you are an individual Shareholder and you:

■

fail to provide the Fund with your correct taxpayer identification number (social security number in the case of an individual);

■

fail to certify to the Fund that you are not subject to backup withholding or that you are a corporation or other exempt recipient; or

■

fail to certify that you have not received notice from the IRS that you are subject to backup withholding as a result of a failure to properly report interest or dividend income on a federal income tax return.

Backup withholding is not an additional tax, and any amounts so withheld may be credited against your federal income tax liability or refunded.

Additional Tax

An individual is required to pay a 3.8% federal tax on the lesser of (i) the individual's "net investment income," which generally includes interest, dividends, and net gains from the disposition of investment property (including taxable distributions the Fund pays and net gains realized on any repurchase of Shares), or (ii) the excess of the individual's "modified adjusted gross income" over $250,000 for married persons filing jointly ($200,000 for single taxpayers). This tax is in addition to any other taxes due on that income. A similar tax applies to estates and trusts.

Foreign Account Tax Compliance Act ("FATCA")

As explained more fully in the SAI, under FATCA, "foreign financial institutions" ("FFIs") and "non-financial foreign entities" ("NFFEs") that are Shareholders may be subject to a generally nonrefundable 30% withholding tax on income dividends the Fund pays. Recently issued proposed regulations, which have immediate effect, eliminate the application of the FATCA withholding tax to capital gain distributions and proceeds of Share repurchases that was scheduled to go into effect in 2019. The withholding tax generally can be avoided by an FFI or an NFFE by complying with certain information reporting requirements. An FFI or NFFE that invests in the Fund will need to provide the Fund with documentation properly certifying the entity's status under FATCA to avoid FATCA withholding. The requirements imposed by FATCA are different from, and in addition to, the tax certification rules to avoid backup withholding described above. Foreign investors are urged to consult their tax advisors regarding the application of these requirements to their own situation and the impact thereof on their investment in the Fund.

Certain Fund Investments

The Fund's transactions in derivative instruments (including swaps, forwards, and futures), foreign currencies and foreign-currency denominated debt obligations, short sales, and similar instruments could affect the amount, timing of recognition, and character of distributions from the Fund and could increase the amount and accelerate the timing for payment of taxes payable by Shareholders. The Fund's investments in certain debt instruments could cause it to recognize taxable income in excess of the cash generated by the investments (which may require the Fund to liquidate other investments in order to make required distributions).

* * * * *

The foregoing is only a summary of certain federal tax considerations generally affecting the Fund and its Shareholders and is not intended as a substitute for careful tax planning. Additional information is contained in the "Tax Information" section of the SAI. Investors are urged to consult their tax advisors with specific reference to their own tax situations.

70	Prospectus – Tax Matters

Reports to Shareholders

The Fund furnishes to Shareholders as soon as practicable after the end of each of its taxable years such information as is necessary for them to complete U.S. federal and state income tax or information returns, along with any other tax information required by law. The Fund sends Shareholders an unaudited semi-annual and an audited annual report within 60 days after the close of the period for which the report is being made, or as otherwise required by the Investment Company Act.

Additional Information

The Board oversees generally the operations of the Fund. The Trust enters into contractual arrangements with various parties, including among others, the Fund's Manager, Sub-Advisor, custodian, transfer agent, and accountants, who provide services to the Fund. Shareholders are not parties to any such contractual arrangements, and those contractual arrangements are not intended to create in any Shareholder any right to enforce them directly against the service providers or to seek any remedy under them directly against the service providers.

This Prospectus provides information concerning the Fund that you should consider in determining whether to purchase Shares. Neither this Prospectus nor the SAI is intended, or should be read, to be or create an agreement or contract between the Trust or the Fund and any investor, or to create any rights in any Shareholder or other person other than any rights under federal or state law that may not be waived. Nothing in this Prospectus, the SAI or the Fund's reports to Shareholders is intended to provide investment advice and should not be construed as investment advice.

A Registration Statement on Form N-2, including any amendments thereto, relating to the Y Class and T Class Shares of the Fund offered hereby, has been filed by the Fund with the SEC. The Prospectus and this SAI are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Y Class and T Class Shares offered or to be offered hereby, reference is made to the Fund's Registration Statement. Statements contained in the Prospectus and the SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

Prospectus – Additional Information	71

Table of Contents for the Statement of Additional Information

The Fund	1
Non-Diversified Status	1
Investment Restrictions	1
Additional Investment Information and Risks	2
Portfolio Turnover	18
Trustees and Officers of the Trust	18
Code of Ethics	28
Proxy Voting Policies	28
Control Persons and 5% Shareholders	28
Investment Management, Administrative, Securities Lending, Distribution, and Other Services	28
Payments to Financial Intermediaries	34
Purchase, Repurchase, and Transfer of Shares	35
Additional Purchase and Sale Information for T Class Shares	36
Portfolio Transactions and Brokerage	37
Tax Information	38
Description of the Trust	42
Other Information	44
Registration Statement	44
Financial Statements	44
Appendix A: Summary of Proxy Voting Policy and Procedures for the Trust and Manager	A-1
Appendix B: Proxy Voting Policy of the Investment Sub-Advisor	B-1

American Beacon and American Beacon Apollo Total Return Fund are registered service marks of American Beacon Advisors, Inc.

SEC File Number 811-23351

72	Prospectus – Table of Contents for the Statement of Additional Information

APPENDIX A

Ratings Definitions

Below are summaries of the ratings definitions used by some of the rating organizations. Those ratings represent the opinion of the rating organizations as to the credit quality of the issues that they rate. The summaries are based upon publicly available information provided by the rating organizations.

Ratings of Long-Term Obligations and Preferred Stocks — The Fund utilizes ratings provided by rating organizations in order to determine eligibility of long-term obligations. The ratings described in this section may also be used for evaluating the credit quality for preferred stocks.

Credit ratings typically evaluate the safety of principal and interest payments, not the market value risk of bonds. The rating organizations may fail to update a credit rating on a timely basis to reflect changes in economic or financial conditions that may affect the market value of the security. For these reasons, credit ratings may not be an accurate indicator of the market value of a bond.

The four highest Moody's ratings for long-term obligations (or issuers thereof) are Aaa, Aa, A and Baa. Obligations rated Aaa are judged to be of the highest quality, subject to the lowest level of credit risk. Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are considered upper-medium grade and are subject to low credit risk. Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Moody's ratings of Ba, B, Caa, Ca and C are considered below investment grade. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Obligations rated B are considered speculative and are subject to high credit risk. Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk. Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest. Obligations rated C are the lowest rated and are typically in default, with little prospect for recovery of principal or interest. Moody's also appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.  Additionally, a "(hyb)" indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firms.

The four highest S&P Global ratings for long-term obligations are AAA, AA, A and BBB. An obligation rated AAA has the highest rating assigned by S&P Global. The obligor's capacity to meet its financial commitment on the obligation is extremely strong. An obligation rated AA differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong. An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

S&P Global ratings of BB, B, CCC, CC, and C are considered below investment grade and are regarded as having significant speculative characteristics. BB indicates the least degree of speculation and C the highest.  While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation. An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation. An obligation rated CC is currently highly vulnerable to nonpayment. The CC rating is used when a default has not yet occurred, but S&P Global expects default to be a virtual certainty, regardless of the anticipated time to default. An obligation rated C is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher. An obligation rated D is in default or in breach of an imputed promise. For non-hybrid capital instruments, the D rating category is used when payments on an obligation are not made on the date due unless S&P Global believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The D rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to D if it is subject to a distressed exchange offer.  NR indicates that a rating has not been assigned or is no longer assigned. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The four highest ratings for long-term obligations by Fitch Ratings are AAA, AA, A and BBB. Obligations rated AAA are deemed to be of the highest credit quality. AAA ratings denote the lowest expectation of default risk. They are assigned only in case of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events. Obligations rated AA are deemed to be of very high credit quality. AA ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events. Obligations rated A are deemed to be of high credit quality. An A rating denotes expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings. Obligations rated BBB are deemed to be of good credit quality. BBB ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business and economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

Fitch's ratings of BB, B, CCC, CC, C, RD and D are considered below investment grade or speculative grade. Obligations rated BB are deemed to be speculative. BB ratings indicate an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists which supports the servicing of financial commitments. Obligations rated B are deemed to be highly speculative. B ratings indicate that material default risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is vulnerable to deterioration in the business and economic environment. Obligations rated CCC indicate, for issuers and performing obligations, default is a real possibility. Obligations rated CC indicate, for issuers and performing obligations, default of some kind appears probable. Obligations rated C indicate exceptionally high levels of credit risk. Default is imminent or inevitable, or the issuer is in standstill. Conditions that are indicative of a 'C' category rating for an issuer include: (a) the issuer has entered into a grace or cure period following non-payment of a material financial obligation; (b) the issuer has entered into a temporary negotiated waiver or standstill agreement following a payment default on a material financial obligation; (c) the formal announcement by the issuer or their agent of a distressed debt exchange; or (d) a closed financing vehicle where payment capacity is irrevocably impaired such that it is not expected to pay interest and/or principal in full during the life of the transaction, but where no payment

Prospectus – Appendix	A-1

default is imminent. Obligations rated RD indicate an issuer that in Fitch Ratings' opinion has experienced an uncured payment default on a bond, loan or other material financial obligation but which has not entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, and which has not otherwise ceased operating. This would include: (a) the selective payment default on a specific class or currency of debt; (b) the uncured expiry of any applicable grace period, cure period or default forbearance period following a payment default on a bank loan, capital markets security or other material financial obligation; (c) the extension of multiple waivers or forbearance periods upon a payment default on one or more material financial obligations, either in series or in parallel; or (d) execution of a distressed debt exchange on one or more material financial obligations. Obligations rated D indicate an issuer that in Fitch Ratings' opinion has entered into bankruptcy filings, administration, receivership, liquidation or other formal winding-up procedure, or which has otherwise ceased business. Default ratings are not assigned prospectively to entities or their obligations; within this context, non-payment on an instrument that contains a deferral feature or grace period will generally not be considered a default until after the expiration of the deferral or grace period unless a default is otherwise driven by bankruptcy or other similar circumstance, or by a distressed debt exchange. "Imminent" default typically refers to the occasion where a payment default has been intimated by the issuer, and is all but inevitable. This may, for example, be where an issuer has missed a scheduled payment, but (as is typical) has a grace period during which it may cure the payment default. Another alternative would be where an issuer has formally announced a distressed debt exchange, but the date of the exchange still lies several days or weeks in the immediate future. In all cases, the assignment of a default rating reflects the agency's opinion as to the most appropriate rating category consistent with the rest of its universe of ratings, and may differ from the definition of default under the terms of an issuer's financial obligations or local commercial practice.

Ratings of Municipal Obligations — Moody's ratings for short-term investment-grade municipal obligations are designated Municipal Investment Grade (MIG or VMIG in the case of variable rate demand obligations) and are divided into three levels — MIG/VMIG 1, MIG/VMIG 2 and MIG/VMIG 3. The MIG/VMIG 1 rating denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing. The MIG/VMIG 2 rating denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group. The MIG/VMIG 3 rating denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established. An SG rating denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

S&P Global uses SP-1, SP-2, SP-3, and D to rate short-term municipal obligations. A rating of SP-1 denotes a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation. A rating of SP-2 denotes a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes. A rating of SP-3 denotes a speculative capacity to pay principal and interest. A rating of D is assigned upon failure to pay the note when due, completion of a distressed exchange offer, or the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions.

Ratings of Short-Term Obligations — Moody's short-term ratings, designated as P-1, P-2, P-3, or NP, are opinions of the ability of issuers to honor short-term financial obligations that generally have an original maturity not exceeding thirteen months. The rating P-1 is the highest short-term rating assigned by Moody's and it denotes an issuer (or supporting institution) that has a superior ability to repay short-term debt obligations. The rating P-2 denotes an issuer (or supporting institution) that has a strong ability to repay short-term debt obligations. The rating P-3 denotes an issuer (or supporting institution) that has an acceptable ability for repayment of senior short-term policyholder claims and obligations.  The rating NP denotes an issuer (or supporting institutions) that does not fall within any of the prime rating categories.

S&P Global short-term ratings are generally assigned to those obligations considered short-term in the relevant market. A short-term obligation rated A-1 is rated in the highest category by S&P Global. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong. A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory. A short-term obligation rated A-3 exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. A short-term obligation rated B is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. A short-term obligation rated C is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. A short-term obligation rated D is in default or in breach of an imputed promise. For non-hybrid capital instruments, the "D" rating category is used when payments on an obligation are not made on the date due, unless S&P Global believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The ‘D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to ‘D' if it is subject to a distressed exchange offer.

Fitch Ratings' short-term ratings have a time horizon of less than 13 months for most obligations, or up to three years for US public finance markets. Short-term ratings thus place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. A rating of F1 denotes an obligation of the highest credit quality. It indicates the strongest capacity for timely payment of financial commitments and may have an added "+" to denote any exceptionally strong credit feature. A rating of F2 denotes good credit quality. It indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings. A rating of F3 denotes fair credit quality. The capacity for timely payment of financial commitments is adequate; however, near term adverse changes could result in a reduction to non-investment grade. A rating of B denotes an obligation that is speculative. Minimal capacity for timely payment of financial commitments, plus vulnerability to near term adverse changes in financial and economic conditions. A rating of C denotes a high default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment. A rating of RD indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. A rating of D indicates an entity or sovereign that has defaulted on all of its financial obligations.

A-2	Prospectus – Appendix

APPENDIX B

Prior Performance Information of the Sub-Advisor

American Beacon Apollo Total Return Fund (the "Fund") is a non-diversified, closed-end management investment company with limited operating history. The table below presents performance information for a composite of all funds and separate accounts (the "Similar Funds") managed by Apollo Credit Management, LLC (the "Sub-Advisor") or an affiliate of the Sub-Advisor whose investment objectives, policies, and strategies are substantially similar to those of the Fund (the "Composite"). The Similar Funds included in the Composite are the only funds and accounts managed by the Sub-Advisor or an affiliate of the Sub-Advisor, including registered investment companies and private advisory accounts, with strategies substantially similar to those of the Fund. The Composite consists of portfolios that invest in the same full spectrum of global investment and below investment grade securities as the Fund, with similar geographical diversity, multi-asset class exposure, and non-index based characteristics and are comprised of both performing and opportunistic assets. The portfolio management team that is responsible for the day-to-day investment of the Fund's portfolio is also responsible for the day-to-day investment of the Similar Funds. Prospective investors in the Fund should understand the performance of the Composite represents the historical performance of the Similar Funds and is not the performance of the Fund, and there can be no assurance that the Fund will achieve the same or similar performance as the Composite. Past performance is neither indicative of, nor a guarantee of, future returns of the Fund.

Except as described below, the Similar Funds are not registered as investment companies under the Investment Company Act and, therefore, are not subject to the certain investment limitations, diversification requirements, liquidity requirements or other restrictions imposed by the Investment Company Act and the Code which, if applicable, might have adversely affected their performance. Two of the funds included in the Composite represent discrete portions of the assets of two multi-manager mutual funds registered under the Investment Company Act sub-advised by the Sub-Advisor (the "Relevant Portions"). While each of these mutual funds utilizes multiple sub-advisers, each of whom is unaffiliated with the Sub-Advisor and manages discrete portions of the assets of the mutual funds, only the performance of the Relevant Portion of each mutual fund has been included in the Composite.

Composite returns are shown net of the actual fees and expenses of each Similar Fund. The calculation method for performance information below differs from the standardized SEC method for calculating registered investment company performance. The performance information below shows the Similar Funds' actual performance, after deduction of management fees, incentive allocations, trading fees, administrative fees, and other expenses borne by the Similar Funds. The composite returns have not been adjusted to reflect the Fund's total annual operating expenses, which, both before and after the fee waiver and/or expense reimbursement, are expected to be higher than those of the Similar Funds as reflected in the Composite. If all of the Similar Funds were subject to the Fund's higher expenses, the Composite returns would be lower. In addition, although the Fund and the Similar Funds have substantially similar investment programs, the Fund may not necessarily make the same investments as each Similar Fund, and, therefore, the investment performance of the Fund and the Composite will differ in the future.

The Sub-Advisor has provided the Composite performance information and has represented that the Composite performance information is calculated in accordance with GIPS®, which is created and administered by the CFA Institute. The calculation method for the Composite return differs from the standardized SEC method for calculating registered investment company performance and may result in an average annual total return that may be higher than that derived from the SEC's standardized methodology. Returns are calculated on a total return basis and include all dividends and interest, accrued income, and realized and unrealized gains and losses.

Composite Historical Performance

	For the periods ended August 31, 2019
	1-year	3-year	Since Inception [1]
Composite (net of actual fees)	6.25%	5.64%	4.92%
50% High Yield, 50% Leveraged Loans[2]	4.96%	5.43%	4.37%
Bloomberg Barclays Global Aggregate Bond Index (USD Hedged)	10.74%	3.81%	4.44%

	For the year ended December 31,
	2014	2015	2016	2017	2018
Composite (net of actual fees)	2.80%	2.52%	6.34%	6.39%	1.79%
50% High Yield, 50% Leveraged Loans[2]	0.26%	(2.66)%	13.78%	5.79%	(0.91)%
Bloomberg Barclays Global Aggregate Bond Index (USD Hedged)	5.54%	1.02%	3.95%	3.04%	1.76%

1 The inception date of the Composite is March 1, 2014.

2 50% BofA Merrill Lynch U.S. High Yield Master II Index, 50% S&P/LSTA Leveraged Loan Index.

The Fund does not seek returns that are relative to or in excess of any traditional stock or bond index. Rather, it seeks to generate attractive risk-adjusted returns using a multi-sector approach.

The BofA Merrill Lynch U.S. High Yield Master II Index ("Master II") is a commonly used benchmark index for high yield composite bonds. It is administered by Bank of America/Merrill Lynch. The Master II is a measure of the broad high yield market.

The S&P/LSTA Leveraged Loan Index is a common benchmark and represents the 100 largest and most liquid issues of the institutional loan universe. The index is modified market value-weighted and is fully rebalanced semi-annually. In addition, the index is reviewed weekly to reflect pay-downs and ensure that it continually maintains 100 loan facilities.

The Bloomberg Barclays Global Aggregate Bond Index tracks the performance of global investment-grade debt, including treasury, government-related, corporate and securitized fixed-rate bonds, denominated in local currencies from developed and emerging markets issuers. Securities must have at least one year until final maturity, or average life as applicable, and must meet minimum issue size criteria.

Disclaimer: The investments held by the Fund may be materially different in composition and diversification as compared to the investments comprising the indices described herein. The Fund may invest in financial instruments that have a different degree of risk, volatility and leverage than the loans and investments that comprise the Master II, the S&P/LSTA Leveraged Loan Index and the Bloomberg Barclays Global Aggregate Bond Index (collectively, the "Benchmarks"). The Benchmarks do not reflect the reinvestment of income or dividends and are not subject to the fees or expenses to which the Fund is subject. It should not be assumed that the Fund invests in any specific financial instruments that comprise the Benchmarks or that there is a correlation

Prospectus – Appendix	B-1

between the performance of the Fund and the performance of the Benchmarks. The Benchmarks are provided for information purposes only. You cannot invest directly in an index.

B-2	Prospectus – Appendix

Statement of Additional Information
 October 28, 2019

Share Class
	Y	T
American Beacon Apollo Total Return Fund	ATRYX	ATRTX

American Beacon Apollo Total Return Fund (the "Fund") is a series of a recently-organized, non-diversified, closed-end management investment company that continuously offers its shares of beneficial interest ("Shares") and is operated as an "interval fund."  The Fund commenced operations on September 12, 2018.  The Fund currently offers two classes of Shares: Y Class and T Class.

This Statement of Additional Information ("SAI") does not include all information that a prospective investor should consider before purchasing the Shares and should be read in conjunction with the Fund's prospectus dated October 28, 2019 (the "Prospectus").  You should obtain and read the Prospectus prior to purchasing the Shares.  Copies of the Prospectus may be obtained without charge by calling 833-262-3226.  You also may obtain copies of the Prospectus without charge by visiting the Fund's website at www.americanbeaconfunds.com. This SAI is incorporated by reference into the Fund's Prospectus. In other words, it is legally a part of the Prospectus. This SAI is not a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by the current Prospectus.  Capitalized terms in this SAI have the same definition as in the Prospectus, unless otherwise defined.

The Fund's Annual Report to shareholders for the period ended June 30, 2019 and the financial statements and accompanying notes appearing therein are incorporated by reference into this SAI. Copies of the Fund's Annual and Semi-Annual Reports may be obtained without charge, upon request by calling 833-262-3226 or visiting www.americanbeaconfunds.com.

THE FUND

The American Beacon Apollo Total Return Fund (the "Fund") is a series of a recently-organized, non-diversified, closed-end management investment company of the same name (the "Trust") that continuously offers two classes of shares of beneficial interest ("Shares"), Y Class and T Class Shares, and is operated as an "interval fund."  The Trust was formed on February 16, 2018 as a Delaware statutory trust. The Fund commenced operations on September 12, 2018. Prior to commencing operations, the Fund had no operations other than matters relating to its organization and registration as a series of a non-diversified, closed-end management investment company.

The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are described in the Prospectus. Additional information concerning the characteristics of certain of the Fund's investment strategies and risks is set forth below. Unless a strategy or policy described below is specifically prohibited by any investment restrictions listed in the Prospectus, by the investment restrictions under "Investment Restrictions" in this SAI, or by applicable law, the Fund may engage in each of the practices described below. However, the Fund is not required to engage in any particular transaction or purchase any particular type of securities or investment, even if to do so might benefit the Fund. Unless otherwise stated herein, all investment policies of the Fund may be changed by the Board of Trustees (the "Board") without Shareholder approval. In addition, the Fund may be subject to restrictions on its ability to utilize certain investments or investment techniques. Unless otherwise stated herein, these additional restrictions may be changed with the consent of the Board, but without approval by or notice to Shareholders.

NON-DIVERSIFIED STATUS

As noted above, the Fund is "non-diversified" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which means that it may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. An investment in the Fund may present greater risk to an investor than an investment in a diversified portfolio because changes in the financial condition or market assessment of a single issuer, or the effects of a single economic, political or regulatory event, may cause greater fluctuations in the value of its Shares. Although the Fund is non-diversified under the Investment Company Act, it is subject to the diversification rules of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), that apply to all "regulated investment companies" ("RICs"). These rules provide that, among the requirements to maintain the favorable tax treatment applicable to RICs, the Fund may not acquire a security if, as a result, with respect to 50% of the value of its total assets, more than 5% of that value would be invested in the securities of a single issuer or more than 10% of the outstanding voting securities of an issuer would be held by the Fund. With respect to the remaining 50% of its total asset value, the Fund is limited to holding no more than 25% of that value in the securities of any one issuer, the securities of any two or more issuers that the Fund controls (by owning 20% or more of their voting power) and that are determined to be engaged in the same, similar or related trades or businesses, or the securities of one or more "qualified publicly traded partnerships". These limits apply only as of the end of each quarter of the Fund's taxable (fiscal) year and do not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, or issued by other RICs.

INVESTMENT RESTRICTIONS

Fundamental Investment Restrictions

The following investment restrictions of the Fund are designated as fundamental policies and as such cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities. Under the Investment Company Act, a "majority" vote is defined as the vote of the holders of the lesser of: (a) 67% or more of the Shares of the Fund present at a meeting if the holders of more than 50% of the outstanding Shares are present or represented by proxy at the meeting; or (b) more than 50% of the outstanding Shares of the Fund. Under these restrictions, the Fund:

1

may not issue senior securities, except to the extent permitted under the Investment Company Act and the rules and regulations thereunder, as amended from time to time, and interpretations or orders thereunder issued by the SEC or its staff or other authority of competent jurisdiction;

2

may not borrow money, except to the extent permitted under the Investment Company Act and the rules and regulations thereunder, as amended from time to time, and interpretations or orders thereunder issued by the SEC or its staff or other authority of competent jurisdiction;

3

may not underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under federal securities law;

4

may not invest more than 25% of its net assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities);

5

may not purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, including securities of real estate investment trusts, and may purchase securities which are secured by interests in real estate or real estate mortgage loans;

6

may not purchase or sell commodities, except that the Fund may purchase and sell futures contracts and options, may enter into foreign exchange contracts, and may enter into swap agreements and other financial transactions not requiring the delivery of physical commodities; and

7

may make loans, including the lending of its portfolio securities, except to the extent prohibited by the Investment Company Act or the rules and regulations thereunder, or interpretations or modifications by the SEC or other authority of competent jurisdiction. The Fund may loan no more than one-third of its total assets.

The above percentage limits (except the limitation to borrowings) and any other percentage limits set forth in the Fund's registration statement ("Registration Statement"), are based upon asset values at the time of the applicable transaction; accordingly, a subsequent change in asset values will not affect a transaction that was in compliance with the investment restrictions at the time such transaction was effected.  With respect to the fundamental investment restriction relating to making loans set forth in restriction 7 above, securities loans will not be made if, as a result, the aggregate amount of all outstanding securities loans by the Fund exceeds 33¹/3% of its total assets (including the market value of collateral received).

1

For purposes of the Fund's policy relating to issuing senior securities set forth in restriction 1 above, "senior securities" are defined as Fund obligations that have a priority over the Fund's shares with respect to the payment of dividends or the distribution of Fund assets. Under the Investment Company Act, a "senior security" does not include any promissory note or evidence of indebtedness where such loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the issuer at the time the loan is made. The Investment Company Act prohibits the Fund from issuing any class of senior securities or selling any senior securities of which it is the issuer that constitute indebtedness unless, immediately after such issuance, there is an asset coverage of at least 300% for all such indebtedness of the Fund (not including borrowings for temporary purposes in an amount not exceeding 5% of the value of the Fund's total assets). In the event that such asset coverage falls below this percentage, the Fund is required to reduce the amount of its borrowings within three (3) days (not including Sundays and holidays) so that the asset coverage is restored to at least 300%. Consistent with guidance issued by the SEC and its staff, the requisite asset coverage may vary among different types of instruments. The policy in 1 above is interpreted not to prevent collateral arrangements with respect to swaps, options, forward or futures contracts or other derivatives, or the posting of initial or variation margin. A loan is presumed to be for temporary purposes if it is repaid within sixty (60) days and is not extended or renewed.

For purposes of construing restriction 4 above, the Manager may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Manager may, but need not, consider industry classifications provided by third parties, and the classifications applied to Fund investments will be informed by applicable law. A large economic or market sector shall not be construed as a single industry or group of industries. The Manager currently considers securities issued by a foreign government (but not the U.S. Government or its agencies or instrumentalities) to be an "industry" subject to the 25% limitation. Thus, not more than 25% of the Fund's assets will be invested in securities issued by any one foreign government or supranational organization. The Fund might invest in certain securities issued by companies in a particular industry whose obligations are guaranteed by a foreign government. The Manager could consider such a company to be within the particular industry and, therefore, the Fund will invest in the securities of such a company only if it can do so under its policy of not being concentrated in any particular industry or group of industries.

For the purpose of construing restriction 5 above, when the Fund purchases a loan or other security secured by real estate or interests therein, in the event of a subsequent default, foreclosure, or similar event, the Fund may take possession of and hold the underlying real estate in accordance with its rights under the initial security and subsequently sell or otherwise dispose of such real estate.

The Fund has also adopted the following fundamental policies in order to repurchase its Shares, which may not be changed without the approval of the holders of a majority of the Fund's outstanding voting securities:

1

The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the Investment Company Act, as it may be amended from time to time.

2

The Fund will repurchase Shares that are tendered by a specific date (the "Repurchase Request Deadline"), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to Shareholders of the repurchase offer.

3

There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund's net asset value ("NAV") applicable to the repurchase offer is determined (the "Repurchase Pricing Date").

ADDITIONAL INVESTMENT INFORMATION AND RISKS

Cash Equivalents

Cash equivalents include shares of money market funds, certificates of deposit, time deposits, bearer deposit notes, bankers' acceptances, government obligations, commercial paper, short-term corporate debt securities and repurchase agreements.

Bankers' acceptances are short-term credit instruments designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by a bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less.

Certificates of deposit ("CDs") are issued against funds deposited in an eligible bank (including its domestic and foreign branches, subsidiaries and agencies), are for a definite period of time, earn a specified rate of return and are normally negotiable. U.S. dollar denominated CDs issued by banks abroad are known as Eurodollar CDs. CDs issued by foreign branches of U.S. banks are known as Yankee CDs.

Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

Cash Management Investments

The Fund may invest cash balances in money market funds that are registered as investment companies under the Investment Company Act, including money market funds that are advised by the Manager. If the Fund invests in money market funds, the Fund becomes a shareholder of that investment company. As a result, Shareholders will bear their proportionate share of the expenses, including, for example, advisory and administrative fees of the money market funds in which the Fund invests, such as advisory fees charged by the Manager to any applicable money market funds advised by the Manager, in addition to the fees and expenses Shareholders directly bear in connection with the Fund's own operations. Shareholders also would be exposed to the risks associated with money market funds and the portfolio investments of such money market funds, including the risk that a money market fund's yield will be lower than the return that the Fund would have derived from other investments that provide liquidity.

2

Commercial Mortgage-Backed Securities ("CMBS")

The Fund may invest in a variety of mortgage-related and other asset-backed securities issued by government agencies or other governmental entities or by private originators or issuers, such as CMBS.  CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real estate property. CMBS are generally multi-class or pass-through securities backed by a mortgage loan or a pool of mortgage loans secured by commercial property, such as industrial and warehouse properties, office buildings, retail space and shopping malls, multifamily properties and cooperative apartments. The commercial mortgage loans that underlie CMBS are generally not amortizing or not fully amortizing. That is, at their maturity date, repayment of the remaining principal balance or "balloon" is due and is repaid through the attainment of an additional loan or sale of the property. Many of the risks of investing in CMBS reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. CMBS may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.

Common Stocks

Common stock generally takes the form of shares in a corporation, which represent an ownership interest. It ranks below preferred stock and debt securities in claims for dividends and for assets of the company in a liquidation or bankruptcy. The value of a company's common stock may fall as a result of factors directly relating to that company, such as decisions made by its management or decreased demand for the company's products or services. A stock's value also may decline because of factors affecting not just the company, but also companies in the same industry or in a number of different industries, such as increases in production costs. The price of a company's stock also may be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates, currency exchange rates, or industry regulation. In addition, the price of a company's stock generally pays dividends only after the company invests in its own business and makes required payments to holders of its bonds, other debt and preferred stock. For this reason, the value of a company's stock will usually react more strongly than its bonds, other debt and preferred stock to actual or perceived changes in the company's financial condition or prospects. Stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies. Stocks of companies that the portfolio managers believe are fast-growing may trade at a higher multiple of current earnings than other stocks. The value of such stocks may be more sensitive to changes in current or expected earnings than the values of other stocks. Common stock may be exchange-traded or traded over-the-counter ("OTC"). OTC stock may be less liquid than exchange-traded stock.

Contingent Convertible Securities ("CoCos")

Contingent convertible securities ("CoCos") are a form of hybrid debt security issued by financial institutions. If an issuer experiences an event that causes its capital to fall below a predetermined "trigger" level, CoCos are either converted into equity securities of the issuer or undergo a full or partial writedown of their principal. The triggering events and conditions are specific to the issuing institution and its regulatory requirements, and may be linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution's continued viability as a going concern. Triggering events might include, for instance, an issuer failing to maintain a minimum capital level, a regulator's determination that the issuer should convert the security to maintain continued viability, or if the issuer receives high levels of public support. Market value will fluctuate based on unpredictable factors. The value of CoCos is unpredictable and will be influenced by many factors including, without limitation: (i) the creditworthiness of the issuer and/or fluctuations in such issuer's applicable capital ratios; (ii) supply and demand for the CoCos; (iii) general market conditions and available liquidity; and (iv) economic, financial and political events that affect the issuer, its particular market or the financial markets in general. CoCos have no stated maturity date, have discretionary interest payments and are usually subordinated debt instruments. Because CoCos are typically subordinated debt instruments, in the event the issuer liquidates, dissolves or winds up before a triggering event, the Fund's claims will generally be junior to those holding more senior debt obligations. The Fund's investment would be even further subordinated if the CoCo converted to an equity security because equity securities have the lowest priority in the capital structure of an issuer. As a result, an investment by the Fund in CoCos is subject to the risk that coupon (i.e., interest) payments may be cancelled by the issuer or a regulatory authority in order to help the issuer absorb losses. If the issuer converts the CoCo to an equity security, it is not required to pay a dividend, and the Fund would lose interest payments and potentially all income. The issuer could alternatively write down the principal due on the CoCos, in which case the Fund could lose some or all of its investment. Some CoCos have a set stock conversion rate that would cause an automatic writedown of capital if the price of the stock is below the conversion price on the conversion date. Under some circumstances, the liquidation value of certain types of contingent convertible securities may be adjusted downward to below the original par value. The writedown of the par value would occur automatically and would not entitle the holders to seek bankruptcy of the company. CoCos may be subject to redemption at the option of the issuer at a predetermined price.

CoCos are often rated below investment grade and are subject to the risks of high yield securities. Because CoCos are issued primarily by financial institutions, CoCos may present substantially increased risks at times of financial turmoil, which could affect financial institutions more than companies in other sectors and industries. CoCos carry the general risks applicable to other fixed income investments, including interest rate risk, credit risk, market risk and liquidity risk.

Corporate Debt Securities

The Fund may invest in corporate debt securities of U.S. issuers and foreign issuers, and/or it may hold its assets in these securities for cash management purposes. The investment return of corporate debt securities reflects interest earnings and changes in the market value of the security. The market value of a corporate debt obligation may be expected to rise and fall inversely with interest rates generally. There also exists the risk that the issuers of the securities may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. The Fund's investments in U.S. dollar or foreign currency-denominated corporate debt securities of domestic or foreign issuers are limited to corporate debt securities (corporate bonds, debentures, notes and other similar corporate debt instruments, including convertible securities) which meet the minimum ratings criteria set forth for the Fund, or, if unrated, are in the Sub-Advisor's opinion comparable in quality to corporate debt securities in which the Fund may invest. Corporate income-producing securities may include forms of preferred or preference stock. The interest rate on a corporate debt

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security may be fixed, floating or variable, and may vary inversely with respect to a reference rate. The rate of return or return of principal on some debt obligations may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Corporate debt securities may be acquired with warrants attached. Securities rated Baa3 by Moody's Investors Service, Inc. ("Moody's"), BBB- by S&P Global Ratings, a division of The McGraw-Hill Company, Inc. ("S&P") and BBB- by Fitch Inc. ("Fitch") are the lowest which are considered "investment grade" obligations. Moody's describes securities rated Baa as "medium-grade" obligations; they are subject to moderate credit risk and as such may possess certain speculative characteristics. S&P describes securities rated BBB as having "adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments." For securities rated BBB, Fitch states that "... expectations of default risk are currently low... capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity." For a discussion of securities rated below investment grade, see "High Yield Securities ("Junk Bonds") and Securities of Distressed Companies."

Credit-Linked Notes

Credit-linked notes ("CLNs") are derivative debt obligations that are issued by limited purpose entities or by financial firms, such as banks, securities firms or their affiliates, and are structured so that their performance is linked to that of an underlying bond or other debt obligation (a "reference asset"), normally by means of an embedded or underlying credit default swap. They may be highly volatile and are subject to the credit risk of both the issuer of the CLN and the issuer of the reference assets. They also are subject to currency risk, liquidity risk, valuation risk, the other risks of a credit default swap, and potential conflicts of interest with the CLN issuer or sponsor. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products, such as CLNs, generally pay their share of the structured product's administrative and other expenses. Although it is difficult to predict whether the prices of securities underlying CLNs will rise or fall, these prices (and, therefore, the prices of structured products) will be influenced by the same types of political and economic events that affect issuers of securities and capital markets generally.

The issuer or one of the affiliates of the issuer of the CLNs in which the Fund will invest, normally will purchase the reference asset underlying the CLN directly, but in some cases it may gain exposure to the reference asset through a credit default swap or other derivative. Under the terms of a CLN, the Fund will receive a fixed or variable rate of interest on the outstanding principal amount of the CLN, which in turn will be subject to reduction (potentially down to zero) if a "credit event" occurs with respect to the underlying reference asset or its issuer. Such credit events will include payment defaults on the reference asset, and normally will also include events that do not involve an actual default, such as actual or potential insolvencies, repudiations of indebtedness, moratoria on payments, reference asset restructurings, limits on the convertibility or repatriation of currencies, and the imposition of ownership restrictions. If a credit event occurs, payments on the CLN would terminate, and the Fund normally would receive delivery of the underlying reference asset (or, in some cases, a comparable "deliverable" asset) in lieu of the repayment of principal. In some cases, however, including but not limited to instances where there has been a market disruption or in which it is or has become illegal, impossible or impracticable for the Fund to purchase, hold or receive the reference assets, the Fund may receive a cash settlement based on the value of the reference asset or a comparable instrument, less fees charged and certain expenses incurred by the CLN issuer.

CLNs are debt obligations of the CLN issuers, and the Fund would have no ownership or other property interest in the reference assets (other than following a credit event that results in the reference assets being delivered to the Fund) or any direct recourse to the issuers of those reference assets. Thus, the Fund will be exposed to the credit risk of the issuers of the reference assets that underlie its CLNs, as well as to the credit risk of the issuers of the CLNs themselves. CLNs will also be subject to currency risk, liquidity risk, valuation risks, and the other risks of a credit default swap. Various determinations that may need to be made with respect to the CLNs, including the occurrence of a credit event, the selection of deliverable assets (where applicable) and the valuation of the reference asset for purposes of determining any cash settlement amount, normally will be made by the issuer or sponsor of the CLN. The interests of such issuer or sponsor may not be aligned with those of the Fund or other investors in the CLN. Accordingly, CLNs may also be subject to potential conflicts of interest.

There may be no established trading market for the Fund's CLNs, in which event they may constitute illiquid investments.

Currencies Risk

The Fund may have exposure to foreign currencies for investment or hedging purposes by making direct investments in non-U.S. currencies or in securities denominated in non-U.S. currencies, or by purchasing or selling forward currency exchange contracts in non-U.S. currencies, non-U.S. currency futures contracts, options on non-U.S. currencies and non-U.S. currency futures and swaps for cross-currency investments.

Foreign currencies will fluctuate, and may decline in value, relative to the U.S. dollar and affect the Fund's investments in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, or in derivatives that provide exposure to, foreign (non-U.S.) currencies.

CyberSecurity Risk

With the increased use of technologies such as the Internet and the dependence on computer systems to perform necessary business functions, the Fund and its service providers may be prone to operational and information security risks resulting from cyber-attacks. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, the unauthorized release of confidential information or various other forms of cyber security breaches. Cyber-attacks affecting the Fund, the Manager, or the Sub-Advisor, custodian, transfer agent, intermediaries and other third-party service providers may adversely impact the Fund. For instance, cyber-attacks may interfere with the processing of Shareholder transactions, result in the loss or theft of customer data or funds, impact the Fund's ability to calculate its NAV per share, cause the release of private Shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. A cyber-attack may also result in customers or employees being unable to access electronic systems ("denial of services"), loss or theft of proprietary information or corporate data, physical damage to a computer or network system,

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or remediation costs associated with system repairs. The Fund may also incur additional costs for cybersecurity risk management purposes. Similar types of cyber-security risks are also present for issues or securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund's investment in such companies to lose value.

Any of these results could have a substantial adverse impact on the Fund and its Shareholders. For example, if a cybersecurity incident results in a denial of service, Shareholders could lose access to their electronic accounts and be unable to buy or sell Shares for an unknown period of time, and employees could be unable to access electronic systems to perform critical duties for the Fund, such as trading, NAV calculation, Shareholder accounting or fulfillment of Fund Share purchases and requests for repurchase. Cybersecurity incidents could cause the Fund or Fund service provider to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures, or financial loss of a significant magnitude and could result in allegations that the Fund or Fund service provider violated privacy and other laws. Similar adverse consequences could result from cybersecurity incidents affecting issuers of securities in which the Fund invests, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, exchange and other financial market operators, banks, brokers, dealers, insurance companies, and other financial institutions and other parties. Although the Fund and its Manager endeavor to determine that service providers have established risk management systems that seek to reduce the risks associated with cybersecurity, and business continuity plans in the event there is a cybersecurity breach, there are inherent limitations in these systems and plans, including the possibility that certain risks may not have been identified, in large part because different or unknown threats may emerge in the future. Furthermore, the Fund does not control the cybersecurity systems and plans of the issuers of securities in which the Fund invests or the Fund's third-party service providers or trading counterparties or any other service providers whose operations may affect the Fund or its Shareholders.

Depositary Receipts — American Depositary Receipts ("ADRs")

ADRs are depositary receipts for foreign issuers in registered form traded in U.S. securities markets. Depositary receipts may not be denominated in the same currency as the securities into which they may be converted. In addition, the Fund may invest in unsponsored depositary receipts, the issuers of which are not obligated to disclose material information about the underlying securities to investors in the United States. Ownership of unsponsored depositary receipts may not entitle the Fund to the same benefits and rights as ownership of a sponsored depositary receipt or the underlying security. Investing in depositary receipts entails substantially the same risks as direct investment in non-U.S. securities.

Investing in non-U.S. securities involves special risks and considerations not typically associated with investing in U.S. securities. These include: differences in accounting, auditing and financial reporting standards, generally higher commission rates on non-U.S. portfolio transactions, the possibility of expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations (which may include suspension of the ability to transfer currency from a country), market disruption, the possibility of security suspensions, political instability which can affect U.S. investments in non-U.S. countries and potential restrictions on the flow of international capital. In addition, foreign securities and the Fund's income in respect of those securities may be subject to foreign taxes, including taxes withheld from payments on those securities, which would reduce the Fund's return on such securities. Non-U.S. securities often trade with less frequency and volume than domestic securities and therefore may exhibit greater price volatility. Changes in foreign exchange rates will affect the value of those securities that are denominated or quoted in currencies other than the U.S. dollar. The currencies of non-U.S. countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund.

The investments in foreign currency denominated debt obligations and hedging activities by the Fund will likely produce a difference between the Fund's book income and its taxable income. This difference may cause a portion of the Fund's income distributions to constitute "returns of capital" for federal income tax purposes or require the Fund to make distributions exceeding book income to qualify as a regulated investment company for U.S. federal tax purposes. The Fund's investments in non-U.S. securities may increase or accelerate the amount of ordinary income the Fund recognizes. See "Tax Information."

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Euro- and EU-related risks
The global economic crisis brought several small economies in Europe to the brink of bankruptcy and many other economies into recession and weakened the banking and financial sectors of many European countries. For example, the governments of Greece, Spain, Portugal, and the Republic of Ireland have all experienced large public budget deficits, the effects of which are still yet unknown and may slow the overall recovery of European economies from the global economic crisis. In addition, due to large public deficits, some European countries may be dependent on assistance from other European governments and institutions or other central banks or supranational agencies such as the International Monetary Fund. Assistance may be dependent on a country's implementation of reforms or reaching a certain level of performance. Failure to reach those objectives or an insufficient level of assistance could result in a deep economic downturn which could significantly affect the value of the Fund's European investments.

The Economic and Monetary Union of the European Union ("EMU") is comprised of the European Union ("EU") members that have adopted the euro currency. By adopting the euro as its currency, a member state relinquishes control of its own monetary policies. As a result, European countries are significantly affected by fiscal and monetary policies implemented by the EMU and European Central Bank. The euro currency may not fully reflect the strengths and weaknesses of the various economies that comprise the EMU and Europe generally.

It is possible that one or more EMU member countries could abandon the euro and return to a national currency and/or that the euro will cease to exist as a single currency in its current form. The effects of such an abandonment or a country's forced expulsion from the euro on that country, the rest of the EMU, and global markets are impossible to predict, but are likely to be negative. The exit of any country out of the euro may have an extremely destabilizing effect on other eurozone countries and their economies and a negative effect on the global economy as a whole. Such an exit by one country may also increase the possibility that additional countries may exit the euro should they face similar financial difficulties. In addition, in the event of one or more countries' exit from the euro, it may be difficult to value investments denominated in euros or in a replacement currency.

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The Fund may face potential risks associated with the referendum on the United Kingdom's continued membership in the EU, which resulted in a vote for the United Kingdom to leave the EU. The vote to leave the EU may result in substantial volatility in foreign exchange markets and may lead to a sustained weakness in the British pound's exchange rate against the United States dollar, the euro and other currencies, which may impact Fund returns. The vote to leave the EU may result in a sustained period of market uncertainty, as the United Kingdom seeks to negotiate the terms of its exit. It may also destabilize some or all of the other EU member countries and/or the Eurozone. These developments could result in losses to the Fund, as there may be negative effects on the value of Fund's investments and/or on the Fund's ability to enter into certain transactions or value certain investments, and these developments may make it more difficult for the Fund to exit certain investments at an advantageous time or price. Such events could result from, among other things, increased uncertainty and volatility in the United Kingdom, the EU and other financial markets; fluctuations in asset values; fluctuations in exchange rates; decreased liquidity of investments located, traded or listed within the United Kingdom, the EU or elsewhere; changes in the willingness or ability of financial and other counterparties to enter into transactions or the price and terms on which other counterparties are willing to transact; and/or changes in legal and regulatory regimes to which Fund investments are or become subject. Any of these events, as well as an exit or expulsion of another EU member state, could negatively impact Fund returns.

Derivatives

Generally, a derivative is a financial arrangement, the value of which is based on, or "derived" from, a traditional security, asset, currency, or market index. Some "derivatives" such as mortgage-related and other asset-backed securities are in many respects like any other investment, although they may be more volatile or less liquid than more traditional debt securities. There are, in fact, many different types of derivatives and many different ways to use them. The value of certain derivative securities is linked to other equity securities (such as depositary receipts), currencies, interest rates, indices or other financial indicators (reference assets).

The Fund may invest in various types of derivatives, including among others, options, futures, forward currency contracts and other forwards (including non-deliverable forwards), interest rate swaps, total return swaps, credit default swaps and contracts for difference. The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") resulted in historic and comprehensive reform relating to derivatives, including the manner in which they are entered into, reported, recorded, executed, and settled or cleared. Pursuant to the Dodd-Frank Act the SEC and the U.S. Commodity Futures Trading Commission ("CFTC") have promulgated a broad range of new regulations with respect to security-based swaps (e.g., derivatives based on a single security or narrow-based securities index), which are regulated by the SEC, and other swaps, which are regulated by the CFTC and the markets in which these instruments trade.

Prior to 2012, advisers of registered investment companies, like the Fund, that trade commodity interests (such as futures contracts, options on futures contracts, non-deliverable forwards and swaps), were excluded from regulation as commodity pool operators pursuant to CFTC Regulation 4.5. In 2012, the CFTC amended Regulation 4.5 to dramatically narrow this exclusion. Under the amended Regulation 4.5 exclusion, in order to rely on the exclusion the Fund's commodity interests – other than those used for bona fide hedging purposes (as defined by the CFTC) – must be limited such that the aggregate initial margin and premiums required to establish the positions (after taking into account unrealized profits and unrealized losses on any such positions and excluding the amount by which options that are "in-the-money" at the time of purchase) does not exceed 5% of the Fund's NAV, or alternatively, the aggregate net notional value of the positions, determined at the time the most recent position was established, does not exceed 100% of the Fund's NAV (after taking into account unrealized profits and unrealized losses on any such positions). Further, to qualify for the exclusion in amended Regulation 4.5, the Fund must satisfy a marketing test, which requires, among other things, that the Fund not hold itself out as a vehicle for trading commodity interests. The Fund's ability to use these instruments also may be limited by federal income tax considerations. See the section entitled "Tax Information".

The Manager, on behalf of the Fund, has filed a notice claiming the CFTC Regulation 4.5 exclusion from CPO registration with respect to the Fund. The Manager is also exempt from registration as a commodity trading advisor under CFTC Regulation 4.14(a)(8) with respect to the Fund.

Derivatives may involve significant risk. Some derivatives have the potential for unlimited loss, regardless of the size of the Fund's initial investment. Not all derivative transactions require a counterparty to post collateral, which may expose the Fund to greater losses in the event of a default by a counterparty.

Derivatives may be illiquid and may be more volatile than other types of investments. The Fund may buy or sell derivatives not traded on organized exchanges. The Fund may also enter into transactions that are not cleared through clearing organizations. Such derivatives may be subject to heightened counterparty, liquidity and valuation risk.

Transactions in derivatives may expose the Fund to an obligation to another party and, as a result, the Fund may need to "cover" the obligation or segregate liquid assets in compliance with SEC guidelines, as discussed in the Prospectus under "Cover and Asset Segregation."

Emerging Markets Risk

When investing in emerging markets, the risks of investing in foreign securities are heightened. Emerging markets have unique risks that are greater than or in addition to investing in developed markets because emerging markets are generally smaller, less developed, less liquid and more volatile than the securities markets of the U.S. and other developed markets and disclosure and regulatory standards in many respects are less stringent. There also may be a lower level of monitoring and regulation of securities markets in emerging market countries and the activities of investors in such markets and enforcement of existing regulations may be extremely limited. Government enforcement of existing securities regulations is limited, and any enforcement may be arbitrary and the results difficult to predict. In addition, reporting requirements of emerging market countries with respect to the ownership of securities are more likely to be subject to interpretation or changes without prior notice to investors than more developed countries. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation for many years. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on such countries' economies and securities markets.

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Economies of emerging market countries are heavily dependent upon international trade and, accordingly, have been and may continue to be affected adversely by trade barriers, exchange controls, managed adjustments in relative currency values, and other protectionist measures imposed or negotiated by the countries with which they trade. The economies of emerging market countries also have been and may continue to be adversely affected by economic conditions in the countries with which they trade. The economies of emerging market countries may also be predominantly based on only a few industries or dependent on revenues from particular commodities. In addition, custodial services and other investment-related costs may be more expensive in emerging markets than in many developed markets, which could reduce the Fund's income from securities or debt instruments of emerging market country issuers. Emerging market economies may develop unevenly or may never fully develop.

Also, there may be less publicly available information about emerging markets than would be available in more developed capital markets, and such issuers may not be subject to accounting, auditing and financial reporting standards and requirements comparable to those to which U.S. companies are subject. In certain countries with emerging capital markets, reporting standards vary widely. As a result, traditional investment measurements used in the U.S. may not be applicable. This may adversely affect the timing and pricing of the Fund's acquisition or disposal of securities.

Governments of many emerging market countries have exercised and continue to exercise substantial influence over many aspects of the private sector. In some cases, the government owns or controls many companies, including some of the largest in the country. Accordingly, government actions could have a significant effect on economic conditions in an emerging country and on market conditions, prices and yields of securities in the Fund's portfolio. The laws in certain countries with emerging capital markets may be based upon or be highly influenced by religious codes or rules. The interpretation of how these laws apply to certain investments may change over time, which could have a negative impact on those investments and the Fund.

Emerging market countries are more likely than developed market countries to experience political uncertainty and instability, including the risk of war, terrorism, nationalization, limitations on the removal of funds or other assets, or diplomatic developments that affect investments in these countries. No assurance can be given that adverse political changes will not cause the Fund to suffer a loss of any or all of its investments in emerging market countries or interest/dividend income thereon.

Foreign investment in certain emerging market country securities is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market country securities and increase the costs and expenses of the Fund. Certain emerging market countries require governmental approval prior to investments by foreign persons, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by domiciliaries of the countries and/or impose additional taxes on foreign investors. Certain emerging market countries may also restrict investment opportunities in issuers in industries deemed important to national interests. Emerging market countries may require governmental approval for the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors.

Also, because publicly traded debt instruments of emerging market issuers represent a relatively recent innovation in the world debt markets, there is little historical data or related market experience concerning the attributes of such instruments under all economic, market and political conditions.

Practices in relation to settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in part because the Fund may use brokers and counterparties that are less well capitalized, and custody and registration of assets in some countries may be unreliable.

There are also risks of: greater political uncertainties; an economy's dependence on revenues from particular commodities or on international aid or development assistance; currency transfer restrictions; a limited number of potential buyers for such securities, resulting in increased volatility and limited liquidity for emerging market securities; trading suspensions; and delays and disruptions in securities settlement procedures. In addition, there may be less information available to make investment decisions and more volatile rates of return.

The Fund may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank, International Finance Corporation or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.

Equity Securities

Subject to the Fund's investment policies, the Fund may hold common stocks and other equity securities from time to time, including without limitation those it has received in connection with the restructuring of a debt security. The market price of common stocks and other equity securities may go up or down, sometimes rapidly or unpredictably. Equity securities may decline in value due to factors affecting equity securities markets generally, particular industries represented in those markets, or the issuer itself. The values of equity securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment generally. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or increased production costs and competitive conditions within an industry. Equity securities generally have greater price volatility than fixed-income securities. These risks are generally magnified in the case of equity investments in distressed companies.

Exchange-Traded Notes ("ETNs")

The Fund may invest in ETNs, which are unsecured, unsubordinated debt securities. Unlike most debt securities, issuers of ETNs are generally required to repay the note only upon maturity, and therefore the holder of a typical ETN does not receive periodic interest payments. The value of an ETN may be influenced by, among other things, time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in underlying markets, changes in the applicable interest rates, the performance of the reference instrument, changes in the issuer's credit rating and economic, legal, political or geographic events that affect the reference instrument. An investment in an ETN also exposes the Fund to the risk that the ETN's issuer may be unable to repay the note upon maturity. In addition, payments made to the holder of an ETN upon the maturity or redemption of the note are subject to fees, which may reduce the amount received to less than the principal amount invested.

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Some ETNs that use leverage can, at times, be relatively illiquid and, thus, they may be difficult to purchase or sell at a fair price. Levered ETNs are subject to the same risk as other instruments that use leverage in any form. While leverage allows for greater potential return, the potential for loss is also greater.

Because the return on an ETN is dependent on the issuer's ability or willingness to meet its obligations, the value of the ETN may change due to a change in the issuer's credit rating, despite no change in the underlying reference instrument. The market value of ETN shares may differ from the value of the reference instrument. This difference in price may be due to the fact that the supply and demand in the market for ETN shares at any point in time is not always identical to the supply and demand in the market for the assets underlying the reference instrument that the ETN seeks to track. There may also be restrictions on the Fund's right to redeem its investment in an ETN, which are generally meant to be held until maturity. The Fund's decision to sell its ETN holdings may be limited by the availability of a secondary market.

Fixed-Income Investments

The Fund may hold debt, including government and corporate debt, and other fixed-income securities. Typically, the values of fixed-income securities change inversely with prevailing interest rates. Therefore, a fundamental risk of fixed-income securities is interest rate risk, which is the risk that their value will generally decline as prevailing interest rates rise, which may cause the Fund's NAV to likewise decrease, and vice versa. How specific fixed-income securities may react to changes in interest rates will depend on the specific characteristics of each security. For example, while securities with longer maturities tend to produce higher yields, they also tend to be more sensitive to changes in prevailing interest rates and are therefore more volatile than shorter-term securities and are subject to greater market fluctuations as a result of changes in interest rates. Fixed-income securities are also subject to credit risk, which is the risk that the credit strength of an issuer of a fixed-income security will weaken and/or that the issuer will be unable to make timely principal and interest payments and that the security may go into default. In addition, there is prepayment risk, which is the risk that during periods of falling interest rates, certain fixed-income securities with higher interest rates, such as mortgage- and asset-backed securities, may be prepaid by their issuers thereby reducing the amount of interest payments. This may result in the Fund having to reinvest its proceeds in lower yielding securities. Securities underlying mortgage- and asset-backed securities, which may include subprime mortgages, also may be subject to a higher degree of credit risk, valuation risk, and liquidity risk. See "High Yield Securities ("Junk Bonds") and Securities of Distressed Companies" disclosure below for the risks associated with low-quality, high-risk corporate bonds, a type of fixed income security.

Floating Rate and Variable Rate Obligations

The Fund can invest directly or indirectly in debt securities that have floating or variable interest rates.

Because the interest rates on floating rate bonds adjust periodically to reflect current market rates, falling short-term interest rates should tend to decrease the income payable to the Fund on its floating rate investments and rising rates should tend to increase that income. However, investments in floating rate and variable rate obligations should also mitigate the fluctuations in the Fund's NAV during periods of changing interest rates, compared to changes in values of fixed-rate debt securities. Nevertheless, changes in interest rates can affect the value of the Fund's floating rate investments, especially if rates change sharply in a short period, because the resets of the interest rates on the investments occur periodically and will not all happen simultaneously with changes in prevailing rates. Having a shorter average reset period for the Fund's portfolio of investments may help mitigate that risk.

The interest rate on a floating rate demand note is adjusted automatically according to a stated prevailing market rate, such as the London Interbank Offered Rate ("LIBOR"), U.S. Treasury Bill rate, or some other standard. The instrument's rate is adjusted only each time the base rate is adjusted. The interest rate on a variable rate note is also based on a stated prevailing market rate but is adjusted automatically at specified intervals. Generally, the changes in the interest rate on such securities reduce the fluctuation in their market value. As interest rates decrease or increase, the potential for capital appreciation or depreciation is less than that for fixed-rate obligations of the same maturity.

Foreign Securities

The Fund may invest in securities of foreign issuers. Foreign issuers are issuers organized and doing business principally outside the United States and include corporations, banks, non-U.S. governments, and quasi-governmental organizations. While investments in foreign securities are intended to reduce risk by providing further diversification, such investments involve sovereign and other risks, in addition to the credit and market risks normally associated with domestic securities. These additional risks include the possibility of adverse political and economic developments (including political or social instability, nationalization, expropriation, or confiscatory taxation); the potentially adverse effects of unavailability of public information regarding issuers, less governmental supervision and regulation of financial markets, reduced liquidity of certain financial markets, and the lack of uniform accounting, auditing, and financial reporting standards or the application of standards that are different or less stringent than those applied in the United States; different laws and customs governing securities tracking; and possibly limited access to the courts to enforce the Fund's rights as an investor.

The Fund also may invest in equity, debt, or other income-producing securities that are denominated in or indexed to foreign currencies, including (i) common and preferred stocks, (ii) CDs, commercial paper, fixed time deposits, and bankers' acceptances issued by foreign banks, (iii) obligations of other corporations, and (iv) obligations of foreign governments and their subdivisions, agencies, and instrumentalities, international agencies, and supranational entities. Investing in foreign currency denominated securities involves the special risks associated with investing in non-U.S. issuers, as described in the preceding paragraph, and the additional risks of (i) adverse changes in foreign exchange rates and (ii) adverse changes in investment or exchange control regulations (which could prevent cash from being brought back to the United States). Additionally, dividends and interest payable on foreign securities (and gains realized on disposition thereof) may be subject to foreign taxes, including taxes withheld from those payments.

The Fund may also invest in foreign "market access" investments, such as participatory notes, low-exercise price options or warrants, equity-linked notes, or equity swaps. These investments may provide economic exposure to an issuer without directly holding its securities. For example, market access investments may be used where regulatory or exchange restrictions make it difficult or undesirable for the Fund to invest directly in an issuer's common stock. Use of market access investments may involve risks associated with derivative investments (see "Derivatives"). Market access

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investments can be either exchange-traded or over-the-counter. Certain market access investments can be subject to the credit risk of both the underlying issuer and a counterparty. Holders of certain market access investments might not have voting, dividend or other rights associated with shareholders of the referenced securities. Holders of market access investments might not have any right to make a claim against an issuer or counterparty in the event of their bankruptcy or other restructuring. It may be more difficult or time consuming to dispose of certain market access investments than the referenced security.

Commissions on foreign securities exchanges are often at fixed rates and are generally higher than negotiated commissions on U.S. exchanges, although the Sub-Advisor endeavors to achieve the most favorable net results on portfolio transactions.

Foreign securities may trade with less frequency and in less volume than domestic securities and therefore may exhibit greater or lower price volatility. Additional costs associated with an investment in foreign securities may include higher custodial fees than apply to domestic custody arrangements and transaction costs of foreign currency conversions.

Foreign markets also have different clearance and settlement procedures. In certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Delays in settlement could result in temporary periods when a portion of the assets of the Fund is not invested and no return is earned thereon. The inability of the Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result in losses to the Fund due to subsequent declines in value of the securities or, if the Fund has entered into a contract to sell the securities, could result in possible liability to the purchaser.

Interest rates prevailing in other countries may affect the prices of foreign securities and exchange rates for foreign currencies. Local factors, including the strength of the local economy, the demand for borrowing, the government's fiscal and monetary policies, and the international balance of payments, often affect interest rates in other countries. Individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payments position.

Brexit Risk—The risk of investing in Europe may be heightened due to the 2016 referendum in which the United Kingdom voted to exit the European Union ("EU"). There is a significant degree of uncertainty about how negotiations relating to the United Kingdom's withdrawal will be conducted, as well as the potential consequences and precise time-frame for "Brexit." In March 2017, the United Kingdom formally notified the European Council that it intends to withdraw from the EU by invoking Article 50 of the Lisbon Treaty, which triggered a two-year period of negotiation on the terms of Brexit. While it is not possible to determine the precise impact these events may have on the Fund, during this period and beyond, the impact on the United Kingdom and European economies and the broader global economy could be significant, resulting in negative impacts, such as increased volatility and illiquidity, and potentially lower economic growth, on markets in the United Kingdom, Europe and globally, which may adversely affect the value of the Fund's investments. In addition, if one or more other countries were to exit the EU or abandon the use of the euro as a currency, the value of investments tied to those countries or the euro could decline significantly and unpredictably. To the extent that the Fund's Sub-Advisor or its parent company is located in the United Kingdom or conducts a significant amount of its business in the United Kingdom, failure of the Sub-Advisor to adequately prepare for Brexit could adversely affect the ability of the Sub-Advisor to conduct its business and could result in the disruption of services that the Sub-Advisor provides to the Fund.

Forward Contracts and Futures Contracts

The Fund may enter into forward and futures contracts. Forward and futures contracts, including interest rate and treasury futures contracts, obligate the purchaser to take delivery of, or cash settle, a specific amount of a commodity, security or obligation underlying the contract at a specified time in the future for a specified price. Likewise, the seller incurs an obligation to deliver the specified amount of the underlying obligation against receipt of the specified price. Futures are traded on both U.S. and foreign commodities exchanges. A forward is a private agreement between two parties and is not traded on an exchange. Futures contracts will be traded for the same purposes as entering into forward contracts. The purchase of futures can serve as a long hedge, and the sale of futures can serve as a short hedge.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit "initial margin" consisting of cash or U.S. Government securities in an amount set by the exchange on which the contract is traded and varying based on the volatility of the underlying asset. Margin must also be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin on futures contracts does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by a futures exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent "variation margin" (sometimes referred to as "maintenance margin") payments are made to and from the futures broker daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund's obligations to or from a futures broker. When the Fund purchases or sells a futures contract, it is subject to daily or even intraday variation margin calls that could be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily or intraday variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts can enter into offsetting closing transactions, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures contracts may be closed only on a futures exchange or board of trade that trades that contract. The Fund intends to enter into futures contracts only on exchanges or boards of trade where there appears to be a liquid secondary market. However, there can be no assurance that such a market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract.

Although many futures contracts by their terms call for the actual delivery or acquisition of the underlying asset, in most cases the contractual obligation is fulfilled before the date of the contract without having to make or take such delivery.

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The offsetting of a contractual obligation is accomplished by buying (or selling, as appropriate) on a commodities exchange an identical futures contract calling for delivery in the same month. Such a transaction, which is effected through a member of an exchange, cancels the obligation to make or take delivery of the underlying assets. Since all transactions in the futures market are made, offset or fulfilled through a clearinghouse associated with the exchange on which the contracts are traded, the Fund will incur brokerage fees when it purchases or sells futures contracts. The Fund has no current intent to accept physical delivery in connection with the settlement of futures contracts.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract can vary from the previous day's settlement price; once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the Fund were unable to liquidate a futures contract due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, the Fund would continue to be required to make daily variation margin payments and might be required to maintain the position being hedged by the futures contract or option thereon or to maintain cash or securities in a segregated account (which may include earmarking).

The ordinary spreads between prices in the cash and futures markets, due to differences in the nature of those markets, are subject to distortions. First, all participants in the futures market are subject to initial deposit and variation margin requirements. Rather than meeting additional variation margin deposit requirements, investors may close futures contracts through offsetting transactions that could distort the normal relationship between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the margin deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions. Due to the possibility of distortion, a correct forecast of securities price or currency exchange rate trends by the Sub-Advisor may still not result in a successful transaction.

Futures contracts also entail other risks. Although the use of such contracts may benefit the Fund, if investment judgment about the general direction of, for example, an index is incorrect, the Fund's overall performance would be worse than if it had not entered into any such contract. There are differences between the securities and futures markets that could result in an imperfect correlation between the markets, causing a given transaction not to achieve its objectives. The Fund bears the risk of loss of the amount expected to be received under a forward contract in the event of the default or bankruptcy of a counterparty. If such a default occurs, the Fund may have contractual remedies pursuant to the forward contract, but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor.

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Forward Foreign Currency Contracts
The Fund may enter into forward foreign currency contracts ("forward currency contracts") for a variety of reasons. A forward currency contract involves an obligation to purchase or sell a specified currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties at a price set at the time of the contract. Because forward currency contracts normally are settled through an exchange of currencies, they are traded in the interbank market directly between currency traders (usually large commercial banks) and their customers.

Forward currency contracts may serve as long hedges — for example, the Fund may purchase a forward currency contract to lock in the U.S. dollar price of a security denominated in a foreign currency that it intends to acquire. Forward currency contract transactions also may serve as short hedges — for example, the Fund may sell a forward currency contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security or from a dividend or interest payment on a security denominated in a foreign currency.

The Fund may enter into forward currency contracts to sell a foreign currency for a fixed U.S. dollar amount approximating the value of some or all of its portfolio securities denominated in such foreign currency. In addition, the Fund may use forward currency contracts when the Sub-Advisor wishes to "lock in" the U.S. dollar price of a security when the Fund is purchasing or selling a security denominated in a foreign currency or anticipates receiving a dividend or interest payment denominated in a foreign currency.

The Fund may enter into forward currency contracts for the purchase or sale of a specified currency at a specified future date either with respect to specific transactions or with respect to portfolio positions in order to minimize the risk to the Fund from adverse changes in the relationship between the U.S. dollar and foreign currencies.

The Fund may use forward currency contracts to seek to hedge against, or profit from, changes in the value of a particular currency by using forward currency contracts on another foreign currency or a basket of currencies, the value of which the Sub-Advisor believes will have a positive correlation to the values of the currency being hedged. When hedging, use of a different foreign currency magnifies the risk that movements in the price of the forward contract will not correlate or will correlate unfavorably with the foreign currency being hedged.

In addition, the Fund may use forward currency contracts to shift exposure to foreign currency fluctuations from one country to another. For example, if the Fund owned securities denominated in a foreign currency that the Sub-Advisor believed would decline relative to another currency, it might enter into a forward currency contract to sell an appropriate amount of the first foreign currency, with payment to be made in the second currency. Transactions that involve two foreign currencies are sometimes referred to as "cross hedging." Use of a different foreign currency magnifies the Fund's exposure to foreign currency exchange rate fluctuations.

The cost to the Fund of engaging in forward currency contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward currency contracts usually are entered into on a principal basis, no fees or commissions

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are involved. When the Fund enters into a forward currency contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of any expected benefit of the transaction.

Sellers or purchasers of forward currency contracts can enter into offsetting closing transactions, similar to closing transactions on futures, by purchasing or selling, respectively, an instrument identical to the instrument sold or bought, respectively. Secondary markets generally do not exist for forward currency contracts, however, with the result that closing transactions generally can be made for forward currency contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Fund will in fact be able to close out a forward currency contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, the Fund might be unable to close out a forward currency contract at any time prior to maturity. In either event, the Fund would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in the securities or currencies that are the subject of the hedge or to maintain cash or securities.

The precise matching of forward currency contract amounts and the value of securities, whose U.S. dollar value is being hedged by those contracts involved, generally will not be possible because the value of such securities, measured in the foreign currency, will change after the forward currency contract has been established. Thus, the Fund might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term hedging strategy is highly uncertain.

The Fund bears the risk of loss of the amount expected to be received under a forward currency contract in the event of the default or bankruptcy of a counterparty. If such a default occurs, the Fund may have contractual remedies pursuant to the forward currency contract, but such remedies may be subject to bankruptcy and insolvency laws which could affect the Fund's rights as a creditor.

High Yield Securities ("Junk Bonds") and Securities of Distressed Companies

The Fund may invest without limit in debt instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's or below BBB- by either S&P or Fitch), or unrated but determined by the Sub-Advisor to be of comparable quality. The Fund may also invest in defaulted securities and debtor-in-possession financings. A description of the ratings categories used is set forth in Appendix A to the Prospectus.

A security is considered to be below "investment grade" quality if it is either (i) not rated in one of the four highest rating categories by one of the nationally recognized statistical rating organizations (i.e., rated Ba or below by Moody's, BB or below by S&P or BB or below by Fitch) or (ii) if unrated, determined by the Sub-Advisor to be of comparable quality to obligations so rated. Investments in securities rated below investment grade are described as "speculative" by Moody's, S&P and Fitch, and are commonly referred to as "high yield" securities or "junk bonds." Additional information about Moody's, S&P's and Fitch's securities ratings is included in Appendix A to the Prospectus.

Investors should consider the risks associated with high yield securities and debt securities of distressed companies before investing in the Fund. Investment in lower rated debt securities and securities of distressed companies generally provides greater income and increased opportunity for capital appreciation than investments in higher quality securities, but it also typically entails greater price volatility and principal and income risk. Securities of distressed companies include both debt and equity securities. High yield securities and debt securities of distressed companies are regarded as predominantly speculative with respect to the issuer's continuing ability to meet principal and interest payments. Issuers of high yield and distressed company securities may be involved in restructurings or bankruptcy proceedings that may not be successful. Analysis of the creditworthiness of high yield or distressed companies may be more complex than for issuers of higher quality debt.

The Fund's investments in high yield securities, debt securities of distressed companies and unrated securities of similar credit quality may subject it to greater levels of credit risk, call risk and liquidity risk than funds that do not invest in such securities. An economic downturn or individual corporate developments could adversely affect the market for these securities and reduce the Fund's ability to sell these securities at an advantageous time or price. A projection of an economic downturn, for example, could cause a decline in prices of high yield securities and debt securities of distressed companies because the advent of a recession could lessen the ability of a highly leveraged company to make principal and interest payments on its debt securities, and a high yield security may lose significant market value before a default occurs. If an issuer of high yield or distressed company securities defaults, in addition to risking payment of all or a portion of interest and principal, the Fund may incur additional expenses to seek recovery of its investments. In the case of securities structured as "zero-coupon" or "pay-in-kind" securities ("PIKs"), their market prices are affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest periodically and in cash.

Issuers of high yield securities and securities of distressed companies may have the right to "call" or redeem the issue prior to maturity, which may result in the Fund having to reinvest the proceeds in other high yield securities that may pay lower interest rates. The Fund may also be subject to greater levels of liquidity risk than funds that do not invest in these securities. In addition, the high yield securities and securities of distressed companies in which the Fund invests may not be listed on any exchange and a secondary market for such securities may be comparatively illiquid relative to markets for other more liquid fixed income securities. Consequently, transactions in high yield securities and distressed company securities may involve greater costs than transactions in more actively traded securities, which could adversely affect the price at which the Fund could sell a high yield or distressed company security, and could adversely affect the daily NAV of the Shares. A lack of publicly-available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make high yield and distressed company debt difficult to sell at an advantageous time or price than other types of securities or instruments. These factors may result in the Fund being unable to realize full value for these securities and/or may result in the Fund not receiving the proceeds from a sale of a high yield or distressed company security for an extended period after such sale, each of which could result in losses to the Fund. Because of the risks involved in investing in high yield securities and securities of distressed companies, an investment in the Fund should be considered speculative.

Analysis of the creditworthiness of issuers of high yield securities and distressed company securities may be more complex than for issuers of higher quality debt securities, and achievement of the Fund's investment objective may, to the extent of its investments in high yield and distressed company

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securities, depend more heavily on the Fund's creditworthiness analysis than would be the case if the Fund were investing in higher quality securities. High yield securities structured as "zero-coupon" bonds or PIKs tend to be especially volatile as they are particularly sensitive to downward pricing pressures from rising interest rates or widening spreads and may require the Fund to make taxable distributions of ordinary income greater than the total amount of cash interest the Fund actually receives. See "Tax Information" below. The Fund seeks to reduce these risks through credit analysis and attention to current developments and trends in both the economy and financial markets. Even though such securities do not pay current interest in cash, the Fund nonetheless is required to accrue interest income on these investments and to distribute the interest income on a current basis. Thus, the Fund could be required at times to sell other investments in order to satisfy its distribution requirements (including when it is not advantageous to do so).

The secondary market on which high yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading market could adversely affect the price at which the Fund could sell a high yield security, and could adversely affect the daily NAV of the Shares. Lower liquidity in secondary markets could adversely affect the value of high yield/high risk securities held by the Fund. While lower rated securities typically are less sensitive to interest rate changes than higher rated securities, the market prices of high yield/high risk securities structured as zero coupon bonds or PIKs may be affected to a greater extent by interest rate changes. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high yield securities, especially in a thinly traded market. When secondary markets for high yield and distressed company securities are less liquid than the market for higher grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. The Fund seeks to minimize the risks of investing in all securities through in-depth credit analysis and attention to current developments in interest rates and market conditions.

The use of credit ratings as the sole method of evaluating high yield securities and debt securities of distressed companies can involve certain risks. For example, credit ratings evaluate the safety of principal and interest payments of a debt security, not the market value risk of the security. Also, credit rating agencies may fail to change credit ratings in a timely fashion to reflect events since the security was last rated. The Sub-Advisor does not rely solely on credit ratings when selecting debt securities for the Fund, and develops its own independent analysis of issuer credit quality. If a credit rating agency downgrades the rating of a debt security held by the Fund, the Fund may retain the security if the Sub-Advisor deems it in the best interest of Shareholders.

Illiquid Securities

To the extent consistent with the applicable liquidity requirements for interval funds under Rule 23c-3 under the Investment Company Act, the Fund may invest without limit in illiquid securities. The Fund may be subject to significant delays in disposing of illiquid securities, and may incur registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The term "illiquid securities" for this purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Depending on the circumstances, illiquid securities may be considered to include, among other things, securities that are subject to legal or contractual restrictions on resale (such as privately placed debt securities), and other securities which legally or in the Sub-Advisor's opinion may be deemed illiquid (not including securities issued pursuant to Rule 144A under the Securities Act).

The Fund may invest in securities that have not been registered for public sale, but that are eligible for purchase and sale pursuant to Rule 144A under the Securities Act. Rule 144A permits certain qualified institutional buyers, such as the Fund, to trade in privately placed securities that have not been registered for sale under the Securities Act. Rule 144A Securities may be deemed illiquid, although the Fund may determine that certain Rule 144A Securities are liquid in accordance with procedures adopted by the Board of Trustees.

Indebtedness and Assignments

Floating rate securities, including loans, provide for automatic adjustment of the interest rate at fixed intervals (e.g., daily, weekly, monthly, quarterly or semi-annually) or automatic adjustment of the interest rate whenever a specified interest rate or index changes. The interest rate on floating rate securities ordinarily is determined by reference to LIBOR, a particular bank's prime rate, the 90-day U.S. Treasury Bill rate, the rate of return on commercial paper or bank CDs, an index of short-term tax-exempt rates or some other objective measure.

Loan interests are a form of direct debt instrument in which the Fund may invest by taking an assignment of all or a portion of an interest in a loan previously held by another institution. The Fund may invest in secured and unsecured loans. Loans are subject to the same risks as other direct debt instruments discussed above and carry additional risks described in this section.

Assignments. When the Fund purchases a loan by assignment, the Fund typically succeeds to the rights of the assigning lender under the loan agreement and becomes a lender under the loan agreement. Subject to the terms of the loan agreement, the Fund typically succeeds to all the rights and obligations under the loan agreement of the assigning lender. However, assignments may be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender.

The Fund's ability to receive payments in connection with loans depends on the financial condition of the borrower. The Sub-Advisor will not rely solely on another lending institution's credit analysis of the borrower, but will perform its own investment analysis of the borrower. The Sub-Advisor's analysis may include consideration of the borrower's financial strength, managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. In connection with the restructuring of a loan or other direct debt instrument outside of bankruptcy court in a negotiated work-out or in the context of bankruptcy proceedings, equity securities or junior debt securities may be received in exchange for all or a portion of an interest in the security.

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Loan interests may not be rated by independent rating agencies and therefore, investments in a particular loan may depend almost exclusively on the credit analysis of the borrower performed by the Manager or the Sub-Advisor. Loans are typically administered by a bank, insurance company, finance company or other financial institution (the "agent") for a lending syndicate of financial institutions. In a typical loan, the agent administers the terms of the loan agreement and is responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to all lenders that are parties to the loan agreement. In addition, an institution (which may be the agent) may hold collateral on behalf of the lenders. Typically, under loan agreements, the agent is given broad authority in monitoring the borrower's performance and is obligated to use the same care it would use in the management of its own property. In asserting rights against a borrower, the Fund normally will be dependent on the willingness of the lead bank to assert these rights, or upon a vote of all the lenders to authorize the action. If an agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate regulatory authority, or becomes a debtor in a bankruptcy proceeding, the agent's appointment may be terminated and a successor agent would be appointed. If an appropriate regulator or court determines that assets held by the agent for the benefit of purchasers of loans are subject to the claims of the agent's general or secured creditors, the Fund might incur certain costs and delays in realizing payment on a loan or suffer a loss of principal and/or interest. The Fund may be subject to similar risks when it buys an assignment from an intermediary.

Although many of the loans in which the Fund invests are expected to be secured, there is no assurance that the collateral can be promptly liquidated, or that its liquidation value will be equal to the value of the debt. In most loan agreements there is no formal requirement to pledge additional collateral if the value of the initial collateral declines. As a result, a loan may not always be fully collateralized and can decline significantly in value. If a borrower becomes insolvent, access to collateral may be limited by bankruptcy and other laws. Borrowers that are in bankruptcy may pay only a small portion of the amount owed, if they are able to pay at all. If a secured loan is foreclosed, the Fund will likely be required to bear the costs and liabilities associated with owning and disposing of the collateral. There is also a possibility that the Fund will become the owner of its pro rata share of the collateral which may carry additional risks and liabilities. In addition, under legal theories of lender liability, the Fund potentially might be held liable as a co-lender. In the event of a borrower's bankruptcy or insolvency, the borrower's obligation to repay the loan may be subject to certain defenses that the borrower can assert as a result of improper conduct by the agent. Some loans are unsecured. If the borrower defaults on an unsecured loan, the Fund will be a general creditor and will not have rights to any specific assets of the borrower.

Loans may be subject to legal or contractual restrictions on resale. Loans are not currently listed on any securities exchange or automatic quotation system. As a result, there may not be a recognized, liquid public market for loan interests.

Because many loans are repaid early, the actual maturity of loans is typically shorter than their stated final maturity calculated solely on the basis of the stated life and payment schedule. The degree to which borrowers prepay loans, whether as a contractual requirement or at their election, may be affected by general business conditions, market interest rates, the borrower's financial condition and competitive conditions among lenders. Such prepayments may require the Fund to replace an investment with a lower yielding security which may have an adverse affect on the Fund's Share price. Prepayments cannot be predicted with accuracy. Floating rate loans can be less sensitive to prepayment risk, but the Fund's NAV may still fluctuate in response to interest rate changes because variable interest rates may reset only periodically and may not rise or decline as much as interest rates in general.

A borrower must comply with various restrictive covenants in a loan agreement such as restrictions on dividend payments and limits on total debt. The loan agreement may also contain a covenant requiring the borrower to prepay the loan with any free cash flow. A breach of a covenant is normally an event of default, which provides the agent or the lenders the right to call the outstanding loan.

Purchasers and sellers of loans may pay certain fees, such as an assignment fee. In addition, the Fund incurs expenses associated with researching and analyzing potential loan investments, including legal fees. Loans normally are not registered with the SEC or any state securities commission or listed on any securities exchange. As a result, the amount of public information available about a specific loan historically has been less extensive than if the loan were registered or exchange-traded. They may also not be considered "securities," and purchasers, such as the Fund, therefore may not be entitled to rely on the strong anti-fraud protections of the federal securities laws.

Life Settlement Investments

The Fund may invest in life settlements, which are sales to third parties, such as the Fund, of existing life insurance contracts for more than their cash surrender value but less than the net benefits to be paid under the policies. When the Fund acquires such a contract, it pays the policy premiums in return for the expected receipt of the net benefit as the beneficiary under the policy. Investments in these contracts involve certain risks, including liquidity risk, credit risk of the insurance company, and inaccurate estimations of life expectancy of the insured individuals (viators). These policies will likely be considered illiquid in that they are bought and sold in a secondary market through life settlement agents. Also, in the event of a bankruptcy of the insurance carrier for a policy, the Fund may receive reduced or no benefits under the contract. Furthermore, the Fund may encounter losses on its investments if there is an inaccurate estimation of the life expectancies of viators.

Master Limited Partnerships

The Fund may invest in publicly traded partnerships such as master limited partnerships ("MLPs"). MLPs issue units that are registered with the SEC and are freely tradable on a securities exchange or in the over-the-counter ("OTC") market. An MLP may have one or more general partners, who conduct the business, and one or more limited partners, who contribute capital. The general partner or partners are jointly and severally responsible for the liabilities of the MLP. (An MLP also may be an entity similar to a limited partnership, such as a limited liability company, which has one or more managers or managing members and non-managing members (who are like limited partners)). The Fund invests in an MLP as a limited partner and normally would not be liable for the debts of the MLP beyond the amount the Fund has invested therein, but it would not be shielded to the same extent that a shareholder of a corporation would be. In certain instances, creditors of an MLP would have the right to seek a return of capital that had been distributed to a limited partner. The right of an MLP's creditors would continue even after the Fund had sold its investment in the partnership. MLPs typically invest in real estate and oil and gas equipment leasing assets, but they also finance entertainment, research and development, and other projects.

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An investment in an MLP involves certain risks inherent in the structure of MLPs that differ from an investment in the common stock of a corporation, including (i) the limited ability to elect or remove management or the general partner or managing member, (ii) limited voting rights, except with respect to extraordinary transactions, and (iii) conflicts of interest between the general partner or managing member and its affiliates, on the one hand, and the limited partners or members, on the other hand, including those arising from incentive distribution payments or corporate opportunities. In addition, there are certain tax risks associated with an investment in an MLP.

Pay-In-Kind Securities

Pay-in-kind securities are debt securities that do not make regular cash interest payments. PIKs pay interest through the issuance of additional securities. Because these securities do not pay current cash income, their price can be volatile when interest rates fluctuate. Federal income tax law requires a holder of PIKs to include in gross income each taxable year the portion of the non-cash income on those securities (i.e., the additional securities issued as interest thereon) accrued during that year.

In order to qualify for treatment as a RIC and avoid a federal excise tax, the Fund may be required to distribute a portion of such non-cash income and may be required to dispose of other portfolio securities (which may occur in periods of adverse market prices) in order to generate cash to meet these distribution requirements. See "Tax Matters" in the Fund's Prospectus.

Investments in PIKs are subject to certain risks, including that market prices of PIKs generally are more volatile than the prices of securities that pay interest periodically and in cash, and are likely to respond to changes in interest rates to a greater degree than other types of debt securities with similar maturities and credit quality. Under many market and other conditions, the market for PIKs may suffer decreased liquidity making it difficult for the Fund to dispose of them or to determine their current value. In addition, as these securities may not pay cash interest, the Fund's investment exposure to these securities and their risks, including credit risk, will increase during the time these securities are held in the Fund's portfolio. Further, to maintain its qualification for treatment as a RIC and to avoid Fund-level federal income and/or excise taxes, the Fund is required to distribute to its Shareholders any income it earns in respect of such investments, notwithstanding that cash has not been received currently, and the value of paid-in-kind interest. Consequently, the Fund may have to dispose of portfolio securities under disadvantageous circumstances to generate the cash, or may have to leverage itself by borrowing the cash, to satisfy this distribution requirement. The required distributions, if any, would result in an increase in the Fund's exposure to these securities.

Preferred Securities

Preferred securities blend the characteristics of a bond and common stock. Preferred securities represent an equity interest in a company that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the company. They can offer the higher yield of a bond and have priority over common stock in equity ownership, but do not have the seniority of a bond and their participation in the issuer's growth may be limited. Some preferred securities also entitle their holders to receive additional liquidation proceeds on the same basis as holders of a company's common stock, and thus also represent an ownership interest in that company. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. The value of a company's preferred securities may fall as a result of factors relating directly to that company's products or services. A preferred security's value may also fall because of factors affecting not just the company, but companies in the same industry or in a number of different industries, such as increases in production costs. The value of preferred securities may also be affected by changes in financial markets that are relatively unrelated to the company or its industry, such as changes in interest rates or currency exchange rates. In addition, a company's preferred securities generally pay dividends only after the company makes required payments to holders of its bonds and other debt. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company's financial condition or prospects. Preferred stocks of smaller companies may be more vulnerable to adverse developments than those of larger companies.

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Adjustable Rate and Auction Preferred Securities
 Typically, the dividend rate on an adjustable rate preferred security is determined prospectively each quarter by applying an adjustment formula established at the time of issuance of the security. Although adjustment formulas vary among issues, they typically involve a fixed premium or discount relative to rates on specified debt securities issued by the U.S. Treasury. Typically, an adjustment formula will provide for a fixed premium or discount adjustment relative to the highest base yield of three specified U.S. Treasury securities: the 90-day Treasury bill, the 10-year Treasury note and the 20-year Treasury bond. The premium or discount adjustment to be added to or subtracted from this highest U.S. Treasury base rate yield is fixed at the time of issue and cannot be changed without the approval of the holders of the security. The dividend rate on another type of preferred security in which the Fund may invest, commonly known as auction preferred securities, is adjusted at intervals that may be more frequent than quarterly, such as every 7 or 49 days, based on bids submitted by holders and prospective purchasers of such stocks and may be subject to stated maximum and minimum dividend rates. The issues of most adjustable rate and auction preferred securities currently outstanding are perpetual, but are redeemable after a specified date, or upon notice, at the option of the issuer. Certain issues supported by the credit of a high-rated financial institution provide for mandatory redemption prior to expiration of the credit arrangement. No redemption can occur if full cumulative dividends are not paid. Although the dividend rates on adjustable and auction preferred securities are generally adjusted or reset frequently, the market values of these preferred securities may still fluctuate in response to changes in interest rates. Market values of adjustable preferred securities also may substantially fluctuate if interest rates increase or decrease once the maximum or minimum dividend rate for a particular stock is approached. Auctions for U.S. auction preferred securities have failed since early 2008, and the dividend rates payable on such preferred shares since that time typically have been paid at their maximum applicable rate (typically a function of a reference rate of interest). The Manager and/or the Sub-Advisor expect that auction preferred securities will continue to pay dividends at their maximum applicable rate for the foreseeable future and cannot predict whether or when the auction markets for auction preferred securities may resume normal functioning.

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Fixed Rate Preferred Securities
Some fixed rate preferred securities in which the Fund may invest, known as perpetual preferred securities, offer a fixed return with no maturity date. Because they never mature, perpetual preferred securities act like long-term bonds and can be more volatile than and more sensitive to

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changes in interest rates than other types of preferred stocks that have a maturity date. The Fund may also invest in sinking fund preferred securities. These preferred securities also offer a fixed return, but have a maturity date and are retired or redeemed on a predetermined schedule. The shorter duration of sinking fund preferred securities makes them perform somewhat like intermediate-term bonds and they typically have lower yields than perpetual preferred securities.

Real Estate Investment Trusts ("REITs")

The Fund may invest in REITs. REITs are pooled investment vehicles that own, and often operate, income producing real estate (known as "equity REITs") or invest in mortgages secured by loans on such real estate (known as "mortgage REITs") or both (known as "hybrid REITs").

REITs or other real estate-related securities are subject, directly or indirectly, to the risks associated with direct ownership of real estate, including declines in the value of real estate, risks related to general and local economic conditions (such as an oversupply of space or a reduction in demand for space), loss to casualty or condemnation, increases in property taxes and operating expenses, changes in zoning laws, overbuilding, changes in interest rates, and liabilities resulting from environmental problems. Generally, REITs can be classified as equity REITs, mortgage REITs or hybrid REITs. Equity REITs invest the majority of their assets directly in real property and derive their income primarily from rents and net capital gains from appreciation realized through property sales. Equity REITs are further categorized according to the types of real estate they own, e.g., apartment properties, retail shopping centers, office and industrial properties, hotels, health-care facilities, manufactured housing and mixed-property types. Mortgage REITs invest the majority of their assets in real estate mortgages and derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both equity and mortgage REITs.

REITs are subject, directly or indirectly, to risks associated with ownership of real estate, including changes in the general economic climate or local conditions (such as an oversupply of space or a reduction in demand for space), loss to casualty or condemnation, increases in property taxes and operating expenses, zoning law amendments, changes in interest rates, overbuilding and increased competition, including competition based on rental rates, variations in market value, changes in the financial condition of tenants, changes in operating costs, attractiveness and location of the properties, adverse changes in the real estate markets generally or in specific sectors of the real estate industry and possible environmental liabilities.

All REITs are dependent on management skills, are subject to heavy cash flow dependency or self-liquidation and generally are not diversified. Equity REITs are affected by the changes in the value of the properties owned by the trust. Mortgage REITs are affected by the quality of the credit extended. Both equity and mortgage REITs may not be diversified with regard to the types of tenants, may not be diversified with regard to the geographic locations of the properties, and are subject to cash flow dependency and defaults by borrowers, and any REIT could fail to qualify for tax-free "pass-through" of distributed net income and net realized gains under the Internal Revenue Code of 1986, as amended (the "Code"), or to maintain its exemption from registration under the Investment Company Act. REITs typically incur fees that are separate from those incurred by the Fund. Accordingly, the Fund's investment in REITs will result in the layering of expenses such that Shareholders will indirectly bear a proportionate share of the REITs' operating expenses, in addition to indirectly paying Fund expenses. The value of REIT common stock may decline when interest rates rise. Also, the organizational documents of a REIT may contain provisions that make changes in control of the REIT difficult and time-consuming.

Reverse Repurchase Agreements

The Fund may borrow funds by entering into reverse repurchase agreements. Pursuant to such agreements, the Fund would sell portfolio securities to financial institutions such as banks and broker/dealers and agree to repurchase them at a mutually agreed-upon date and price. Generally, the effect of a reverse repurchase agreement is that the Fund can recover and reinvest all or most of the cash invested in the portfolio securities involved during the term of the agreement and still be entitled to the returns associated with those portfolio securities, thereby resulting in a transaction similar to a borrowing and giving rise to leverage for the Fund. The Fund may (but is not required to) segregate or "earmark" liquid assets equal (on a daily mark-to-market basis) to its obligations under reverse repurchase agreements. To the extent that positions in reverse repurchase agreements are not so covered, they would be deemed senior securities representing indebtedness for purposes of the Investment Company Act.

Reverse repurchase agreements are considered to be borrowings by an investment company under the Investment Company Act. Reverse repurchase agreements involve the risk that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase the securities. Also, reverse repurchase agreements involve the risk that the market value of the securities retained in lieu of sale by the Fund in connection with the reverse repurchase agreement may decline in price. If the buyer in a reverse repurchase agreement files for bankruptcy or becomes insolvent, the Fund's use of proceeds from its sale of securities may be restricted while the other party or its trustee or receiver determines whether to honor the Fund's right to repurchase the securities. Furthermore, in that situation the Fund may be unable to recover the securities it sold in connection with a reverse repurchase agreement and as a result would realize a loss equal to the difference between the value of the securities and the payment it received for them. This loss would be greater to the extent the buyer paid less than the value of the securities the Fund sold to it. The Fund's use of reverse repurchase agreements also subjects the Fund to interest costs based on the difference between the sale and repurchase price of a security involved in such a transaction. Using reverse repurchase agreements to earn additional income involves the risk that the interest earned on the invested proceeds is less than the expense of the reverse repurchase agreement transaction.

Short Sales

In connection with the use of certain instruments based upon or consisting of one or more baskets of securities, the Manager or the Sub-Advisor may sell a security the Fund does not own, or in an amount greater than the Fund owns (i.e., make short sales). Generally, to complete a short sale transaction, the Fund or its broker will borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed. If the price at the time of replacement is more than the price at which the security was sold by the Fund, the Fund will incur a loss. Conversely, the Fund will realize a gain if the price of the security decreases between selling short and replacement. Although the Fund's gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited. Until the security is replaced, the Fund is required to pay fees or any interest that accrues during the period of the loan. To borrow the security, the Fund may be required to pay a premium, which would increase the cost of the security sold. The proceeds of the short sale may be retained by the broker and the Fund will pledge additional collateral to the extent necessary to

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meet margin requirements until the short position is closed out. Until the Fund replaces the borrowed security, it will (a) maintain in a segregated or earmarked account with its custodian cash or liquid securities at such a level that the amount deposited in the account plus the amount deposited with the broker as collateral will equal the current market value of the security sold short or (b) otherwise cover its short position in accordance with applicable regulatory requirements. The Fund's policies and procedures regarding segregating such assets are described more fully under "Cover and Asset Segregation" in the Prospectus.

Short-Term Investments/Temporary Defensive Strategies

The Fund, for temporary defensive purposes and in order to keep the Fund's cash fully invested, may invest up to 100% of its net assets in investment grade debt securities, including high quality, short-term debt instruments, and U.S. Government securities. Such investments may prevent the Fund from achieving its investment objective.

Sovereign and Quasi-Sovereign Government and Supranational Debt

Debt securities are typically issued or guaranteed by national governments in order to finance the issuing country's growth and/or budget. Investing in foreign sovereign debt securities will expose funds investing in such securities to the direct or indirect consequences of political, social or economic changes in the countries that issue the debt securities. Sovereign and quasi-sovereign debt securities are debt securities either explicitly guaranteed by a foreign government or their agencies or whose majority shareholder is a foreign government.

Investments in debt securities issued or guaranteed by foreign governments and their political subdivisions or agencies involve special risks. Sovereign debt is subject to risks in addition to those relating to non-U.S. investments generally. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal and/or interest when due in accordance with the terms of such debt, and the Fund may have limited legal recourse in the event of a default. As a sovereign entity, the issuing government may be immune from lawsuits in the event of its failure or refusal to pay the obligations when due.

Sovereign debt differs from debt obligations issued by private entities in that, generally, remedies for defaults must be pursued in the courts of the defaulting party. Legal recourse is therefore somewhat diminished. Political conditions, especially a sovereign entity's willingness to meet the terms of its debt obligations, are of considerable significance. Also, holders of commercial bank debt issued by the same sovereign entity may contest payments to the holders of sovereign debt in the event of default under commercial bank loan agreements.

A sovereign debtor's willingness or ability to repay principal and interest due in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its non-U.S. reserves, the availability of sufficient non-U.S. exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward principal international lenders and the political constraints to which a sovereign debtor may be subject. Increased protectionism on the part of a country's trading partners or political changes in those countries, could also adversely affect its exports. Such events could diminish a country's trade account surplus, if any, or the credit standing of a particular local government or agency.

Sovereign debtors may also be dependent on disbursements or assistance from foreign governments or multinational agencies, the country's access to trade and other international credits, and the country's balance of trade. Assistance may be dependent on a country's implementation of austerity measures and reforms, which measures may limit or be perceived to limit economic growth and recovery. Some sovereign debtors have rescheduled their debt payments, declared moratoria on payments or restructured their debt to effectively eliminate portions of it, and similar occurrences may happen in the future. There is no bankruptcy proceeding by which sovereign debt on which governmental entities have defaulted may be collected in whole or in part.

The ability of some sovereign debtors to repay their obligations may depend on the timely receipt of assistance from international agencies or other governments, the flow of which is not assured. The willingness of such agencies to make these payments may depend on the sovereign debtor's willingness to institute certain economic changes, the implementation of which may be politically difficult.

The occurrence of political, social or diplomatic changes in one or more of the countries issuing sovereign debt could adversely affect the Fund's investments. Political changes or a deterioration of a country's domestic economy or balance of trade may affect the willingness of countries to service their sovereign debt. While the Manager and Sub-Advisor endeavor to manage investments in a manner that will minimize the exposure to such risks, there can be no assurance that adverse political changes will not cause the Fund to suffer a loss of interest or principal on any of its holdings.

Sovereign debt securities may include: debt securities issued or guaranteed by governments, governmental agencies or instrumentalities and political subdivisions located in emerging market countries; debt securities issued by government owned, controlled or sponsored entities located in emerging market countries; interests in entities organized and operated for the purpose of restructuring the investment characteristics of instruments issued by any of the above issuers; loans between emerging market governments and financial institutions; and Brady Bonds, which are debt securities issued under the framework of the Brady Plan as a means for debtor nations to restructure their outstanding external indebtedness.

Brady Bonds may be collateralized or uncollateralized and issued in various currencies (although most are dollar-denominated) and they are actively traded in the over-the-counter secondary market. Certain Brady Bonds are collateralized in full as to principal due at maturity by zero-coupon obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities having the same maturity ("Collateralized Brady Bonds"). Brady Bonds are not, however, considered to be U.S. Government Securities. Dollar-denominated, Collateralized Brady Bonds may be fixed rate bonds or floating rate bonds. Interest payments on Brady Bonds are often collateralized by cash or securities in an amount that, in the case of fixed rate bonds, is equal to at least one year of rolling interest payments or, in the case of floating rate bonds, initially is equal to at least one year's rolling interest payments based on the applicable interest rate at that time and is adjusted at regular intervals thereafter. Certain Brady Bonds are entitled to "value recovery payments" in certain circumstances, which in effect constitute supplemental interest payments but generally are not collateralized. Brady Bonds are often viewed as having three or four valuation components: (i) collateralized repayment of principal at final maturity; (ii) collateralized interest payments; (iii) uncollateralized interest payments; and (iv) any uncollateralized repayment of principal at maturity (these uncollateralized

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amounts constitute the "residual risk"). In the event of a default with respect to Collateralized Brady Bonds as a result of which the payment obligations of the issuer are accelerated, the U.S. Treasury zero-coupon obligations held as collateral for the payment of principal will not be distributed to investors, nor will such obligations be sold and the proceeds distributed. The collateral will be held by the collateral agent to the scheduled maturity of the defaulted Brady Bonds, which will continue to be outstanding, at which time the face amount of the collateral will equal the principal payments which would have been due on the Brady Bonds in the normal course. In addition, in light of the residual risk of Brady Bonds and, among other factors, the history of defaults with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, investments in Brady Bonds should be viewed as speculative.

Structured Notes

‘‘Structured'' notes are specially-designed derivative debt instruments with principal and/or interest payments linked to the value of a commodity, a foreign currency, an index of securities, an interest rate or other financial indicators ("reference instruments"). The payments on a structured note may vary based on changes in one or more specified reference instruments, such as a floating interest rate compared to a fixed interest rate, the exchange rates between two currencies, one or more securities or a securities index. The terms of the instrument may be determined or ‘‘structured'' by the purchaser and the issuer of the note. Payments of principal or interest on these notes may be linked to the value of an index (such as a currency or securities index), one or more securities, a commodity or the financial performance of one or more third-party borrowers. The value of these notes will normally rise or fall in response to the changes in the performance of the underlying security, index, currency, or commodity or the financial condition of such borrowers. The change in the principal amount payable with respect to, or the interest rate of, a structured note may be a multiple of the percentage change (positive or negative) in the value of the underlying reference instrument or instruments. Structured notes can be used to increase the Fund's exposure to changes in the value of assets or to hedge the risks of other investments that the Fund holds.

Structured notes are subject to interest rate risk and to all of the risks of their underlying securities and derivatives. They are also subject to credit risk with respect both to the issuer and, if applicable, to the underlying security or borrower, and to counterparty risk. The Fund may have the right to receive payments only from the structured product, and generally does not have direct rights against the issuer or the entity that sold the assets to be securitized. While certain structured products enable the investor to acquire interests in a pool of securities without the brokerage and other expenses associated with directly holding the same securities, investors in structured products generally pay their share of the structured product's administrative and other expenses. A structured note may be positively or negatively indexed. For example, its principal amount and/or interest rate may increase or decrease if the value of the reference instrument increases, depending upon the terms of the instrument. Although it is difficult to predict whether the prices of indices and securities underlying structured products will rise or fall, these prices (and, therefore, the prices of structured products) are generally influenced by the same types of political and economic events that affect issuers of securities and capital markets generally. If the issuer of a structured product uses shorter term financing to purchase longer term securities, the issuer may be forced to sell its securities at below market prices if it experiences difficulty in obtaining such financing, which may adversely affect the value of the structured products owned by the Fund. If the underlying investment or index does not perform as anticipated, the structured note might pay less interest than the stated coupon payment or repay less principal upon maturity. The price of structured notes may be very volatile, and such notes may have a limited trading market making it difficult to value them or sell them at an acceptable price. In some cases, the Fund may enter into agreements with an issuer of structured notes to purchase minimum amounts of those notes over time. In some cases, the Fund may invest in structured notes that pay an amount based on a multiple of the relative change in value of the asset or reference. This type of note increases the potential for income but at a greater risk of loss than a typical debt security of the same maturity and credit quality. Certain issuers of structured products may be deemed to be investment companies as defined in the Investment Company Act. As a result, the Fund's investments in these structured products may be subject to limits applicable to investments in investment companies.

Synthetic Collateralized Debt Obligations ("CDOs")

In contrast to CDOs that directly own the underlying debt obligations, referred to as cash CDOs, synthetic CDOs are typically collateralized substantially by derivatives contracts, such as credit default swaps, to create "synthetic" exposure to assets rather than holding such assets directly, which entails the risks of derivative instruments described elsewhere in this SAI and the Fund's Prospectus, principally counterparty risk.

Trade Claims

The Fund may purchase trade claims and similar obligations or claims against companies in bankruptcy proceedings. Trade claims are nonsecuritized rights of payment arising from obligations that typically arise when vendors and suppliers extend credit to a company by offering payment terms for products and services. If the company files for bankruptcy, payments on these trade claims stop and the claims are subject to compromise along with the other debts of the company. Trade claims may be purchased directly from the creditor or through brokers. There is no guarantee that a debtor will ever be able to satisfy its trade claim obligations.

Trade claims are subject to the risks associated with low-quality obligations, including the risk that the debtor may contest the allowance of the claim due to disputes the debtor has with the original claimant or the inequitable conduct of the original claimant, or due to administrative errors in connection with the transfer of the claim. Recovery on allowed trade claims may also be impaired if the anticipated dividend payable on unsecured claims in the bankruptcy is not realized or if the timing of the bankruptcy distribution is delayed. As a result of the foregoing factors, trade claims are also subject to the risk that if the Fund does receive payment, it may be in an amount less than what the Fund paid for or otherwise expects to receive in respect of the claim. In addition, because they are not negotiable instruments, trade claims are typically less liquid than negotiable instruments. Given these factors, trade claims often trade at a discount.

Trust Preferred Securities

The Fund may invest in trust preferred securities. Trust preferred securities have the characteristics of both subordinated debt and preferred stock. Generally, trust preferred securities are issued by a trust that is wholly-owned by a financial institution or other corporate entity, typically a bank holding company. The financial institution creates the trust and owns the trust's common securities. The trust uses the sale proceeds of its common securities to purchase subordinated debt issued by the financial institution. The financial institution uses the proceeds from the subordinated debt sale

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to increase its capital while the trust receives periodic interest payments from the financial institution for holding the subordinated debt. The trust uses the funds received to make dividend payments to the holders of the trust preferred securities. The primary advantage of this structure is that the trust preferred securities are treated by the financial institution as debt securities for tax purposes and as equity for the calculation of capital requirements.

The risks associated with trust preferred securities include those risks typically associated with debt securities and preferred securities, including the risk of default. Trust preferred securities are typically subordinated to other classes of debt of the bank or other financial institution. As a result, the risk of recovery in case of default is higher for these securities than senior debt securities. Because the issuer is typically able to defer or skip payments for up to five years without being in default, distributions may not be made for extended periods of time. These securities are also subject to prepayment risk.

In addition, trust preferred securities are subject to market risk and credit risk. Trust preferred securities typically bear a market rate coupon comparable to interest rates available on debt of a similarly rated issuer. Typical characteristics include long-term maturities, early redemption by the issuer, periodic fixed or variable interest payments, and maturities at face value. Holders of the trust preferred securities have limited voting rights to control the activities of the trust and no voting rights with respect to the financial institution. The market value of trust preferred securities may be more volatile than those of conventional debt securities. Trust preferred securities may be thinly traded and the Fund may not be able to dispose of them at a favorable price. Trust preferred securities may be issued in reliance on Rule 144A under the Securities Act and subject to restrictions on resale. There can be no assurance as to the liquidity of trust preferred securities and the ability of holders, such as the Fund, to sell their holdings.

Warrants

Warrants are, for example, options to purchase an issuer's securities at a stated price during a stated term. If the market price of the underlying common stock does not exceed the warrant's exercise price during the life of the warrant, the warrant will expire worthless. Warrants usually have no voting rights, pay no dividends and have no rights with respect to the assets of the corporation issuing them. The percentage increase or decrease in the value of a warrant may be greater than the percentage increase or decrease in the value of the underlying common stock. Warrants may be purchased with values that vary depending on the change in value of one or more specified indices ("index warrants"). Index warrants are generally issued by banks or other financial institutions and give the holder the right, at any time during the term of the warrant, to receive upon exercise of the warrant a cash payment from the issuer based on the value of the underlying index at the time of the exercise. Warrants may also be linked to the performance of oil and/or the GDP of specific frontier and emerging markets. The market for warrants may be very limited and it may be difficult to sell them promptly at an acceptable price. There is no specific limit on the percentage of assets the Fund may invest in warrants.

The risk of investing in a warrant is that the warrant may expire prior to the market value of the common stock exceeding the price fixed by the warrant. Warrants have a subordinate claim on a borrower's assets compared with senior, secured corporate loans. As a result, the values of warrants generally are dependent on the financial condition of the borrower and less dependent on fluctuations in interest rates than are the values of many debt securities. The values of warrants may be more volatile than those of senior, secured corporate loans or corporate bonds and this may increase the volatility of the NAV of the common shares.

PORTFOLIO TURNOVER

Portfolio turnover is a measure of trading activity in a portfolio of securities, usually calculated over a period of one year. The rate is calculated by dividing the lesser amount of purchases or sales of securities by the average amount of securities held over the period. A portfolio turnover rate of 100% would indicate that the Fund sold and replaced the entire value of its securities holdings during the period. High portfolio turnover can increase the Fund's transaction costs and generate additional capital gains or losses. Frequency of portfolio turnover will not be a limiting factor if the Sub-Advisor considers it advantageous to purchase or sell securities.

The Fund's portfolio turnover rate of 1,625% for the fiscal period ended June 30, 2019 primarily reflects the investment of its initial assets following its commencement of operations on September 12, 2018.

The Fund's turnover rate also reflects the Fund's activity in the new-issue and secondary markets during the period.

TRUSTEES AND OFFICERS OF THE TRUST

The Board of Trustees

The Trust is governed by its Board of Trustees. The Board is responsible for and oversees the overall management and operations of the Trust and the Fund, which includes the general oversight and review of the Fund's investment activities, in accordance with federal law and the law of the State of Delaware, as well as the stated policies of the Fund. The Board oversees the Trust's officers and service providers, including American Beacon Advisors, Inc. ("American Beacon"), which is responsible for the management of the day-to-day operations of the Fund based on policies and agreements reviewed and approved by the Board. In carrying out these responsibilities, the Board regularly interacts with and receives reports from senior personnel of service providers, including American Beacon's investment personnel and the Trust's Chief Compliance Officer ("CCO"). The Board also is assisted by the Trust's independent registered public accounting firm (which reports directly to the Trust's Audit and Compliance Committee), independent counsel and other experts as appropriate, all of whom are selected by the Board.

Risk Oversight

Consistent with its responsibility for oversight of the Trust and the Fund, the Board oversees the management of risks relating to the administration and operation of the Trust and the Fund. American Beacon, as part of its responsibilities for the day-to-day operations of the Fund, is responsible for day-to-day risk management for the Fund. The Board, in the exercise of its reasonable business judgment, also separately considers potential risks that may impact the Fund. The Board performs this risk management oversight directly and, as to certain matters, through its committees (described below) and through the Board members who are not "interested persons" of the Trust as defined in Section 2(a)(19) of the Investment Company Act

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("Independent Trustees"). The following provides an overview of the principal, but not all, aspects of the Board's oversight of risk management for the Trust and the Fund.

In general, the Fund's risks include, among others, investment risk, credit risk, liquidity risk, securities selection risk and valuation risk. The Board has adopted, and periodically reviews, policies and procedures designed to address these and other risks to the Trust and the Fund. In addition, under the general oversight of the Board, American Beacon, the Fund's investment adviser, and other service providers to the Fund have themselves adopted a variety of policies, procedures and controls designed to address particular risks to the Fund. Different processes, procedures and controls are employed with respect to different types of risks. Further, American Beacon as manager of the Fund oversees and regularly monitors the investments, operations and compliance of the Fund's investment advisers.

The Board also oversees risk management for the Trust and the Fund through review of regular reports, presentations and other information from officers of the Trust and other persons. Senior officers of the Trust, and senior officers of American Beacon, and the Trust's CCO regularly report to the Board on a range of matters, including those relating to risk management. The Board and the Investment Committee also regularly receive reports from American Beacon with respect to the investments, securities trading and securities lending activities of the Fund. In addition to regular reports from American Beacon, the Board also receives reports regarding other service providers to the Trust, either directly or through American Beacon or the Trust's CCO, on a periodic or regular basis. At least annually, the Board receives a report from the Trust's CCO regarding the effectiveness of the Fund's compliance program. Also, typically on an annual basis, the Board receives reports, presentations and other information from American Beacon in connection with the Board's consideration of the renewal of each of the Trust's agreements with American Beacon and the Trust's distribution plan under Rule 12b-1 under the Investment Company Act.

Senior officers of the Trust and American Beacon also report regularly to the Audit and Compliance Committee on Fund valuation matters and on the Trust's internal controls and accounting and financial reporting policies and practices. In addition, the Audit and Compliance Committee receives regular reports from the Trust's independent registered public accounting firm on internal control and financial reporting matters. On at least a quarterly basis, the Audit and Compliance Committee meets with the Trust's CCO to discuss matters relating to the Fund's compliance program.

Board Structure and Related Matters

Independent Trustees constitute at least three-fourths of the Board. Brenda A. Cline, an Independent Trustee, serves as Independent Chair of the Board. The Independent Chair's responsibilities include: setting an agenda for each meeting of the Board; presiding at all meetings of the Board and Independent Trustees; and serving as a liaison with other Trustees, the Trust's officers and other management personnel, and counsel to the Fund. The Independent Chair shall perform such other duties as the Board may from time to time determine.

The Trustees discharge their responsibilities collectively as a Board, as well as through Board committees, each of which operates pursuant to a charter approved by the Board that delineates the responsibilities of that committee. The Board has established three standing committees: the Audit and Compliance Committee, the Investment Committee and the Nominating and Governance Committee. For example, the Investment Committee is responsible for oversight of the process, typically performed annually, by which the Board considers and approves the Fund's investment advisory agreement with American Beacon, while specific matters related to oversight of the Fund's independent auditors have been delegated by the Board to its Audit and Compliance Committee, subject to approval of the Audit and Compliance Committee's recommendations by the Board. The members and responsibilities of each Board committee are summarized below.

The Board periodically evaluates its structure and composition as well as various aspects of its operations. The Board believes that its leadership structure, including its Independent Chair position and its committees, is appropriate for the Trust in light of, among other factors, the asset size and nature of the Fund, the number of series of the American Beacon Funds Complex overseen by the Board, the arrangements for the conduct of the Fund's operations, the number of Trustees, and the Board's responsibilities. On an annual basis, the Board conducts a self-evaluation that considers, among other matters, whether the Board and its committees are functioning effectively and whether, given the size and composition of the Board and each of its committees, the Trustees are able to oversee effectively the number of funds in the complex.

The Trust is part of the American Beacon Funds Complex, which is comprised of 1 series within the Trust, 33 series within the American Beacon Funds, 1 series within the American Beacon Institutional Funds Trust, 1 series within the American Beacon Select Funds, and 1 series within the American Beacon Sound Point Enhanced Income Fund and the Sound Point Alternative Lending Fund which currently has no series. The same persons who constitute the Board of the Trust also constitute the board of trustees of the American Beacon Funds, American Beacon Institutional Funds Trust, American Beacon Select Funds, American Beacon Sound Point Enhanced Income Fund, and the American Beacon Sound Point Alternative Lending Fund and each Trustee oversees the Trusts' combined 37 series.

The Board holds five (5) regularly scheduled meetings each year. The Board may hold special meetings, as needed, either in person or by telephone, to address matters arising between regular meetings. The Independent Trustees also hold at least one in-person meeting each year during a portion of which management is not present and may hold special meetings, as needed, either in person or by telephone.

The Trustees of the Trust are identified in the tables below, which provide information as to their principal business occupations and directorships held during the last five years and certain other information. Subject to the Trustee Emeritus and Retirement Policy described below, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The address of each Trustee listed below is 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039. Each Trustee serves for an indefinite term or until his or her removal, resignation, or retirement.*

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Name (Age)*	Position and Length of Time Served on the American Beacon Sound Point Alternative Lending Fund	Position and Length of Time Served on the American Beacon Funds and American Beacon Select Funds	Position and Length of Time Served on the American Beacon Institutional Funds Trust	Position and Length of Time Served on the American Beacon Sound Point Enhanced Income Fund and American Beacon Apollo Total Return Fund	Principal Occupation(s) and Directorships During Past 5 Years
INTERESTED TRUSTEE
Alan D. Feld** (82)	Trustee since 2019	Trustee of American Beacon Funds since 1996 Trustee of American Beacon Select Funds since 1999	Trustee since 2017	Trustee since 2018	Partner in the law firm of Akin, Gump, Strauss, Hauer & Feld, LLP (law firm) (1960-Present).
NON-INTERESTED TRUSTEES
Gilbert G. Alvarado (49)	Trustee since 2019	Trustee since 2015	Trustee since 2017	Trustee since 2018

Director, Kura MD, Inc. (local telehealth organization) (2015-Present); Vice President & CFO, Sierra Health Foundation (health conversion private foundation) (2006-Present); Vice President & CFO, Sierra Health Foundation: Center for Health Program Management (California public benefit corporation) (2012-Present); Director, Innovative North State (2012-2015); Director, Sacramento Regional Technology Alliance (2011-2016); Director, Women’s Empowerment (2009-2014); Director, Valley Healthcare Staffing (2017-Present).

Joseph B. Armes (57)	Trustee since 2019	Trustee since 2015	Trustee since 2017	Trustee since 2018

Chairman & CEO, CSW Industrials, Inc. (NASDAQ: CSWI) (2015-Present); Chairman of the Board of Capital Southwest Corporation (NASDAQ: CSWC), predecessor to CSW Industrials, Inc. (2014-2017); CEO Capital Southwest Corporation (2013-2015); President & CEO JBA Investment Partners (family investment vehicle) (2010-Present); Director and Chair of Audit Committee, RSP Permian (oil and gas producer NYSE: RSPP)(2013-2018).

Gerard J. Arpey (61)	Trustee since 2019	Trustee since 2012	Trustee since 2017	Trustee since 2018	Partner, Emerald Creek Group (private equity firm) (2011-Present); Director, S. C. Johnson & Son, Inc. (privately held company) (2008-Present). Director, The Home Depot, Inc. (NYSE: HD)(2015-Present).
Brenda A. Cline (58)	Chair since 2019 Trustee since 2019	Chair since 2019 Vice Chair 2018 Trustee since 2004	Chair since 2019 Vice Chair 2018 Trustee since 2017	Chair since 2019 Vice Chair 2018 Trustee since 2018

Chief Financial Officer, Treasurer and Secretary, Kimbell Art Foundation (1993-Present); Director, Tyler Technologies, Inc. (software) (NYSE:TYL) (2014-Present); Director, Range Resources Corporation (oil and natural gas company) (NYSE: RRC) (2015-Present); Trustee, Cushing Closed-End Funds (3) and Open-End Funds (1) and ETFs (4) (2017-Present).

Eugene J. Duffy (65)	Trustee since 2019	Trustee since 2008	Trustee since 2017	Trustee since 2018

Managing Director, Global Investment Management Distribution, Mesirow Financial (2016-Present); Managing Director, Institutional Services, Intercontinental Real Estate Corporation (2014-Present); Principal and Executive Vice President, Paradigm Asset Management (1994-2014).

Claudia A. Holz (62)	Trustee since 2019	Trustee since 2018	Trustee since 2018	Trustee since 2018	Partner, KPMG LLP (1990-2017).

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Douglas A. Lindgren (57)	Trustee since 2019	Trustee since 2018	Trustee since 2018	Trustee since 2018

CEO North America, Carne Global Financial Services (2016-2017); Consultant, Carne Financial Services (2017-Present); Managing Director, IPS Investment Management and Global Head, Content Management, UBS Wealth Management (2010-2016).

Richard A. Massman (76)	Trustee since 2019	Chair Emeritus since 2019 Chair 2008 - 2018 Trustee since 2004	Chair Emeritus since 2019 Chair 2017 - 2018 Trustee since 2017	Chair Emeritus since 2019 Chair 2018 Trustee since 2018

Consultant and General Counsel Emeritus (2009-Present), Hunt Consolidated, Inc. (holding company engaged in oil and gas exploration and production, refining, real estate, farming, ranching and venture capital activities).

Barbara J. McKenna (56)	Trustee since 2019	Trustee since 2012	Trustee since 2017	Trustee since 2018	President/Managing Principal, Longfellow Investment Management Company (2005-Present).
R. Gerald Turner (73)	Trustee since 2019	Trustee since 2001	Trustee since 2017	Trustee since 2018	President, Southern Methodist University (1995-Present); Director, J.C. Penney Company, Inc. (NYSE: JCP) (1996-Present); Director, Kronus Worldwide Inc. (chemical manufacturing) (2003-Present).

* The Board has adopted a retirement policy that requires Trustees, other than Mr. Feld, to retire no later than the last day of the calendar year in which they reach the age of 75.  The Board has approved a waiver from the retirement policy with respect to Mr. Massman whereby Mr. Massman will be required to retire on the last day of the calendar year in which he reaches the age of 76.

** Mr. Feld is deemed to be an "interested person" of the Trust, as defined by the Investment Company Act. Mr. Feld's law firm of Akin, Gump, Strauss, Hauer & Feld LLP has provided legal services within the past two fiscal years to one or more sub-advisors to certain funds in the American Beacon Funds Complex.

In addition to the information set forth in the tables above and other relevant qualifications, experience, attributes or skills applicable to a particular Trustee, the following provides further information about the qualifications and experience of each Trustee.

Gilbert G. Alvarado: Mr. Alvarado has extensive organizational management and financial experience as senior vice president and chief financial officer in public charities and private foundations, service as director of private companies and non-profit organizations, service as president of non-profit institutional investment fund, an adjunct professor for a non-profit school of management at University of San Francisco, and multiple years of service as a trustee for the American Beacon Funds Complex.

Joseph B. Armes: Mr. Armes has extensive financial, investment and organizational management experience as chairman of the board of directors, president and chief executive officer of an investment company listed on NASDAQ, president and chief executive officer of a private family investment vehicle, chief operating officer of a private holding company for a family office, president, chief executive officer, chief financial officer and director of a special purpose acquisition company listed on the American Stock Exchange, a director and audit committee chair of an oil and gas exploration and production company listed on the New York Stock Exchange and as an officer of public companies and as a director and officer of private companies, and multiple years of service as a trustee for the American Beacon Funds Complex.

Gerard J. Arpey: Mr. Arpey has extensive organizational management, financial and international experience serving as chairman, chief executive officer, and chief financial officer of one of the largest global airlines, service as a director of public and private companies, service to several charitable organizations, and multiple years of service as a trustee for the American Beacon Funds Complex.

Brenda A. Cline: Ms. Cline has extensive organizational management, financial and investment experience as executive vice president, chief financial officer, secretary and treasurer to a private foundation, service as a director, trustee, audit committee chair, and member of the nominating and governance committees of various publicly held companies and mutual funds, service as a trustee to a private university, and several charitable boards, including acting as a member of their investment and/or audit committees, extensive experience as an audit senior manager with a large public accounting firm, and multiple years of service as a trustee for the American Beacon Funds Complex.

Eugene J. Duffy: Mr. Duffy has extensive experience in the investment management business and organizational management experience as a member of senior management, service as a director of a bank, service as a chairman of a charitable fund and as a trustee to an association, service on the board of a private university and non-profit organization, service as chair to a financial services industry association, and multiple years of service as a trustee for the American Beacon Funds Complex.

Alan D. Feld: Mr. Feld has extensive experience as a business attorney, organizational management experience as chairman of a law firm, experience as a director of several publicly held companies, service as a trustee of a private university and a board member of a hospital, and multiple years of service as a trustee for the American Beacon Funds Complex.

Claudia A. Holz: Ms. Holz has extensive financial audit and organizational management experience obtained as an audit partner with a major public accounting firm for over 27 years. Prior to her retirement, she led audits of large public investment company complexes and held several management roles in the firm's New York and national offices.

Douglas A. Lindgren: Mr. Lindgren has extensive senior management experience in the asset management industry, having overseen several organizations and numerous fund structures and having served as an Adjunct Professor of Finance at Columbia Business School.

Richard A. Massman: Mr. Massman has extensive experience as a business attorney, organizational management experience as a founding member of a law firm, experience as a senior vice president and general counsel of a large private company, service as the chairman and director of several

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foundations, including services on their Investment Committees and Finance Committees, chairman of a governmental board, chairman of various professional organizations and multiple years of service as a trustee and as independent chair of the boards of the American Beacon Funds Complex.

Barbara J. McKenna: Ms. McKenna has extensive experience in the investment management industry, organizational management experience as a member of senior management, service as a director of an investment manager, member of numerous financial services industry associations, and multiple years of service as a trustee for the American Beacon Funds Complex.

R. Gerald Turner: Mr. Turner has extensive organizational management experience as president of a private university, service as a director and member of the audit and governance committees of various publicly held companies, service as a member to several charitable boards, and multiple years of service as a trustee for the American Beacon Funds Complex.

Committees of the Board

The Trust has an Audit and Compliance Committee ("Audit Committee"). The Audit Committee consists of Ms. Holz, and Messrs. Duffy and Alvarado (Chair). Ms. Cline, as Chair of the Board, serves on the Audit Committee in an ex-officio non-voting capacity. None of the members of the committee are "interested persons" of the Trust, as defined by the Investment Company Act. As set forth in its charter, the primary duties of the Trust's Audit Committee are: (a) to oversee the accounting and financial reporting processes of the Trust and the Fund and their internal controls and, as the Committee deems appropriate, to inquire into the internal controls of certain third-party service providers; (b) to oversee the quality and integrity of the Trust's financial statements and the independent audit thereof; (c) to approve, prior to appointment, the engagement of the Trust's independent auditors and, in connection therewith, to review and evaluate the qualifications, independence and performance of the Trust's independent auditors; (d) to oversee the Trust's compliance with all regulatory obligations arising under applicable federal securities laws, rules and regulations and oversee management's implementation and enforcement of the Trust's compliance policies and procedures ("Compliance Program"); and (e) to coordinate the Board's oversight of the Trust's CCO in connection with his or her implementation of the Trust's Compliance Program. From September 12, 2018 to June 30, 2019, the Audit Committee met 3 times.

The Trust has a Nominating and Governance Committee ("Nominating Committee") that is comprised of Messrs. Massman (Chair), Feld, and Turner, and Ms. Cline. As set forth in its charter, the Nominating Committee's primary duties are: (a) to make recommendations regarding the nomination of non-interested Trustees to the Board; (b) to make recommendations regarding the appointment of an Independent Trustee as Chair of the Board; (c) to evaluate qualifications of potential "interested" members of the Board and Trust officers; (d) to review Shareholder recommendations for nominations to fill vacancies on the Board; (e) to make recommendations to the Board for nomination for membership on all committees of the Board; (f) to consider and evaluate the structure, composition and operation of the Board; (g) to review Shareholder recommendations for proposals to be submitted for consideration during a meeting of Shareholders; and (h) to consider and make recommendations relating to the compensation of Independent Trustees and of those officers as to whom the Board is charged with approving compensation. Shareholder recommendations for Trustee candidates may be mailed in writing, including a comprehensive resume and any supporting documentation, to the Nominating Committee in care of the Secretary of the Fund, and must otherwise comply with the Declaration and By-Laws of the Trust. From September 12, 2018 to June 30, 2019, the Nominating Committee met 3 times.

The Trust has an Investment Committee that is comprised of, Ms. McKenna (Chair), and Messrs. Armes, Arpey and Lindgren. Ms. Cline, as Chair of the Board, serves on the Investment Committee in an ex-officio non-voting capacity. As set forth in its charter, the Investment Committee's primary duties are: (a) to review and evaluate the short- and long-term investment performance of the Manager and the Sub-Advisor to the Fund; (b) to evaluate recommendations by the Manager regarding the hiring or removal of the Sub-Advisor to the Fund; (c) to review material changes recommended by the Manager to the allocation of Fund assets to the Sub-Advisor; (d) to review proposed changes recommended by the Manager to the investment objective or principal investment strategies of the Fund; and (e) to review proposed changes recommended by the Manager to the material provisions of the advisory agreement with the Sub-Advisor, including, but not limited to, changes to the provision regarding compensation. From September 12, 2018 to June 30, 2019, the Investment Committee met 3 times.

Trustee Ownership in the Funds

The following tables show the amount of equity securities owned in the American Beacon Funds Complex by the Trustees as of the calendar year ended December 31, 2018. None of the Trustees owned securities of the Fund as of December 31, 2018.

INTERESTED TRUSTEE
Feld
Aggregate Dollar Range of Equity Securities in all Trusts (37 funds as of December 31, 2018)	Over $100,000

NON-INTERESTED TRUSTEES
	Alvarado	Armes	Arpey	Cline	Duffy	Holz	Lindgren	Massman	McKenna	Turner
Aggregate Dollar Range of Equity Securities in all Trusts (37 funds as of December 31, 2018)	$10,001-$50,000	Over $100,000	Over $100,000	Over $100,000	None	None	Over $100,000	Over $100,000	Over $100,000	Over $100,000

Trustee Compensation

As compensation for their service to the American Beacon Funds Complex, including the Trust (collectively, the "Trusts"), each Trustee is compensated from the Trusts as follows: (i) an annual retainer of $120,000; (ii) meeting attendance fee (for attendance in person or via teleconference) of (a) $10,000 for attendance by Board members for each regularly scheduled Board meeting, (b) $2,500 for attendance by Committee members at

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meetings of the Audit Committee and the Investment Committee, and (c) $1,500 for attendance by Committee members at meetings of the Nominating and Governance Committee; and (iii) reimbursement of reasonable expenses incurred in attending Board meetings, Committee meetings, and relevant educational seminars. The Trustees also may be compensated for attendance at special Board and/or Committee meetings from time to time.

Since January 1, 2019, for her service as Board Chair, Ms. Cline receives an additional annual retainer of $50,000. Although she attends several committee meetings at each quarterly Board meeting, she receives only a single $2,500 fee each quarter for her attendance at those meetings. The chairpersons of the Audit Committee and the Investment Committee each receive an additional annual retainer of $25,000 and the Chair of the Nominating and Governance Committee receives an additional annual retainer of $10,000.

The following table shows total compensation (excluding reimbursements) paid by the Trust to each Trustee from commencement of operations on September 12, 2018 through the fiscal year ended June 30, 2019.[1]

Name of Trustee	Aggregate Compensation From the Trust	Pension or Retirement Benefits Accrued as Part of the Trust’s Expenses	Total Compensation From the Trusts
INTERESTED TRUSTEE
Alan D. Feld	$39	[2]	$193,000
NON-INTERESTED TRUSTEES
Gilbert G. Alvarado	$39		$192,500
Joseph B. Armes	$37		$180,000
Gerard J. Arpey	$37		$180,000
Brenda A. Cline	$50	[2]	$245,500
Eugene J. Duffy	$37		$180,000
Claudia A. Holz	$37		$180,000
Douglas A. Lindgren	$37		$180,000
Richard A. Massman	$42	[2]	$208,000
Barbara J. McKenna	$46		$225,000
R. Gerald Turner	$36	[2]	$176,000

1 As the Fund commenced operations on September 12, 2018, the table reflects compensation for the period September 12, 2018 – June 30, 2019.

2 Upon retirement from the Board, each of these Trustees is eligible for flight benefits afforded to Trustees who served on the Boards as of June 4, 2008 as described below.

The Boards adopted a Trustee Retirement Policy and Trustee Emeritus and Retirement Plan ("Plan"). The Plan provides that a Trustee who has served on the Boards prior to September 12, 2008, and who has reached a mandatory retirement age established by the Board (currently 75) is eligible to elect Trustee Emeritus status ("Eligible Trustees"). The Eligible Trustees are Messrs. Feld, Massman and Turner and Ms. Cline. The mandatory retirement age does not apply to Mr. Feld, and the Board has approved a waiver from the retirement policy with respect to Mr. Massman whereby Mr. Massman will be required to retire on the last day of the calendar year in which he reaches the age of 76. Additionally, Eligible Trustees who have served on the Board of one or more Trusts for at least five years may elect to retire from the Board at an earlier age and immediately assume Trustee Emeritus status. The Board has determined that, other than the Plan established for Eligible Trustees, no other retirement benefits will accrue for current or future Trustees.

Each Eligible Trustee and his or her spouse (or designated companion) may receive annual flight benefits from the Trusts of up to $40,000 combined, on a tax-grossed up basis, on American Airlines (a subsidiary of the Manager's former parent company) for a maximum period of 10 years, depending upon length of service prior to September 12, 2008. Eligible Trustees may opt to receive instead an annual retainer of $20,000 from the Trusts in lieu of flight benefits.  No retirement benefits are accrued for Board service after September 12, 2008.

A Trustee Emeritus must commit to provide certain ongoing services and advice to the Board members and the Trusts; however, a Trustee Emeritus does not have any voting rights at Board meetings and is not subject to election by Shareholders of the Fund. Currently, there are no Trustees with Trustee Emeritus status.

Principal Officers of the Trust

The Officers of the Trust conduct and supervise its daily business. As of the date of this SAI, the Officers of the Trust, their ages, their business address and their principal occupations and directorships during the past five years are as set forth below. The address of each Officer is 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039. Each Officer serves for a term of one year or until his or her resignation, retirement, or removal. Each Officer has and continues to hold the same position with the American Beacon fund complex, which includes the Trust, the American Beacon Funds, the American Beacon Institutional Funds Trust, the American Beacon Select Funds and the American Beacon Sound Point Enhanced Income Fund.

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Name (Age)	Position and Length of Time Served on the American Beacon Sound Point Alternative Lending Fund	Position and Length of Time Served on the American Beacon Funds and American Beacon Select Funds	Position and Length of Time Served on the American Beacon Institutional Funds Trust	Position and Length of Time Served on the American Beacon Sound Point Enhanced Income Fund and American Beacon Apollo Total Return Fund	Principal Occupation(s) and Directorships During Past 5 Years
OFFICERS
Gene L. Needles, Jr. (64)	President since 2019	President since 2009	President since 2017	President since 2018

President (2009-2018), CEO and Director (2009-Present), and Chairman (2018-Present), American Beacon Advisors, Inc.; President (2015-2018), Director and CEO (2015-Present), and Chairman (2018-Present), Resolute Investment Holdings, LLC; President (2015-2018), Director and CEO (2015-Present), and Chairman (2018-Present),Resolute Topco, Inc.; President (2015-2018); Director, and CEO (2015-Present), and Chairman (2018-Present), Resolute Acquisition, Inc.; President (2015-2018), Director and CEO (2015-Present), Chairman (2018-Present), Resolute Investment Managers, Inc.; Director, Chairman, President and CEO, Resolute Investment Distributors (2017-Present); Director, Chairman, President and CEO; Resolute Investment Services, Inc. (2017-Present); President and CEO, Lighthouse Holdings Parent, Inc. (2009-2015); President, CEO and Director, Lighthouse Holdings, Inc. (2009-2015); Manager, President and CEO, American Private Equity Management, LLC (2012-Present); Director, Chairman, President and CEO, Alpha Quant Advisors, LLC (2016-Present); Director, ARK Investment Management LLC (2016-Present); Director, Shapiro Capital Management LLC (2017-Present); Director, Chairman and CEO, Continuous Capital, LLC (2018-Present); President, American Beacon Cayman Managed Futures Strategy Fund, Ltd. (2014-Present); Director and President, American Beacon Cayman Transformational Innovation Company, LTD., (2017-2018); President, American Beacon Delaware Transformational Innovation Corporation (2017-2018); President American Beacon Cayman TargetRisk Company, Ltd. (2018-Present); Member, Investment Advisory Committee, Employees Retirement System of Texas (2017-Present); Trustee, American Beacon NextShares Trust (2015-Present); Director, RSW Investments Holdings LLC, (2019-Present); Director, SSI Investment Management, LLC (2019-Present); Director, Green Harvest Asset Management (2019-Present).

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Jeffrey K. Ringdahl (44)	Vice President since 2019	Vice President since 2010	Vice President since 2017	Vice President since 2018

Director (2015-Present), President (2018-Present), Chief Operating Officer (2010-Present), Senior Vice President (2013-2018), Vice President (2010-2013), American Beacon Advisors, Inc.; Director (2015-Present), President (2018-Present), Senior Vice Present (2015-2018), Resolute Investment Holdings, LLC; Director (2015-Present), President (2018-Present), Senior Vice President (2015-2018), Resolute Topco, Inc.; Director (2015-Present), President (2018-Present), Senior Vice President (2015-2018), Resolute Acquisition, Inc.; Director (2015-Present), President & COO (2018-Present), Senior Vice President (2015-2018), Resolute Investment Managers, Inc.; Director and Executive Vice President (2017-Present), Resolute Investment Distributors, Inc.; Director (2017-Present), President & COO (2018-Present), Executive Vice President (2017-2018), Resolute Investment Services, Inc.; Senior Vice President (2017-Present), Vice President (2012-2017), Manager (2015-2018), American Private Equity Management, LLC; Senior Vice President, Lighthouse Holdings Parent, Inc. (2013-2015); Senior Vice President, Lighthouse Holdings, Inc. (2013-2015); Trustee, American Beacon NextShares Trust (2015-Present); Director, Executive Vice President & COO, Alpha Quant Advisors, LLC (2016-Present); Director, Shapiro Capital Management, LLC (2017-Present); Director, Executive Vice President & COO, Continuous Capital, LLC (2018-Present); Director and Vice President, American Beacon Cayman Transformational Innovation Company, Ltd., (2017-Present); Vice President, American Beacon Delaware Transformational Innovation Corporation (2017-2018); Director and Vice President, American Beacon Cayman Managed Futures Strategy Fund, Ltd. (2014-Present); Vice President, American Beacon Cayman TargetRisk Company, Ltd (2018-Present); Director, RSW Investments Holdings LLC, (2019-Present); Director, SSI Investment Management, LLC (2019-Present).

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Rosemary K. Behan (60)	Vice President, Secretary and Chief Legal Officer since 2019	Vice President, Secretary and Chief Legal Officer since 2006	Vice President, Secretary and Chief Legal Officer since 2017	Vice President, Secretary and Chief Legal Officer since 2018

Vice President, Secretary and General Counsel, American Beacon Advisors, Inc. (2006-Present); Secretary, Resolute Investment Holdings, LLC (2015-Present); Secretary, Resolute Topco, Inc. (2015-Present); Secretary, Resolute Acquisition, Inc. (2015-Present); Vice President, Secretary and General Counsel, Resolute Investment Managers, Inc. (2015-Present); Secretary, Resolute Investment Distributors, Inc. (2017-Present); Vice President, Secretary and General Counsel, Resolute Investment Services, Inc. (2017-Present); Vice President and Secretary, Lighthouse Holdings Parent, Inc. (2008-2015); Vice President and Secretary, Lighthouse Holdings, Inc. (2008-2015); Secretary, American Private Equity Management, LLC (2008-Present); Secretary and General Counsel, Alpha Quant Advisors, LLC (2016-Present); Vice President and Secretary, Continuous Capital, LLC (2018-Present); Secretary, American Beacon Delaware Transformational Innovation Corporation (2017-2018); Secretary, American Beacon Cayman Transformational Innovation Company, Ltd. (2017-2018); Secretary, American Beacon Cayman Managed Futures Strategy Fund, Ltd. (2014-Present); Secretary, American Beacon Cayman TargetRisk Company, Ltd (2018-Present).

Brian E. Brett (59)	Vice President since 2019	Vice President since 2004	Vice President since 2017	Vice President since 2018

Senior Vice President, Head of Distribution (2012-Present), Vice President, Director of Sales (2004-2012), American Beacon Advisors, Inc.; Senior Vice President, Resolute Investment Managers, Inc. (2017-Present); Senior Vice President, Resolute Investment Distributors, Inc. (2018-Present), Vice President (2017-2018); Senior Vice President, Resolute Investment Services, Inc. (2018-Present); Senior Vice President, Lighthouse Holdings Parent, Inc. (2008-2015); Senior Vice President, Lighthouse Holdings, Inc. (2008-2015).

Paul B. Cavazos (50)	Vice President since 2019	Vice President since 2016	Vice President since 2017	Vice President since 2018

Chief Investment Officer and Senior Vice President, American Beacon Advisors, Inc. (2016-Present); Chief Investment Officer, DTE Energy (2007-2016); Vice President, American Private Equity Management, L.L.C. (2017-Present).

Erica B. Duncan (49)	Vice President since 2019	Vice President since 2011	Vice President since 2017	Vice President since 2018	Vice President, American Beacon Advisors, Inc. (2011-Present); Vice President, Resolute Investment Managers (2018-Present); Vice President, Resolute Investment Services, Inc. (2018-Present).
Terri L. McKinney (55)	Vice President since 2019	Vice President since 2010	Vice President since 2017	Vice President since 2018

Vice President (2009-Present), Managing Director (2003-2009), American Beacon Advisors, Inc.; Vice President, Resolute Investment Managers, Inc. (2017-Present); Vice President, Resolute Investment Services, Inc (2018-Present); Vice President, Alpha Quant Advisors, LLC (2016-Present); Vice President, Continuous Capital, LLC (2018-Present).

Samuel J. Silver (56)	Vice President since 2019	Vice President since 2011	Vice President since 2017	Vice President since 2018	Vice President (2011-Present), Chief Fixed Income Officer (2016-Present), American Beacon Advisors, Inc. (2011-Present).

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Melinda G. Heika (58)	Treasurer and Chief Accounting Officer since 2019	Treasurer and Chief Accounting Officer since 2010	Treasurer and Chief Accounting Officer since 2017	Treasurer and Chief Accounting Officer since 2018

Treasurer and CFO (2010-Present), American Beacon Advisors, Inc.; Treasurer, Resolute Topco, Inc. (2015-Present); Treasurer, Resolute Investment Holdings, LLC. (2015-Present); Treasurer, Resolute Acquisition, Inc. (2015-Present); Treasurer and CFO, Resolute Investment Managers, Inc. (2017-Present); Treasurer, Resolute Investment Distributors, Inc. (2017-2017); Treasurer and CFO, Resolute Investment Services, Inc. (2015-Present); Treasurer, Lighthouse Holdings Parent Inc., (2010-2015); Treasurer, Lighthouse Holdings, Inc. (2010-2015); Treasurer, American Private Equity Management, LLC (2012-Present); Treasurer and CFO, Alpha Quant Advisors, LLC (2016-Present); Treasurer and CFO, Continuous Capital, LLC (2018-Present); Treasurer, American Beacon Cayman Transformational Innovation, Ltd. (2017-2018); Treasurer, American Beacon Delaware Transformational Innovation Corporation (2017-2018); Director and Treasurer, American Beacon Cayman Managed Futures Strategy Fund, Ltd. (2014-Present); Treasurer, American Beacon Cayman TargetRisk Company, Ltd. (2018-Present).

Sonia L. Bates (62)	Assistant Treasurer since 2019	Assistant Treasurer since 2011	Assistant Treasurer since 2017	Assistant Treasurer since 2018

Assistant Treasurer, American Beacon Advisors, Inc. (2011-2018); Assistant Treasurer, Lighthouse Holdings Parent Inc. (2011-2015); Assistant Treasurer, Lighthouse Holdings, Inc. (2011-2015); Assistant Treasurer, American Private Equity Management, LLC (2012-Present); Assistant Treasurer, American Beacon Cayman Transformational Innovation Company, Ltd. (2017-Present); Assistant Treasurer, American Beacon Cayman TargetRisk Company, Ltd. (2018-Present).

Christina E. Sears (48)	Chief Compliance Officer and Assistant Secretary since 2019	Chief Compliance Officer since 2004 and Assistant Secretary since 1999	Chief Compliance Officer and Assistant Secretary since 2017	Chief Compliance Officer and Assistant Secretary since 2018

Chief Compliance Officer (2004-Present) and Vice President (2019-Present), American Beacon Advisors, Inc.; Vice President, Resolute Investment Managers, Inc. (2017-Present); Vice President, Resolute Investment Distributors (2017-Present); Vice President, Resolute Investment Services, Inc. (2019-Present); Chief Compliance Officer, American Private Equity Management, LLC (2012-Present); Chief Compliance Officer, Green Harvest Asset Management, LLC (2019-Present); Chief Compliance Officer, RSW Investments Holdings, LLC (2019-Present); Chief Compliance Officer (2016-2019) and Vice President (2016-Present), Alpha Quant Advisors, LLC; Chief Compliance Officer (2018-2019) and Vice President (2018-Present), Continuous Capital, LLC.

Shelley D. Abrahams (44)	Assistant Secretary since 2019	Assistant Secretary since 2008	Assistant Secretary since 2017	Assistant Secretary since 2018	Assistant Secretary, American Beacon Select Funds (2008-Present); Assistant Secretary, American Beacon Institutional Funds Trust (2017-Present).
Rebecca L. Harris (52)	Assistant Secretary since 2019	Assistant Secretary since 2010	Assistant Secretary since 2017	Assistant Secretary since 2018

Vice President, American Beacon Advisors, Inc. (2011-Present); Vice President, Resolute Investment Managers, Inc. (2017-Present); Vice President, Resolute Investment Services (2015-Present); Vice President, Alpha Quant Advisors, LLC (2016-Present); Vice President, Continuous Capital, LLC (2018-Present).

Teresa A. Oxford (61)	Assistant Secretary since 2019	Assistant Secretary since 2015	Assistant Secretary since 2017	Assistant Secretary since 2018

Assistant Secretary, American Beacon Advisors, Inc. (2015-Present); Assistant Secretary, Resolute Investment Distributors (2018-Present); Assistant Secretary, Resolute Investment Services (2018-Present); Assistant Secretary, Alpha Quant Advisors, LLC (2016-Present).

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CODE OF ETHICS

The Manager, the Trust, the Distributor (as defined below) and the Sub-Advisor each have adopted a Code of Ethics under Rule 17j-1 of the Investment Company Act. Each Code of Ethics significantly restricts the personal trading of all employees with access to non-public portfolio information. For example, each Code of Ethics generally requires pre-clearance of all personal securities trades (with limited exceptions) and prohibits employees from purchasing or selling a security that is being purchased or sold or being considered for purchase (with limited exceptions) or sale by the Fund. In addition, the Manager's, Distributor's and Trust's Code of Ethics requires employees to report trades in Shares of the Trust. Each Code of Ethics is available on the EDGAR Database on the SEC's website at www.sec.gov. You may also review and copy each Code of Ethics by visiting the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. In addition, copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request at publicinfo@sec.gov or by writing to the SEC's Public Reference Section, 100 F Street, N.E., Washington, DC 20549-0102.

PROXY VOTING POLICIES

From time to time, the Fund may own a security whose issuer solicits a proxy vote on certain matters. The Board seeks to ensure that proxies are voted in the best interests of the Fund's Shareholders and has delegated proxy voting authority to the Manager. The Manager in turn has delegated proxy voting authority to the Sub-Advisor with respect to the Fund's assets under the Sub-Advisor's management. The Trust has adopted a Proxy Voting Policy and Procedures (the "Policy") that governs proxy voting by the Manager and the Trust, and the Sub-Advisor has adopted a proxy voting policy that governs proxy voting by the Sub-Advisor. These policies include procedures to address potential conflicts of interest between the Fund's Shareholders and the Manager, the Sub-Advisor or their affiliates. The Board has approved the Policy with respect to Fund assets under the Manager's management. Please see Appendix A for a copy of the Policy. The Sub-Advisor's proxy voting policy and procedures are summarized (or included in their entirety) in Appendix B. The Fund's proxy voting record for the most recent year ended June 30 is available as of August 31 of each year upon request and without charge by calling 833-262-3226 or by visiting the SEC's website at http://www.sec.gov. The Fund's proxy voting record can be found in Form N-PX on the SEC's website.

CONTROL PERSONS AND 5% SHAREHOLDERS

A principal Shareholder is any person who owns of record or beneficially 5% or more of any Class of the Fund's outstanding Shares. A control person is a Shareholder that owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. Shareholders owning voting securities in excess of 25% may determine the outcome of any matter affecting and voted on by Shareholders of the Fund. The actions of an entity or person that controls the Fund could have an effect on other Shareholders. For instance, a control person may have effective voting control over the Fund or large requests for repurchase by a control person or principal Shareholder could cause a repurchase offer to be oversubscribed, causing Shareholders to be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer.

As of September 30, 2019, the Manager owns 82.76% of the Fund. However, it is anticipated that the Manager's percentage ownership will decrease as the Fund's Shares are sold to the public.

Set forth below are entities or persons that own 5% or more of the outstanding Shares of a Class of the Fund as of September 30, 2019. The Trustees and officers of the Trusts, as a group, did not own more than 1% of any classes of the Fund's Shares outstanding as of that date. Because the T Class Shares have not commenced operations as of the date of this SAI, there are no Shareholders of record that own 5% or more of T Class Shares.

Shareholder Address	Fund Percentage	Y CLASS
AMERICAN BEACON ADVISORS 220 LAS COLINAS BLVD E STE 1200 IRVING TX 75039-5500	82.76%	82.76%

INVESTMENT MANAGEMENT, ADMINISTRATIVE, SECURITIES LENDING, DISTRIBUTION, AND OTHER SERVICES

The Manager

The Manager, located at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039 is a Delaware corporation and a wholly-owned subsidiary of Resolute Investment Managers, Inc. ("RIM"). RIM is, in turn, a wholly-owned subsidiary of Resolute Acquisition, Inc., which is a wholly-owned subsidiary of Resolute Topco, Inc. a wholly-owned subsidiary of Resolute Investment Holdings, LLC ("RIH"). RIH is owned primarily by Kelso Investment Associates VIII, L.P., KEP VI, LLC and Estancia Capital Partners L.P., investment funds affiliated with Kelso & Company, L.P. ("Kelso") or Estancia Capital Management, LLC ("Estancia"), which are private equity firms. The address of Kelso and its investment funds is 320 Park Avenue, 24th Floor, New York, NY 10022. The address of Estancia and its investment fund is 20865 N. 90th Place, Suite 200, Scottsdale, AZ 85255. The address of RIH is 220 East Las Colinas Boulevard, Suite 1200, Irving, TX 75039.

Listed below are individuals and entities that may be deemed control persons of the Manager.

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Controlling Person/Entity	Basis of Control/Status	Nature of Controlling Person/Entity Business/ Business History
Resolute Investment Holdings, LLC	Parent Company	Holding Company - Founded in 2015
Kelso Investment Associates VIII	Ownership in Parent Company	Investment Fund

The Manager is paid an annualized management fee as compensation for providing the Fund with management and administrative services. The expenses are allocated daily to each class of Shares of the Fund based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class of Shares of the Fund are charged against the assets of that class. The Management Agreement provides for the Manager to receive an annualized management fee based on a percentage of the Fund's average daily managed assets (as defined below) that is calculated and accrued daily according to the following schedule:

First $1 billion	0.40%
Next $4 billion	0.375%
Next $5 billion	0.35%
Over $10 billion	0.325%

"Managed assets" means the total assets of the Fund (including assets attributable to the proceeds of leverage) minus accrued liabilities (other than liabilities attributable to such leverage). For purposes of calculating managed assets, the liquidation preference of any preferred shares outstanding is not considered a liability. In addition, for purposes of calculating managed assets, the Fund's derivative investments will be valued based on their market value.

Because the management fee received by the Manager is based on the average daily managed assets of the Fund (including any assets attributable to leverage), the Manager has a financial incentive to cause the Fund to utilize borrowings, preferred shares or other forms of leverage. This may create a conflict of interest between the Manager, on the one hand, and the Shareholders, on the other hand.

Pursuant to the Management Agreement, the Manager provides the Trust with office space, office equipment and personnel necessary to manage and administer the Trust's operations. This includes:

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complying with reporting requirements;

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corresponding with Shareholders;

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maintaining internal bookkeeping, accounting and auditing services and records; and

■

supervising the provision of services to the Trust by third parties;

In addition to its oversight of the Sub-Advisor, the Manager may invest the portion of the Fund's assets that the Sub-Advisor determines to be allocated to short-term investments.

The Fund is responsible for expenses not otherwise assumed by the Manager, including the following: transaction brokerage fees, commissions and other portfolio transaction expenses relating to securities and commodity interest positions purchased and sold by the Fund; fees paid for brokerage commission analysis; borrowing costs; costs of preferred shares, commercial paper or other senior securities issued by the Fund; fees and expenses of any underlying funds in which the Fund invests; dividend and interest expenses on short positions; expenses of organizing the Fund; registration expenses; sales and repurchases expenses; subscription, placement agent and shareholder service fees; securities lending fees; fees and salaries for Trustees and officers who are not officers, directors/trustees, partners or employees of the Manager or its affiliates; legal, accounting and auditing expenses; Shareholder and Board meeting expenses, including proxy expenses; printing and mailing expenses; pricing and valuation expenses; and any extraordinary expenses.

The Manager has contractually agreed from time to time to waive fees and/or reimburse expenses for the Fund in order to maintain competitive expense ratios for the Fund. The Manager has contractually agreed to waive fees and/or reimburse expenses of the Fund's Y Class Shares and T Class Shares through October 31, 2020 to the extent that operating expenses exceed 0.25% of average daily net assets for the Y Class and 1.00% of average daily net assets for the T Class (excluding Management Fees, Shareholder Service Fees, taxes, interest including interest on borrowings, brokerage commissions, acquired fund fees and expenses, securities lending fees, expenses associated with securities sold short and the Fund's use of leverage, litigation, and other extraordinary expenses). The contractual expense reimbursement can be changed or terminated only in the discretion and with the approval of a majority of the independent Trustees.  The Board has approved a policy whereby the Manager may seek repayment for such fee waivers and expense reimbursements. Under the policy, the Manager can be reimbursed by the Fund for any contractual or voluntary fee waivers or expense reimbursements if reimbursement to the Manager (a) occurs within three years from the date of the Manager's waiver/reimbursement and (b) does not cause the operating expenses of a class to exceed the lesser of the contractual percentage limit in effect at the time of the waiver/reimbursement or the time of recoupment.

The Manager and the Trust, on behalf of the Fund, have entered into an Investment Advisory Agreement with the Sub-Advisor, pursuant to which the Trust has agreed to pay the Sub-Advisor the amounts due under the Investment Advisory Agreement directly.

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The following tables show the total management fees paid to the Manager and fees waived or recouped by the Manager from the Fund's commencement date, September 12, 2018, through the fiscal year ended June 30, 2019.

Management Fees Paid to American Beacon Advisors, Inc.
September 12, 2018 to June 30, 2019
$17,218

Management Fees (Waived)/Recouped
September 12, 2018 to June 30, 2019
$(17,218)

The Manager has entered into a separate agreement with the Sub-Advisor (the "Termination Agreement") under which the Manager and the Sub-Advisor have agreed to certain mutual termination provisions that would require the Manager to resign from its position as investment adviser to the Fund in the event that the Sub-Advisor is terminated as sub-advisor to the Fund, except under certain limited circumstances. The existence of the Termination Agreement may be deemed to raise a potential conflict of interest for the Manager as it may inhibit the Manager from recommending to the Board the termination of the Sub-Advisor in circumstances in which the Manager might otherwise do so. However, the Manager has represented to the Board that the Manager will recommend that the Board terminate the Sub-Advisor as sub-advisor to the Fund under circumstances where its fiduciary duty to Shareholders warrants such action notwithstanding the Termination Agreement.

Distribution Fees

The Trust has adopted a distribution plan for its T Class Shares ("Distribution Plan"). Although the Fund is not an open-end management investment company, it has undertaken to comply with the terms of Rule 12b-1 under the Investment Company Act, which regulates the manner in which an open-end management investment company may directly or indirectly bear the expenses of distributing its shares, as a condition of an exemptive order under the Investment Company Act which permits it to have, among other things, a multi-class structure and distribution fees. Under the Distribution Plan, the Manager (or another entity approved by the Board) is paid up to 0.75% per annum of the average daily net assets of the T Class Shares of the Fund for distribution and shareholder servicing related services, including expenses relating to selling efforts of various broker-dealers, shareholder servicing fees and the preparation and distribution of T Class advertising material and sales literature. The Manager or other approved entity will receive Rule 12b-1 fees from the T Class regardless of the amount of the actual expenses incurred by the Manager or other approved entity related to distribution and shareholder servicing efforts on behalf of the class. Thus, the Manager or other approved entity may realize a profit or a loss based upon its actual distribution and shareholder servicing related expenditures for the T Class. The Manager anticipates that the Distribution Plan will benefit shareholders by providing broader access to the Fund through broker-dealers and other financial intermediaries who require compensation for their expenses in order to offer Shares of the Fund. The T Class Shares had not been offered prior to the date of this SAI. Therefore, the Fund has not paid any distribution fees pursuant to the Distribution Plan. Because Rule 12b-1 fees are paid out of the Fund's T Class assets on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.

Service Plan Fees

The Trust has adopted a Service Plan for the Y Class Shares (the "Service Plan") that authorizes the payment to the Manager and/or to such other entities as approved by the Board of an aggregate fee at the rate of up to 0.25% on an annualized basis of the average daily net assets of the Y Class Shares, payable monthly in arrears.  The Manager or other approved entity may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in or relate to the servicing of Y Class Shares, including, but not limited to, the payment to third parties of shareholder service, transfer agency or sub-transfer agency fees or expenses. The primary expenses expected to be incurred are for shareholder servicing, record keeping fees and servicing fees paid to financial intermediaries such as plan sponsors and broker-dealers.

Service fees paid by the Fund's Y Class Shares pursuant to the Plan from the Fund's commencement of operations, September 12, 2018, through the fiscal year ended June 30, 2019 are set forth below.

Service Fees
September 12, 2018 to June 30, 2019
Y Class	$6,457

Securities Lending Fees

As compensation for services provided by the Manager in connection with securities lending activities conducted by the Fund, the Fund would pay to the Manager, with respect to cash collateral posted by borrowers, a fee of 10% of the net monthly interest income (the gross interest income earned by the investment of cash collateral, less the amount paid to borrowers and related expenses) from such activities and, with respect to loan fees paid by borrowers when a borrower posts collateral other than cash, a fee up to 10% of such loan fees.

Securities lending income is generated from the demand premium (if any) paid by the borrower to borrow a specific security and from the return on investment of cash collateral, reduced by negotiated rebate fees paid to the borrower, and transaction costs. To the extent that a loan is secured by non-cash collateral, securities lending income is generated as a demand premium reduced by transaction costs.

As of the date of this SAI, the Fund does not intend to engage in securities lending activities.

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The Sub-Advisor

Apollo Credit Management, LLC serves as the Fund's investment sub-advisor (the "Sub-Advisor" or "Apollo").  The Sub-Advisor is responsible for the day-to-day investment of the Fund's portfolio.  Apollo has been registered as an investment adviser with the SEC since January 2011 and is an indirect wholly-owned subsidiary of Apollo Global Management, LLC (together with its consolidated subsidiaries, including the Sub-Advisor, "Apollo Global").  The address of Apollo is 9 West 57th Street, 43rd Floor, New York, NY 10019.  As of June 30, 2019, Apollo Global had approximately $312 billion in assets under management.

The Trust, on behalf of the Fund, and the Manager have entered into an Investment Sub-Advisory Agreement with Apollo pursuant to which the Fund has agreed to pay Apollo an annualized sub-advisory fee based on a percentage of the Fund's average daily managed assets that is calculated and accrued daily according to the following schedule:

First $1 billion	0.90%
Over $1 billion	0.80%

The following tables show the investment sub-advisory fees paid to the Sub-Advisor from the Fund's commencement date, September 12, 2018, through the fiscal year ended June 30, 2019.  The fees paid to the Sub-Advisor are expressed both as a dollar amount and percentage of the Fund's average daily managed assets.

Sub-Advisory Fees
September 12, 2018 to June 30, 2019
$38,741
0.90%

Because the sub-advisory fee received by the Sub-Advisor is based on the average daily managed assets of the Fund (including any assets attributable to leverage), the Sub-Advisor has a financial incentive to cause the Fund to utilize borrowings, preferred shares or other forms of leverage. This may create a conflict of interest between the Sub-Advisor, on the one hand, and the Shareholders, on the other hand.

In addition to the asset-based sub-advisory fee described above, the Investment Sub-Advisory Agreement provides that the Fund will reimburse the Sub-Advisor for all investment expenses, including fees, costs, expenses, liabilities and obligations relating to the discovery, evaluation, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging or disposition of investments (including brokerage, sales and underwriting commissions, private placement, syndication, solicitation, pricing and valuation, appraisal, arranger, transaction, advisory, custodial, trustee, transfer agent, recordkeeping and administrative fees, clearing and settlement and bank charges, other investment costs and other closing, execution and transaction costs, travel and related expenses (including with respect to potential investments) and other attorneys' fees, costs and expenses), irrespective of whether any such investment is ultimately consummated (which may include any broken deal expenses and reverse break-up fees) ("Investment Expenses"). The Investment Sub-Advisory Agreement also provides that, unless approved in writing by the Manager, the amount of Investment Expenses to be reimbursed to the Sub-Advisor by the Fund for each calendar year will not exceed the greater of: (i) $10,000 or (ii) 0.01% of the Fund's average daily managed assets.

The Investment Advisory Agreement will automatically terminate if assigned, and may be terminated without penalty at any time by the Manager, by a vote of a majority of the Trustees or by a vote of a majority of the outstanding voting securities of the Fund on no less than thirty (30) days' nor more than sixty (60) days' written notice to the Sub-Advisor, or by the Sub-Advisor upon sixty (60) days' written notice to the Trust. The Investment Advisory Agreement will continue in effect for an initial period of two years and thereafter from year to year provided that annually such continuance is specifically approved by a vote of the Trustees, including the affirmative votes of a majority of the Trustees who are not parties to the Agreement or "interested persons" (as defined in the Investment Company Act) of any such party, cast in person at a meeting called for the purpose of considering such approval, or by the vote of Shareholders.

According to the Investment Company Act, a person or entity with control with respect to an investment advisor has "the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company." The Sub-Advisor is an indirect wholly-owned subsidiary of Apollo Global, which is a controlling entity of the Sub-Advisor. Persons and entities affiliated with the Sub-Advisor may be considered affiliates of the Fund.

Other Service Providers

Distributor

Resolute Investment Distributors, Inc. ("RID" or "Distributor"), located at 220 East Las Colinas Boulevard, Suite 1200, Irving, Texas 75039, serves as the distributor and principal underwriter of the Fund's Shares. The Distributor is a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Distributor is affiliated with the Manager through common ownership. In addition, the directors and officers of the Distributor also serve as directors and/or officers of the Manager.

Custodian

State Street Bank and Trust Co. ("State Street"), with principal offices at One Lincoln Street, Boston, Massachusetts 02111, serves as custodian for the securities and cash of the Fund's portfolio. State Street also serves as the Fund's Foreign Custody Manager pursuant to rules adopted under the Investment Company Act, whereby it selects and monitors eligible foreign sub-custodians. The Manager also has entered into a sub-administration agreement with State Street. Under the sub-administration agreement, State Street provides the Fund with certain financial reporting and tax services, as well as sub-administrative and compliance services.

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Transfer Agent/Distribution Disbursing Agent

DST Asset Manager Solutions, Inc., located at 2000 Crown Colony Drive, Quincy, MA 02169 serves as the transfer agent, dividend disbursing agent, and agent for the Fund's distribution policy and distribution reinvestment policy for the Shareholders.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLC, located at 101 Seaport Blvd., Suite 500, Boston, MA 02210 serves as the Fund's independent registered public accounting firm.  PricewaterhouseCoopers LLC provides audit services and assistance and consultation in connection with the review of SEC and IRS filings and certain tax compliance services.

Fund Counsel

K&L Gates LLP, 1601 K Street, NW, Washington, D.C. 20006, serves as legal counsel to the Fund.

The Portfolio Managers

The personnel of the Sub-Advisor who have joint and primary responsibility for the day-to-day investment of the Fund's portfolio are James Zelter, Joseph Moroney, and John Zito (the "Portfolio Managers").

Other Accounts Managed by the Portfolio Managers

The Portfolio Managers have responsibility for the day-to-day management of accounts other than the Fund. Information regarding these other accounts has been provided by the Sub-Advisor and is set forth below. The number of accounts and assets is shown as of June 30, 2019.

	Number of Other Accounts Managed and Assets by Account Type			Number of Accounts and Assets for Which Advisory Fee is Performance-Based
Name of Investment Advisor and Portfolio Manager	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Apollo

James Zelter	2 ($0.19 bil)	1 ($4.33 bil)	0	0	1 ($0.29 bil)	0
Joseph Moroney	4 ($0.97 bil)	4 ($4.83 bil)	0	0	3 ($0.45 bil)	0
John Zito	1 ($0.16 bil)	3 ($2.90 bil)	10 ($4.10 bil)	0	2 ($2.90 bil)	6 ($1.65 bil)

Conflicts of Interest

As noted in the table above, the Portfolio Managers manage accounts other than the Fund. This side-by-side management may present potential conflicts between a Portfolio Manager's management of the Fund's investments, on the one hand, and the investments of the other accounts, on the other hand. Set forth below is a description by the Sub-Advisor of any foreseeable material conflicts of interest that may arise from the concurrent investment of the Fund's portfolio and other accounts. The information regarding potential conflicts of interest was provided by the Sub-Advisor as of June 30, 2019.

The following list of potential conflicts of interest does not purport to be a complete enumeration of the conflicts attendant to an investment in the Fund. Additional conflicts may exist that are not presently known to the Fund, the Sub-Advisor or their respective affiliates or are deemed by them to be immaterial. In addition, as the investment program of the Fund develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts of interest.

The employees of the Sub-Advisor serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as the Fund and of other Apollo Global-advised funds. As a result, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of the Fund or its Shareholders. Moreover, notwithstanding the difference in principal investment objective between the Fund and the other Apollo Global-advised funds, such other Apollo Global sponsored funds, including potential new pooled investment vehicles or managed accounts not yet established (whether managed or sponsored by those Apollo affiliates or the Sub-Advisor), have and may from time to time have overlapping investment objectives with the Fund and, accordingly, invest in, whether principally or secondarily, asset classes similar to those targeted by the Fund. To the extent the other Apollo Global-advised funds have overlapping investment objectives, the scope of opportunities otherwise available to the Fund may be adversely affected and/or reduced. Additionally, certain employees of the Sub-Advisor and its management may face conflicts in their time management and commitments as well as in the allocation of investment opportunities to other Apollo Global funds.

The Sub-Advisor and/or its affiliates and Portfolio Managers may determine that an investment is appropriate both for the Fund and for one or more other funds or accounts. In such event, depending on the availability of such investment and other appropriate factors, the Sub-Advisor may determine that the Fund should invest on a side-by-side basis with one or more other funds. The Fund may make all such investments subject to compliance with applicable laws and regulations and interpretations thereof by the SEC and its staff. In certain circumstances, negotiated co-investments may be made only if the Fund has received an exemptive order from the SEC permitting such investment. There can be no assurance that any such exemptive order will be sought or obtained.

In the event investment opportunities are allocated among the Fund and the other Apollo Global-advised funds, the Fund may not be able to structure its investment portfolio in the manner desired. Although Apollo endeavors to allocate investment opportunities in a fair and equitable manner, it is possible that the Fund may not be given the opportunity to participate in certain investments made by the other Apollo Global-advised funds or portfolio managers affiliated with the Sub-Advisor. Furthermore, the Fund and the other Apollo Global-advised funds may make investments in securities where the prevailing trading activity may make impossible the receipt of the same price or execution on the entire volume of securities

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purchased or sold by Apollo Global for the Fund and the other Apollo Global-advised funds. When this occurs, the various prices may be averaged, and the Fund will be charged or credited with the average price. Thus, the effect of the aggregation may operate on some occasions to the disadvantage of the Fund. In addition, under certain circumstances, the Fund may not be charged the same commission or commission equivalent rates in connection with a bunched or aggregated order.

It is possible that the other Apollo Global-advised funds may make investments in the same or similar securities at different times and on different terms than the Fund. From time to time, the Fund and the other Apollo Global-advised funds may make investments at different levels of an issuer's capital structure or otherwise in different classes of an issuer's securities. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. Conflicts may also arise because portfolio decisions regarding the Fund may benefit the other Apollo Global-advised funds. For example, the sale of a long position or establishment of a short position by the Fund may impair the price of the same security sold short by (and therefore benefit) one or more Apollo Global-advised funds, and the purchase of a security or covering of a short position in a security by the Fund may increase the price of the same security held by (and therefore benefit) one or more Apollo Global-advised funds. In these circumstances, the Sub-Advisor and its affiliates will seek to resolve each conflict in a manner that is fair to the various clients involved in light of the totality of the circumstances. In some cases, the resolution may not be in the Fund's best interest.

The results of the Fund's investment activities may differ significantly from the results achieved by the other Apollo Global-advised funds. It is possible that one or more Apollo Global-advised funds will achieve investment results that are substantially more or less favorable than the results achieved by the Fund. Moreover, it is possible that the Fund will sustain losses during periods in which one or more Apollo Global-advised funds achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible. The investment activities of one or more Sub-Advisor affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Fund in certain markets.

The Sub-Advisor, its affiliates and their clients may pursue or enforce rights with respect to an issuer in which the Fund has invested, and those activities may have an adverse effect on the Fund. As a result, prices, availability, liquidity and terms of the Fund's investments may be negatively impacted by the activities of the Sub-Advisor and its affiliates or their clients, and transactions for the Fund may be impaired or effected at prices or terms that may be less favorable than would otherwise have been the case.

The Sub-Advisor may enter into transactions and invest in securities, instruments and currencies on behalf of the Fund in which customers of its affiliates, to the extent permitted by applicable law, serve as the counterparty, principal or issuer. In such cases, such party's interests in the transaction could be adverse to the interests of the Fund, and such party may have no incentive to assure that the Fund obtains the best possible prices or terms in connection with the transaction. In addition, the purchase, holding and sale of such investments by the Fund may enhance the profitability of the Sub-Advisor or its affiliates. One or more affiliates may also create, write or issue derivatives for their customers, the underlying securities, currencies or instruments of which may be those in which the Fund invests or which may be based on the performance of the Fund. The Fund may, subject to applicable law, purchase investments that are the subject of an underwriting or other distribution by one or more Sub-Advisor affiliates and may also enter into transactions with other clients of an affiliate where such other clients have interests adverse to those of the Fund.

Subject to applicable law, one or more affiliates of the Sub-Advisor may act as broker, dealer, agent, lender or advisor or in other commercial capacities for the Fund. It is anticipated that the commissions, mark-ups, mark-downs, financial advisory fees, underwriting and placement fees, sales fees, financing and commitment fees, brokerage fees, other fees, compensation or profits, rates, terms and conditions charged by an affiliate will be in its view commercially reasonable, although each affiliate, including its sales personnel, will have an interest in obtaining fees and other amounts that are favorable to the affiliate and such sales personnel. Subject to applicable law, affiliates of the Sub-Advisor (and their personnel) will be entitled to retain fees and other amounts that they receive in connection with their service to the Fund as broker, dealer, agent, lender, advisor or in other commercial capacities, and no fees or other compensation payable by the Fund or its Shareholders will be reduced by reason of receipt by an affiliate of any such fees or other amounts. When an affiliate acts as broker, dealer, agent, adviser or in other commercial capacities in relation to the Fund, the affiliate may take commercial steps in its own interests, which may have an adverse effect on the Fund.

The Sub-Advisor may select brokers (including, without limitation, affiliates of the Sub-Advisor) that furnish the Sub-Advisor directly or through correspondent relationships, with research or other appropriate services that provide, in the Sub-Advisor's view, appropriate assistance to the Sub-Advisor in the investment decision-making process (including with respect to futures, fixed-price offerings and OTC transactions). Such research or other services may include, to the extent permitted by law, research reports on companies, industries and securities; economic and financial data; financial publications; proxy analysis; and other services and products. Research or other services obtained in this manner may be used in servicing any or all of the Apollo Global-advised funds and other client accounts, including in connection with client accounts other than those that pay commissions to the broker relating to the research or other service arrangements. Such products and services may disproportionately benefit other client accounts relative to the Fund based on the amount of brokerage commissions paid by the Fund and such other client accounts. For example, research or other services that are paid for through one client's commissions may not be used in managing that client's account. In addition, other client accounts may receive the benefit, including disproportionate benefits, of economies of scale or price discounts in connection with products and services that may be provided to the Fund and to such other client accounts. The Sub-Advisor may receive research that is bundled with the trade execution, clearing, and/or settlement services provided by a particular broker-dealer. To the extent that the Sub-Advisor receives research on this basis, many of the same conflicts related to traditional soft dollars may exist. For example, the research effectively will be paid by client commissions that also will be used to pay for the execution, clearing, and settlement services provided by the broker-dealer and will not be paid by the Sub-Advisor.

The Fund will be required to establish business relationships with its counterparties based on the Fund's own credit standing. Neither the Sub-Advisor nor any of its affiliates will have any obligation to allow its credit to be used in connection with the Fund's establishment of its business relationships, nor is it expected that the Fund's counterparties will rely on the credit of the Sub-Advisor or its affiliates in evaluating the Fund's creditworthiness.

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The Sub-Advisor is paid a fee based on a percentage of the Fund's managed assets. The Sub-Advisor may have a conflict of interest in deciding whether to cause the Fund to incur leverage or to invest in more speculative investments or financial instruments, thereby potentially increasing the assets of the Fund and, accordingly, the fees received by the Sub-Advisor. Certain other Apollo Global-advised funds pay the Sub-Advisor or its affiliates performance-based compensation, which could create an incentive for the Sub-Advisor or affiliate to favor such investment fund or account over the Fund.

There are no information barriers among the Sub-Advisor and certain of its affiliates. If the Sub-Advisor or its affiliates were to receive material non-public information about a particular company, or have an interest in investing in a particular company, the Fund may be prevented from investing, or liquidating an investment, in such company. This risk may affect the Fund more than it does other investment vehicles, as the Sub-Advisor generally does not use information barriers that many firms implement to separate persons who make investment decisions from others who might possess material, non-public information that could influence such decisions. The Sub-Advisor's decision not to implement these barriers could prevent its investment professionals from undertaking certain transactions such as advantageous investments or dispositions that would be permissible for them otherwise. In addition, the Sub-Advisor could in the future decide to establish information barriers, particularly as its business expands and diversifies.

The Sub-Advisor has adopted policies and procedures designed to prevent conflicts of interest from influencing proxy voting decisions made on behalf of advisory clients, including the Fund, and to help ensure that such decisions are made in accordance with its fiduciary obligations to clients. Nevertheless, notwithstanding such proxy voting policies and procedures, actual proxy voting decisions may have the effect of favoring the interests of other clients, provided that the Sub-Advisor believes such voting decisions to be in accordance with its fiduciary obligations.

Compensation

The following is a description provided by the Sub-Advisor regarding the structure of and criteria for determining the compensation of the Portfolio Managers as of June 30, 2019.

Apollo Global's financial arrangements with its Portfolio Managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors. The principal components of compensation include base compensation and discretionary compensation.

Base Compensation. Generally, Portfolio Managers receive an annual salary that is consistent with the market rate of annual salaries paid to similarly situated investment professionals.

Discretionary Compensation. Portfolio Managers also receive discretionary compensation generally consisting of two components: an annual bonus and carried interest.

Annual Bonus. Generally, a Portfolio Manager receives an annual bonus based on such person's individual performance, the operational performance of the Apollo Global-advised funds for which such person serves, and such Portfolio Manager's impact on the overall operating performance and potential to contribute to long-term value and growth of Apollo Global. A portion of each annual bonus may be deferred and, at the discretion of Apollo Global, may be in the form of cash or equity of an Apollo Global entity, such as restricted stock units of Apollo Global.

Carried Interest. Additionally, a Portfolio Manager may receive carried interests with respect to certain Apollo Global-advised funds, subject to standard terms and conditions, including a vesting schedule.

Portfolio Managers generally are eligible for the standard retirement benefits and health and welfare benefits available to all Apollo Global employees.

Ownership of the Fund

The Portfolio Managers' beneficial ownership of the Fund is defined as the Portfolio Managers having the opportunity to share in any profit from transactions in the Fund, either directly or indirectly, as the result of any contract, understanding, arrangement, relationship or otherwise. Therefore, ownership of Shares by members of the Portfolio Managers' immediate family or by a trust of which the Portfolio Managers are a trustee could be considered ownership by the Portfolio Managers.

The table below sets forth each Portfolio Manager's beneficial ownership of the Fund as of June 30, 2019 as provided by the Fund's Sub-Advisor.

Name of Investment Advisor and Portfolio Manager	Apollo Total Return Fund
Apollo Credit Management, LLC
James Zelter	None
Joseph Moroney	None
John Zito	None

PAYMENTS TO FINANCIAL INTERMEDIARIES

The Fund and/or the Manager (and/or the Manager's affiliates), at their own expense, may pay compensation to financial intermediaries for Shareholder-related services and, if applicable, distribution-related services, including administrative, sub-transfer agency type, recordkeeping and Shareholder communication services. For example, compensation may be paid to make Shares available to sales representatives and/or customers of a fund supermarket platform or similar program sponsor or for services provided in connection with such fund supermarket platforms and programs.

The amount of compensation paid to different financial intermediaries may differ. The compensation paid to a financial intermediary may be based on a variety of factors, including average assets under management in accounts distributed and/or serviced by the financial intermediary, gross sales by the financial intermediary and/or the number of accounts serviced by the financial intermediary that invest in the Fund. To the extent that the Fund pays

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any such compensation, it is designed to compensate the financial intermediary for providing services that would otherwise be provided by the Manager, the Fund or its transfer agent. To the extent the Manager or its affiliates pay such compensation, it would likely include amounts from that party's own resources and constitute what is sometimes referred to as ''revenue sharing.''

Compensation received by a financial intermediary from the Fund, the Manager or an affiliate of the Manager may include payments for marketing and/or training expenses incurred by the financial intermediary, including expenses incurred by the financial intermediary in educating (itself and) its salespersons with respect to Shares. For example, such compensation may include reimbursements for expenses incurred in attending educational seminars regarding the Fund, including travel and lodging expenses. It may also cover costs incurred by financial intermediaries in connection with their efforts to sell Shares, including costs incurred compensating (registered) sales representatives and preparing, printing and distributing sales literature.

Any compensation received by a financial intermediary, whether from the Fund or the Manager and/or its affiliates, and the prospect of receiving it may provide the financial intermediary with an incentive to recommend the Shares of the Fund over other potential investments. Similarly, the compensation may cause financial intermediaries to elevate the prominence of the Fund within its organization by, for example, placing it on a list of preferred funds. You can contact your financial intermediary for details about any such payments it receives from the Manager, its affiliates and/or the Fund, or any other fees, expenses, or commissions your financial intermediary may charge you in addition to those disclosed in the Fund's Prospectus.

PURCHASE, REPURCHASE, AND TRANSFER OF SHARES

Purchasing Shares

The Fund currently offers two classes of Shares: Y Class and T Class. The Fund does not accept accounts registered to foreign individuals or entities, including foreign correspondent accounts. The Fund does not conduct operations and is not offered for purchase outside of the United States. Purchases of Shares are discussed in the "How to Buy Shares" section of the Prospectus.

Periodic Repurchase Offers

The Fund is a closed-end "interval fund" and, in order to provide some liquidity to Shareholders, the Fund has adopted a fundamental policy pursuant to Rule 23c-3 under the Investment Company Act to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV per share. Although the policy permits repurchases of between 5% and 25% of the Fund's outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 8% of its outstanding Shares at NAV per share, reduced by any applicable repurchase fee, subject to approval of the Board. Quarterly repurchase offers occur in the months of January, April, July and October.  Notices of each quarterly repurchase offer are sent to Shareholders of record at least 21 days before the "Repurchase Request Deadline" (i.e., the latest date on which Shareholders can tender their Shares in response to a repurchase offer). This notice may be included with a Shareholder report or other Fund document. If you invest in the Fund through a financial intermediary, the notice will be provided to you by your financial intermediary. This notice will also be posted on the Fund's website at www.americanbeaconfunds.com. The Fund determines the NAV per share applicable to repurchases no later than 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the "Repurchase Pricing Date"). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date (the "Repurchase Payment Deadline"). The Fund's Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, Shares are appropriate only as a long-term investment. In addition, the Fund's repurchase offers may subject the Fund and Shareholders to special risks. The Repurchase Request Deadline will be strictly observed.

The section entitled "Periodic Repurchase Offers" in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Shares tendered in a repurchase offer, circumstances under which the Fund might suspend or postpone repurchase offers, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks. The Fund's fundamental policies with respect to repurchase offers are discussed in "Investment Restrictions" in this SAI.

See "Risk Considerations – Repurchase Offers Risk/Interval Fund Risk" in the Prospectus for a description of the risks associated with the Fund's repurchase offers. In addition, the repurchase of Shares by the Fund will be a taxable event for Shareholders. For a discussion of these tax consequences, see "Tax Information" below.

In addition to the Fund's policy to make periodic repurchase offers as described above, the Board may consider additional repurchases of Shares, the making of a tender offer for such Shares, or the conversion of the Trust to an open-end investment company (as described the Prospectus under "Anti-Takeover and Other Provisions of the Declaration of Trust"). The Fund cannot assure you that its Board will decide to take or propose any of these actions.

Subject to its investment limitations, the Fund may borrow, for example, to finance the repurchase of Shares or to make a tender offer. Interest on any borrowings to finance Share repurchase transactions or the accumulation of cash by the Fund in anticipation of Share repurchases or tenders will reduce the Fund's net income and gains. Any Share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the Investment Company Act and the rules and regulations thereunder and other applicable law.

The Fund does not currently charge a repurchase fee. However, the Fund may introduce a repurchase fee at any time by imposing a repurchase fee of up to 2% on Shares accepted for repurchase by the Fund, subject to approval of the Board. Any repurchase fee would be retained by the Fund and is intended to offset estimated costs related to the repurchase offers incurred by the Fund. The Fund has elected not to impose any repurchase fee on repurchases of Shares acquired through the reinvestment of distributions. Your financial intermediary may charge service fees for handling Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial intermediary for details.

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ADDITIONAL PURCHASE AND SALE INFORMATION FOR T CLASS SHARES

Sales Charge Reductions and Waivers

As described in the Prospectus, there are various ways to reduce your sales charge when purchasing T Class Shares. Additional information about T Class sales charge reductions is provided below.

Letter of Intent ("LOI"). The LOI may be revised upward at any time during the 13-month period of the LOI ("LOI Period"), and such a revision will be treated as a new LOI, except that the LOI Period during which the purchases must be made will remain unchanged. Purchases made from the date of revision will receive the reduced sales charge, if any, resulting from the revised LOI. The LOI will be considered completed if the Shareholder dies within the 13-month LOI Period. Commissions to dealers will not be adjusted or paid on the difference between the LOI amount and the amount invested before the Shareholder's death.

All dividends and other distributions on Shares held in escrow will be credited to the Shareholder's account in Shares (or paid in cash, if requested). If the intended investment is not completed within the specified LOI Period, the purchaser may be required to remit to the transfer agent the difference between the sales charge actually paid and the sales charge which would have been paid if the total of such purchases had been made at a single time. Any dealers assigned to the Shareholder's account at the time a purchase was made during the LOI Period will receive a corresponding commission adjustment if appropriate. If the difference is not paid by the close of the LOI Period, the appropriate number of Shares held in escrow will be repurchased to pay such difference. If the proceeds from this repurchase are inadequate, the purchaser may be liable to the Fund for the balance still outstanding.

Rights of Accumulation. Subject to the limitations described in the aggregation policy, you may take into account your accumulated holdings in any class of a closed-end interval fund that American Beacon manages ("American Beacon Interval Funds") to determine your sales charge for T Class Shares on investments in accounts eligible to be aggregated. If you make a gift of T Class Shares, upon your request, you may purchase the Shares at the sales charge discount allowed under rights of accumulation of all of your investments in any class of an American Beacon Interval Fund.

Aggregation. Qualifying investments for aggregation include those made by you and your "immediate family" as defined in the Prospectus, if all parties are purchasing Shares for their own accounts and/or:

■

individual-type employee benefit plans, such as an individual retirement account ("IRA"), individual 403(b) plan or single-participant Keogh-type plan;

■

business accounts solely controlled by you or your immediate family (for example, you own the entire business);

■

trust accounts established by you or your immediate family (for trusts with only one primary beneficiary, upon the trustor's death the trust account may be aggregated with such beneficiary's own accounts; for trusts with multiple primary beneficiaries, upon the trustor's death the trustees of the trust may instruct the Fund's transfer agent to establish separate trust accounts for each primary beneficiary; each primary beneficiary's separate trust account may then be aggregated with such beneficiary's own accounts);

■

endowments or foundations established and controlled by you or your immediate family; or

■

529 accounts, which will be aggregated at the account owner level (Class 529-E accounts may only be aggregated with an eligible employer plan).

Individual purchases by a trustee(s) or other fiduciary(ies) may also be aggregated if the investments are:

■

for a single trust estate or fiduciary account, including employee benefit plans other than the individual-type employee benefit plans described above;

■

made for two or more employee benefit plans of a single employer or of affiliated employers as defined in the Investment Company Act, excluding the individual-type employee benefit plans described above;

■

for nonprofit, charitable or educational organizations, or any endowments or foundations established and controlled by such organizations, or any employer-sponsored retirement plans established for the benefit of the employees of such organizations, their endowments, or their foundations; or

■

for individually established participant accounts of a 403(b) plan that is treated similarly to an employer-sponsored plan for sales charge purposes (see "Purchases by certain 403(b) plans" under "Sales Charges" above), or made for two or more such 403(b) plans that are treated similarly to employer-sponsored plans for sales charge purposes, in each case of a single employer or affiliated employers as defined in the Investment Company Act. Purchases made for nominee or street name accounts (securities held in the name of a broker- dealer or another nominee such as a bank trust department instead of the customer) may not be aggregated with those made for other accounts and may not be aggregated with other nominee or street name accounts unless otherwise qualified as described above.

Concurrent Purchases. As described in the Prospectus, you may reduce your T Class sales charge by combining simultaneous purchases in any of the American Beacon Interval Funds.

Other Purchases. Pursuant to a determination of eligibility by the Manager, T Class Shares of the Fund may be sold at NAV per share (without the imposition of a front-end sales charge) to:

1

current or retired trustees, and officers of the American Beacon Interval Funds, current or retired employees and directors of the Manager and its affiliated companies, certain family members and employees of the above persons, and trusts or plans primarily for such persons;

2

currently registered representatives and assistants directly employed by such representatives, retired registered representatives with respect to accounts established while active, or full-time employees (collectively, "Eligible Persons") (and their spouses, and children, including children in step and adoptive relationships, sons-in- law and daughters-in-law, if the Eligible Persons or the spouses or children of the Eligible Persons are listed in the account registration with the spouse or parent) of broker-dealers who have sales agreements with the Distributor (or who clear transactions through such dealers), plans for the dealers, and plans that include as participants only the Eligible Persons, their spouses and/or children;

3

companies exchanging securities with the Fund through a merger, acquisition or exchange offer;

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4

insurance company separate accounts;

5

accounts managed by the Manager, a sub-advisor to an American Beacon Interval Fund and their affiliated companies;

6

the Manager or the sub-advisor to an American Beacon Interval Fund and their affiliated companies;

7

an individual or entity with a substantial business relationship with, which may include the officers and employees of the Fund's custodian or transfer agent, the Manager or a sub-adviser to an American Beacon Interval Fund and its affiliated companies, or an individual or entity related or relating to such individual or entity;

8

full-time employees of banks that have sales agreements with the Distributor, who are solely dedicated to directly supporting the sale of mutual funds and/or closed-end funds operating as interval funds;

9

directors, officers and employees of financial institutions that have a selling group agreement with the Distributor;

10

banks, broker-dealers and other financial institutions (including registered investment advisors and financial planners) that have entered into an agreement with the Distributor or one of its affiliates, purchasing Shares on behalf of clients participating in a fund supermarket or in a wrap program, asset allocation program or other program in which the clients pay an asset-based fee;

11

clients of authorized dealers purchasing Shares in fixed or flat fee brokerage accounts;

12

Employer-sponsored defined contribution - type plans, including 401(k) plans, 457 plans, employer sponsored 403(b) plans, profit-sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans, and IRA rollovers involving retirement plan assets invested in any American Beacon Interval Funds; and

13

Employee benefit and retirement plans for the Manager and its affiliates.

Shares are offered at NAV per share to these persons and organizations due to anticipated economies in sales effort and expense. Once an account is established under this NAV per share privilege, additional investments can be made at NAV per share for the life of the account.

It is possible that a broker-dealer may not be able to offer one or more of these waiver categories. If this situation occurs, it is possible that the investor would need to invest directly through the American Beacon Funds Complex in another share class. The Fund may terminate or amend the terms of these sales charge waivers at any time.

Moving Between Accounts. Investments in certain account types may be moved to other account types without incurring additional T Class sales charges. These transactions include, for example:

■

repurchase proceeds from a non-retirement account (for example, a joint tenant account) used to purchase Fund Shares in an IRA or other individual-type retirement account;

■

"required minimum distributions" (as described in Section 401(a)(9) of the Internal Revenue Code) from an IRA or other individual-type retirement account used to purchase Fund Shares in a non-retirement account; and

■

death distributions paid to a beneficiary's account that are used by the beneficiary to purchase Fund Shares in a different account.

It is possible that a broker-dealer may not offer the ability to move between accounts. Please contact your financial intermediary for additional information.

PORTFOLIO TRANSACTIONS AND BROKERAGE

In selecting brokers or dealers to execute particular transactions, the Manager and the Sub-Advisor are authorized to consider "brokerage and research services" (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended ("Exchange Act")), provision of statistical quotations (including the quotations necessary to determine the Fund's NAV), and other information provided to the Fund, to the Manager and/or to the Sub-Advisor (or their affiliates), provided, however, that the Manager or the Sub-Advisor must always seek best execution. Research and brokerage services may include information on portfolio companies, economic analyses, and other investment research services. The Fund does not allow the Manager or Sub-Advisor to enter arrangements to direct transactions to broker-dealers as compensation for the promotion or sale of Fund Shares by those broker-dealers. The Manager and the Sub-Advisor are also authorized to cause the Fund to pay a commission (as defined in SEC interpretations) to a broker or dealer who provides such brokerage and research services for executing a portfolio transaction which is in excess of the amount of the commission another broker or dealer would have charged for effecting that transaction. The Manager or the Sub-Advisor, as appropriate, must determine in good faith, however, that such commission was reasonable in relation to the value of the brokerage and research services provided, viewed in terms of that particular transaction or in terms of all the accounts over which the Manager or the Sub-Advisor exercises investment discretion. The fees of the Sub-Advisor are not reduced by reason of receipt of such brokerage and research services. However, with disclosure to and pursuant to written guidelines approved by the Board, as applicable, the Manager, or the Sub-Advisor (or a broker-dealer affiliated with them) may execute portfolio transactions and receive usual and customary brokerage commissions (within the meaning of Rule 17e-1 under the Investment Company Act) for doing so. Brokerage and research services obtained with Fund commissions might be used by the Manager and/or the Sub-Advisor, as applicable, to benefit their other accounts under management.

The Manager and the Sub-Advisor will place their own orders to execute securities transactions that are designed to implement the Fund's investment objective and policies. In placing such orders, the Sub-Advisor will seek best execution. The full range and quality of services offered by the executing broker or dealer will be considered when making these determinations. Pursuant to written guidelines approved by the Board, as appropriate, the Sub-Advisor of the Fund, or its affiliated broker-dealer, may execute portfolio transactions and receive usual and customary brokerage commissions (within the meaning of Rule 17e-1 of the Investment Company Act) for doing so. The Fund's turnover rate, or the frequency of portfolio transactions, will vary from year to year depending on market conditions and the Fund's cash flows. High portfolio turnover increases the Fund's transaction costs, including brokerage commissions, and may result in a greater amount of recognized capital gains.

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The Investment Sub-Advisory Agreement provides, in substance, that in executing portfolio transactions and selecting brokers or dealers, the principal objective of the Sub-Advisor is to seek best execution. In assessing available execution venues, the Sub-Advisor shall consider all factors it deems relevant, including the breadth of the market in the security, the price of the security, the value of any eligible research, the financial condition and execution capability of the broker or dealer and the reasonableness of the commission, if any, for the specific transaction and on a continuing basis. Transactions with respect to the securities of small and emerging growth companies in which the Fund may invest may involve specialized services on the part of the broker or dealer and thereby may entail higher commissions or spreads than would be the case with transactions involving more widely traded securities.

The Fund may establish brokerage commission recapture arrangements with certain brokers or dealers. If the Sub-Advisor chooses to execute a transaction through a participating broker, the broker rebates a portion of the commission back to the Fund. Any collateral benefit received through participation in the commission recapture program is directed exclusively to the Fund. Neither the Manager nor the Sub-Advisor receives any benefits from the commission recapture program. The Sub-Advisor's participation in the brokerage commission recapture program is optional. The Sub-Advisor retains full discretion in selecting brokerage firms for securities transactions and is instructed to use the commission recapture program for a transaction only if it is consistent with the Sub-Advisor's obligation to seek the best execution available.

Soft Dollars

From the Fund's commencement of operations, September 12, 2018 to the fiscal year ended June 30, 2019, the Fund did not direct any transactions to brokers for research services.

Brokerage Commissions

From the Fund's commencement of operations, September 12, 2018, through June 30, 2019, no brokerage commissions were paid by the Fund.

Affiliated Brokerage Commissions

From the Fund's commencement of operations, September 12, 2018, to June 30, 2019, no brokerage commissions were paid to affiliated brokers by the Fund.

Securities Issued by Top 10 Brokers

From the Fund's commencement of operations, September 12, 2018, to the fiscal year ended June 30, 2019, the Fund did not hold securities issued by a broker-dealer (or by its parent) that were one of the top ten brokers or dealers through which the Fund executed transactions or sold shares.

Commission Recapture

From the Fund's commencement of operations, September 12, 2018, to the fiscal year ended June 30, 2019, the Fund did not receive any compensation as a result of participation in the commission recapture program.

TAX INFORMATION

The following is a brief general summary of certain material federal tax considerations affecting the Fund and its Shareholders with respect to the purchase, ownership, and disposition of Shares. It is based on the Internal Revenue Code and the regulations thereunder in effect on, and judicial authorities and published positions of the IRS, and other applicable authorities, publicly available as of the date hereof, all of which are subject to change or differing interpretations (possibly with retroactive effect); no assurance can be given that future legislation, regulations, court decisions, and/or administrative pronouncements will not significantly change applicable law and materially affect the conclusions expressed herein, and any such change, even though made after an investor has invested in the Fund, could be applied retroactively. Tax matters are complicated, and this discussion does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to an investor in light of his, her, or its particular circumstances or to Shareholders (such as those enumerated in the Prospectus) who or that are subject to special federal tax rules.

Unless otherwise noted, this discussion applies only to a U.S. Shareholder (as defined in the Prospectus) that holds Shares as a capital asset (generally, an asset held for investment). If a partnership holds Shares, the federal income tax treatment of a partner in the partnership generally will depend on the partner's status and the partnership's activities.

The tax consequences of an investment in and holding Shares will depend on the particular facts of each investor's situation. Prospective investors are advised to consult their own tax advisors with respect to the application to their own circumstances of the general federal income tax rules summarized below, and with respect to other federal, state, local, or foreign tax consequences to them, before making an investment in Shares.

Taxation of the Fund

The Fund has elected to be, and intends to qualify each taxable year for treatment as, a "regulated investment company" (as defined in section 851(a) of the Internal Revenue Code) ("RIC"). To qualify for that treatment, the Fund must, among other things:

(a) derive at least 90% of its gross income each taxable year from interest, dividends, payments with respect to securities loans, and gains from the sale or other disposition of securities or foreign currencies, or other income (including gains from options, futures, or forward contracts) derived with respect to its business of investing in securities or those currencies and net income from interests in qualified publicly traded partnerships ("Income Requirement");

(b) distribute with respect to each taxable year at least the sum of 90% of its investment company taxable income (consisting generally of net investment income, the excess, if any, of net short-term capital gain over net long-term capital loss, and net gains from certain foreign currency transactions, if any, all determined without regard to any deduction for dividends paid) and 90% of its net exempt interest income for that year ("Distribution Requirement"); and

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(c) diversify its holdings so that, at the end of each quarter of its taxable year, (i) at least 50% of the value of its total assets is represented by cash and cash items, Government securities, securities of other RICs, and other securities, limited in respect of any one issuer to a value not greater than 5% of that value and to not more than 10% of the issuer's outstanding voting securities, and (ii) not more than 25% of that value is invested in the securities (other than those of the Government or other RICs) of any one issuer or of two or more issuers that the Fund controls (by owning 20% or more of their voting power) that are determined to be engaged in the same, similar or related trades or businesses or the securities of one or more qualified publicly traded partnerships ("Diversification Requirements").

By qualifying for treatment as a RIC, the Fund (but not its Shareholders) will be relieved of federal income tax on the part of its investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss) that it timely distributes to its Shareholders. If the Fund failed to qualify for that treatment for any taxable year — either (i) by failing to satisfy the Distribution Requirement, even if it satisfied the Income and Diversification Requirements, or (ii) by failing to satisfy the Income Requirement and/or either Diversification Requirement and was unable to, or determined not to, avail itself of Internal Revenue Code provisions that enable a RIC to cure a failure to satisfy any of the Income and Diversification Requirements as long as the failure "is due to reasonable cause and not due to willful neglect" and the RIC pays a deductible tax calculated in accordance with those provisions and meets certain other requirements — then for federal income tax purposes it would be taxed as an ordinary corporation on the full amount of its taxable income for that year without being able to deduct the distributions it makes to its Shareholders. In addition, for those purposes the Shareholders would treat all those distributions, including distributions of net capital gain, as dividends to the extent of the Fund's current or accumulated earnings and profits, as calculated for federal income tax purposes ("E&P"), taxable as ordinary income, except that, for individual and certain other non-corporate Shareholders (each, an "individual Shareholder"), the part thereof that is "qualified dividend income" (as described in the Prospectus) ("QDI") would be subject to federal income tax at the rates for net capital gain — a maximum of 15% for a single Shareholder with taxable income not exceeding $434,550 ($488,850 for married Shareholders filing jointly and $461,700 for a head of household) and 20% for those individual Shareholders with taxable income exceeding those respective amounts (which will be adjusted for inflation annually); and all or part of those dividend distributions might be eligible for the dividends-received deduction allowed to corporations. Furthermore, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before requalifying for RIC treatment. It is possible that the Fund will not qualify as a RIC in any given taxable year.

The Fund will be subject to a nondeductible 4% excise tax ("Excise Tax") to the extent it fails to distribute in a calendar year at least an amount equal to the sum of (i) 98% of its ordinary income for that year plus (ii) 98.2% of its capital gain net income for the one-year period ending October 31 of that year plus (iii) 100% of any retained amount of either from the prior year. For these purposes, the Fund will be treated as having distributed any amount with respect to which it pays federal income tax. The Fund intends generally to make distributions sufficient to avoid imposition of the Excise Tax.

If the Fund issues preferred shares, then, at any time when preferred shares are outstanding and the Fund's assets are insufficient to satisfy certain requirements, the Fund will be required to suspend distributions to holders of the Shares until those requirements are satisfied. Doing so may prevent the Fund from satisfying the Distribution Requirement and may therefore jeopardize its qualification for treatment as a RIC or cause it to incur an income tax or Excise Tax liability or both.

Taxation of the Shareholders

Fund Distributions. Distributions on the Shares are generally subject to federal income tax as described in the Prospectus and below, even though those distributions may economically represent a return of part of a Shareholder's investment. Such a distribution is likely to occur in respect of Shares purchased when the Fund has undistributed income or gains that are either unrealized or realized but not distributed. Those realized gains may be required to be distributed even when the Fund has unrealized losses. Distributions are taxable to a Shareholder even if they are paid from net income or gains the Fund earned before the Shareholder's investment (and thus included in the price the Shareholder paid for Shares).

Investors also should be aware that the price of Shares at any time may reflect the amount of a forthcoming dividend or capital gain distribution, so if they purchase Shares shortly before the record date for a distribution, they will pay full price for the Shares and receive some part of the price back as a taxable distribution even though it represents a partial return of invested capital.

Disposition of Shares. If Shares are sold at a loss after being held for six months or less, the loss will be treated as long-term, instead of short-term, capital loss to the extent of any capital gain distributions received thereon.

Under section 302(b) of the Internal Revenue Code, the Fund's repurchase of a Shareholder's Shares generally will be treated as an exchange, and thus eligible for capital gain treatment, if it (i) results in a "complete termination" of the Shareholder's interest in the Fund, (ii) results in a "substantially disproportionate" redemption (the functional equivalent of a repurchase) with respect to the Shareholder, or (iii) is "not essentially equivalent to a dividend." For these purposes, (a) a "substantially disproportionate" redemption is one that reduces the Shareholder's percentage interest in the Fund's voting Shares by more than 20%, and after which he or she owns a less-than-50% voting interest in the Fund, and (b) a repurchase is "not essentially equivalent to a dividend" if it results in a "meaningful reduction" of a Shareholder's percentage interest in the Fund. Whether a reduction is "meaningful" depends on the particular facts and circumstances; in general, a reduction in the proportionate equity interest in the Fund of a Shareholder whose interest is minimal (less than 1% should satisfy this requirement) and who does not exercise any control over or participate in the management of the Fund's corporate affairs should be treated as "not essentially equivalent to a dividend." Shareholders should consult their individual tax advisors regarding the application of these rules in their particular circumstances.

In determining whether any of the foregoing tests has been met, a Shareholder must take into account not only Shares he or she actually owns but also Shares he or she is considered to own by reason of certain constructive ownership ("attribution") rules, including Shares owned by certain family members (except that, in the case of a "complete termination," a Shareholder may waive attribution from family members under certain circumstances) and related entities and Shares that he or she has the right to acquire by exercise of an option.

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The Fund cannot predict whether or the extent to which any repurchase offer will be oversubscribed. If any such offer is oversubscribed, proration of tenders pursuant thereto will cause the Fund to accept fewer Shares than are tendered. Therefore, a Shareholder can be given no assurance that a sufficient number of his or her Shares will be purchased pursuant to any such offer to ensure that that purchase will be treated as an exchange.

If a payment by the Fund to a Shareholder is not treated as in exchange for the repurchased Shares, it will be treated as a distribution under section 301 of the Code ("Section 301 distribution"). That distribution will be treated as a dividend to the extent it is made out of the Fund's E&P and will be fully taxable as ordinary income (or QDI) without regard to the Shareholder's adjusted basis in his or her Shares. To the extent the distribution is not made out of the Fund's E&P, it will reduce the Shareholder's adjusted tax basis in his or her Shares (which would result in a higher tax liability when the Shares are sold, even if they had not increased in value, or, in fact, had lost value), and then, after that basis is reduced to zero, as realized capital gain (assuming the Shares are held as capital assets), long- or short-term, depending on the Shareholder's holding period for the Shares.

If any Shareholder is treated as receiving a Section 301 distribution pursuant to a repurchase offer, there is a risk that the non-tendering Shareholders whose percentage interests in the Fund increase as a result thereof (whether because they do not tender Shares or sell only a portion of their Shares while their percentage interests in the Fund nevertheless increase) may be deemed to have received a constructive taxable distribution from the Fund, in an amount equal to the increase in percentage ownership, that is taxable as a dividend, unless the purchase is "incident to an isolated redemption of stock (for example, pursuant to a tender offer)." The Fund's planned periodic repurchase offers might not qualify as being incident to "isolated redemptions."

FATCA. As mentioned in the Prospectus, under the Foreign Account Tax Compliance Act ("FATCA"), "foreign financial institutions" ("FFIs") and "non-financial foreign entities" ("NFFEs") that are Shareholders may be subject to a generally nonrefundable 30% withholding tax on income dividends the Fund pays. Recently issued proposed regulations, which have immediate effect, eliminate the application of the FATCA withholding tax to capital gain distributions and proceeds from Share repurchases that was scheduled to go into effect in 2019. As discussed more fully below, the FATCA withholding tax generally can be avoided (a) by an FFI, if it reports certain information regarding direct and indirect ownership of financial accounts U.S. persons hold with the FFI, and (b) by an NFFE that certifies its status as such and, in certain circumstances, reports information regarding substantial U.S. owners.

An FFI can avoid FATCA withholding by becoming a "participating FFI," which requires the FFI to enter into a tax compliance agreement with the IRS under the Internal Revenue Code. Under such an agreement, a participating FFI agrees to (i) verify and document whether it has U.S. accountholders, (ii) report certain information regarding their accounts to the IRS, and (iii) meet certain other specified requirements.

The U.S. Treasury has negotiated intergovernmental agreements ("IGAs") with certain countries and is in various stages of negotiations with other foreign countries with respect to one or more alternative approaches to implement FATCA. An entity in one of those countries may be required to comply with the terms of the IGA instead of U.S. Treasury regulations. An FFI resident in a country that has entered into a Model I IGA with the United States must report to that country's government (pursuant to the terms of the applicable IGA and applicable law), which will, in turn, report to the IRS.  An FFI resident in a Model II IGA country generally must comply with U.S. regulatory requirements, with certain exceptions, including the treatment of recalcitrant accountholders. An FFI resident in one of those countries that complies with whichever of the foregoing applies will be exempt from FATCA withholding.

An NFFE that is the beneficial owner of a payment from the Fund can avoid FATCA withholding generally by certifying its status as such and, in certain circumstances, either that (i) it does not have any substantial U.S. owners or (ii) it does have one or more such owners and reports the name, address, and taxpayer identification number of each such owner. The NFFE will report to the Fund or other applicable withholding agent, which may, in turn, report information to the IRS.

Those foreign Shareholders also may fall into certain exempt, excepted, or deemed compliant categories established by U.S. Treasury regulations, IGAs, and other guidance regarding FATCA. An FFI or NFFE that invests in the Fund will need to provide the Fund with documentation properly certifying the entity's status under FATCA to avoid FATCA withholding. The requirements imposed by FATCA are different from, and in addition to, the tax certification rules to avoid backup withholding described in the Prospectus. Foreign investors are urged to consult their tax advisors regarding the application of these requirements to their own situation and the impact thereof on their investment in the Fund.

Non-U.S. Shareholders. Dividends the Fund pays to a Shareholder who is a nonresident alien individual or foreign entity (each, a "non-U.S. Shareholder") -- other than (i) dividends paid to a non-U.S. Shareholder whose ownership of Shares is effectively connected with a trade or business within the United States the Shareholder conducts and (ii) capital gain distributions paid to a nonresident alien individual who is physically present in the United States for no more than 182 days during the taxable year — generally are subject to 30% federal withholding tax (unless a reduced rate of withholding or a withholding exemption is provided under an applicable treaty). However, two categories of dividends the Fund might pay, "interest-related dividends" and "short-term capital gain dividends," to non-U.S. Shareholders (with certain exceptions) and reported by it in writing to its Shareholders are exempt from that tax. "Interest-related dividends" are dividends that are attributable to "qualified net interest income" (i.e., "qualified interest income," which generally consists of certain original issue discount ("OID"), interest on obligations "in registered form," and interest on deposits, less allocable deductions) from sources within the United States. "Short-term capital gain dividends" are dividends that are attributable to net short-term gain, computed with certain adjustments. Non-U.S. Shareholders are urged to consult their own tax advisors concerning the applicability of that withholding tax.

Tax Consequences of Certain Investments

Hedging Transactions. The use of hedging strategies, such as writing (selling) and purchasing options and futures contracts and entering into forward currency contracts, involves complex rules that will determine for income tax purposes the amount, character, and timing of recognition of the gains and losses the Fund realizes in connection therewith. Gains from the disposition of foreign currencies (except certain gains that may be excluded by future regulations), and gains from options, futures, and forward currency contracts the Fund derives with respect to its business of investing in securities or foreign currencies, will be treated as "qualifying income" under the Income Requirement.

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Some of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain to higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction to a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of securities is deemed to occur, and (vi) adversely alter the characterization of certain complex financial transactions. The Fund will monitor its transactions and may make certain tax elections to mitigate the effect of these rules and prevent its disqualification as a RIC.

Certain Derivatives. Some futures contracts, foreign currency contracts traded in the interbank market, and "nonequity" options (i.e., certain listed options, such as those on a "broad-based" securities index, but excluding listed options to buy or sell stock) — except any "securities futures contract" that is not a "dealer securities futures contract" (both as defined in the Internal Revenue Code) and any interest rate swap, currency swap, basis swap, interest rate cap, interest rate floor, commodity swap, equity swap, equity index swap, credit default swap, or similar agreement — in which the Fund invests may be subject to Internal Revenue Code section 1256 (collectively, "section 1256 contracts"). Any section 1256 contracts the Fund holds at the end of its taxable year (and generally for purposes of the Excise Tax, on October 31 of each year) must be "marked-to-market" (that is, treated as having been sold at that time for their fair market value) for federal income tax purposes, with the result that unrealized gains or losses will be treated as though they were realized. Sixty percent of any net gain or loss realized on these deemed sales, and 60% of any net realized gain or loss from any actual sales of section 1256 contracts, will be treated as long-term capital gain or loss, and the balance will be treated as short-term capital gain or loss; however, certain foreign currency gains or losses arising from section 1256 contracts will be treated as ordinary income or loss. These rules may operate to increase the amount that the Fund must distribute to satisfy the Distribution Requirement (i.e., with respect to the portion treated as short-term capital gain, which will be included in its investment company taxable income and thus taxable to its Shareholders as ordinary income when distributed to them), and to increase the net capital gain the Fund recognizes, even though the Fund may not have closed the transactions and received cash to pay distributions of the gain. The Fund may elect not to have the foregoing rules apply to any "mixed straddle" (that is, a straddle, the Fund clearly identifies in accordance with applicable regulations, at least one (but not all) of the positions of which are section 1256 contracts), although doing so may have the effect of increasing the relative proportion of short-term capital gain (distributions of which are taxable to its Shareholders as ordinary income) and thus increasing the amount of dividends it must distribute.

Securities Issued or Purchased at a Discount; PIKs. The Fund may acquire zero-coupon or other securities issued with OID. As a holder of those securities, the Fund must include in gross income the OID that accrues on them during the taxable year, even if it receives no corresponding payment on them during the year. Similarly, the Fund must include in its gross income each taxable year securities it receives as "interest" on PIKs (i.e., pay-in-kind securities). Because the Fund annually must distribute substantially all of its investment company taxable income, including any OID and other non-cash income, to satisfy the Distribution Requirement and avoid imposition of the Excise Tax, it may be required in a particular taxable year to distribute as a dividend an amount that is greater than the total amount of cash it actually receives. Those distributions will be made from the Fund's cash assets or from the proceeds of sales of its portfolio securities, if necessary. The Fund may realize capital gains or losses from those sales, which would increase or decrease its investment company taxable income and/or net capital gain.

Foreign Securities. Interest and dividends the Fund receives, and gains it realizes, on foreign securities may be subject to income, withholding, or other taxes imposed by foreign countries and U.S. possessions that would reduce the yield and/or total return on its securities. Tax treaties between certain countries and the United States may reduce or eliminate these taxes, however, and many foreign countries do not impose taxes on capital gains in respect of investments by foreign investors.

REITs. The Fund may invest in REITs that (i) hold residual interests in real estate mortgage investment conduits ("REMICs") or (ii) engage in mortgage securitization transactions that cause the REITs to be taxable mortgage pools ("TMPs") or have a qualified REIT subsidiary that is a TMP. A portion of the net income allocable to REMIC residual interest holders may be an "excess inclusion." The Internal Revenue Code authorizes the issuance of regulations dealing with the taxation and reporting of excess inclusion income of REITs and RICs that hold residual REMIC interests and of REITs, or qualified REIT subsidiaries, that are TMPs. Although those regulations have not yet been issued, the U.S. Treasury and the IRS issued a notice in 2006 ("Notice") announcing that, pending the issuance of further guidance (which has not yet been issued), the IRS would apply the principles in the following paragraphs to all excess inclusion income, whether from REMIC residual interests or TMPs.

The Notice provides that a REIT must (i) determine whether it or its qualified REIT subsidiary (or a part of either) is a TMP and, if so, calculate the TMP's excess inclusion income under a "reasonable method," (ii) allocate its excess inclusion income to its Shareholders generally in proportion to dividends paid, (iii) inform Shareholders that are not "disqualified organizations" (i.e., governmental units and tax-exempt entities that are not subject to tax on their unrelated business taxable income ("UBTI")) of the amount and character of the excess inclusion income allocated thereto, (iv) pay tax (at the highest federal income tax rate imposed on corporations) on the excess inclusion income allocable to its Shareholders that are disqualified organizations, and (v) apply the withholding tax provisions with respect to the excess inclusion part of dividends paid to foreign persons without regard to any treaty exception or reduction in tax rate. Excess inclusion income allocated to certain tax-exempt entities (including qualified retirement plans, individual retirement accounts, and public charities) constitutes UBTI to them.

A RIC with excess inclusion income is subject to rules identical to those in clauses (ii) through (v) above (substituting "that are nominees" for "that are not ‘disqualified organizations'" in clause (iii) and inserting "record" after "its" in clause (iv)). The Notice further provides that a RIC is not required to report the amount and character of the excess inclusion income allocated to its Shareholders that are not nominees, except that (i) a RIC with excess inclusion income from all sources that exceeds 1% of its gross income must do so and (ii) any other RIC must do so by taking into account only excess inclusion income allocated to the RIC from REITs the excess inclusion income of which exceeded 3% of its dividends. The Fund will not invest directly in REMIC residual interests and does not intend to invest in REITs that, to its knowledge, invest in those interests or are TMPs or have a qualified REIT subsidiary that is a TMP.

After calendar year-end, REITs can and often do change the category (e.g., ordinary income dividend, capital gain distribution, or return of capital) of the distributions they have made during that year, which would result at that time in the Fund's also having to re-categorize some of the distributions it made to its Shareholders. Those changes would be reflected in the annual Forms 1099, together with other tax information. Those forms generally

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will be distributed to Shareholders in February of each year, although the Fund may, in one or more years, request from the IRS an extension of time to distribute those forms until mid-March to enable it to receive the latest information it can from the REITs in which it invests and thereby accurately report that information to its Shareholders on a single form (rather than having to send amended forms).

Effective for taxable years beginning after December 31, 2017, and before January 1, 2026, the Internal Revenue Code generally allows individuals and certain non-corporate entities a deduction for 20% of "qualified REIT dividends." Recently issued proposed regulations (which have current effect) allow a RIC to pass the character of its qualified REIT dividends through to its shareholders provided certain holding period requirements are met. As a result, individuals or other shareholders eligible for the deduction with respect to qualified REIT dividends will also be eligible to receive the benefit of this deduction with respect to qualified REIT dividends received by the Fund that are thereafter included in Fund dividends to shareholders, provided that the eligible shareholders have held their Fund shares for at least 46 days during the 91-day period beginning on the date that is 45 days before the date on which the shares become ex-dividend with respect to such Fund dividend.

* * * * *

The foregoing is only a general summary of some of the important federal tax considerations generally affecting the Fund and its Shareholders. No attempt is made to present a complete explanation of the federal tax treatment of the Fund's activities, and this discussion is not intended to be a substitute for careful tax planning. Accordingly, potential investors are urged to consult their own tax advisors for more detailed information and for information regarding any state, local or foreign taxes applicable to the Fund and their purchasing, holding and disposing of Shares.

DESCRIPTION OF THE TRUST

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The following is a brief description of the anticipated capital structure of the Trust. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration and the Trust's By-Laws, as amended and restated through the date hereof (the "By-Laws"). The Declaration and By-Laws are each exhibits to the Registration Statement of which this Prospectus is a part.

The Fund is a series of the Trust, a statutory trust established under the laws of the State of Delaware by the Certificate of Trust dated February 16, 2018. The Declaration provides that the Trustees of the Trust may authorize separate classes of shares of beneficial interest. The Declaration authorizes the issuance of an unlimited number of shares of beneficial interest, with or without par value. The Fund currently offers two classes of Shares: Y Class and T Class. The fees and expenses for each class of Shares of the Fund are set forth in "Summary of Fund Expenses" in the Prospectus.

The Fund has adopted a Multi-Class Plan pursuant to Rule 18f-3 under the Investment Company Act. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 18f-3 as a condition of an exemptive order under the Investment Company Act that permits it to have, among other things, a multi-class structure and distribution fees. Under the Multi-Class Plan, Shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class bears any class-specific expenses; (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, or any matter for which the Investment Company Act, the Declaration, or the By-Laws require a separate vote of any class of Shares; and (d) each class shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.

Shareholders will be entitled to the payment of distributions when, as and if declared by the Board. All Shares have equal rights to the payment of distributions and the distribution of assets upon liquidation. Shares will, when issued, be fully paid and non-assessable by the Trust and will have no pre-emptive or conversion rights or rights to cumulative voting. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund and the liquidation preference with respect to any outstanding preferred shares, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund pro rata among the holders of the Shares.

The Board may classify or reclassify any issued or unissued shares of the Trust into shares of any series or class by redesignating such shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, or terms or conditions of repurchase of such shares. Any such classification or reclassification will comply with the provisions of the Declaration and the Investment Company Act.

Preferred shares may be issued in one or more series or classes, with such par value and with such rights as determined by the Board, by action of the Board without the approval of the Shareholders.

The Declaration provides for indemnification out of Fund property for all loss and expense of any Shareholder or former Shareholder held personally liable for the obligations of the Fund solely by reason of such person's status as a Shareholder or former Shareholder. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

The Fund does not intend to hold annual meetings of Shareholders. If the Fund does hold a meeting of Shareholders, Shares, including Y Class and T Class Shares, of the Fund entitle their holders to one vote for each dollar of NAV (number of Shares owned times NAV per share) held. Each fractional dollar amount shall be entitled to a proportionate fractional vote.

The Fund sends unaudited reports at least semiannually and audited financial statements annually to all of its Shareholders.

The Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Shares.

The following table shows the amounts of Shares of the Fund that were authorized and outstanding as of September 30, 2019:

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(1)	(2)	(3)	(4)
Share Class	Amount Authorized	Amount Held by the Fund or for its Account	Amount Outstanding Exclusive of Amount Shown Under Column (3)
Y	Unlimited	0	627,516
T	Unlimited	0	0

As noted under "Leverage," in the Prospectus, the Fund may add leverage to its portfolio by, for example, borrowing through a credit facility for other than temporary or emergency purposes.

Although it has no present intention to do so, the Fund may determine in the future to issue preferred shares or other senior securities to add leverage to its portfolio. Any such preferred shares would have complete priority upon distribution of assets over the Shares, including the Y Class and T Class Shares.  Additionally, holders of preferred shares would have the right to separately elect two Trustees of the Fund, voting separately as a class.

ANTI-TAKEOVER AND OTHER PROVISIONS IN THE DECLARATION OF TRUST

The Declaration and the By-Laws include provisions that could limit the ability of other entities or persons to acquire control of the Trust or to convert the Trust to open-end status.

A Trustee may be removed from office with or without cause by a written instrument signed or adopted by two-thirds of the Trustees, based on the total number of Trustees prior to such removal. A Trustee may be removed from office only with cause by a vote of the holders of Shares representing at least two-thirds of the NAV (in dollars) of the total Shares of the Trust issued and outstanding at a meeting called by the holders of Shares representing at least 25% of the NAV (in dollars) of the outstanding Shares of the Trust.

The Declaration requires the affirmative vote or consent of holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Trust's Shares entitled to vote on the matter, or the holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Shares of each series or class affected by the matter, voting as separate series or classes, to authorize certain transactions not in the ordinary course of business, including: (i) the termination, merger, reorganization or consolidation, or liquidation of the Trust or any series or class thereof not initially proposed by the Board; (ii) the sale or conveyance of all or a substantial part of the Trust's assets; (iii) with certain exceptions, the sale, lease or exchange (in one or a series of transactions in any 12-month period) of any assets of the Trust or any series thereof having an aggregate fair market value of $1,000,000 or more to any "Principal Shareholder" (as defined below); or (iv) with certain exceptions, the sale, lease or exchange to the Trust or any series or class thereof, in exchange for Shares of the Trust (in one or a series of transactions in any 12-month period), the assets of any Principal Shareholder having an aggregate fair market value of $1,000,000 or more, unless such transaction described above has been approved by a "Supermajority" (defined as two-thirds) of the Trustees. The term "Principal Shareholder" means any corporation, person or other entity which is the beneficial owner, directly or indirectly, of more than five percent (5%) of the outstanding Shares of the Trust or any series or class and shall include any Associates or Affiliates of such person or entity. The term "Affiliate" and "Associate" shall have the meaning ascribed to each such respective term in Rule 12b-2 under the Exchange Act. The Board has the power to allow, by vote of a Supermajority of the Trustees, including a Supermajority of the Independent Trustees, a lesser vote to approve the above transactions to the extent not otherwise addressed by the Declaration or by applicable law.

The Declaration requires the affirmative vote or consent of holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Shares of the Trust entitled to vote on the matter, or the holders of Shares representing at least seventy-five percent (75%) of the NAV (in dollars) of the Shares of each series or class of Shares affected by the matter, voting as separate series or classes, to authorize a conversion of the Trust from a closed-end investment company to an open-end investment company, unless the conversion is authorized by a majority of the Trustees (in which case Shareholders would have only the minimum voting rights required by the Investment Company Act with respect to the conversion).

The percentage vote required under these provisions is higher than the vote otherwise required by the Declaration or by the Investment Company Act. The overall effect of these provisions is to render more difficult the accomplishment of a merger or the assumption of control of the Trust or the Fund by a third party. These provisions also provide, however, the advantage of potentially requiring persons seeking control of the Trust or the Fund to negotiate with its management regarding the price to be paid and facilitating the continuity of the Fund's investment objective and policies.

The Declaration also requires that prior to bringing a derivative action, a demand must first be made on the Board by Shareholders eligible to bring such derivative action under the Delaware Statutory Trust Act who collectively hold Shares representing twenty-five percent (25%) or more of the NAV (in dollars) of the issued and outstanding Shares of the Trust, or Shares representing twenty-five percent (25%) or more of the NAV (in dollars) of the issued and outstanding Shares of the series or class to which the action relates if it does not relate to all series or classes. A decision by a majority of the Trustees, including a majority of the Independent Trustees, or, if the Trustees have appointed a committee to consider the demand, the majority of that committee, that maintaining a derivative suit would not be in the best interests of the Trust or the affected series or class and to reject the demand, shall be final and binding upon the Shareholders and judicially unreviewable.

Reasonable expenses, including reasonable attorney's fees, may be assessed against a Shareholder who brings a derivative action and does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought. There may also be additional requirements or restrictions on Shareholder derivative lawsuits involving the Fund imposed by law.

The Declaration provides that, in accordance with the Delaware Statutory Trust Act, any suit against the Trust, any series or class, or the Trustees or officers of the Trust shall be brought exclusively in the State of Delaware. The Declaration also includes a provision that any Shareholder bringing an action against the Trust, any series or class, or the Trustees or officers of the Trust waives the right to trial by jury to the fullest extent permitted by law.

While some of the provisions described above are permitted by Delaware law, certain of the provisions described above are neither permitted nor prohibited by Delaware law. A final judgment by a court about these provisions has not been made as of the date of this Prospectus and it is not clear what judgment a court would reach regarding these provisions.

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The Trust's By-Laws contain advance notice provisions the effect of which is to prevent matters, including nominations of Trustees, from being considered at a Shareholders' meeting where the Trust has not yet received certain information. The By-Laws require that certain information be included in any Shareholder request for a special meeting of Shareholders or a separate Shareholder proxy in connection with a Shareholder meeting called by the Trust on its own behalf or on behalf of another Shareholder. This includes information as to any person who a Shareholder proposes to nominate for election or reelection as a Trustee or a description of any other business that the Shareholder proposes to bring before the meeting.

The foregoing is intended only as a summary and is qualified in its entirety by reference to the full text of the Declaration and the By-Laws, both of which are on file with the SEC.

Shareholder Liability

Although Delaware law statutorily limits the potential liabilities of a Delaware statutory trust's shareholders to the same extent as it limits the potential liabilities of a Delaware corporation's shareholders, Shareholders of the Fund could, under certain conflicts of laws jurisprudence in various states, be held personally liable for the obligations of the Fund. However, the Trust's Declaration of Trust contains an express disclaimer of Shareholder liability for acts or obligations of the Fund and provides for indemnification and reimbursement of expenses out of Fund property for any Shareholder held personally liable for the obligations of the Fund. The Declaration of Trust also provides that the Trust may maintain appropriate insurance (e.g., fidelity bonding) for the protection of the Fund, its Shareholders, Trustees, officers, employees and agents to cover possible tort and other liabilities. Thus, the risk of a Shareholder incurring financial loss due to Shareholder liability is limited to circumstances in which both inadequate insurance existed and the Fund itself was unable to meet its obligations.

Liability of Trustees

The Declaration of Trust provides that the obligations of the Trust are not binding upon the Trustees of the Trust individually, but only upon the assets and property of the Trust or a series thereof, and that the Trustees shall not be liable for errors of judgment or mistakes of fact or law. Nothing in the Declaration of Trust, however, protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

OTHER INFORMATION

Each Share represents a proportional interest in the assets of the Fund. Each dollar of NAV has one vote at Shareholder meetings, with fractional dollar amounts voting proportionally, on matters submitted to the vote of Shareholders. There are no cumulative voting rights. Shares do not have pre-emptive or conversion or redemption provisions. In the event of a liquidation of the Fund, Shareholders are entitled to share pro rata in the net assets of the Fund available for distribution to Shareholders after all expenses and debts have been paid.

REGISTRATION STATEMENT

A Registration Statement on Form N-2, including any amendments thereto, relating to the Shares of the Fund offered hereby, has been filed by the Fund with the SEC. The Prospectus and this SAI are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered or to be offered hereby, reference is made to the Fund's Registration Statement. Statements contained in the Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.

FINANCIAL STATEMENTS

The Fund's independent registered public accounting firm, PricewaterhouseCoopers LLC, audits and reports on the Fund's annual financial statements. The audited financial statements include the schedule of investments, statement of assets and liabilities, statement of operations, statement of changes in net assets, financial highlights, notes and report of independent registered public accounting firm.

The audited financial statements are incorporated by reference to the Fund's Annual Report to Shareholders for the period ended June 30, 2019.

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APPENDIX A

AMERICAN BEACON ADVISORS, INC.

SUMMARY OF PROXY VOTING POLICY AND PROCEDURES

Proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion in order to secure the best long-term interests of the advisory clients of American Beacon Advisors, Inc. ("AmBeacon"). AmBeacon's proxy voting policies and procedures are designed to implement AmBeacon's duty to vote proxies in clients' best interests. Given that AmBeacon manages portfolios that invest solely in fixed-income securities, the only securities for which we expect to receive proxies are money market mutual funds. As such, the proxy voting policies and procedures set forth voting guidelines for the proxy issues and proposals common to money market funds.

For routine proposals that will not change the structure, bylaws or operations of the money market fund, AmBeacon's policy is to support management; however, each proposal will be considered individually focusing on the financial interests of the client portfolio. Non-routine proposals, such as board elections, advisory contract and distribution plan approvals, investment objective changes, and mergers, will generally be reviewed on a case-by-case basis with AmBeacon first and foremost considering the effect of the proposal on the portfolio.

Items to be evaluated on a case-by-case basis and proposals not contemplated in the policies set forth above will be assessed by AmBeacon. In these situations, AmBeacon will use its judgment to vote in the best interest of the client portfolio. For all proposals, especially controversial or case-by-case evaluations, AmBeacon will be responsible for individually identifying significant issues that could impact the investment performance of the portfolio.

AmBeacon manages portfolios for the American Beacon Funds, the American Beacon Select Funds, the American Beacon Institutional Funds Trust, the American Beacon Sound Point Enhanced Income Fund, and the American Beacon Apollo Total Return Fund (collectively, the "Funds"). AmBeacon may invest a Fund in shares of the American Beacon U.S. Government Money Market Select Fund. If the American Beacon U.S. Government Money Market Select Fund solicits a proxy for which another Fund is entitled to vote, AmBeacon's interests as manager of the American Beacon U.S. Government Money Market Select Fund might appear to conflict with the interests of the shareholders of the other Fund. In these cases, AmBeacon will vote the Fund's shares in accordance with the Select Funds' Board of Trustees' recommendations in the proxy statement.

AMERICAN BEACON FUNDS
AMERICAN BEACON SELECT FUNDS
AMERICAN BEACON INSTITUTIONAL FUNDS TRUST
AMERICAN BEACON SOUND POINT ENHANCED INCOME FUND
AMERICAN BEACON APOLLO TOTAL RETURN FUND

PROXY VOTING POLICY AND PROCEDURES

Last Amended February 28, 2018

Preface

Proxy voting is an important component of investment management and must be performed in a dutiful and purposeful fashion to secure the best long-term interests of shareholders of the American Beacon Funds ("Beacon Funds"), the American Beacon Select Funds ("Select Funds"), the American Beacon Institutional Funds Trust ("Institutional Funds"), the American Beacon Sound Point Enhanced Income Fund, and the American Beacon Apollo Total Return Fund (collectively, the "Funds"). Therefore, this Proxy Voting Policy and Procedures (the "Policy") have been adopted by the Funds.

The Funds are managed by American Beacon Advisors, Inc. (the "Manager"). The Manager may allocate discrete portions of the Funds among sub-advisors, and the Manager may directly manage all or a portion of the assets of certain Funds. The Funds' respective Boards of Trustees have delegated proxy voting authority to the Manager. The Manager has in turn delegated proxy voting authority to each sub-advisor with respect to the sub-advisor's respective portion of the Fund(s) under management, but the Manager has retained the authority to override a proposed proxy voting decision by a sub-advisor. For the securities held in their respective portion of each Fund, the Manager and the sub-advisors make voting decisions pursuant to their own proxy voting policies and procedures, which have been adopted by the applicable Fund and approved by the applicable Fund's Board of Trustees.

Conflicts of Interest

The Board of Trustees seeks to ensure that proxies are voted in the best interests of Fund shareholders. For certain proxy proposals, the interests of the Manager, the sub-advisors and/or their affiliates may differ from Fund shareholders' interests. To avoid the appearance of impropriety and to fulfill their fiduciary responsibility to shareholders in these circumstances, the Manager and the sub-advisors are required to establish procedures that are reasonably designed to address material conflicts between their interests and those of the Funds.

When a sub-advisor deems that it is conflicted with respect to a voting matter, its policy may call for it to seek voting instructions from the client. The Manager is authorized by the Boards of Trustees to consider any such matters and provide voting instructions to the sub-advisor, unless the Manager has determined that its interests are conflicted with Fund shareholders with respect to the voting matter. In those instances, the Manager will instruct the sub-advisor to vote in accordance with the recommendation of a third-party proxy voting advisory service.

Each Fund can invest in the shares of the American Beacon U.S. Government Money Market Select Fund. If the American Beacon U.S. Government Money Market Select Fund issues a proxy for which another Fund is entitled to vote, the Manager's interests regarding the American Beacon U.S. Government Money Market Select Fund might appear to conflict with the interests of the shareholders of the other Fund. In these cases, the Manager will vote in accordance with the Select Funds' Board of Trustees' recommendations in the proxy statement.

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If the methods for addressing conflicts of interest, as described above, are deemed by the Manager to be unreasonable due to cost, timing or other factors, then the Manager may decline to vote in those instances.

Securities on Loan

With respect to the Funds that engage in securities lending, the Manager shall engage a proxy voting service to notify the Manager before the record date about the occurrence of future shareholder meetings, as feasible. The Manager will determine whether or not to recall shares of the applicable security that are on loan with the intent of the Manager or the sub-advisor, as applicable, voting such shares. The Manager's determination shall be based on factors which may include the nature of the meeting (i.e., annual or special), the percentage of the proxy issuer's outstanding securities on loan, any other information regarding the proxy proposals of which the Manager may be aware, and the loss of securities lending income to a Fund as a result of recalling the shares on loan.

Recordkeeping

The Manager and the sub-advisors shall maintain records of all votes cast on behalf of the Funds. Such documentation will include the firm's proxy voting policies and procedures, company reports provided by proxy voting advisory services, additional information gathered by the Manager or sub-advisor that was material to reaching a voting decision, and communications to the Manager regarding any identified conflicts. The Manager and the sub-advisors shall maintain voting records in a manner to facilitate the Funds' production of the Form N-PX filing on an annual basis.

Disclosure

The Manager will coordinate the compilation of the Funds' proxy voting record for each year ended June 30 and file the required information with the SEC via Form N-PX by August 31. The Manager will include a summary of the Policy and the proxy voting policies and procedures of the Manager and the sub-advisors, as applicable, in each Fund's Statement of Additional Information ("SAI"). In each Fund's annual and semi-annual reports to shareholders, the Manager will disclose that a description of the Policy and the proxy voting policies and procedures of the Manager and the sub-advisors, as applicable, is a) available upon request, without charge, by toll-free telephone request, b) on the Funds' website (if applicable), and c) on the SEC's website in the SAI. The SAI and shareholder reports will also disclose that the Funds' proxy voting record is available by toll-free telephone request (or on the Funds' website) and on the SEC's website by way of the Form N-PX. Within three business days of receiving a request, the Manager will send a copy of the policy description or voting record by first-class mail.

Manager Oversight

The Manager shall review a sub-advisor's proxy voting policies and procedures for compliance with this Policy and applicable laws and regulations prior to initial delegation of proxy voting authority and on at least an annual basis thereafter.

Board Reporting

On at least an annual basis, the Manager will present a summary of the voting records of the Funds to the Boards of Trustees for their review. The Manager will notify the Boards of Trustees of any material changes to its proxy voting policies and procedures.

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APPENDIX B

APOLLO CREDIT MANAGEMENT, LLC

PROXY VOTING POLICY

1. PROXY VOTING

Rule 206(4)-6 of the Investment Advisers Act of 1940, as amended, requires investment advisers to adopt and implement policies and procedures that are reasonably designed to ensure that an investment adviser votes client proxy statements in the best interests of its clients. Investment advisers must disclose to its clients on Form ADV Part 2A how they can obtain information on how proxies were voted, provide clients with a description of the adviser's proxy voting policies and procedures, and upon request, furnish clients with a copy of those policies and procedures.

1.1 Definitions

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"Best Interest of the Client." Apollo believes that this means the clients' best economic interests over the long-term – that is, the common interest that all clients share in seeing the value of a common investment increase over time. Under its investment philosophy, Apollo Global Management, LLC's affiliated registered investment advisers (the "Firm's" or "Apollo's")1 generally invests in a company only if Apollo believes that the company's management seeks to serve shareholders' best interests. As a result, Apollo believes that management decisions and recommendations with respect to solicited issues generally are likely to be in the shareholders' and its client's best interests.

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"Material Conflicts of Interest." Such conflicts are typically based on the specific facts and circumstances associated with the issues that are the subject of the proxy and Apollo's and its employees' business dealings with a particular proxy issuer or closely affiliated entity. A material conflict of interest may exist where, for example: (1) the company soliciting the proxy, or a person known to be an affiliate of such company, is known to be a client of, or an investor in a fund managed by Apollo; (2) the company soliciting the proxy, or a person known to be an affiliate of such company, to the knowledge of the individual(s) charged with voting the proxy, is being actively solicited to be a client of Apollo (or an investor in an Apollo fund); (3) a client or investor, or an interest group supported by a client or investor, actively supports a proxy proposal; or (4) Apollo or an employee has personal or other business relationships with participants in proxy contests, corporate directors or candidates for corporate directorships, or in any other matter coming before shareholders.

1.2 Receipt and Reconciliation of Proxies

All proxy materials received by Apollo shall be forwarded to the Fund Controller for private equity funds or to the operations group for capital market funds (collectively, the "proxy recipients") who shall record on a log the name of the portfolio company to which the proxy materials relate, the date the proxy materials are received and the date by which the proxy needs to be voted.

The proxy recipients shall compare the number of shares represented by the proxy materials to the number of shares owned by Apollo's clients. If the number of shares reflected in the proxy materials does not match the number of shares reported owned by the funds, the proxy recipients will resolve any difference and ensure that all eligible shares can be voted.

Upon completion of the reconciliation process, the proxy recipient shall forward the proxy materials to the Chief Compliance Officer or designee and shall maintain a record setting forth the date the proxy materials were forwarded.

1.3 Proxy Voting Process

The Chief Compliance Officer or designee shall determine whether a material conflict of interest exists between Apollo and the interests of its clients or between Apollo and its clients and portfolio company shareholders when an Apollo representative sits on the board of directors of the portfolio company that is the subject of a proxy.

If no material conflict of interest is identified, the Chief Compliance Officer or designee shall provide clearance to the proxy recipient who will coordinate with the Portfolio Manager ("PM") or a member of the Deal Team responsible for the portfolio company issuing the proxy. The PM or a member of the Deal Team shall instruct the proxy recipient how to vote the proxy and the proxy recipient shall retain such direction. The PM or a member of the Deal Team shall instruct that all proxies be voted in the best interests of Apollo's clients pursuant to the goals of the client's investment strategy, which is generally to achieve significant capital appreciation through investments in private companies.

In the event that a material conflict of interest is identified, the Chief Compliance Officer or designee shall take such actions as he or she deems necessary to determine how to vote the proxy in the best interests of Apollo's clients. Depending upon the specific facts and circumstances associated with a given proxy, such actions may include consulting with: (1) Legal, (2) outside counsel, (3) a proxy consultant, or (4) PMs or Deal Team members. After such consultation, the Chief Compliance Officer or designee together with the PM or a Deal Team member shall instruct the proxy recipient how to vote the proxy and the proxy recipient shall retain such direction.

The Chief Compliance Officer or designee shall make and maintain a record describing the steps taken to address a potential material conflict of interest and the proxy recipient shall maintain records disclosing the date all proxies were voted and how they were voted.

1.4 Requests for Voting Information

If a client requests information regarding how proxies were voted or a copy of Apollo's proxy voting policy and procedures, the Chief Compliance Officer or designee shall provide the client with the requested information. The Chief Compliance Officer or designee shall make and retain a copy of each request received from a client together with a copy of the response provided to the client.

1 Apollo's registered investment advisers include Apollo Management, L.P., Apollo Capital Management, L.P., Apollo Commodities Management, L.P., Apollo Credit Management, LLC, Apollo Global Real Estate Management, L.P., Apollo Investment Management, L.P., affiliated other investment

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advisers, including any subsequent formed or acquired investment advisers (which, collectively, conduct a single advisory business) and all of their affiliated entities.

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PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.
1.		Financial Statements

Included in Part A:
Financial highlights for the period from September 12, 2018 through June 30, 2019, are filed herewith in Part A of the Registration Statement in the section of the Prospectus entitled “Financial Highlights”

Included in Part B:
Report of Independent Registered Public Accounting Firm
Schedule of Investments, Financial Statements and Notes to Financial Statements for the period ended June 30, 2019, are incorporated into Part B of the Registration Statement by reference to the Registrant’s most recent Certified Shareholder Report on Form N-CSR

2.		Exhibits

(a)	(1)	Certificate of Trust, is incorporated by reference to Pre-Effective Amendment No. 1, filed July 30, 2018 (“PreEA No. 1”)
	(2)	Agreement and Declaration of Trust, is incorporated by reference to Pre-Effective Amendment No. 2 filed September 7, 2018 (“PreEA No. 2”)
	(3)	Amended and Restated Agreement and Declaration of Trust, dated as of August 20, 2019 – (filed herewith)
(b)	(1)	By-Laws, is incorporated by reference to PreEA No. 1
	(2)	Amended and Restated By-Laws, dated as of August 20, 2019 – (filed herewith)
(c)		Not applicable
(d)		Shareholders rights are contained in the portions of the Amended and Restated Agreement and Declaration of Trust and Amended and Restated By-Laws relating to shareholders’ rights
(e)		Not applicable
(f)		Not applicable
(g)	(1)	Management Agreement between American Beacon Apollo Total Return Fund and American Beacon Advisors, Inc., is incorporated by reference to PreEA No. 1
	(2)	Investment Sub-Advisory Agreement by and among American Beacon Apollo Total Return Fund, American Beacon Advisors, Inc. and Apollo Credit Management, LLC, is incorporated by reference to PreEA No. 1
(h)	(1)	Distribution Agreement by and among American Beacon Sound Point Enhanced Income Fund and American Beacon Apollo Total Return Fund and Resolute Investment Distributors, Inc., dated March 1, 2018, is incorporated by reference to PreEA No. 1
	(2)	First (1st) Amendment to Distribution Agreement by and among American Beacon Sound Point Enhanced Income Fund and American Beacon Apollo Total Return Fund and Resolute Investment Distributors, Inc., dated August 20, 2019 – (filed herewith)
(i)		Not applicable
(j)		Custodian Agreement with State Street Bank and Trust Company, is incorporated by reference to PreEA No. 1
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(k)	(1)	Master Transfer Agency and Service Agreement with DST Asset Manager Solutions, Inc., is incorporated by reference to PreEA No. 1
	(2)	Sub-Administrative Services Fee Agreement between American Beacon Funds, American Beacon Select Funds, American Beacon Institutional Funds Trust and American Beacon Advisors, Inc., is incorporated by reference to PreEA No. 2
	(3)	Second Amendment to the Sub-Administrative Services Fee Agreement between American Beacon Funds, American Beacon Select Funds, American Beacon Institutional Funds Trust, American Beacon Sound Point Enhanced Income Fund, American Beacon Apollo Total Return Fund and American Beacon Advisors, Inc., is incorporated by reference to PreEA No. 2
	(4)	Third Amendment to the Sub-Administrative Services Fee Agreement between American Beacon Funds, American Beacon Select Funds, American Beacon Institutional Funds Trust, American Beacon Sound Point Enhanced Income Fund, American Beacon Apollo Total Return Fund and American Beacon Advisors, Inc. – (filed herewith)
	(5)	Distribution Plan pursuant to Rule 12b-1 for the American Beacon Apollo Total Return Fund T Class — (filed herewith)
	(6)	Plan Pursuant to Rule 18f-3 – (filed herewith)
	(7)	Service Plan for the American Beacon Apollo Total Return Fund Y Class, is incorporated by reference to PreEA No. 2
	(8)	Fee Waiver/Expense Reimbursement Agreement for American Beacon Apollo Total Return Fund — (filed herewith)
(l)		Opinion and consent of counsel – (filed herewith)
(m)		Not applicable
(n)		Consent of Independent Registered Public Accounting Firm – (filed herewith)
(o)		Not applicable
(p)		Letter of investment intent, is incorporated by reference to PreEA No. 2
(q)		Not applicable
(r)	(1)	Code of Ethics of American Beacon Advisors, Inc., American Beacon Funds, American Beacon Select Funds, American Beacon Institutional Funds Trust, American Beacon Sound Point Enhanced Income Fund, American Beacon Apollo Total Return Fund and Resolute Investment Distributors, Inc., is incorporated by reference to PreEA No. 1
	(2)	Code of Ethics of Apollo Credit Management, LLC., is incorporated by reference to PreEA No. 1
Other Exhibit
Powers of Attorney for Trustees of American Beacon Apollo Total Return Fund, dated March 6, 2019, is incorporated by reference to Post-Effective Amendment No. 1, filed August 22, 2019.

Item 26.	Marketing Arrangements

Not applicable.

Item 27.	Other Expenses of Issuance and Distribution

Not applicable

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Item 28.	Persons Controlled by or under Common Control with Registrant

The Registrant may be deemed to be controlled by American Beacon Advisors, Inc. (the “Manager”) because the Manager owns 83% of the outstanding shares of the Registrant as of September 30, 2019. However, it is anticipated that the Manager’s percentage ownership will decrease as the Registrant’s shares are sold to the public. The manager is a wholly-owned subsidiary of Resolute Investment Managers, Inc. (“RIM”). RIM is, in turn, a wholly-owned subsidiary of Resolute Acquisition, Inc., which is a wholly-owned subsidiary of Resolute Topco, Inc., a wholly-owned subsidiary of Resolute Investment Holdings, LLC (“RIH”). RIH is owned primarily by Kelso Investment Associates VIII, L.P., KEP VI, LLC and Estancia Capital Partners L.P., investment funds affiliated with Kelso & Company, L.P. (“Kelso”) or Estancia Capital Management, LLC (“Estancia”), which are private equity firms. The address of Kelso and its investment funds is 320 Park Avenue, 24th Floor, New York, NY 10022. The address of Estancia and its investment fund is 20865 N 90th Place, Suite 200, Scottsdale, AZ 85255. The address of RIH is 220 East Las Colinas Boulevard, Suite 1200, Irving, TX 75039.

Item 29.	Number of Holders of Securities

Set forth below is the number of record holders as of September 30, 2019 of each class of securities of the Registrant.

Title of Class	Number of Record Holders
Y	85
T	0

Item 30.	Indemnification

Article VII of the Amended and Restated Declaration of Trust of the Trust provides that:

Section 7.2 Limitation of Liability. No person who is or has been a Trustee or officer of the Trust shall be liable to the Trust, or a Series or a Shareholder for any action or failure to act or for any other reason except solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office of Trustee or officer, and shall not be liable for errors of judgment or mistakes of fact or law. Subject to the foregoing: (i) the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any other person, including any officer, agent, employee, independent contractor or consultant, nor shall any Trustee be responsible for the act or omission of any other Trustee; (ii) the Trustees may rely upon advice of legal counsel or other experts and shall be under no liability for any act or omission in accordance with such advice or for failing to follow such advice; and (iii) the Trustees shall be entitled to rely upon the records of the Trust and upon information, opinions, reports or statements presented by another Trustee or any officer, employee or agent of the Trust, or by any other Person, as to matters reasonably believed to be within such Person’s professional or expert competence. The appointment, designation or identification of a Trustee as an expert on any topic or in any area (including an audit committee financial expert), or any other special appointment, designation or identification of a Trustee, shall not impose on that Trustee any standard of care or liability that is greater than that imposed on him as a Trustee in the absence of the appointment, designation or identification, and no Trustee who has special skills or expertise, or is appointed, designated or identified as aforesaid, shall be held to a higher standard of care by virtue thereof. The Trustees shall not be required to give any bond as such, nor any surety if a bond is obtained.

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All Persons extending credit to, contracting with or having any claim against the Trust or any Series shall look only to the assets of the Trust or any applicable Series that such Person extended credit to, contracted with or has a claim against, and neither the Trustees nor the Shareholders, nor any of the Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor.

Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever executed or done by or on behalf of the Trust or any Series or the Trustees or officers by any of them in connection with the Trust shall conclusively be deemed to have been executed or done only in or with respect to his or their capacity as Trustee or Trustees, and such Trustee or Trustees shall not be personally liable thereon. At the Trustees’ discretion, any note, bond, contract, instrument, certificate or undertaking or any Series made or issued by the Trustees or by any officer or officers may give notice that the Certificate of Trust is on file in the Office of the Delaware Secretary of State and that a limitation on liability of Series exists and such note, bond, contract, instrument, certificate or undertaking may, if the Trustees so determine, recite that the same was executed or made on behalf of the Trust by a Trustee or Trustees in such capacity and not individually or by an officer or officers in such capacity and not individually and that the obligations of such instrument are not binding upon any of them or the Shareholders individually but are binding only on the assets and property of the Trust or a Series thereof, and may contain such further recital as such Person or Persons may deem appropriate. The omission of any such notice or recital shall in no way operate to bind any Trustees, officers or Shareholders individually.

Section 7.5 Indemnification.

(a)	Subject to the exceptions and limitations contained in subsection (b) below:
(i)	every person who is, or has been, a Trustee or an officer or employee of the Trust or is or was serving at the request of the Trust as a trustee, director, officer, employee or agent of another organization in which the Trust has any interest as a shareholder, creditor or otherwise (“Covered Person”) shall be indemnified by the Trust and each Series to the fullest extent permitted by law, including the 1940 Act and the rules and regulations thereunder as amended from time to time and interpretations thereunder, against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been a Covered Person and against amounts paid or incurred by him or her in the settlement thereof.
(ii)	Subject to the provisions of this Section 7.5, each Covered Person shall, in the performance of his or her duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the records, books and accounts of the Trust or, as applicable, any Series, upon an opinion or other advice of legal counsel, or upon reports made or advice given to the Trust or, as applicable, any Series, by any Trustee or any of its officers, employees, or a service provider selected with reasonable care by the Trustees or officers of the Trust, regardless of whether the person rendering such report or advice may also be a Trustee, officer or employee of the Trust or, as applicable, any Series.
(iii)	as used herein, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, investigative or other,
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including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorney’s fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities whatsoever.

(b)	To the extent required under the 1940 Act and the rules and regulations thereunder as amended from time to time and interpretations thereunder, but only to such extent, no indemnification shall be provided hereunder to a Covered Person;
(i)	who shall have been adjudicated by a court or body before which the proceeding was brought to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office; or
(ii)	in the event of a settlement, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office: (A) by the court or other body approving the settlement; (B) by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or (C) by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c)	The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Covered Person and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.
(d)	To the extent that any determination is required to be made as to whether a Covered Person engaged in conduct for which indemnification is not provided as described herein, or as to whether there is reason to believe that a Covered Person ultimately will be found entitled to indemnification, the Person or Persons making the determination shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in such conduct and that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification.
(e)	To the maximum extent permitted by applicable law, including Section 17(h) of the 1940 Act and the rules and regulations thereunder as amended from time to time and interpretations thereunder expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the character described in subsection (a) of this Section 7.5, shall be paid by the Trust or the applicable Series from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him or her to the Trust or a Series, as applicable, if it is ultimately determined that he or she is not entitled to indemnification under this Section; provided, however, that any such advancement will be made in accordance with any conditions required by the Commission. The advancement of any expenses pursuant to this Section 7.5(e) shall under no circumstances be considered a “loan” under the Sarbanes-Oxley Act of 2002, as amended from time to time, or for any other reason.
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(f)	Any repeal or modification of this Article VII or adoption or modification of any other provision of this Declaration of Trust inconsistent with this Article shall be prospective only to the extent that such repeal or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification or right to advancement of expenses available to any Covered Person with respect to any act or omission that occurred prior to such repeal, modification or adoption.
(g)	Notwithstanding any other provision in this Declaration of Trust to the contrary, any liability and/or expense against which any Covered Person is indemnified under this Section 7.5 and any advancement of expenses that any Covered Person is entitled to be paid under Section 7.5(e) shall be deemed to be joint and several obligations of the Trust and each Series, and the assets of the Trust and each Series shall be subject to the claims of any Covered Person therefor under this Article VII; provided that (a) any such liability, expense or obligation may be allocated and charged by the Trustees between or among the Trust and/or any one or more Series (and Classes) in such manner as the Trustees in their sole discretion deem fair and equitable; and (b) the Trustees may determine that any such liability, expense or obligation should not be allocated to one or more Series (and Classes), and such Series or Classes shall not be liable therefor as provided under Section 3.6(a) and (b).

Section 7.6 Further Indemnification. Nothing contained herein shall affect any rights to indemnification to which any Covered Person or other Person may be entitled by contract or otherwise under law or prevent the Trust from entering into any contract to provide indemnification to any Covered Person or other Person. Without limiting the foregoing, the Trust may, in connection with any transaction permitted by this Declaration of Trust, including the acquisition of assets subject to liabilities or a merger or consolidation pursuant to Section 8.3 hereof, assume the obligation to indemnify any Person including a Covered Person or otherwise contract to provide such indemnification, and such indemnification shall not be subject to the terms of this Article VII unless otherwise required under applicable law.

Section 7.7 Indemnification of Shareholders. If any Shareholder or former Shareholder of any Series is held personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives or, in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets belonging to the applicable Series to be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, upon request by such Shareholder or former Shareholder, shall assume the defense of any claim against him or her for any act or obligation of the Trust or applicable Series.

Numbered Paragraph 10 of the Management Agreement provides that:

10. Limitation of Liability of the Manager. The Manager shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or any Fund in connection with the matters to which this Agreement relate except a loss resulting from the willful misfeasance, bad faith or gross negligence on its part in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Any person, even though also an officer, partner, employee, or agent of the Manager, who may be or become an officer, Board member, employee or agent of the Trust shall be deemed, when rendering services to the Trust or acting in any business of

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the Trust, to be rendering such services to or acting solely for the Trust and not as an officer, partner, employee, or agent or one under the control or direction of the Manager even though paid by it. The U.S. federal and state securities laws impose liabilities on persons who act in good faith, and, therefore, nothing in this Agreement is intended to limit the obligations of the Manager under such laws. This Paragraph 10 does not in any manner preempt any separate written indemnification commitments made by the Manager with respect to any matters encompassed by this Agreement.

Numbered Paragraph 10 of the Investment Sub-Advisory Agreement with Apollo Credit Management, LLC provides that:

10. Liability; Indemnification.

(a)	The Sub-Advisor, or any of its respective partners, officers, trustees, employees, affiliate or any person who within the meaning of the Investment Company Act controls, is controlled by or is under common control with the Sub-Advisor (collectively, “Affiliates”) shall have no liability to the Manager, the Trust, its shareholders or any third party arising out of or related to this Agreement, provided however, the Sub-Advisor agrees to indemnify and hold harmless, the Manager, any affiliated person within the meaning of Section 2(a)(3) of the Investment Company Act, and each person, if any, who, within the meaning of Section 15 of the Securities Act, controls the Manager, against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses), to which the Manager or such affiliated person or controlling person may become subject under the securities laws, any other federal or state law, at common law or otherwise, arising from (i) the Sub-Advisor’s willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations or duties under this Agreement or (ii) any untrue statement of a material fact (or an omission of such statement) contained in the prospectus, statement of additional information, Registration Statement, proxy materials, reports, advertisements, sales literature or other materials pertaining to the Sub-Advisor to the extent that such statement was made in reliance on and in conformity with information furnished to the Trust or the Manager for use therein by the Sub-Advisor or by any of its directors, officers, employees, agents, or any affiliate acting on behalf of the Sub-Advisor. Notwithstanding the foregoing, in no case shall the Sub-Advisor’s indemnity hereunder be deemed to protect such person against any liability to which any such person would otherwise be subject by reason of willful misconduct, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement. The indemnification in this Section shall survive the termination of this Agreement.

(b)	The Manager agrees to indemnify and hold harmless, the Sub-Advisor and any Affiliate, against any and all losses, claims, damages, liabilities or litigation (including reasonable legal and other expenses), to which the Sub-Advisor or such Affiliate may become subject under the securities laws, any other federal or state law, at common law or otherwise, with respect to (i) any matter with respect to the operations of the Trust, including the services of the Manager or any affiliate of the Manager under the Management Agreement or the services of the Manager or the Sub-Advisor under this Agreement, other than liabilities occurring as a result of the Sub-Advisor’s (including directors, officers, employees, or any affiliate acting on behalf of the Sub-Advisor) willful misfeasance, bad faith, gross negligence or reckless disregard of its duties hereunder, or (ii) any untrue statement of a material fact (or an omission of such statement) contained in the prospectus, statement of
8

additional information, Registration Statement, proxy materials, reports, advertisements, sales literature or other materials pertaining to the Trust, unless such statement is about the Sub-Advisor or the Sub-Advisor’s investment program for the Fund and was made in reliance on and in conformity with written information furnished to the Trust or the Manager by the Sub-Advisor for use therein. Notwithstanding the foregoing, in no case shall the Trust’s and the Manager’s indemnity hereunder be deemed to protect such person against any liability to which any such person would otherwise be subject by reason of willful misconduct, bad faith, or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under this Agreement. The indemnification in this Section shall survive the termination of this Agreement.

(c)	The Manager or the Sub-Advisor shall make advance payments in connection with the expenses of defending any matter with respect to which indemnification might be sought by any indemnified party pursuant to Section 10(a) or 10(b) hereunder, as applicable, if the indemnifying party receives a written affirmation of such indemnified party’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the indemnifying party, as applicable if it is subsequently determined that such indemnified party is not entitled to such indemnification. The advance payments to be made hereunder shall be paid by the indemnifying party to such indemnified party as soon as practicable but in any event no later than thirty (30) days after written demand by such indemnified party therefor.

Section 4.2 of the Distribution Agreement provides that:

(a)       Notwithstanding anything in this Agreement to the contrary, Resolute shall not be responsible for, and the Client shall on behalf of each applicable Fund or Class thereof, indemnify and hold harmless Resolute, its employees, directors, officers and managers and any person who controls Resolute within the meaning of section 15 of the Securities Act or section 20 of the 1934 Act (for purposes of this Section 4.2(a), “Resolute Indemnitees”) from and against, any and all losses, damages, costs, charges, reasonable counsel fees, payments, liabilities and other expenses of every nature and character (including, but not limited to, direct and indirect reasonable reprocessing costs) arising out of or attributable to all and any of the following (for purposes of this Section 4.2(a), a “Resolute Claim”):

(i)	any material action (or omission to act) of Resolute or its agents taken in connection with this Agreement; provided, that such action (or omission to act) is taken in good faith and without willful misfeasance, negligence or reckless disregard by Resolute, or its affiliates, of its duties and obligations under this Agreement;
(ii)	any untrue statement of a material fact contained in the Registration Statement or arising out of or based upon any alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, unless such statement or omission was made in reliance upon, and in conformity with, information furnished to the Client in connection with the preparation of the Registration Statement or exhibits to the Registration Statement by or on behalf of Resolute;
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(iii)	any material breach of the Client’s agreements, representations, warranties, and covenants in Sections 2.9 and 5.2 of this Agreement; or
(iv)	the reliance on or use by Resolute or its agents or subcontractors of information, records, documents or services which have been prepared, maintained or performed by the Client or any agent of the Client, including but not limited to any Predecessor Records provided pursuant to Section 2.9(b).

(b)       Resolute will indemnify, defend and hold the Client and its several officers and members of their Governing Bodies and any person who controls the Client within the meaning of section 15 of the Securities Act or section 20 of the 1934 Act (collectively, the “Client Indemnitees” and, with the Resolute Indemnitees, an “Indemnitee”), free and harmless from and against any and all claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses of every nature and character (including the cost of investigating or defending such claims, demands, actions, suits or liabilities and any reasonable counsel fees incurred in connection therewith), but only to the extent that such claims, demands, actions, suits, judgments, liabilities, losses, damages, costs, charges, reasonable counsel fees and other expenses result from, arise out of or are based upon all and any of the following (for purposes of this Section 4.2(c), a “Client Claim” and, with a Resolute Claim, a “Claim”):

(i)	any material action (or omission to act) of Resolute or its agents taken in connection with this Agreement, provided that such action (or omission to act) is taken in good faith and without willful misfeasance, negligence or reckless disregard by Resolute, or its affiliates, of its duties and obligations under this Agreement.
(ii)	any untrue statement of a material fact contained in the Registration Statement or any alleged omission of a material fact required to be stated or necessary to make the statements therein not misleading, if such statement or omission was made in reliance upon, and in conformity with, information furnished to the Client in writing in connection with the preparation of the Registration Statement by or on behalf of Resolute; or
(iii)	any material breach of Resolute’s agreements, representations, warranties and covenants set forth in Section 2.4 and 5.1 hereof.

(c)       The Client or Resolute (for purpose of this Section 4.2(d), an “Indemnifying Party”) may assume the defense of any suit brought to enforce any Resolute Claim or Client Claim, respectively, and may retain counsel chosen by the Indemnifying Party and approved by the other Party, which approval shall not be unreasonably withheld or delayed. The Indemnifying Party shall advise the other Party that it will assume the defense of the suit and retain counsel within ten (10) days of receipt of the notice of the claim. If the Indemnifying Party assumes the defense of any such suit and retains counsel, the other Party shall bear the fees and expenses of any additional counsel that they retain. If the Indemnifying Party does not assume the defense of any such suit, or if other Party does not approve of counsel chosen by the Indemnifying Party, or if the other Party has been advised

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that it may have available defenses or claims that are not available to or conflict with those available to the Indemnifying Party, the Indemnifying Party will reimburse any Indemnitee named as defendant in such suit for the reasonable fees and expenses of any counsel that the Indemnitee retains. An Indemnitee shall not settle or confess any claim without the prior written consent of the applicable Client, which consent shall not be unreasonably withheld or delayed.

(d)       An Indemnifying Party’s obligation to provide indemnification under this section is conditioned upon the Indemnifying Party receiving notice of any action brought against an Indemnitee within twenty (20) days after the summons or other first legal process is served. Such notice shall refer to the Person or Persons against whom the action is brought. The failure to provide such notice shall not relieve the Indemnifying Party of any liability that it may have to any Indemnitee except to the extent that the ability of the Party entitled to such notice to defend such action has been materially adversely affected by the failure to provide notice.

(e)       The provisions of this section and the Parties’ representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any Indemnitee and shall survive the sale and redemption of any Shares made pursuant to subscriptions obtained by Resolute. The indemnification provisions of this section will inure exclusively to the benefit of each person that may be an Indemnitee at any time and their respective successors and assigns (it being intended that such persons be deemed to be third party beneficiaries under this Agreement).

Section 4.3 of the Distribution Agreement provides that:

Notwithstanding anything in this Agreement to the contrary, except as specifically set forth below:

(a)	Neither Party shall be liable for losses, delays, failure, errors, interruption or loss of data occurring directly or indirectly by reason of circumstances beyond its reasonable control, including, without limitation, acts of God; action or inaction of civil or military authority; public enemy; war; terrorism; riot; fire; flood; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, computer or communications capabilities; insurrection; or elements of nature;
(b)	Neither Party shall be liable for any consequential, special or indirect losses or damages suffered by the other Party, whether or not the likelihood of such losses or damages was known by the Party;
(c)	No affiliate, director, officer, employee, manager, shareholder, partner, agent, counsel or consultant of either Party shall be liable at law or in equity for the obligations of such Party under this Agreement or for any damages suffered by the other Party related to this Agreement;
(d)	There are no third party beneficiaries of this Agreement;
(e)	Each Party shall have a duty to mitigate damages for which the other Party may become responsible; and
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(f)	The assets and liabilities of each Fund are separate and distinct from the assets and liabilities of each other Fund, and no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund, whether arising under this Agreement or otherwise; and in asserting any rights or claims under this Agreement, Resolute shall look only to the assets and property of the Fund to which Resolute’s rights or claims relate in settlement of such rights or claims; and
(g)	Each Party agrees promptly to notify the other Party(ies) of the commencement of any litigation or proceeding of which it becomes aware arising out of or in any way connected with the issuance or sale of Shares.

Supplemental Limited Indemnification from the Manager

The Manager shall indemnify and hold harmless Indemnitee, in his or her individual capacity, from and against any cost, asserted claim, liability or expense, including reasonable legal fees (collectively, “Liability”) based upon or arising out of (i) any duty of the Manager under the Management Agreement (including the Manager’s failure or omission to perform such duty), and (ii) any liability or claim against Indemnitee arising pursuant to Section 11 of the Securities Act of 1933, as amended, Rule 10b-5 under the Securities Exchange Act of 1934, as amended, and any similar or related federal, state or common law statutes, rules or interpretations. The Manager’s indemnification obligations under this Letter Agreement shall be limited to civil and administrative claims or proceedings.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Securities Act”), may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.

I.	Business and Other Connections of Investment Manager

American Beacon Advisors, Inc. (the “Manager”) offers investment management and administrative services to the Registrant. It acts in the same capacity to other investment companies, including those listed below.

Set forth below is information as to any other business, profession, vocation or employment of a substantial nature in which each officer and director of American Beacon Advisors, Inc. is, or at any time during the past two fiscal years has been, engaged for his/her own account or in the capacity of director, officer, employee, partner or trustee.

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Name; Current Position with American Beacon Advisors, Inc.	Other Substantial Business and Connections
Rosemary K. Behan; Secretary	Vice President, Secretary and Chief Legal Officer , American Beacon Funds Complex; Secretary, Resolute Investment Holdings LLC; Secretary, Resolute Topco, Inc.; Secretary, Resolute Acquisition, Inc.; Vice President, Secretary and General Counsel, Resolute Investment Managers, Inc.; Secretary, Resolute Investment Distributors, Inc.; Vice President, Secretary and General Counsel, Resolute Investment Services; Secretary, American Private Equity Management, L.L.C.; Secretary and General Counsel, Alpha Quant Advisors, LLC; Vice President and Secretary, Continuous Capital, LLC; Secretary, American Beacon Cayman Managed Futures Strategy Fund, Ltd.; Secretary, American Beacon Cayman Transformational Innovation Company, Ltd.; Secretary, American Beacon Delaware Transformational Innovation Corporation; Secretary, American Beacon Cayman TargetRisk Company, Ltd.
Christopher L. Collins; Director	Director and Vice President, Resolute Investment Holdings, LLC; Director and Vice President, Resolute Topco, Inc; Director and Vice President, Resolute Acquisition, Inc.; Director and Vice President, Resolute Investment Managers, Inc.; Director, Resolute Investment Services, Inc.; Manager, American Private Equity Management, L.L.C.
Stephen C. Dutton; Director	Director and Vice President, Resolute Investment Holdings, LLC; Director and Vice President, Resolute Topco, Inc; Director and Vice President, Resolute Acquisition, Inc.; Director and Vice President, Resolute Investment Managers, Inc.; Director, Resolute Investment Services, Inc.; Manager, American Private Equity Management, L.L.C..
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Melinda G. Heika; Treasurer and Chief Financial Officer	Treasurer and Chief Accounting Officer, American Beacon Funds Complex; Treasurer, Resolute Investment Holdings, LLC; Treasurer, Resolute Topco, Inc.; Treasurer, Resolute Acquisition, Inc.; Treasurer and CFO, Resolute Investment Managers, Inc.; Treasurer and CFO, Resolute Investment Services, Inc.; Treasurer, American Private Equity Management, L.L.C.; Treasurer and CFO, Alpha Quant Advisors, LLC; Treasurer and Chief Financial Officer, Continuous Capital, LLC; Director and Treasurer, American Beacon Cayman Managed Futures Strategy Fund, Ltd.; Treasurer, American Beacon Cayman Transformational Innovation, Ltd.; Treasurer, American Beacon Delaware Transformational Innovation Corporation; Treasurer, American Beacon Cayman TargetRisk Company, Ltd.
Takashi B. Moriuchi; Director	Director, Resolute Investment Holdings, LLC; Director, Resolute Topco, Inc; Director, Resolute Acquisition, Inc.; Director, Resolute Investment Managers, Inc.; Director, Resolute Investment Services, Inc.; Manager, American Private Equity Management, L.L.C.
Gene L. Needles, Jr.; Director, Chairman and Chief Executive Officer	President, American Beacon Funds Complex; Director, CEO and Chairman, President (2015-2018), Resolute Investment Holdings, LLC; Director, Chairman and CEO, President (2015-2018), Resolute Topco, Inc.; Director, Chairman and CEO, President (2015-2018), Resolute Acquisition, Inc.; Director, Chairman and CEO, President (2015-2018), Resolute Investment Managers, Inc.; Director, Chairman, President and CEO, Resolute Investment Distributors, Inc.; Director, Chairman, President and CEO, Resolute Investment Services, Inc.; Manager, President and CEO, American Private Equity Management, LLC; Director, Chairman, President and CEO, Alpha Quant Advisors, LLC; Director, ARK Investment Management LLC; Director, Shapiro Capital Management LLC;
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Director, Chairman and CEO, Continuous Capital, LLC; Trustee, American Beacon NextShares Trust; President, American Beacon Cayman Managed Futures Strategy Fund, Ltd.; Director and President, American Beacon Cayman Transformational Innovation Company, Ltd.; President, American Beacon Delaware Transformational Innovation Corporation; President, American Beacon Cayman TargetRisk Company, Ltd.; Director, RSW Investment Holdings LLC; Director, SSI Investment Management LLC; Director, Green Harvest Asset Management
Jeffrey K. Ringdahl; Director, President and Chief Operating Officer	Vice President, American Beacon Funds Complex; Director and President, Senior Vice President (2015-2018), Resolute Investment Holdings, LLC; Director and President, Senior Vice President (2015-2018), Resolute Topco, Inc.; Director and President, Senior Vice President (2015-2018), Resolute Acquisition, Inc.; Director, President and COO, Senior Vice President (2015-2018), Resolute Investment Managers, Inc.; Director and Executive Vice President, Resolute Investment Distributors, Inc.; Director, President and COO, Executive Vice President (2015-2018), Resolute Investment Services, Inc.; Manager and Senior Vice President, American Private Equity Management, LLC; Director, Executive Vice President and Chief Operating Officer, Alpha Quant Advisors, LLC; Director, Shapiro Capital Management, LLC; Director, Executive Vice President and Chief Operating Officer, Continuous Capital, LLC; Trustee, American Beacon NextShares Trust; Director and Vice President, American Beacon Cayman Managed Futures Strategy Fund, Ltd.; Director and Vice President, American Beacon Cayman Transformational Innovation Company, Ltd.; Vice President, American Beacon Delaware Transformational Innovation Corporation; Vice President, American Beacon Cayman TargetRisk Company, Ltd.; Director, RSW Investment Holdings LLC; Director, SSI Investment Management LLC
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The principal address of each of the entities referenced above, other than ARK Investment Management LLC, Green Harvest Asset Management, RSW Investment Holdings LLC, Shapiro Capital Management LLC and SSI Investment Management LLC, is 220 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039. The principal address of ARK Investment Management LLC is 155 West 19th Street, Fifth Floor, New York, New York 10011. The Principal address of Green Harvest Asset Management is 110 Brewery Lane, Suite 501, Portsmouth, New Hampshire 03801. The principal address of RSW Investment Holdings LLC is 47 Maple Street, Suite 304, Summit, New Jersey 07901. The principal address of Shapiro Capital Management LLC is 3060 Peachtree Road NW #1555, Atlanta, Georgia 30305. The principal address of SSI Investment Management LLC is 9440 Santa Monica Blvd, 8th Floor, Beverly Hills, California 90210.

II.       Business and Other Connections of Investment Adviser

Apollo Credit Management, LLC (“Apollo”) is a registered investment adviser and is the investment sub-advisor for the American Beacon Apollo Total Return Fund. The principal address of Apollo is 9 West 57th Street, 43rd Floor, New York, NY 10019. Information as to the officers and directors of Apollo is included in its Form ADV, as filed with the Securities and Exchange Commission (CRD number 156115), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

The books and other documents required by Section 31(a) under the Investment Company Act of 1940 are maintained in the physical possession of 1) the Trust’s custodian and fund accounting agent at State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111; 2) the Manager at American Beacon Advisors, Inc., 220 East Las Colinas Blvd., Suite 1200, Irving, Texas 75039; 3) the Trust’s transfer agent, DST Asset Manager Solutions, Inc., 2000 Crown Colony Drive, Quincy, MA 02169; 4) Mastercraft, 3021 Wichita Court, Fort Worth, Texas 76140; or 5) the Sub-Advisor at the address listed in Item 31 above.

Item 33.	Management Services

            Not applicable.

Item 34.	Undertakings

1.         Not applicable.

2.         Not applicable.

3.         Not applicable.

4.         The Registrant undertakes:

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(a) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) That for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act;

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.         Not applicable.

6.         The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, its Statement of Additional Information.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant certifies that this Amendment meets all of the requirements for effectiveness pursuant to Rule 486(b) under the 1933 Act and has duly caused this Post-Effective Amendment No. 3 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving and the State of Texas, on October 25, 2019.

AMERICAN BEACON APOLLO TOTAL RETURN FUND

By:	/s/ Gene L. Needles, Jr.
Gene L. Needles, Jr.
President

Pursuant to the requirements of the 1933 Act, this Post-Effective Amendment No. 3 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gene L. Needles, Jr.	President (Principal Executive Officer)	October 25, 2019
Gene L. Needles, Jr.

/s/ Melinda G. Heika	Treasurer (Principal Financial Officer and	October 25, 2019
Melinda G. Heika	Principal Accounting Officer)

Gilbert G. Alvarado*	Trustee	October 25, 2019
Gilbert G. Alvarado

Joseph B. Armes*	Trustee	October 25, 2019
Joseph B. Armes

Gerard J. Arpey*	Trustee	October 25, 2019
Gerard J. Arpey

Brenda A. Cline*	Chair and Trustee	October 25, 2019
Brenda A. Cline

Eugene J. Duffy*	Trustee	October 25, 2019
Eugene J. Duffy

Alan D. Feld*	Trustee	October 25, 2019
Alan D. Feld

Claudia A. Holz*	Trustee	October 25, 2019
Claudia A. Holz

Douglas A. Lindgren *	Trustee	October 25, 2019
Douglas A. Lindgren

Richard A. Massman*	Trustee and Chair Emeritus	October 25, 2019
Richard A. Massman

Barbara J. McKenna*	Trustee	October 25, 2019
Barbara J. McKenna

R. Gerald Turner*	Trustee	October 25, 2019
R. Gerald Turner

*By	/s/ Rosemary K. Behan
Rosemary K. Behan
Attorney-In-Fact

EXHIBIT INDEX

Type:	Description:
99.2(a)(3)	Amended and Restated Agreement and Declaration of Trust, dated as of August 20, 2019
99.2(b)(2)	Amended and Restated By-Laws, dated as of August 20, 2019
99.2(h)(2)	First (1st) Amendment to Distribution Agreement by and among American Beacon Sound Point Enhanced Income Fund and American Beacon Apollo Total Return Fund and Resolute Investment Distributors, Inc., dated August 20, 2019
99.2(k)(4)	Third Amendment to the Sub-Administrative Services Fee Agreement between American Beacon Funds, American Beacon Select Funds, American Beacon Institutional Funds Trust, American Beacon Sound Point Enhanced Income Fund, American Beacon Apollo Total Return Fund and American Beacon Advisors, Inc.
99.2(k)(5)	Distribution Plan pursuant to Rule 12b-1 for the American Beacon Apollo Total Return Fund T Class
99.2(k)(6)	Plan Pursuant to Rule 18f-3
99.2(k)(8)	Fee Waiver/Expense Reimbursement Agreement for American Beacon Apollo Total Return Fund
99.2(l)	Opinion and consent of counsel
99.2(n)	Consent of Independent Registered Public Accounting Firm